As filed with the Securities and Exchange Commission on August 7, 2012

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

THE WHITEWAVE FOODS COMPANY

(Exact name of registrant as specified in its charter)

Delaware	2026	46-0631061
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2711 North Haskell Ave., Suite 3400

Dallas, TX 75204

(214) 303-3400

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Gregg L. Engles

Chief Executive Officer

The WhiteWave Foods Company

2711 North Haskell Ave., Suite 3400

Dallas, TX 75204

(214) 303-3400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Erika L. Robinson Justin L. Ochs Wilmer Cutler Pickering Hale and Dorr LLP 1875 Pennsylvania Avenue NW Washington, DC 20006 (202) 663-6000	William V. Fogg Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019 (212) 474-1131

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee(2)
Class A Common Stock, $0.01 par value per share	$300,000,000	$34,380

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated August 7, 2012

PRELIMINARY PROSPECTUS

                 Shares

THE WHITEWAVE FOODS COMPANY

Class A Common Stock

This is The WhiteWave Foods Company’s initial public offering. We are selling                  shares of our Class A common stock.

We expect the public offering price to be between $                 and $                 per share. Currently, no public market exists for the shares. We intend to apply to list our Class A common stock on The New York Stock Exchange under the symbol “WWAV.”

Following this offering, we will have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of the shares of Class A common stock and Class B common stock will be identical, except with respect to voting and conversion. Each share of Class A common stock will be entitled to one vote per share. Each share of Class B common stock will be entitled to ten votes per share with respect to election and removal of directors and one vote per share with respect to all other matters submitted to a vote of our stockholders. While beneficially owned by Dean Foods or any of its affiliates (excluding our Company and our subsidiaries), each share of Class B common stock will be convertible at any time at the election of the holder into Class A common stock. The Class B common stock will also automatically convert into Class A common stock in certain circumstances.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 19 of this prospectus.

	Price to Public	Underwriting Discount	Proceeds to The WhiteWave Foods Company
Per Share	$	$	$
Total	$	$	$

The underwriters may also exercise their option to purchase up to an additional                  shares of Class A common stock from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                 , 2012.

J.P. Morgan	Credit Suisse	BofA Merrill Lynch

The date of this prospectus is                     , 2012.

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give to you. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our Class A common stock.

We are offering to sell shares of our Class A common stock, and seeking offers to buy shares of our Class A common stock, only in jurisdictions where offers and sales are permitted. Neither we nor any of the underwriters have taken any action to permit a public offering of the shares of our Class A common stock or the possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus applicable to that jurisdiction.

Through and including                 , 2012 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Industry and Market Data

Unless otherwise indicated, statements in this prospectus concerning our industry and the categories in which we operate, including our general expectations and competitive position, business opportunity, and category size, growth, and share, are based on information from independent industry organizations and other third-party sources (including industry publications, surveys, and forecasts), data from our internal research, and management estimates. Management estimates are derived from the information and data referred to above, and are based on assumptions and calculations made by us based upon our interpretation of such information and data, and our knowledge of our industry and the categories in which we operate, which we believe to be reasonable. We have not independently verified any third-party information, and our internal data have not been verified by any independent source. Furthermore, the information and data referred to above are imprecise. Projections, assumptions, expectations, and estimates regarding our industry and the categories in which we operate and our future performance are also necessarily subject to risk.

Statements in this prospectus regarding our competitive position and category size, growth, and share in the United States are based on data that do not account for certain major retailers with whom we do business, as information from such retailers was not historically available. However, we believe these data are reasonable approximations, and we have no reason to believe that the inclusion of additional retailers in the data collection process would materially change the conclusions we have drawn from these data. In addition, statements in this prospectus regarding the characteristics and preferences of our consumers are based on independent surveys of consumers of our products that we have neither commissioned nor independently verified. A broader sampling of our consumers, different survey methodologies, and collection of data at a different time of year, among other variables, could lead to different results; however, we know of no better methodology for estimation, nor do we have any reason to believe that our consideration of additional or different survey data would materially change the conclusions we have drawn from these surveys. Finally, statements in this prospectus regarding the household penetration of our products and categories are based on information from independent industry organizations and other third-party sources regarding the presence of our products and competitor products in our categories in U.S. households within the prior 52-week period. Although not a direct measure of household penetration, these data are generally regarded within our industry as the best available approximation of household penetration. We have no reason to believe that any other measure or survey of household penetration would materially change our conclusions regarding the U.S. household penetration of our products and categories.

Statements in this prospectus regarding our competitive position and category size, growth, and share in Europe refer to our competitive position and category size, growth, and share only in the nine countries in Europe in which we do business: Belgium, France, Germany, Italy, the Netherlands, Portugal, Spain, Sweden, and the United Kingdom. For purposes of this prospectus, our “core geographies” refers to Belgium, Germany, the Netherlands, and the United Kingdom.

For purposes of this prospectus, our “core brands” refers to Silk, International Delight, LAND O LAKES, Horizon Organic, and Alpro. Where we refer to our core brands having #1 or #2 positions, we mean Silk, International Delight, Horizon Organic, and Alpro only. “Plant-based foods and beverages” refers to plant-based items that have a dairy equivalent in the consumer packaged food and beverage industry, and consists of milks, creams, desserts, and yogurts. “Coffee creamers and beverages” refers to non-dairy creamers, dairy creamers and half & half, and ready-to-drink iced coffee beverages. “Premium dairy” refers to organic and other value-added dairy products. “Organic products” refers to milk, cheese, yogurt, sour cream, and butter. “Other value-added dairy products” refers to lactose-free milk, acidophilus milk, milk with added Omega-3, grass-fed milk, and fine-filtered milk.

Silk, International Delight, Horizon Organic, Alpro, and our other registered or common law trademarks, service marks, or trade names appearing in this prospectus, are the property of The WhiteWave Foods Company. Other trademarks, service marks, or trade names appearing in this prospectus, including the LAND O LAKES, Almond Joy, Cold Stone, Cinnabon, Hershey’s, and YORK trade names which we license, are the property of their respective owners.

Prospectus Summary

This summary highlights certain information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A common stock. You should read this entire prospectus carefully, especially the “Risk Factors” section and our financial statements and the related notes included elsewhere in this prospectus, before making an investment decision.

As used in this prospectus, the terms “WhiteWave,” the “Company,” “we,” “us,” and “our” may, depending on the context, refer to The WhiteWave Foods Company, to one or more of its consolidated subsidiaries, including WWF Operating Company, or to The WhiteWave Foods Company and all of its subsidiaries taken as a whole. References to “WWF Operating Company” refer to WWF Operating Company, which presently is a wholly-owned subsidiary of Dean Foods. Except for the nominal assets that are currently held by The WhiteWave Foods Company, WWF Operating Company holds all of the historical assets and liabilities related to the business that The WhiteWave Foods Company will acquire pursuant to the contribution described below. References to “Dean Foods” refer to Dean Foods Company, our parent company.

Our Company

We are a leading consumer packaged food and beverage company focused on high-growth product categories that are aligned with emerging consumer trends. We manufacture, market, distribute, and sell branded plant-based foods and beverages, coffee creamers and beverages, and premium dairy products throughout North America and Europe. We are pioneers in these product categories, with #1 or #2 positions for all of our core brands. Our widely-recognized, leading brands distributed in North America include Silk plant-based foods and beverages, International Delight and LAND O LAKES coffee creamers and beverages, and Horizon Organic premium dairy products, while our popular European brands of plant-based foods and beverages include Alpro and Provamel.

Our mission is to create a food and beverage company that combines the entrepreneurship, spirit, principles, and practices of small food companies with the professionalism, resources, and scale of large food companies. We aspire to change the way the world eats for the better by providing consumers with innovative, great-tasting food and beverage choices that meet their increasing desires for nutritious, flavorful, convenient, and responsibly produced products.

We have two reportable business segments: our North America segment, which offers products in the plant-based foods and beverages, coffee creamers and beverages, and premium dairy categories throughout North America, and our Europe segment, which offers plant-based foods and beverages throughout Europe.

Our Portfolio

We have experienced strong sales growth over the past few years. We generated total net sales of $2.0 billion in the year ended December 31, 2011, up from $1.2 billion in the year ended December 31, 2007, representing a compound annual growth rate (“CAGR”) of 13.6% from 2007 to 2011.

We sell our products across North America and Europe to a variety of customers, including grocery stores, mass merchandisers, club stores, and convenience stores, as well as through various away-from-home channels, including restaurants and foodservice outlets. We believe our products meet a variety of consumer preferences and desires, and, as a result, our brands have historically performed well for retailers. We believe that our products receive premium shelf placement and have high adoption rates due to our product innovations, strong brand recognition, consumer loyalty, and ongoing collaboration with retailers. Our core commercial capabilities, including speed-to-market and an extensive supply chain network, enable us to achieve and sustain our leading positions and drive growth in our brand platforms. Going forward, we expect to drive further sales and category growth by strengthening our existing product categories, expanding our brands into logical, adjacent product categories, focusing on new product development, and capitalizing on emerging consumer trends.

Brand building and new product innovation are core to our growth strategy, and we believe they represent significant competitive advantages for us. We continually invest in marketing and promotional activities to build the strength of our brand equities. For example, we cultivated Silk and Alpro from niche soymilk brands into a broad range of plant-based food and beverage products. Our in-house research and development (“R&D”) group develops new, great-tasting products that are responsive to evolving consumer preferences. We have a highly successful track record of leveraging our capabilities to create and rapidly commercialize new products, and to build and develop categories and subcategories on a large scale. Examples of our highly successful product launches include Silk PureAlmond almondmilk and International Delight CoffeeHouse Inspirations, which were both launched in 2009 and ranked among the top 2% and 3%, respectively, of all consumer packaged food and beverage launches between 2007 and 2011 in terms of retail sales in each of their first twelve months. In 2012, we were the first company to commercialize almond drinks on a large scale in Europe, capitalizing on the emerging European consumer preference for variety in plant-based dairy alternatives.

We are committed to expanding our business while continuing to support our environment, communities, and employees. In our efforts to produce food responsibly, we set goals and design our sustainability initiatives to benefit the environment and the communities we serve. We believe our unique corporate culture and commitment to our employees fosters a highly engaged workforce focused on innovation and the development of new products that offer better choices for people and are better for our communities and the planet.

Throughout our history, we have successfully identified and acquired high-growth businesses in attractive categories, including International Delight in 1997, Silk in 2002, Horizon Organic in 2004, and Alpro in 2009. Since their respective acquisitions, each of these brands has experienced robust net sales and profit growth, which we have leveraged to strengthen our leading positions across our entire portfolio. Given our scalable infrastructure, deep knowledge of key drivers in our business and product categories, track record of innovation, and core competency of successfully acquiring and integrating high-growth businesses in attractive categories, we believe that our Company is well positioned for future global growth.

Industry Overview

We compete in categories that are part of larger food and beverage sectors and that provide us meaningful opportunities for continued growth. Our plant-based foods and beverages and premium dairy products are well positioned within the dairy and dairy alternatives sector, as well as the natural and organic sector, which in the United States alone were estimated to be $35 billion and $46 billion sectors, respectively, in 2011. The growth of the natural and organic sector is outpacing the growth of the overall food and beverage industry and, within the dairy and dairy alternatives sector, our share continues to grow. In addition, our coffee creamers and beverages continue to benefit from the growth and overall size of the coffee and creamers sector, which was estimated to be a $12 billion sector in the United States alone in 2011.

The growth of our product categories is supported by evolving consumer preferences for products that:

•	are innovative and great-tasting;

•	have nutritional benefits and profiles not typically found in traditional offerings; and

•	are sourced and produced responsibly.

We believe that these trends will continue into the future.

We believe that our products are uniquely positioned in rapidly growing, on-trend categories that stand to benefit from anticipated sustainable and strong consumer demand:

•

Plant-based foods and beverages represented a $1.6 billion category in the United States and Europe in 2011, and experienced a CAGR of 8% from 2009 to 2011. We believe almond-based beverages was among the fastest growing subcategories in the U.S. consumer packaged food and beverage industry, with a CAGR of 157% from 2009 to 2011. We believe that the plant-based foods and beverages category will continue to experience favorable growth supported by a rising consumer focus on nutritional benefits, such as digestive and heart health, as well as by the positioning of these products as low-fat, low-calorie, and cholesterol-free dairy alternatives. Plant-based foods and beverages also enjoy advantaged environmental impact profiles over dairy milk, particularly in greenhouse gas production and water use.

•

Coffee creamers and beverages represented a $2.6 billion category in the United States in 2011, and experienced a CAGR of 8% from 2009 to 2011. The subcategories in which we compete, flavored coffee creamers and ready-to-drink coffee beverages, experienced a CAGR of 14% and 8%, respectively, from 2009 to 2011. Demand for coffee creamers is driven by rising coffee consumption, increasing preference for flavored creamers with coffee, and the growth of at-home brewing as consumers seek to enjoy the “coffeehouse” taste at a lower cost.

•

Premium dairy, which includes organic and other value-added dairy products, represented a $2.0 billion category in the United States in 2011, and experienced a CAGR of 6% from 2009 to 2011. Organic milk represented $1.0 billion in sales in the United States in 2011 and experienced a CAGR of 9% from 2009 to 2011. This robust growth is largely driven by a rising consumer preference for nutritious and organic products.

Our Competitive Strengths

Participation in Highly Attractive Categories

We are a leader in three major product categories: plant-based foods and beverages, coffee creamers and beverages, and premium dairy. These high-growth, on-trend product categories are aligned with emerging consumer preferences for products that are nutritious, flavorful, convenient, and responsibly produced. As a result, we believe these product categories will continue to offer attractive growth opportunities relative to traditional food and beverage categories. In plant-based foods and beverages, we believe that increasing household penetration will be a significant growth driver, as we estimate that the current U.S. household penetration rate of refrigerated plant-based foods and beverages is only 23%, and we believe that in many international geographies these products are not widely available to consumers today. We believe that our coffee creamer and beverage products are well positioned to continue benefitting from the growing consumption of coffee, which is currently one of the most popular beverages among U.S. consumers, according to a 2011

National Coffee Drinking Trends study. We also believe there is increasing consumer demand for natural and organic products, including organic milk. Furthermore, the premium dairy category remains underpenetrated, as organic milk comprised only 8.5% of total U.S. retail milk sales in 2011.

Product Portfolio Aligned with Consumer Trends

Our product portfolio is designed to appeal to consumer preferences for nutritious, great-tasting, convenient, and responsibly produced products. Our plant-based food and beverage platform, which includes soy-, almond-, coconut-, hazelnut-, rice- and oat-based choices, features a variety of flavorful offerings with nutritional qualities that consumers desire. Our coffee creamers and beverages platform, which includes coffee creamers and iced coffee products under the International Delight and LAND O LAKES brand names, enables our consumers to enjoy a flavorful, convenient, and affordable “coffeehouse” taste. Finally, our premium dairy portfolio consists of organic milk, yogurt, cheese, and other premium dairy products that appeal to consumers seeking wholesome and nutritious choices for their families.

Leading Brands with Significant Scale

We have built a portfolio of leading, scale brands that are well recognized by consumers, and that we believe are important to retailers. We have helped build and develop the categories in which we compete into large and growing categories whose aggregate retail sales were approximately $6 billion in 2011 in the United States and Europe. Within their respective subcategories, each of our Silk, Horizon Organic, and Alpro brands hold #1 brand positions, with meaningfully higher shares than those of their nearest respective competitors. For example, Silk, Horizon Organic, and Alpro held 55%, 42%, and 37% shares, respectively, of their subcategories, each being at least three times greater than that of its closest branded competitor in 2011.

Through our new product innovation, brand extensions and expanded distribution, we have developed sizeable brands, with Silk, International Delight, and Horizon Organic, each generating in excess of $400 million in total net sales in 2011. We expect to further capitalize on the strong consumer demand for our products and continue to grow our share and brands within our categories.

Culture of Innovation

We have established a track record of launching successful new products and effectively commercializing innovation across our brands in North America and Europe by building and leveraging highly experienced R&D teams. We have consistently made investments in new product development. Throughout our history, we have leveraged our strong brand equities and our innovation capabilities to pioneer new products and subcategories. For example, the organic milk, soymilk, and flavored non-dairy creamer subcategories were either created or largely developed by our Company. All have since grown into sizable, profitable subcategories in which we maintain strong leadership positions. Recent successful introductions have targeted consumer preferences for nutrition (Silk PureAlmond almondmilk, Alpro Almond Drink, Horizon Organic Milk with DHA Omega-3, and Silk Fruit & Protein), great taste (International Delight Iced Coffee, Silk PureAlmond Dark Chocolate almondmilk, and Alpro Fruity & Creamy soy yogurt), and convenience (single serve Horizon Organic and single serve Silk PureAlmond almondmilk).

Extensive Commercial and Supply Chain Network

Our strong innovation and commercial capabilities enable us to develop, rapidly commercialize, and efficiently distribute our products. Through our sales organization, we strive to cultivate strong, collaborative relationships with our retail customers that facilitate favorable product placement, which, combined with our marketing capabilities and brand strength, drives high product-turnover rates. Our strategic distribution network allows us to achieve broad channel reach, and our extensive production capabilities, including our extended shelf life (“ESL”) manufacturing network in the United States and Europe, position us for continued cost reduction opportunities. We believe our strategic investments in our manufacturing footprint and diverse network of suppliers will allow us to continue scaling our business into the future. Going forward, we also believe that we can leverage these core capabilities to continue to pioneer and lead in our categories.

Significant Global Growth Potential

Our leading brands, on-trend, innovative products, and sales, marketing, and supply chain capabilities position us to benefit from the growing global adoption of products in our major categories. In addition, throughout our history, we have demonstrated a consistent ability to successfully acquire and integrate businesses and their brands. Through these acquisitions we have capitalized on product and category growth trends and expanded our geographic scope. We believe that we can leverage these experiences to take advantage of future global growth opportunities.

Experienced Management Team with Acquisition Expertise

We are led by a proven and experienced management team. Our Chairman of the Board and Chief Executive Officer, Gregg Engles, has 24 years of management experience in the consumer packaged food and beverage industry. Mr. Engles conceived the creation of a branded dairy alternative business within the Dean Foods portfolio, and, under his direction, our Company was built through a series of successful acquisitions, including International Delight in 1997, Silk in 2002, Horizon Organic in 2004, and Alpro in 2009. Mr. Engles, Blaine McPeak, Kelly Haecker, and Thomas Zanetich, among others, were all either founding members of the management team that built WhiteWave by acquiring and integrating its principal brands, or early employees who have led its subsequent growth. Bernard Deryckere has led Alpro for over a decade and driven its leadership in plant-based foods and beverages in Europe. Mr. Engles and the other members of our senior management team average almost two decades of industry experience at leading consumer packaged food and beverage companies. Our management team has played an integral role in our Company’s success by instilling a culture committed to innovation, responsibility, and growth. We believe that our strong leadership and experience acquiring and scaling high-growth businesses will enable our Company to continue to drive sustained growth and increased profitability.

Our Business Strategy

Our Company competes in product categories that we believe have attractive long-term growth prospects due to strong consumer interest, favorable category dynamics, and, in many cases, low household penetration. To achieve sustainable growth and profitability, our strategy encompasses the following:

Leverage the Equity in Our Core Brands

Our core brands are leaders in categories which are experiencing strong consumer momentum. We intend to continue to leverage the equity of our core brands to raise consumer awareness of our products’ attributes which, in turn, will allow us to expand sales to a broader set of consumers and consumption occasions. We expect to expand the role of our brands even further with our retail customers, who recognize the accelerated growth that our brands bring to their businesses. We will leverage our strong track record of building categories and brands by continuing to develop and introduce innovative, on-trend products that further solidify our position as a category leader.

Drive Growth Through Innovation

Our Company has a history of driving growth through pioneering new subcategories, capitalizing on emerging trends, and introducing product extensions under our brands. Our recent new product launches have allowed us to continue to grow in our existing categories and subcategories and deliver innovative products under trusted brands. For instance, Silk Fruit & Protein beverages combine the established Silk soymilk tradition with the added taste of fruit. With International Delight Iced Coffee, we created a new subcategory of refrigerated iced coffee for at-home consumption. Our launches of Alpro Almond Drink and Alpro Hazelnut Drink are providing European consumers with access to an increased variety of great-tasting, nutritious plant-based beverages. We believe there are attractive opportunities to extend our trusted brands into select adjacent product categories and subcategories. We are committed to leveraging our advanced R&D and commercial capabilities to further develop and expand our categories and subcategories and deliver innovation that will drive increased consumption of our brands.

Continue to Identify Cost Reduction Opportunities to Reinvest in Brands and Operational Capabilities

We are committed to pursuing operational cost reduction programs in order to maintain our competitive position and support our growth strategy. Company-wide cost reduction programs improve operational efficiency through the elimination of excess costs. By realizing savings through these cost reduction programs, we can reinvest in our business to build our brands and improve our capabilities as we strive to drive growth and deliver superior service to our retail and foodservice customers. We view the pursuit of opportunities to improve the efficiency of our operations as an essential contributor to our success.

Selectively Pursue Expansion Opportunities in Attractive New Geographies

Our leading brands, on-trend, innovative products, and sales, marketing, and supply chain capabilities provide opportunities to expand our business globally by:

•	broadening the distribution of successful products across our existing geographies;

•	driving distribution of our brands and products into geographies adjacent to our existing geographies; and

•	introducing our brands and products in new, high-growth regions across the globe.

Throughout our history, we have demonstrated an ability to successfully enter and grow new categories, subcategories, and geographies through acquisitions. We believe that we can leverage these experiences to capitalize on future value-enhancing acquisitions and partnerships that complement our portfolio.

Separation From Dean Foods and Potential Spin-off

Currently, we are a wholly-owned subsidiary of Dean Foods, and we have one class of common stock outstanding. Immediately prior to completion of this offering, we plan to amend and restate our certificate of incorporation and by-laws, increase the total number of authorized shares of our capital stock, and create two classes of common stock that will each have the same economic rights, including with respect to dividends and distributions. In this prospectus, we refer to these transactions collectively as the “reclassification.” Our Class A common stock will be entitled to one vote per share on all matters submitted to a vote of our stockholders and our Class B common stock will be entitled to ten votes per share with respect to election and removal of directors and one vote per share with respect to all other matters submitted to a vote of our stockholders. Upon completion of this offering, Dean Foods will own none of our Class A common stock and 100% of the outstanding shares of our Class B common stock, which will give Dean Foods                 % of the economic interest in our outstanding common stock,                 % of the voting power of our outstanding common stock with respect to election and removal of directors, and                 % of the voting power of our outstanding common stock with respect to all other matters submitted to a vote of our stockholders, or                 %,                 %, and                 %, respectively, if the underwriters exercise their over-allotment option in full. Shares of our Class B common stock will also automatically convert into shares of our Class A common stock in certain circumstances including upon transfer by Dean Foods, subject to certain limited exceptions. For a description of the terms of conversion, see “Description of Capital Stock.”

No later than the completion of this offering, Dean Foods will contribute to us the capital stock of WWF Operating Company, which is presently a wholly-owned subsidiary of Dean Foods. Except for the nominal assets that we currently hold, WWF Operating Company holds all of the historical assets and liabilities related to the business that we will acquire pursuant to such contribution. We and Dean Foods will enter into a separation and distribution agreement that provides for the separation of our business from Dean Foods to take effect no later than the completion of this offering. In addition, we and Dean Foods will enter into a transition services agreement governing Dean Foods’ provision of various services to us, and our provision of various services to Dean Foods, on a transitional basis, and several ancillary agreements in connection with such contribution. In this prospectus, references to the “contribution” refer to Dean Foods’ contribution to us of the capital stock of WWF Operating Company along with the effectiveness of various agreements between us and Dean Foods that will become effective no later than the completion of this offering. See “Certain Relationships and Related Party Transactions.”

Upon completion of this offering, we expect to incur between $800 million and $925 million in new indebtedness consisting of borrowings under senior credit facilities to be entered into with financial institutions, and we expect to have additional borrowing capacity of $         under these facilities. We refer to these transactions as the “related financing transactions.” See “Description of Financing Transactions and Material Indebtedness.”

Upon completion of this offering, we intend to pay to Dean Foods the net proceeds of this offering and the related financing transactions. Dean Foods has advised us that it plans to use these funds to repay certain Dean Foods indebtedness. See “Use of Proceeds.”

Dean Foods has informed us that, at some time in the future, but no earlier than the expiration or waiver of the 180-day lock-up period described below under “Underwriting,” it intends to effect a tax-free spin-off or other tax-free disposition of all or a portion of its ownership interest in us to its stockholders, which disposition may include an exchange of our common stock for Dean Foods common stock or other securities or another similar transaction. Dean Foods has no obligation to effect the tax-free spin-off and it may also retain its ownership interest in us indefinitely or may dispose of all or a portion of its ownership interest in us in a sale or other transaction. Any such spin-off or other disposition by Dean Foods would be subject to various conditions, including receipt of any necessary regulatory or other approvals, the existence of satisfactory market conditions, and, in the case of a spin-off, Dean Foods’ receipt of a private letter ruling from the Internal Revenue Service (the “IRS”) and/or an opinion of counsel that the contribution and such spin-off, taken together, would be tax-free to Dean Foods and its stockholders. The conditions to a spin-off or other disposition by Dean Foods may not be satisfied. Dean Foods has no obligation to pursue or consummate any further disposition of its ownership interest in us by any specified date or at all, whether or not these conditions are satisfied. In this prospectus, references to a “spin-off” refer to the potential tax-free distribution or other tax-free disposition of all or a portion of Dean Foods’ ownership interest in us to Dean Foods’ stockholders, which may include an exchange of our common stock for Dean Foods common stock or other Dean Foods securities or another similar transaction.

We believe, and Dean Foods has advised us that it believes, that, in addition to allowing Dean Foods to repay certain of its outstanding indebtedness with the net proceeds from this offering and the related financing transactions, the contribution, this offering and a spin-off will provide a number of benefits to our business, to Dean Foods’ business, and to Dean Foods’ stockholders.

We believe that the business benefits that will occur as a result of this offering, and be more fully realized upon a later spin-off, include:

•

Market recognition of the value of our businesses. As we will be a stand-alone public company after this offering, potential investors will be able to invest directly in our product portfolio. In addition, after a spin-off, potential investors will also be able to invest directly in Dean Foods’ business.

•

Focused management attention. Our management will be better able to focus its attention on our business. As a company dedicated to pioneering new categories and subcategories, capitalizing on emerging trends, and introducing new products and product extensions of our existing brands, we expect to be in a better position to grow our business and to serve our customers more effectively through more efficient deployment of resources, increased operational flexibility, and enhanced responsiveness to customers.

•

Improved access to capital. As a stand-alone public company, we will avoid conflicts in the allocation of capital between us and other Dean Foods businesses. Rather, we will have direct access to the capital markets to issue equity or debt securities, which we expect will improve our access to capital and increase our flexibility to invest in innovation, product development, marketing, and production capacity, as well as to pursue strategic acquisitions.

•

Incentives for employees more directly linked to our performance. We expect to enhance employee motivation and to strengthen our management’s focus on our business through incentive compensation programs specifically tied to the results of our business operations and the market performance of our common stock. We believe that these incentives will enhance our ability to attract and retain qualified personnel.

•

Increased ability to pursue strategic acquisitions. With the ability to issue our common stock as consideration, we expect to be better positioned to pursue strategic acquisitions to grow our business.

Risks Affecting Our Business

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our Class A common stock. If any of these risks actually occurs, our business, financial condition, and results of operations would likely be negatively affected. In such case, the trading price of our Class A common stock would likely decline, and you may lose part or all of your investment. Below is a summary of some of the principal risks we believe we face:

•	if we fail to anticipate and respond to changes in consumer preferences, demand for our products could decline;

•	we may not be able to implement successfully our growth strategy for our core brands on a timely basis or at all;

•	our product categories face a high level of competition, which could negatively impact our sales and results of operations;

•	the loss of any of our largest customers could negatively impact our sales and results of operations;

•	erosion of the reputation of one or more of our leading brands could negatively impact our sales and results of operations;

•	our continued success depends on our ability to innovate successfully and to innovate on a cost-effective basis;

•	reduced availability of raw materials and other inputs, and increased costs for our raw materials and other inputs, could adversely affect us;

•	the economic downturn could negatively affect our sales and results of operations;

•	our indebtedness could adversely affect our financial condition and ability to operate our business, and we may incur additional debt;

•	we are controlled by Dean Foods, and its interests may conflict with yours; and

•	we may not realize the potential benefits from being a stand-alone public company.

Our Corporate Information

We were incorporated under the laws of the State of Delaware on July 17, 2012. Our principal executive offices are located at 2711 North Haskell Avenue, Suite 3400, Dallas, Texas 75204. Our telephone number is (214) 303-3400. We maintain a website at www.whitewave.com. The reference to our website is intended to be an inactive textual reference only. The information contained on, or that can be accessed through, our website is not a part of this prospectus.

The Offering

Common stock offered:

Class A common stock	shares

Common stock to be outstanding immediately after this offering:

Class A common stock	shares
shares if the underwriters exercise their over-allotment option in full
Class B common stock	shares

Common stock to be held by Dean Foods immediately after this offering:

Class A common stock	no shares
Class B common stock	shares, representing % of the voting power of our outstanding common stock with respect to election and removal of directors and % of the voting power of our outstanding common stock with respect to all other matters submitted to a vote of our stockholders (or % and %, respectively, if the underwriters exercise their over-allotment option in full) and % of the economic interest in our outstanding common stock (or %, if the underwriters exercise their over-allotment option in full)

Voting rights:

Class A common stock	one vote per share
Class B common stock	ten votes per share with respect to election and removal of directors and one vote per share with respect to all other matters submitted to a vote of our stockholders

Holders of our Class A common stock and Class B common stock will generally vote together as a single class, except as set forth in our amended and restated certificate of incorporation or otherwise required by law. Dean Foods, which, upon completion of this offering, will hold % of the voting power of our outstanding common stock with respect to election and removal of directors and % of the voting power of our outstanding common stock with respect to all other matters submitted to a vote of our stockholders, will have the ability to control the outcome of matters submitted to a vote of our stockholders including election and removal of directors. See “Description of Capital Stock.”

Over-allotment option	The underwriters have an option for a period of 30 days after the date of this prospectus to purchase up to additional shares of our Class A common stock solely to cover over-allotments.

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting the underwriting discount and estimated offering expenses payable by us, will be approximately $ million, assuming that the shares of our Class A common stock to be sold in this offering are sold at $ per share, the midpoint of the price range set forth on the cover page of this prospectus.

Upon completion of this offering, we intend to pay all of the net proceeds from this offering to Dean Foods. Dean Foods has advised us that it plans to use these funds to repay indebtedness under its senior secured credit facility. See “Use of Proceeds.”

Dividend policy	We do not intend to declare or pay any cash dividends on our Class A common stock or Class B common stock for the foreseeable future. See “Dividend Policy.”

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our Class A common stock.

Proposed New York Stock Exchange symbol	“WWAV”

Unless indicated otherwise, the number of shares to be outstanding after this offering:

•	excludes:

•	shares of our Class A common stock that may be issuable upon any conversion of the outstanding Class B common stock;

•	shares of our Class A common stock reserved for issuance upon the exercise of any future stock options, restricted stock units, or restricted stock that may be issued under our employee benefit plans;

•

                 shares of our Class A common stock reserved for issuance in connection with the IPO Grants to our executives and employees that will be granted prior to completion of this offering, as described below under “Executive Compensation—Employment Agreements with our Named Executive Officers;” and

•	shares of our Class A common stock that may be issuable in connection with the conversion of outstanding Dean Foods equity awards upon the effectiveness of a spin-off (see “Executive Compensation”);

•	assumes the underwriters will not exercise their over-allotment option; and

•	assumes that the shares of our Class A common stock to be sold in this offering are sold at $ per share, the midpoint of the price range set forth on the cover page of this prospectus.

Summary Consolidated Financial Data

The following financial data should be read in conjunction with our audited and unaudited consolidated financial statements and the related notes, and our unaudited pro forma condensed consolidated financial information and the related notes, included elsewhere in this prospectus.

The WhiteWave Foods Company was formed on July 17, 2012, has nominal assets and no liabilities, and will conduct no operations prior to completion of this offering. Therefore, we believe that a presentation of the historical results of The WhiteWave Foods Company would not be meaningful. Accordingly, the following presents the historical financial information for WWF Operating Company, which presently is a wholly-owned subsidiary of Dean Foods that, except for the nominal assets that are currently held by The WhiteWave Foods Company, holds all of the historical assets and liabilities related to the business that The WhiteWave Foods Company will acquire pursuant to the contribution.

Unless otherwise specified, any references to “our,” “we,” and “us” in this summary consolidated financial data refer to WWF Operating Company.

The following table summarizes our consolidated financial data. We have derived the summary consolidated statement of operations data for the years ended December 31, 2011, 2010, and 2009 and the consolidated balance sheet data for the years ended December 31, 2011 and 2010 from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated balance sheet data as of December 31, 2009 and June 30, 2011 has been derived from our unaudited balance sheets as of December 31, 2009 and June 30, 2011, which are not included in this prospectus. The consolidated statement of operations data for the six months ended June 30, 2012 and 2011 and the consolidated balance sheet data as of June 30, 2012 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements were prepared on the same basis as our audited financial statements. In our opinion, such financial statements include all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements.

Our historical consolidated financial statements have been prepared on a stand-alone basis in accordance with U.S. generally accepted accounting principles (“GAAP”) and are derived from Dean Foods’ consolidated financial statements and accounting records using the historical results of operations and assets and liabilities attributed to our operations, and include allocations of expenses from Dean Foods. Our historical results are not necessarily indicative of our results in any future period.

Our unaudited pro forma condensed consolidated financial information has been prepared to reflect adjustments to our historical financial information, that are (1) directly attributable to the transactions described below; (2) factually supportable; and (3) with respect to the unaudited pro forma condensed consolidated statements of operations, expected to have a continuing impact on our results. The unaudited pro forma condensed consolidated financial information does not include non-recurring items, including, but not limited to, offering related legal and advisory fees. The unaudited pro forma condensed consolidated financial information reflects the impact of:

•	the contribution and the reclassification;

•

the receipt of approximately $                 million in net proceeds from the sale of shares of our Class A common stock in this offering at an assumed initial offering price of $                 per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the underwriting discount and estimated offering expenses payable by us;

•	the additional indebtedness to be incurred in the related financing transactions;

•	the intended payment of the net proceeds from this offering and the related financing transactions of approximately $ to Dean Foods;

•	the resulting elimination of Dean Foods’ net investment in us;

•

the entry into agreements that formalize ongoing commercial arrangements that we have with certain wholly-owned Dean Foods subsidiaries, all of which are described in greater detail in “Certain Relationships and Related Party Transactions;”

•	the termination of our intellectual property license agreement with a wholly-owned subsidiary of Dean Foods; and

•	other adjustments described in the notes to the unaudited pro forma condensed consolidated financial information.

Collectively, the transactions underlying these adjustments are referred to as the “Pro Forma Transactions.”

The unaudited pro forma condensed consolidated statements of operations give effect to the Pro Forma Transactions as though the Pro Forma Transactions had occurred as of January 1, 2011. The unaudited pro forma condensed consolidated balance sheet gives effect to the Pro Forma Transactions as though the Pro Forma Transactions had occurred as of June 30, 2012.

You should read the following summary consolidated financial data together with our audited and unaudited consolidated financial statements and the related notes included elsewhere in this prospectus and “Use of Proceeds,” “Capitalization,” “Selected Consolidated Financial Data,” “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Party Transactions,” and the related notes included elsewhere in this prospectus.

	Historical					Pro forma(8)
	Year ended December 31,			Six months ended June 30,		Year ended December 31,	Six months ended June 30,
	2011	2010	2009	2012	2011	2011	2012
	(In thousands)
Statement of Operations Data:
Net sales(1)	$1,916,830	$1,713,390	$1,446,931	$1,050,884	$921,603	$1,885,779	$1,035,932
Net sales to related parties(2)	108,921	107,923	88,036	55,590	53,048	135,758	66,465
Related party fees(2)	—	—	—	—	—	22,270	12,918

Total net sales	2,025,751	1,821,313	1,534,967	1,106,474	974,651	2,043,807	1,115,315
Cost of sales(2)	1,341,310	1,210,816	1,020,585	718,883	645,040	1,329,430	713,755

Gross profit(3)	684,441	610,497	514,382	387,591	329,611	714,377	401,560
Related party license income(4)	42,680	39,378	46,729	21,316	20,469	—	—
Operating costs and expenses:
Selling and distribution	414,724	384,512	331,844	242,857	203,697	412,778	241,816
General and administrative(5), (6)	136,703	139,888	127,130	74,979	67,648	136,703	70,979

Total operating costs and expenses	551,427	524,400	458,974	317,836	271,345	549,481	312,795

Operating income	175,694	125,475	102,137	91,071	78,735	164,896	88,765
Other expense (income):
Interest expense (income)(4), (7)	9,149	10,583	(680)	2,610	5,210	24,874	12,460
Other expense (income), net	122	377	(149)	683	(770)	122	683

Total other expense (income)	9,271	10,960	(829)	3,293	4,440	24,996	13,143

Income from continuing operations before income taxes	166,423	114,515	102,966	87,778	74,295	139,900	75,622
Income tax expense	52,089	33,159	42,419	30,087	24,129	42,806	25,832

Income from continuing operations	114,334	81,356	60,547	57,691	50,166	$97,094	$49,790

Gain on sale of discontinued operations, net of tax	3,616	5,693	276	—	—
Loss from discontinued operations, net of tax	(27,105)	(16,686)	(21,089)	—	(7,046)

Net income	90,845	70,363	39,734	57,691	43,120
Net loss attributable to non-controlling interest	16,550	8,735	12,441	—	4,388

Net income attributable to WWF Operating Company	$107,395	$79,098	$52,175	$57,691	$47,508

	Historical					Pro forma(8)
	Year ended December 31,			Six months ended June 30,		Year ended December 31,	Six months ended June 30,
	2011	2010	2009	2012	2011	2011	2012
	(In thousands)

Balance Sheet Data (at period end)
Cash and cash equivalents	$96,987	$73,812	$26,466	$41,374	$86,357		$41,374
Property, plant and equipment, net	587,259	526,525	557,534	578,763	552,149		578,763
Total assets	2,108,685	2,066,879	2,101,136	2,052,592	2,151,735		2,062,592
Total debt(7)	456,171	440,351	440,255	452,672	440,255		862,500
Total invested equity	1,140,686	1,124,463	1,153,901	1,076,148	1,191,128		676,320

Other Financial Data:
EBITDA(9)	$236,623	$188,605	$151,831	$126,632	$110,529	$225,825	$124,326
Capital expenditures	126,755	50,707	34,063	41,130	41,894

(1)	Our net sales are derived primarily from sales of our branded plant-based foods and beverages, coffee creamers and beverages, and premium dairy products to third-party customers across North America and Europe. Sales are reported net of estimated returns, trade promotions, and other discounts. Net sales do not historically include the sales of our finished goods to third-party customers made directly by other Dean Foods wholly-owned subsidiaries.

(2)	Related party sales represent the sale of our finished products to other wholly-owned subsidiaries of Dean Foods. Those transactions have historically taken place at an agreed upon price, which may not be equivalent to the terms that would prevail in an arm’s-length transaction. In addition, effective January 1, 2010, Dean Foods implemented a standardized intercompany pricing structure on all products sold by us to other wholly-owned subsidiaries of Dean Foods which negatively impacted our related party sales as compared to years prior to 2010.

In connection with this offering, we have entered, or will enter, into agreements that formalize ongoing commercial arrangements we have with certain wholly-owned Dean Foods subsidiaries. These agreements will become effective no later than the completion of this offering and include certain transitional sales agreements, a sales and distribution agreement, and certain manufacturing and supply agreements. These agreements will impact our net related party sales, our related party fees, our cost of sales and our selling and distribution expenses, all of which is described in greater detail in our unaudited pro forma condensed consolidated financial information and the related notes.

It is anticipated that one or more transition services agreements will take effect to cover certain continued corporate services provided by Dean Foods to us following completion of this offering. See “Certain Relationships and Related Party Transactions.”

Due to these and other changes we anticipate in connection with this offering, the historical financial information included in this prospectus may not necessarily reflect our financial position, results of operations, and cash flows in the future or what our financial position, results of operations, and cash flows would have been had we been a stand-alone public company during the periods presented. See the notes to our unaudited pro forma condensed consolidated financial information.

(3)	As disclosed in Note 2 to our audited consolidated financial statements, we include certain shipping and handling costs associated with shipping products to customers through third-party carriers and third-party inventory warehouse costs within selling and distribution expense. As a result, our gross profit may not be comparable to other entities that present all shipping and handling costs as a component of cost of sales.

(4)	Historically, our intellectual property license agreement with a wholly-owned Dean Foods subsidiary provided such subsidiary the right to use certain of our intellectual property in the manufacture of certain products for a fee. In conjunction with the license agreement, a loan agreement was entered into, pursuant to which we extended a line of credit to such subsidiary related to the license income under the license agreement. There have been no repayments of this loan to date and there are no future plans to settle the outstanding balance; therefore, the principal and associated accrued interest is shown in parent’s net investment. In connection with this offering, we have entered into an agreement with such subsidiary pursuant to which we will terminate this license agreement and the related loan. Upon completion of this offering, we will no longer receive license income or related interest income associated with these historical agreements. In addition, we intend to enter into one or more asset purchase agreements with such subsidiary to effect the transfer to such subsidiary of the intellectual property subject to the license agreement.

(5)	Dean Foods currently provides certain corporate services to us and costs associated with these functions have been allocated to us. Our historical financial statements included elsewhere in this prospectus reflect these costs primarily within general and administrative expenses. These allocations include costs related to corporate services such as executive management, supply chain, information technology, legal, finance and accounting, investor relations, human resources, risk management, tax, treasury, and other services, as well as stock-based compensation expense attributable to our employees and an allocation of stock-based compensation attributable to employees of Dean Foods. The total amount of these allocations from Dean Foods was approximately $23.8 million and $16.9 million in the six months ended June 30, 2012 and June 30, 2011, respectively, and approximately $32.7 million, $36.2 million, and $45.7 million in the years ended December 31, 2011, 2010, and 2009, respectively.

(6)	Results for 2009 include Alpro’s results of operations subsequent to the July 2, 2009 date of acquisition. In addition, results for 2009 include acquisition-related expenses, included in general and administrative expenses, related to due diligence, investment advisors, and regulatory matters of approximately $12.2 million. See Note 3 to our audited consolidated financial statements included elsewhere in this prospectus.

(7)	We were allocated $440.3 million from the Dean Foods senior secured credit facility on July 2, 2009 to fund our acquisition of Alpro. Interest expense has been allocated based on the historical interest rates of the Dean Foods senior secured credit facility and totals approximately $6.0 million and $6.9 million for the six months ended June 30, 2012 and 2011, respectively, and approximately $13.2 million, $13.0 million, and $2.7 million in the years ended December 31, 2011, 2010, and 2009, respectively. Debt issuance costs have been allocated in the same proportion as debt and are recorded as a non-current asset included in our consolidated balance sheets. No principal, interest, and debt issuance costs have been paid by us historically. As a result of the payment to Dean Foods of the net proceeds of this offering and the related financing transactions, the allocated portion of the Dean Foods senior credit facility will be settled. We expect that we will incur indebtedness in a range totaling $800 million to $925 million under new senior credit facilities to be established upon the completion of this offering, including $8 million to $12 million of deferred financing costs, resulting in interest expense in a range of $20 million to $30 million annually, including annual amortization of deferred financing costs in a range of $1.5 million to $2.5 million that we expect to incur. For purposes of preparing the unaudited pro forma condensed consolidated financial information, we have assumed the midpoints of these ranges. An increase of 12.5 basis points in the weighted-average annual interest rate would increase pro forma interest expense by approximately $1.1 million annually.

(8)	There are certain items that will have a non-recurring effect on the Company that have not been considered in the pro forma results of operations. See “Unaudited Pro Forma Condensed Consolidated Financial Information” and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

(9)	EBITDA consists of net income before interest expense, income tax expense, and depreciation and amortization. EBITDA is a measure commonly used in our industry, and we present EBITDA to enhance your understanding of our operating performance. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles, and ages of related assets among otherwise comparable companies. However, EBITDA is not a measurement of financial performance under GAAP, and our EBITDA may not be comparable to similarly-titled measures of other companies. You should not consider our EBITDA as an alternative to operating or net income determined in accordance with GAAP, an indicator of our operating performance, an alternative to cash flows from operating activities, determined in accordance with GAAP, an indicator of cash flows, or a measure of liquidity.

The following table reconciles EBITDA to net income for the periods presented:

	Historical					Pro forma
	Year ended December 31,			Six months ended June 30,		Year ended December 31,	Six months ended June 30,
	2011	2010	2009	2012	2011	2011	2012
	(In thousands)
Net income attributable to WWF Operating Company	$107,395	$79,098	$52,175	$57,691	$47,508	$90,155	$49,790
Interest expense, net	9,149	10,583	(680)	2,610	5,210	24,874	12,460
Income tax expense	52,089	33,159	42,419	30,087	24,129	42,806	25,832
Depreciation and amortization	67,990	65,765	57,917	36,244	33,682	67,990	36,244

EBITDA	$236,623	$188,605	$151,831	$126,632	$110,529	$225,825	$124,326

Risk Factors

Investing in our Class A common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and the related notes included elsewhere in this prospectus, before deciding whether to invest in shares of our Class A common stock. We describe below what we believe are currently the material risks and uncertainties we face, but they are not the only risks and uncertainties we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. If any of the following risks actually occurs, our business, financial condition, results of operations, and future prospects could be materially and adversely affected. In that event, the market price of our Class A common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business and Industry

If we fail to anticipate and respond to changes in consumer preferences, demand for our products could decline.

Consumer tastes and preferences are difficult to predict and evolve over time. Demand for our products depends on our ability to identify and offer products that appeal to these shifting preferences. Factors that may affect consumer tastes and preferences include:

•	dietary trends and increased attention to nutritional values, such as the sugar, fat, protein, or calorie content of different foods and beverages;

•	concerns regarding the health effects of specific ingredients and nutrients, such as sugar, other sweeteners, dairy, soybeans, nuts, oils, vitamins, and minerals;

•	concerns regarding the public health consequences associated with obesity, particularly among young people; and

•	increasing awareness of the environmental and social effects of product production.

If consumer demand for our products declines, our sales volumes and our business could be negatively affected.

We may not be able to implement successfully our growth strategy for our brands on a timely basis or at all.

We believe that our future success depends, in part, on our ability to implement our growth strategy of leveraging our existing brands and products to drive increased sales. Our ability to implement this strategy depends, among other things, on our ability to:

•	enter into distribution and other strategic arrangements with third-party retailers and other potential distributors of our products;

•	compete successfully in the product categories in which we choose to operate;

•	introduce new and appealing products and innovate successfully on our existing products;

•	develop and maintain consumer interest in our brands; and

•	increase our brand recognition and loyalty.

We may not be able to implement this growth strategy successfully, and our high rates of sales and income growth may not be sustainable over time. Our sales and results of operations will be negatively affected if we fail to implement our growth strategy or if we invest resources in a growth strategy that ultimately proves unsuccessful.

Our product categories face a high level of competition, which could negatively impact our sales and results of operations.

We face significant competition in each of our product categories. Competition in our product categories is based on product innovation, product quality, price, brand recognition and loyalty, effectiveness of marketing, promotional activity, and our ability to identify and satisfy consumer tastes and preferences. We believe that our brands have benefited in many cases from being the first to introduce products in their categories, and their success has attracted competition from other food and beverage companies that produce branded products, as well as from private label competitors. Some of our competitors, such as Group Danone, General Mills, Inc., Kraft Foods Inc., and Nestle S.A., have substantial financial and marketing resources. They may be able to introduce innovative products more quickly or market their products more successfully than we can, which could cause our growth rate in certain categories to be slower than we have forecast and could cause us to lose sales. Furthermore, private label competitors are generally able to sell their products at lower prices because private label products typically have lower marketing costs than their branded counterparts. If our products fail to compete successfully with other branded or private label offerings in the industry, demand for our products and our sales volumes could be negatively impacted.

Additionally, due to high levels of competition in our product categories, certain of our key retailers may demand price concessions on our products. Increased price competition and resistance to price increases have had, and may continue to have, a negative effect on our results of operations.

The loss of any of our largest customers could negatively impact our sales and results of operations.

Our largest customer, Wal-Mart Stores, Inc., and its subsidiaries, including Sam’s Club, accounted for 17.0% of our total net sales in 2011 and 18.3% of our total net sales in the six months ended June 30, 2012. Our top five customers, collectively, accounted for 38.3% of our total net sales in 2011 and 40.6% of our total net sales in the six months ended June 30, 2012. We do not generally enter into written agreements with our customers, and where such agreements exist, they are generally terminable at will by the customer. The loss of any large customer for an extended period of time could negatively affect our sales and results of operations.

Erosion of the reputation of one or more of our leading brands could negatively impact our sales and results of operations.

Nearly all of our net sales derive from sales of our branded products and, in recent years, growth in our business has resulted primarily from the strength of these products. Our financial success is directly dependent on consumer perception of our brands, including Silk, International Delight, LAND O LAKES, Horizon Organic, Alpro, and Provamel. The success of our brands may suffer if our marketing plans or product initiatives do not have the desired impact on a brand’s image or its ability to attract consumers. In addition, the reputation of our brands may suffer if any trademarks associated with our products are perceived negatively by consumers. For example, certain of our products are marketed under trademarks we have licensed from third parties, such as LAND O LAKES, Almond Joy, Cold Stone, Cinnabon, Hershey’s, and YORK, and we are unable to control the quality of other products that third parties produce and market under those trademarks and trade names. Our results of operations could be negatively affected if the reputation of one or more of our brands suffers damage due to real or perceived quality issues with our products, or if we are found to have violated any applicable laws or regulations.

Our continued success depends on our ability to innovate successfully and to innovate on a cost-effective basis.

A key element of our growth strategy is to introduce new and appealing products and to successfully innovate on our existing products. Success in product development is affected by our ability to anticipate consumer preferences, to leverage our R&D technical capabilities, and to utilize our management’s ability to launch new or improved products successfully and on a cost-effective basis. Furthermore, the development and introduction of new products requires substantial R&D and marketing expenditures, which we may not be able to finance or which we may be unable to recover if the new products do not achieve commercial success and gain widespread market acceptance. If we are unsuccessful in our product innovation efforts and demand for our existing products declines, our business could be negatively affected.

Reduced availability of raw materials and other inputs, and increased costs for our raw materials and other inputs, could adversely affect us.

Our business depends heavily on raw materials and other inputs, such as conventional and organic raw milk, butterfat, packaging, organic and non-genetically modified (“non-GMO”) soybeans, sweeteners, petroleum-based products, and other commodities. Our raw materials are generally sourced from third parties, and we are not assured of continued supply, pricing, or exclusive access to raw materials from any of these suppliers. In addition, a substantial portion of our raw materials are agricultural products, which are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frost, earthquakes, and pestilence. Adverse weather conditions and natural disasters also can lower dairy and crop yields and reduce supplies of these ingredients or increase their prices. Other events that adversely affect our suppliers and that are out of our control could also impair our ability to obtain the raw materials and other inputs that we need in the quantities and at the prices that we desire. Such events include problems with our suppliers’ businesses, finances, labor relations, costs, production, insurance, and reputation. Over the past several years, we have experienced increased costs and this may continue given recent weather conditions, which may negatively affect our business.

The organic ingredients (including milk, other dairy-related products, and soybeans) and non-GMO ingredients (including soybeans that we source exclusively from the United States) for our products are less plentiful and available from fewer suppliers, than their conventional counterparts. Competition with other manufacturers in the procurement of organic and non-GMO product ingredients may increase in the future if consumer demand for organic and non-GMO products increases. In addition, the dairy industry continues to experience periodic imbalances between supply and demand for organic raw milk. Industry regulation and the costs of organic farming compared to prices paid for conventional farming can impact the supply of organic raw milk in the market. Oversupply levels of organic raw milk can increase competitive pressure on our products, while supply shortages can cause product shortages and higher costs to us.

Cost increases in raw materials and other inputs could cause our profits to decrease significantly compared to prior periods, as we may be unable to increase our prices to offset the increased cost of these raw materials and other inputs.

If we are unable to obtain raw materials and other inputs for our products or offset any increased costs for such raw materials and inputs, our business could be negatively affected.

We rely on internal production resources and third-party co-packers for our manufacturing needs, and failure to maintain sufficient internal production capacity or to enter into satisfactory co-packing agreements may result in our inability to meet customer demand.

The success of our business depends, in part, on maintaining a strong production platform. Certain of our manufacturing plants are operating at high rates of utilization, and we may need to expand our production facilities or increase our reliance on Dean Foods and other third parties to provide production services for a number of our products. Upon completion of this offering, we will enter into manufacturing and supply agreements, commonly referred to as “co-packing” agreements, with Dean Foods to provide for the continuation of the services currently provided by Dean Foods at prices we believe to be arm’s length. A failure by our co-packers to comply with food safety, environmental, or other laws and regulations may disrupt our supply of products. If we need to enter into additional co-packing agreements in the future, we can provide no assurance that we would be able to find an acceptable co-packer or to enter into co-packing agreements on satisfactory terms or at all. Our inability to maintain sufficient internal production capacity or establish satisfactory co-packing arrangements could limit our ability to operate our business or implement our strategic growth plan, and could negatively affect our sales volumes and results of operations.

In addition, if we cannot maintain sufficient production capacity either internally or through co-packing agreements, we may be unable to meet customer demand and our business could be negatively affected.

The economic downturn could negatively affect our sales and results of operations.

The branded food and beverage industry is sensitive to changes in international, national, and local economic conditions. The economic downturn has had an adverse effect on consumer spending patterns. Consumers may shift purchases to lower-priced or private label products or forego certain purchases altogether. They may also reduce the number of organic and premium products that they purchase because organic and premium products generally have higher retail prices than their conventional counterparts. Lower consumer demand could decrease our sales volumes and negatively affect our results of operations.

We may incur liabilities, experience harm to our reputation, or be forced to recall products as a result of real or perceived product quality or other product-related issues.

We sell products for human consumption, which involves a number of risks. Product contamination, spoilage, other adulteration, misbranding, or product tampering could require us to recall products. We also may be subject to liability if our products or operations violate applicable laws or regulations, including environmental, health, and safety requirements, or in the event our products cause injury, illness, or death. In addition, our product advertising could make us the target of claims relating to false or deceptive advertising under U.S. federal and state laws, including the consumer protection statutes of some states, or laws of other jurisdictions in which we operate. For example, we and Dean Foods were named in a putative class action mislabeling complaint filed in the U.S. District Court for the Southern District of California in September 2011, which was followed by similar actions filed in six additional jurisdictions. All of these suits allege generally that we lack scientific substantiation for certain product claims related to our Horizon Organic products supplemented with DHA Omega-3. A significant product liability, consumer fraud, or other legal judgment against us or a widespread product recall may negatively impact our profitability. Moreover, claims or liabilities of this sort might not be covered by insurance or by any rights of indemnity or contribution that we may have against others. Even if a product liability, consumer fraud, or other claim is found to be without merit or is otherwise unsuccessful, the negative publicity surrounding such assertions regarding our products or processes could materially and adversely affect our reputation and brand image, particularly in categories that are promoted as having strong health and wellness credentials. Any loss of consumer confidence in our product ingredients or in the safety and quality of our products would be difficult and costly to overcome.

Disruption of our supply or distribution chains could adversely affect our business.

Damage or disruption to our manufacturing or distribution capabilities due to weather, natural disaster, fire, environmental incident, terrorism, pandemic, strikes, the financial or operational instability of key suppliers, distributors, warehousing, and transportation providers, or other reasons could impair our ability to manufacture or distribute our products. For example, the loss of any of Alpro’s distribution partners for local representation in Europe could negatively affect our business. If we are unable or it is not financially feasible to mitigate the likelihood or potential impact of such events, our business and results of operations could be negatively affected and additional resources could be required to restore our supply chain.

Our indebtedness could adversely affect our financial condition and ability to operate our business, and we may incur additional debt.

Upon completion of this offering, we expect to incur between $800 million and $925 million in new indebtedness under senior credit facilities with financial institutions, and we expect to have additional borrowing capacity of $                 under these facilities. For a description of this indebtedness, see “Description of Financing Transactions and Material Indebtedness.”

Our debt level and related debt service obligations:

•	will require us to dedicate significant cash flow to the payment of principal of, and interest on, our debt, which will reduce the funds we have available for other purposes;

•	may limit our flexibility in planning for or reacting to changes in our business and market conditions or in funding our strategic growth plan;

•	will impose on us financial and operational restrictions; and

•	will expose us to interest rate risk because substantially all of our debt obligations will bear interest at variable rates.

These restrictions could adversely affect our financial condition and limit our ability to successfully implement our growth strategy.

We may not be able to successfully complete strategic acquisitions, establish joint ventures, or integrate brands that we acquire.

We intend to continue to grow our business in part through the acquisition of new brands and the establishment of joint ventures in the United States, in Europe, and globally. We cannot be certain that we will successfully be able to:

•

identify suitable acquisition candidates or joint venture partners and accurately assess their value, growth potential, strengths, weaknesses, contingent and other liabilities, and potential profitability;

•	secure regulatory clearance for our acquisitions and joint ventures;

•	negotiate acquisitions and joint ventures on terms acceptable to us; or

•	integrate any acquisitions that we complete.

Acquired companies or brands may not achieve the level of sales or profitability that justify our investment in them, or an acquired company may have unidentified liabilities for which we, as a successor owner, may be responsible. These transactions typically involve a number of risks and present financial and other challenges, including the existence of unknown disputes, liabilities, or contingencies and changes in the industry, location, or regulatory or political environment in which these investments are located, that may arise after entering into such arrangements.

The success of any acquisitions we complete will depend on our ability to effectively integrate the acquired brands or products. We may experience difficulty entering new categories or geographies, integrating new products into our product mix, integrating an acquired brand’s distribution channels and sales force, achieving anticipated cost savings, or retaining key personnel and customers of the acquired business. Integrating an acquired brand into our existing operations requires management resources and may divert management’s attention from our day-to-day operations. If we are not successful in integrating the operations of acquired brands, or in executing strategies and business plans related to our joint ventures, our business could be negatively affected.

We may have to pay cash, incur debt, or issue equity, equity-linked, or debt securities to pay for any such acquisition, any of which could adversely affect our financial results. The sale of equity or equity-linked securities to finance any such acquisitions could result in dilution to our stockholders, or, in the case of the issuance of equity, equity-linked, or debt securities, those securities may have rights, preferences, or privileges senior to those of our Class A common stock. Additional indebtedness would result in increased fixed obligations and could also result in additional operational restrictions that would impede our ability to manage our operations.

We may need additional financing in the future, and we may not be able to obtain that financing.

From time to time, we may need additional financing to support our business and pursue our growth strategy, including for strategic acquisitions. Our ability to obtain additional financing, if and when required, will depend on investor demand, our operating performance, the condition of the capital markets, and other factors. We cannot assure you that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-linked, or debt securities, those securities may have rights, preferences, or privileges senior to those of our Class A common stock, and, in the case of equity and equity-linked securities, our existing stockholders may experience dilution.

Our results of operations will fluctuate from quarter to quarter, which makes them difficult to predict.

Our quarterly financial results have fluctuated in the past and will fluctuate in the future. Additionally, we have no operating history as a stand-alone business, which makes it difficult to forecast our future results. Our financial results in any given quarter can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including:

•	product quality issues or negative publicity about our products or ingredients;

•	investments that we make to acquire new brands and to launch products;

•	changes in consumer preferences and discretionary spending;

•	availability of raw materials and fluctuations in their prices; and

•	variations in general economic conditions.

As a result of these factors, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year.

Our international operations subject us to business risks that could cause our revenue and profitability to decline.

Based upon current distribution, including through export partners, we estimate that our products are sold in over 50 countries worldwide. Sales to customers outside of the United States accounted for 19.3% of our total net sales for the six months ended June 30, 2012 and 20.7%, 21.0%, and 13.7% of our total net sales in the years ended December 31, 2011, 2010, and 2009, respectively. Risks associated with our operations outside of the United States include:

•

legal and regulatory requirements in multiple jurisdictions that differ from those in the United States and change from time to time, such as tax, labor, and trade laws, as well as laws that affect our ability to manufacture, market, or sell our products;

•	foreign currency translation exposures;

•	political and economic instability, such as the recent debt crisis in Europe;

•	trade protection measures and price controls; and

•	diminished protection of intellectual property in some countries.

If one or more of these business risks occur, our business and results of operations could be negatively affected.

Loss of our key management or other personnel, or an inability to attract such management and other personnel, could negatively impact our business.

We depend on the skills, working relationships, and continued services of key personnel, including our experienced senior management team. We also depend on our ability to attract and retain qualified personnel to operate and expand our business. If we lose one or more members of our senior management team, or if we fail to attract talented new employees, our business and results of operations could be negatively affected.

Labor disputes could adversely affect our business.

As of July 31, 2012, approximately 41% of our employees participated in collective bargaining agreements or had works council representation. One of our collective bargaining agreements expired in February 2012, and the remainder of our agreements are scheduled to expire at various times over the next five years. A strike, work slowdown, or other labor unrest could in some cases impair our ability to supply our products to customers, which could result in reduced revenue and customer claims, and may distract our management from focusing on our business and strategic priorities.

Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products and brands.

We consider our intellectual property rights, particularly our trademarks, but also our patents, trade secrets, copyrights, and licenses, to be a significant and valuable aspect of our business. We attempt to protect our intellectual property rights through a combination of patent, trademark, copyright, and trade secret laws, as well as licensing agreements, third-party nondisclosure and assignment agreements, and the policing of third-party misuses of our intellectual property. Our failure to obtain or maintain adequate protection of our intellectual property rights, or any change in law or other changes that serve to lessen or remove the current legal protections of our intellectual property, may diminish our competitiveness and could materially harm our business.

We also face the risk of claims that we have infringed third parties’ intellectual property rights. Any claims of intellectual property infringement, even those without merit, could be expensive and time consuming to defend, cause us to cease making, licensing, or using products that incorporate the challenged intellectual property, and require us to redesign or rebrand our products or packaging, if feasible, divert management’s attention and resources, or require us to enter into royalty or licensing agreements to obtain the right to use a third party’s intellectual property. Any royalty or licensing agreements, if required, may not be available to us on acceptable terms or at all. Additionally, a successful claim of infringement against us could result in our being required to pay significant damages, enter into costly license or royalty agreements, or stop the sale of certain products, any of which could have a negative effect on our results of operations.

A failure to renew or a termination of our licenses for the use of other parties’ brand names and patents could result in the loss of significant sales.

We have entered into license agreements to use certain trademarks, service marks, and trade names, such as LAND O LAKES, Almond Joy, Cold Stone, Cinnabon, Hershey’s, and YORK, to brand and market some of our products. In addition, we have entered into a license agreement with Martek Biosciences Corporation to use products covered by a patent for supplementing certain of our premium dairy and soy products with DHA Omega-3. Generally, these agreements are scheduled to expire at various dates in the future. We cannot guarantee that we will be able to renew these licenses on acceptable terms upon expiration or at all or that we will be able to acquire new licenses to use other popular trademarks. The termination or expiration of a license agreement would cause us to lose the sales and any associated profits generated pursuant to such license and in certain cases could result in an impairment charge for related intangible assets.

Litigation or legal proceedings could expose us to significant liabilities and have a negative impact on our reputation.

We are party to various litigation claims and legal proceedings. We evaluate these litigation claims and legal proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we establish reserves or disclose the relevant litigation claims or legal proceedings, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. Actual outcomes or losses may differ materially from our current assessments and estimates.

Our business is subject to various environmental and health and safety laws and regulations which may increase our compliance costs or subject us to liabilities.

Our business operations are subject to numerous requirements in the United States and the European Union relating to the protection of the environment and health and safety matters, including the Clean Air Act, the Clean Water Act, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and the National Organic Standards of the U.S. Department of Agriculture, as well as similar state and local statutes and regulations in the United States and in each of the countries in which we do business in Europe. These laws and regulations govern, among other things, air emissions and the discharge of wastewater and other pollutants, the use of refrigerants, the handling and disposal of hazardous materials, and the cleanup of contamination in the environment. We could incur significant costs, including fines, penalties and other sanctions, cleanup costs, and third-party claims for property damage or personal injury as a result of the failure to comply with, or liabilities under, environmental, health, and safety requirements. New legislation, as well as current federal and other state regulatory initiatives relating to these environmental matters, could require us to replace equipment, install additional pollution controls, purchase various emission allowances, or curtail operations. These costs could negatively affect our results of operations and financial condition.

Violations of laws or regulations related to the food industry, as well as new laws or regulations or changes to existing laws or regulations related to the food industry, could adversely affect our business.

The food production and marketing industry is subject to a variety of federal, state, local, and foreign laws and regulations, including food safety requirements related to the ingredients, manufacture, processing, storage, marketing, advertising, labeling, and distribution of our products, as well as those related to worker health and workplace safety. Our activities, both in and outside of the United States, are subject to extensive regulation. We are regulated by, among other federal and state authorities, the U.S. Food and Drug Administration (“FDA”), the U.S. Federal Trade Commission (“FTC”), and the U.S. Departments of Agriculture, Commerce, and Labor, as well as by similar authorities abroad within the regulatory framework of the European Union and its members. Governmental regulations also affect taxes and levies, healthcare costs, energy usage, immigration, and other labor issues, all of which may have a direct or indirect effect on our business or those of our customers or suppliers. In particular, throughout 2010 and 2011, the dairy industry was the subject of increased government scrutiny. In 2010, the Obama administration initiated a review of existing federal dairy policies in order to consider potential changes to those policies. In 2012, we expect re-authorization of the U.S. farm bill, the primary tool regulating federal dairy policy. The federal agency and congressional review process, and legislative activity in connection with the farm bill, may result in changes to the dairy industry that we cannot anticipate or control and that may have a negative effect on our business. In addition, the marketing and advertising of our products could make us the target of claims relating to alleged false or deceptive advertising under federal, state, and foreign laws and regulations, and we may be subject to initiatives that limit or prohibit the marketing and advertising of our products to children. Additionally, we comply with federal laws and regulations relating to our organic products and production. For example, as required by the National Organic Program (“NOP”), we rely on third parties to certify certain of our products and production locations as organic. Because the Organic Foods Production Act of 1990, which created the NOP, is so young, many regulations and informal positions taken by the NOP are subject to continued review and scrutiny. Changes in these laws or regulations or the introduction of new laws or regulations could increase our compliance costs, increase other costs of doing business for us, our customers, or our suppliers, or restrict our actions, which could adversely affect our results of operations. In some cases, increased regulatory scrutiny could interrupt distribution of our products, as could be the case in the United States as the FDA enacts the recently-passed Food Safety Modernization Act of 2011, or force changes in our production processes and our products. Further, if we are found to be in violation of applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, or recalls, as well as potential criminal sanctions, any of which could have a material adverse effect on our business.

As a public company, we will be subject to changing rules and regulations of federal and state securities regulators, as well as the stock exchange on which our common stock is listed. These entities, including the

Public Company Accounting Oversight Board, the U.S. Securities and Exchange Commission (“SEC”), and The New York Stock Exchange (the “NYSE”), have issued a significant number of new and increasingly complex requirements and regulations over the course of the last several years and continue to develop additional regulations and requirements in response to laws enacted by Congress. Our efforts to comply with these requirements may result in an increase in expenses and a diversion of management’s time from other business activities.

Increases in costs of pension benefits and current and post-retirement medical and other employee health and welfare benefits may reduce our profitability.

With approximately 2,500 employees, our profitability is substantially affected by costs of pension benefits and current and post-retirement medical and other employee health and welfare benefits. These costs can vary substantially as a result of changes in health care laws and costs, volatility in investment returns on pension plan assets, and changes in discount rates used to calculate related liabilities. These factors may put pressure on the cost of providing pensions and medical benefits. We can provide no assurance that we will succeed in limiting future cost increases. If we do not succeed, our profitability could be negatively affected.

Risks Related to Our Affiliation With Dean Foods

We are controlled by Dean Foods, and its interests may conflict with yours.

Upon completion of this offering, Dean Foods will own none of our Class A common stock and 100% of the outstanding shares of our Class B common stock, which will give Dean Foods                 % of the economic interest in our outstanding common stock,                 % of the voting power of our outstanding common stock with respect to election and removal of directors, and                 % of the voting power of our outstanding common stock with respect to all other matters submitted to a vote of our stockholders, or                 %,                 %, and                 %, respectively, if the underwriters exercise their over-allotment option in full. Accordingly, Dean Foods will continue to control our business objectives and policies, including the composition of our board of directors and any action requiring the approval of our stockholders, such as the adoption of amendments to our certificate of incorporation, the issuance of additional shares of equity securities, the payment of dividends, and the approval of mergers or a sale of substantially all of our assets. Dean Foods will also exercise significant influence over the timing and structure of any further separation of our Company from Dean Foods in the future. The concentration of ownership may also make some transactions, including mergers or other changes in control, more difficult or impossible without the support of Dean Foods and could discourage others from making tender offers, which could prevent stockholders from receiving a premium for their shares. Dean Foods’ interests may conflict with your interests as a stockholder. For additional information about our relationships with Dean Foods, see “Principal Stockholders” and “Certain Relationships and Related Party Transactions.”

We may not realize the potential benefits from being a stand-alone public company.

Upon completion of this offering, we will be a stand-alone public company. Dean Foods has informed us that, at some time in the future, but no earlier than the expiration or waiver of the 180-day lock-up period described below under “Underwriting,” it intends to effect a tax-free spin-off of all or a portion of its ownership interest in us to its stockholders. Dean Foods is not obligated to effect a tax-free spin-off. It may instead retain its ownership interest in us indefinitely or may dispose of all or a portion of its ownership interest in us in a sale or other transaction.

Both this offering and the anticipated spin-off described above may not produce the benefits that we anticipate from being a stand-alone public company. These potential benefits include the following:

•	enhancing our market recognition with investors;

•	allowing our management to focus its efforts on our business and strategic priorities;

•	eliminating conflicts in the allocation of capital between us and other Dean Foods businesses by providing us with direct access to the debt and equity capital markets;

•	increasing our ability to attract and retain employees by providing equity compensation tied to our business; and

•	improving our ability to pursue acquisitions through the use of shares of our common stock as consideration.

Additionally, the process of becoming a stand-alone public company may distract our management from focusing on our business and strategic priorities. Further, although we will have direct access to the debt and equity capital markets following this offering, we may not be able to issue debt or equity on terms acceptable to us or at all. The availability of shares of our common stock for use as consideration for acquisitions also will not ensure that we will be able to successfully pursue acquisitions or that the acquisitions will be successful. Moreover, even with equity compensation tied to our business, we may not be able to attract and retain employees as desired. We also may not fully realize the anticipated benefits of being a stand-alone public company if any of the risks identified in this “Risk Factors” section, or other events, were to occur. If we do not realize these anticipated benefits for any reason, our business may be negatively affected.

We may not achieve these anticipated benefits for a variety of reasons. For example, any future spin-off or other disposition by Dean Foods would be subject to various conditions that may not be satisfied, including receipt of any necessary regulatory or other approvals, the existence of satisfactory market conditions, and, in the case of a spin-off, Dean Foods’ receipt of a private letter ruling from the IRS and/or an opinion of counsel that such spin-off would be tax-free to Dean Foods and its stockholders. Dean Foods has no obligation to pursue or consummate any further dispositions of its ownership interest in us by any specified date or at all whether or not these conditions are satisfied, and if it does not consummate such a transaction, we will remain a majority-owned subsidiary of Dean Foods.

We have no operating history as a stand-alone public company, and our historical and pro forma financial information is not necessarily representative of the results we would have achieved as a stand-alone public company and may not be a reliable indicator of our future results.

We derived the historical and pro forma financial information included in this prospectus from Dean Foods’ consolidated financial statements. This information does not necessarily reflect the financial position, results of operations, and cash flows we would have achieved as a stand-alone public company during the periods presented, or those that we will achieve in the future.

This is primarily because of the following factors:

•

We have historically operated as part of Dean Foods’ broader corporate organization, rather than as a stand-alone company. Dean Foods historically performed various corporate services for us, including executive management, supply chain, information technology, legal, finance and accounting, investor relations, human resources, risk management, tax, treasury, and other services. Our historical and pro forma financial information reflects allocations of corporate expenses from Dean Foods for these and similar functions. These allocations may not reflect the costs we will incur for similar services in the future as a stand-alone public company.

•

We will enter into formal agreements with Dean Foods that change the economic and other terms of prior intercompany transactions. For additional information see “Certain Relationships and Related Party Transactions.”

•

Our historical and pro forma financial information has not been adjusted and does not reflect changes that we expect to experience as a result of our transition to becoming a stand-alone public company. These changes include (1) changes in our cost structure, personnel needs, tax structure, and business operations, (2) changes in our management, (3) potential increased costs associated with reduced economies of scale, and (4) increased costs associated with corporate governance, investor and public relations, and public company reporting and compliance, as well as our IPO Grants.

Therefore, our historical and pro forma financial information may not necessarily be indicative of our future financial position, results of operations, or cash flows, and the occurrence of any of the risks discussed in this “Risk Factors” section, or any other event, could cause our future financial position, results of operations, or cash flows to materially differ from our historical and pro forma financial information. While we have been profitable as part of Dean Foods, we cannot assure you that our profits will continue at a similar level when we are a stand-alone public company.

Our ability to operate our business effectively may suffer if we do not, quickly and cost effectively, establish our own financial, administrative, and other support functions, and we cannot assure you that the transitional services Dean Foods has agreed to provide us will be sufficient for our needs.

Historically, we have relied on financial, administrative, and other resources of Dean Foods to operate our business. In conjunction with our anticipated separation from Dean Foods, we intend to create our own financial, administrative, and other support systems or contract with third parties to replace Dean Foods’ systems. Prior to completion of this offering, we will enter into an agreement with Dean Foods under which we will provide certain R&D services to Dean Foods, and Dean Foods will provide certain transitional services to us, such as executive management, supply chain, information technology, legal, finance and accounting, investor relations, human resources, risk management, tax, treasury, and other services, that we identify in the future. See “Certain Relationships and Related Party Transactions—Transition Services Agreement” for a description of these services. These services may not be sufficient to meet our needs. After our agreement with Dean Foods expires, we may not be able to obtain these services at as favorable prices or on as favorable terms.

Any failure or significant downtime in our own financial, administrative, or other support systems or in Dean Foods’ financial, administrative, or other support systems during the transitional period could negatively impact our results of operations or prevent us from paying our suppliers and employees, executing business combinations and foreign currency transactions, or performing administrative or other services on a timely basis, which could negatively affect our results of operations. For example, our production and distribution facilities and inventory management utilize information technology to increase efficiencies and limit costs. Furthermore, a significant portion of the communications among our personnel, customers, and suppliers depends on information technology.

As a stand-alone public company, we will no longer have access to the resources of Dean Foods, and we may experience increased costs resulting from decreased purchasing power.

We have historically benefited from Dean Foods’ financial strength and numerous significant business relationships and have been able to take advantage of Dean Foods’ size and purchasing power in procuring goods, services, and technology. We have drawn on these resources in developing our own contacts and relationships. Following our anticipated separation from Dean Foods, we will no longer be able to rely on Dean Foods’ resources and contacts. As a stand-alone public company, we may be unable to obtain goods, services, and technology at prices and on terms as favorable as those that we obtained prior to our separation from Dean Foods, which may negatively impact our results of operations.

Our directors and our Chief Executive Officer are directors of Dean Foods. In addition, our directors and executive officers own Dean Foods common stock and options or other instruments, the value of which is related to the value of Dean Foods common stock, which could create, or appear to create, conflicts of interests that result in our not acting on opportunities on which we would otherwise act.

Our directors and a number of our officers own a substantial amount of Dean Foods common stock and options or other instruments, the value of which is related to the value of Dean Foods common stock. The direct and indirect interests of these directors and officers in Dean Foods and its common stock and us could create, or appear to create, conflicts of interest with respect to decisions involving both us and Dean Foods that could have different implications for Dean Foods and us. These decisions could, for example, relate to:

•	disagreement over corporate opportunities;

•	competition between us and Dean Foods;

•	management stock ownership;

•	employee retention or recruiting;

•	our dividend policy; and

•	the services and arrangements from which we benefit as a result of our relationship with Dean Foods.

Conflicts of interest could also arise if we enter into any new commercial arrangements with Dean Foods in the future, or if Dean Foods decides to compete with us in any of our product categories. Our directors and officers who have interests in both Dean Foods and us may also face conflicts in allocating their time between Dean Foods and us.

As a result of any such conflicts of interest, we may be precluded from pursuing certain opportunities that we would otherwise pursue, including growth opportunities, which may negatively affect our business and results of operations.

If Dean Foods engages in the same type of business we conduct or takes advantage of business opportunities that might be attractive to us, our ability to operate successfully and expand our business may be hampered.

Our amended and restated certificate of incorporation provides that, subject to any contractual provision to the contrary, Dean Foods will have no obligation to refrain from:

•	engaging in the same or similar business activities or lines of business as us, or

•	doing business with any of our clients, customers, or vendors.

In addition, our amended and restated certificate of incorporation addresses potential conflicts of interest between our Company, on the one hand, and Dean Foods and its officers and directors who are officers or directors of our Company and our subsidiaries, on the other hand. Specifically, if Dean Foods learns of a potential corporate opportunity suitable for both Dean Foods and us, we will have no interest in that opportunity. It also provides that if any of our directors or officers who is also a director or officer of Dean Foods learns of a potential corporate opportunity suitable for both Dean Foods and us, we will have no interest in that opportunity, unless that opportunity is expressly offered to that person in writing solely in his or her capacity as our director or officer.

This policy could result in Dean Foods having rights to corporate opportunities in which both we and Dean Foods have an interest. By becoming a stockholder in our Company, you will be deemed to have notice of and have consented to these provisions of our amended and restated certificate of incorporation. See “Description of Capital Stock—Corporate Opportunity.”

Agreements with Dean Foods that we anticipate entering into and the desire to preserve the tax-free status of any spin-off from Dean Foods may limit our ability to take certain corporate actions prior to and after a spin-off.

Our business strategy anticipates future acquisitions and development of new products. However, the agreements we expect to enter into with Dean Foods in connection with this offering may limit our ability to do so while Dean Foods owns shares representing at least 50% of the outstanding shares of our common stock. Specifically, in order to preserve the tax-free status of any potential spin-off from Dean Foods, we expect to be subject to certain restrictions on actions related to our common stock. For example, for any future spin-off to be tax-free to Dean Foods and its stockholders, Dean Foods, among other things, must own shares representing at least 80% of the combined voting power of our outstanding common stock with respect to election and removal of directors (and at least 80% of the outstanding shares of any class of non-voting stock) at the time of such spin-off. Therefore, prior to any such transaction, we expect that we will be limited in our ability to issue any stock or any instrument that is convertible, exercisable or exchangeable into such stock (including convertible debt) without Dean Foods’ prior consent, and Dean Foods may be unwilling to give that consent if it intends to preserve the option to effect a future separation transaction on a tax-free basis. U.S. federal tax law and the tax matters agreement that we will enter into with Dean Foods will impose certain restrictions with which we will need to comply following any spin-off in order to preserve the favorable tax treatment of the spin-off, such as limitations on sales or redemptions of our common stock for cash or other property. These restrictions could substantially limit our strategic and operational flexibility, including our ability to finance our operations by issuing equity securities, make acquisitions using equity securities, repurchase our equity securities, raise money by selling assets, or enter into business combination transactions. See “Certain Relationships and Related Party Transactions” for a description of these restrictions.

Upon completion of this offering, we will be a “controlled company” under the NYSE rules, and, as a result, will rely on exemptions from certain corporate governance requirements.

Upon completion of this offering, Dean Foods will own more than 50% of the total voting power of our outstanding common stock, and we will be a “controlled company” under the NYSE corporate governance standards. As a controlled company, we are exempt from certain NYSE corporate governance requirements, such as the requirement that we have a corporate governance and nominating committee and a compensation committee, each of which is composed entirely of independent directors, has a written charter addressing the committee’s purpose and responsibilities, and is subject to an annual performance evaluation. Following completion of this offering, we expect that a majority of the directors on our board of directors will qualify as independent directors, but we intend to utilize the exemptions regarding having a nominating and governance committee and a compensation committee. As a result, our independent directors will be responsible for our nominating and corporate governance and compensation functions. See “Management.”

Third parties may seek to hold us responsible for liabilities of Dean Foods that we will not assume in our agreements with Dean Foods.

Third parties may seek to hold us responsible for Dean Foods’ retained liabilities after we become a stand-alone public company. Pursuant to our agreements with Dean Foods, Dean Foods has agreed to indemnify us for claims and losses relating to certain of these retained liabilities. However, if those liabilities are significant and we are ultimately held liable for them, we cannot assure you that we will be able to recover the full amount of our losses.

Risks Related to Ownership of Class A Common Stock and This Offering

No trading market currently exists for our Class A common stock. We cannot assure you that an active trading market will develop for our Class A common stock.

There currently is no public market for shares of our Class A common stock. We cannot predict the extent to which investor interest in our Company will lead to the development of a trading market on the NYSE or otherwise, or how liquid that market might be. If an active market does not develop, you may have difficulty selling your shares of our Class A common stock. The initial public offering price for our Class A common stock has been determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following the completion of this offering.

If our stock price fluctuates after the completion of this offering, you could lose a significant part of your investment.

The market price of our Class A common stock may be influenced by many factors, some of which are beyond our control, including those described above in “—Risks Related to Our Business and Industry” and the following:

•	the failure of securities analysts to cover our Company after the completion of this offering or changes in financial estimates by analysts;

•	our inability to meet the financial estimates of analysts who follow our Company;

•	strategic actions by us or our competitors, such as acquisitions, restructurings, significant contracts, acquisitions, joint marketing relationships, joint ventures, or capital commitments;

•	variations in our quarterly results of operations and those of our competitors;

•	general economic and stock market conditions;

•	changes in conditions or trends in our industry, geographies, or customers;

•	terrorist acts;

•	future sales of our Class A common stock or other securities;

•	the potential spin-off by Dean Foods of shares of our Class B common stock;

•	perceptions of the investment opportunity associated with our Class A common stock relative to other investment alternatives;

•	the public’s reaction to our press releases, other public announcements, and filings with the SEC;

•	changes in accounting standards, policies, guidance, interpretations, or principles;

•	actual or anticipated growth rates relative to our competitors; and

•	speculation by the investment community regarding our business.

In addition, the stock markets, including the NYSE, have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities issued by many companies, including companies in our industry. In the past, some companies that have had volatile market prices for their securities have been subject to class action or derivative lawsuits. The filing of a lawsuit against us, regardless of the outcome, could have a negative effect on our business, financial condition, and results of operations, as it could result in substantial legal costs and a diversion of management’s attention and resources.

As a result of these factors, investors in our Class A common stock may not be able to resell their shares at or above the initial public offering price or may not be able to resell them at all. These market and industry factors may materially reduce the market price of our Class A common stock, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of our Class A common stock are low.

Future sales, or the perception of future sales, of our common stock, or a spin-off by Dean Foods of shares of our common stock, may depress the price of our Class A common stock.

The market price of our Class A common stock could decline significantly as a result of sales of a large number of shares of our Class A common stock in the market after completion of this offering, including shares that might be offered for sale by Dean Foods. Subject to the lock-up arrangements discussed below and our agreements with Dean Foods described in “Certain Relationships and Related Party Transactions,” we are not restricted from issuing additional common stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or any substantially similar securities. In addition, the contemplated spin-off would result in the distribution of a large number of shares of Class B common stock, which has greater voting rights than our Class A common stock with respect to election and removal of directors. The perception that these sales or a spin-off might occur could depress the market price of our Class A common stock. These sales, a spin-off, or the possibility that a sale or a spin-off may occur also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon completion of this offering, Dean Foods will own none of our Class A common stock and 100% of the outstanding shares of our Class B common stock. The shares of our Class A common stock sold in this offering will be freely tradable without restriction under the Securities Act of 1933, as amended (the “Securities Act”), except for any shares of our Class A common stock that may be held or acquired by our directors, executive officers, and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available. We will grant registration rights to Dean Foods and its affiliates with respect to shares of our Class A common stock. Any shares registered pursuant to the registration rights agreement described in “Certain Relationships and Related Party Transactions” will be freely tradable in the public market following a 180-day lock-up period as described below. See “Shares Eligible for Future Sale.”

In connection with this offering, we, our directors, and our executive officers and Dean Foods, its directors, and its executive officers have each agreed to enter into lock-up agreements and thereby be subject to a lock-up period, meaning that we and our permitted transferees will not be permitted to sell any of the shares of our Class A common stock and, with respect to us, shares of our Class B common stock for 180 days after the date of this prospectus, subject to certain extensions, without the prior written consent of J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC. Although we have been advised that there is no present intention to do so, J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC may, in their sole discretion and without notice, release all or any portion of the shares of our Class A common stock or, with respect to us, shares of our Class B common stock from the restrictions in any of the lock-up agreements described above at any time. See “Underwriting.”

Dean Foods has informed us that, at some time in the future, but no earlier than the expiration or waiver of the 180-day lock-up period described below under “Underwriting,” it intends to effect a tax-free spin-off or other tax-free disposition of all or a portion of its ownership interest in us to its stockholders, which may include a distribution in exchange for Dean Foods shares or securities or another similar transaction. Dean Foods has no obligation to effect the tax-free spinoff and it may retain its ownership interest in us indefinitely or dispose of all or a portion of its ownership interest in us in a sale or other transaction. Any such tax-free spin-off or other disposition by Dean Foods would be subject to various conditions, including receipt of any necessary regulatory or other approvals, the existence of satisfactory market conditions, and, in the case of a spin-off, Dean Foods’ receipt of a private letter ruling from the IRS and/or an opinion of counsel that the contribution and such spin-off, taken together, would be tax-free to Dean Foods and its stockholders. The conditions to such a spin-off or other disposition by Dean Foods may not be satisfied. Dean Foods has no obligation to pursue or consummate any further dispositions of its ownership interest in us by any specified date or at all, whether or not these conditions are satisfied. A spin-off or other disposition by Dean Foods of all or a portion of its ownership interest in us could depress the price of our Class A common stock. Additionally, we may issue shares of common stock from time to time as consideration for future acquisitions, investments, or other corporate purposes. In the event any such acquisition, investment, or other transaction is significant, the number of shares of common stock that we issue may in turn be significant.

Failure to maintain effective internal controls in accordance with The Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) could have a material adverse effect on our business and stock price.

As a public company with SEC reporting obligations, we will be required to document and test our internal control procedures to satisfy the requirements of Section 404 of Sarbanes-Oxley (“Section 404”), which will require annual assessments by management and our independent registered public accounting firm of the effectiveness of our internal control over financial reporting. During the course of our testing, we may identify deficiencies that we are unable to remediate in a timely manner. Testing and maintaining our internal control over financial reporting may also divert management’s attention from other matters that are important to the operation of our business. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 or our independent registered public accounting firm may not be able or willing to issue an unqualified report on the effectiveness of our internal control over financial reporting. If we conclude that our internal control over financial reporting is not effective, we cannot be certain as to the timing of completion of our evaluation, testing, and remediation actions or its effect on our operations because there is presently no precedent available by which to measure compliance adequacy. Moreover, any material weakness or other deficiencies in our internal control over financial reporting may impede our ability to file timely and accurate reports with the SEC. Any of the above could cause investors to lose confidence in our reported financial information or our common stock listing on the NYSE to be suspended or terminated, which could have a negative effect on the trading price of our Class A common stock.

Our costs will increase significantly as a result of operating as a public company, and our management will be required to devote substantial time to complying with public company regulations.

We have historically operated our business as a division of a public company. As a public company with separate SEC reporting, regulatory, and stock exchange listing requirements, we will incur additional legal, accounting, compliance, and other expenses that we have not incurred historically. After completion of this offering, we will be obligated to file with the SEC annual and quarterly information and other reports that are specified in Section 13 and other sections of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and therefore will need to have the ability to prepare financial statements that are compliant with all SEC reporting requirements on a timely basis. In addition, we will be subject to other reporting and corporate governance requirements, including certain requirements of the NYSE and certain provisions of Sarbanes-Oxley and the regulations promulgated thereunder, which will impose significant compliance obligations upon us.

Sarbanes-Oxley and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as well as new rules subsequently implemented by the SEC and the NYSE, have increased regulation of, and imposed enhanced disclosure and corporate governance requirements on, public companies. We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations, and standards in this regard are likely to result in increased marketing, selling, and administrative expenses, as well as a diversion of management’s time and attention from revenue-generating activities to compliance activities. These changes will require a significant commitment of additional resources. We may not be successful in implementing these requirements, and implementing them could materially adversely affect our business, results of operations, and financial condition. We also expect these recent regulations to increase our legal and financial compliance costs, make it more difficult to attract and retain qualified officers and members of our board of directors, particularly to serve on our audit committee, and make some activities more difficult, time-consuming, and costly. In addition, if we fail to implement the required controls with respect to our internal accounting and audit functions, our ability to report our results of operations on a timely and accurate basis could be impaired. If we do not implement such required controls in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC or the NYSE. Any such action could harm our reputation and the confidence of investors and clients in our Company and could negatively affect our business and cause the price of our Class A common stock to decline.

We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our Class A common stock.

Following completion of this offering, we do not expect to pay cash dividends on our common stock, including the Class A common stock issued in this offering, in the foreseeable future. Any future dividend payments are within the absolute discretion of our board of directors and will depend on, among other things, our results of operations, working capital requirements, capital expenditure requirements, financial condition, contractual restrictions, business opportunities, anticipated cash needs, provisions of applicable law, and other factors that our board of directors may deem relevant. As a result, capital appreciation, if any, of our Class A common stock will be your sole source of potential gain for the foreseeable future. The market price for our Class A common stock after completion of this offering might not exceed the price that you pay for our Class A common stock. Furthermore, we may not generate sufficient cash from operations in the future to pay dividends on our Class A common stock. See “Dividend Policy.”

You will experience immediate and substantial dilution in net tangible book value per share.

Dilution per share represents the difference between the initial public offering price and the adjusted net tangible book value per share immediately after this offering. Purchasers of our Class A common stock in this offering will experience immediate dilution of $                 in net tangible book value per share. See “Dilution.”

Provisions of our amended and restated certificate of incorporation, amended and restated bylaws, and the General Corporation Law of the State of Delaware (“DGCL”) could prevent an acquisition or other change in control of our Company, that may be beneficial to our stockholders.

Our amended and restated certificate of incorporation, amended and restated by-laws, and provisions of the DGCL to which we are subject contain provisions that could discourage, delay, or prevent a change in control of our Company or changes in our board of directors and management that the stockholders of our Company may deem advantageous.

After this offering, for as long as Dean Foods continues to own shares of our common stock representing more than 50% of the total number of outstanding shares of our common stock, it will have the ability to control decisions regarding an acquisition of us by a third party that are subject to a vote of our stockholders. In addition, our amended and restated certificate of incorporation, amended and restated by-laws and the DGCL contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions include restrictions on the ability of our stockholders to remove directors, the inability of our stockholders to fill vacancies on our board of directors, in certain instances supermajority voting requirements for stockholders to amend our amended and restated certificate of incorporation and amended and restated by-laws, prohibition on action by our stockholders by written consent, required advance notice procedures for stockholder proposals and director nominations, and the inability of our stockholders to call special meetings of stockholders. Some of these provisions, such as the prohibition on stockholder action by written consent, only become effective once Dean Foods no longer controls us. In addition, our board of directors has the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer. Moreover, after Dean Foods and its affiliates, other than us and our subsidiaries, cease to own at least 15% of our outstanding common stock, we will be subject to the restrictions on business combinations set forth in Section 203 of the DGCL, which generally will prohibit us from engaging in a business combination with a person who owns in excess of 15% of our outstanding voting stock for a period of three years after the time of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless, among other exceptions, the transaction is approved in a prescribed manner. Although we believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics and thereby provide for an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our board of directors, these provisions apply even if the offer may be considered beneficial by some stockholders. See “Description of Capital Stock.”

Prior to completion of this offering, we may incorporate into our amended and restated certificate of incorporation or amended and restated by-laws additional provisions (such as a staggered board of directors) that may further prevent an acquisition or other change in control of our Company.

Special Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements. All statements, other than statements of historical facts, contained in this prospectus, including statements regarding our industry, position, goals, strategy, future operations, future financial position, future revenues, estimated costs, prospects, margins, profitability, capital expenditures, liquidity, capital resources, plans, and objectives of management, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

We have based these forward-looking statements largely on our current expectations and estimates regarding future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make. These forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including those described in the “Risk Factors” section, that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. Moreover, we operate in a very competitive and rapidly-changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements as predictions or guarantees of future events.

You should read this prospectus and the documents that we reference in this prospectus and have filed, or will file, as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained in this prospectus are made as of the date of this prospectus, and we do not assume any obligation to update any forward-looking statements except as required by applicable law.

Use of Proceeds

We estimate that the net proceeds from our issuance and sale of                  shares of our Class A common stock in this offering at an initial public offering price of $                 per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the underwriting discount and estimated offering expenses payable by us, will be approximately $                 million. An increase of                  shares from the expected number of shares to be sold by us in this offering would increase the net proceeds to us from this offering by $                 million, assuming the assumed initial public offering price of $                 per share remains the same. A $1.00 increase (decrease) in the assumed initial public offering price of $                 per share would increase (decrease) the net proceeds to us from this offering by $                 million, assuming the expected number of shares to be sold by us in this offering remains the same and after deducting the underwriting discount and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds to us from this offering will be approximately $                 million.

Upon the completion of this offering, we intend to pay all of the net proceeds from this offering to Dean Foods. Dean Foods has advised us that it plans to use these funds to repay a portion of its indebtedness under its senior secured credit facility.

Dividend Policy

We currently intend to retain any future earnings for use in the operation of our business and do not intend to declare or pay any cash dividends on our Class A common stock or Class B common stock in the foreseeable future. Any future determination to pay dividends on our capital stock will be at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, contractual restrictions, capital requirements, general business conditions, and other factors that our board of directors considers relevant.

Capitalization

The following table sets forth our capitalization as of June 30, 2012:

•	on an actual basis; and

•	on a pro forma “as adjusted” basis to reflect the Pro Forma Transactions, which comprise:

•	the contribution and the reclassification;

•

the receipt of approximately $                 million in net proceeds from the sale of shares of our Class A common stock in this offering at an assumed initial offering price of $                 per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the underwriting discount and estimated offering expenses payable by us;

•	the additional indebtedness to be incurred in the related financing transactions;

•	the intended payment of the net proceeds from this offering and the related financing transactions of approximately $ to Dean Foods;

•	the resulting elimination of Dean Foods’ net investment in us;

•

the entry into agreements that formalize ongoing commercial arrangements that we have with certain wholly-owned Dean Foods subsidiaries, all of which are described in greater detail in “Certain Relationships and Related Party Transactions”;

•	the termination of our intellectual property license agreement with a wholly-owned subsidiary of Dean Foods; and

•	other adjustments described in the notes to the unaudited pro forma condensed consolidated financial information.

You should read the information in the following table together with “Use of Proceeds,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Consolidated Financial Information,” and our audited and unaudited financial statements and the related notes included elsewhere in this prospectus.

	As of June 30, 2012
	Historical	Pro forma as adjusted
	(Unaudited) (in thousands, except per share data)
Cash and cash equivalents	$41,374	$

Long-term debt	$452,672		$862,500	(a)
Total invested equity	$1,076,148		$—
Stockholders’ Equity:
Preferred stock, $0.01 par value; no shares authorized; no shares issued and outstanding	—		—
Class A common stock, $0.01 par value; shares authorized; shares issued and outstanding as adjusted	—
Class B common stock, $0.01 par value; shares authorized; shares issued and outstanding as adjusted	—
Additional paid-in capital	—
Total stockholders’ equity	—

Total capitalization	$1,528,820	$

(a)	We expect that we will incur indebtedness in a range totaling $800 million to $925 million. For the purposes of preparing the unaudited pro forma condensed consolidated financial information, we have assumed the mid-point of this range.

Assuming no change in the number of shares offered by us as set forth on the cover page of this prospectus, a $1.00 increase (decrease) in the assumed initial public offering price of $                 per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) each of cash and cash equivalents, additional paid-in capital, and total stockholders’ equity by $                , would decrease (increase) debt by $                , and would increase (decrease) total capitalization by $                , after deducting the underwriting discount and estimated offering expenses payable by us.

Dilution

Dilution is the amount by which the offering price paid by the purchasers of our Class A common stock in this offering exceeds the adjusted net tangible book value or deficiency per share of our Class A common stock after this offering. Net tangible book value or deficiency per share of our Class A common stock is determined at any date by subtracting our total liabilities from our total assets less our intangible assets and dividing the difference by the number of shares of Class A common stock deemed to be outstanding at that date.

If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the adjusted net tangible book value per share of our Class A common stock upon the completion of this offering.

As of                 , 2012, after giving effect to the Pro Forma Transactions (other than the sale of the shares of Class A common stock in this offering and the receipt and the application of the net proceeds in connection therewith), our net tangible book value was approximately $                , or $                 per share of Class A common stock (based on shares of common stock outstanding immediately prior to this offering). After giving effect to the Pro Forma Transactions, our net tangible book value, as adjusted, as of                 , 2012, would have equaled approximately $                , or $                 per share of Class A common stock. This represents an immediate decrease in the net tangible book value of $                 per share to Dean Foods, as our sole stockholder prior to this offering, and an immediate dilution in net tangible book value of $                 per share to purchasers of our Class A common stock in this offering.

The following table illustrates the per share dilution:

Assumed initial public offering price per share		$

Net tangible book value per share as of                 , 2012 after giving effect to the Pro Forma Transactions (other than the sale of the shares of Class A common stock in this offering and the receipt and the application of the net proceeds in connection therewith)

$
Decrease in net tangible book value per share attributable to this offering	$
Adjusted net tangible book value per share after giving effect to the Pro Forma Transactions		$
Dilution per share to new investors		$

The foregoing discussion and table do not give effect to shares of Class A common stock that we will issue if the underwriters exercise their over-allotment option.

The following table summarizes, on a pro forma basis, after giving effect to the Pro Forma Transactions, as of                 , 2012, the number of shares of our common stock we issued and sold, the total consideration we received, and the average price per share paid to us by Dean Foods, our sole stockholder prior to this offering, and by new investors purchasing shares of Class A common stock in this offering. The table assumes an initial public offering price of $                 per share (the midpoint of the price range set forth on the cover page of this prospectus) and does not give effect to shares of Class A common stock that we will issue if the underwriters exercise their over-allotment option.

	Shares purchased		Total consideration			Average price per share
	Number	Percent	Amount		Percent
Dean Foods Company		%		$—	0.0%		—
New investors in this offering		%	$		%	$
Total		100%	$		100%	$

A $1.00 increase (decrease) in the assumed initial public offering price of $                 per share would increase or decrease our adjusted net tangible book value after giving effect to this offering and the other Pro Forma Transactions by $                 and increase or decrease the dilution to new investors by $                 per share, in each case assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, the percentage of shares held by Dean Foods, our sole stockholder prior to this offering, will decrease to approximately                 % of the total number of shares of our Class A common stock outstanding immediately after this offering and the number of shares of our Class A common stock held by new investors will increase to                 , or approximately                 % of the total number of shares of our Class A common stock outstanding immediately after this offering.

Selected Consolidated Financial Data

The following financial data should be read in conjunction with our audited and unaudited consolidated financial statements and the related notes, and our unaudited pro forma condensed consolidated financial information and the related notes, included elsewhere in this prospectus.

The WhiteWave Foods Company was formed on July 17, 2012, has nominal assets and no liabilities, and will conduct no operations prior to completion of this offering. Therefore, we believe that a presentation of the historical results of The WhiteWave Foods Company would not be meaningful. Accordingly, the following presents the historical financial information for WWF Operating Company, which presently is a wholly-owned subsidiary of Dean Foods. Except for the nominal assets that are currently held by The WhiteWave Foods Company, WWF Operating Company holds all of the historical assets and liabilities related to the business that The WhiteWave Foods Company will acquire pursuant to the contribution.

Unless otherwise specified, any references to “our,” “we,” and “us” in this selected consolidated financial data refer to WWF Operating Company.

The consolidated statement of operations data for each of the years ended December 31, 2011, 2010, and 2009, and the consolidated balance sheet data as of December 31, 2011 and 2010, are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 2008 and 2007, and the consolidated balance sheet data as of December 31, 2009, 2008, and 2007, are derived from unaudited consolidated financial statements not included in this prospectus. The consolidated statement of operations data for the six months ended June 30, 2012 and 2011, and the consolidated balance sheet data as of June 30, 2012, have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements were prepared on the same basis as our audited financial statements. In our opinion, such financial statements include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements.

Our historical consolidated financial statements have been prepared on a stand-alone basis in accordance with GAAP and are derived from Dean Foods’ consolidated financial statements and accounting records using the historical results of operations and assets and liabilities attributed to our operations, and include allocations of expenses from Dean Foods. Our historical results are not necessarily indicative of our results in any future period. You should read the following selected consolidated financial data together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus.

	Year ended December 31,					Six months ended June 30,
	2011	2010	2009	2008	2007	2012	2011
	(In thousands)
Statement of Operations Data:
Net sales(1)	$1,916,830	$1,713,390	$1,446,931	$1,267,669	$1,167,389	$1,050,884	$921,603
Net sales to related parties(2)	108,921	107,923	88,036	69,466	47,678	55,590	53,048

Total net sales	2,025,751	1,821,313	1,534,967	1,337,135	1,215,067	1,106,474	974,651
Cost of sales(2)	1,341,310	1,210,816	1,020,585	917,028	819,280	718,883	645,040

Gross profit(3)	684,441	610,497	514,382	420,107	395,787	387,591	329,611
Related party license income(4)	42,680	39,378	46,729	46,868	42,667	21,316	20,469
Operating costs and expenses:
Selling and distribution(2)	414,724	384,512	331,844	290,054	269,003	242,857	203,697
General and administrative(5),(6)	136,703	139,888	127,130	78,968	67,412	74,979	67,648

Total operating costs and expenses	551,427	524,400	458,974	369,022	336,415	317,836	271,345

Operating income	175,694	125,475	102,137	97,953	102,039	91,071	78,735
Other expense (income):
Interest expense (income)(4),(7)	9,149	10,583	(680)	(6,565)	(5,157)	2,610	5,210
Other expense (income), net	122	377	(149)	3,252	81	683	(770)

Total other expense (income)	9,271	10,960	(829)	(3,313)	(5,076)	3,293	4,440

Income from continuing operations before income taxes	166,423	114,515	102,966	101,266	107,115	87,778	74,295
Income tax expense	52,089	33,159	42,419	35,012	41,191	30,087	24,129

Income from continuing operations	114,334	81,356	60,547	66,254	65,924	57,691	50,166
Gain on sale of discontinued operations, net of tax	3,616	5,693	276	(47)	10	—	—
Loss from discontinued operations, net of tax	(27,105)	(16,686)	(21,089)	2,968	3,089	—	(7,046)

Net income	90,845	70,363	39,734	69,175	69,023	57,691	43,120
Net loss attributable to non-controlling interest	16,550	8,735	12,441	—	—	—	4,388

Net income attributable to WWF Operating Company	$107,395	$79,098	$52,175	$69,175	$69,023	$57,691	$47,508

Balance Sheet Data:
Cash and cash equivalents	$96,987	$73,812	$26,466	$3,907	$3,754	$41,374	$86,357
Total assets	2,108,685	2,066,879	2,101,136	1,489,274	1,436,768	2,052,592	2,151,735
Long-term debt(7)	456,171	440,351	440,255	40,313	54,142	452,672	440,255
Other non-current liabilities	274,578	281,509	289,440	171,564	156,424	275,786	299,437
Total invested equity	1,140,686	1,124,463	1,153,901	1,118,715	1,100,950	1,076,148	1,191,128

(1)	Our net sales are derived primarily from sales of our branded plant-based foods and beverages, coffee creamers and beverages, and premium dairy products to third-party customers across North America and Europe. Sales are reported net of estimated returns, trade promotions, and other discounts. Net sales do not historically include the sales of our finished goods to third-party customers made directly by other Dean Foods wholly-owned subsidiaries.

(2)	Related party sales represent the sale of our finished products to other wholly-owned subsidiaries of Dean Foods. Those transactions have historically taken place at an agreed upon price, which may not be equivalent to the terms that would prevail in an arm’s-length transaction. In addition, effective January 1, 2010, Dean Foods implemented a standardized intercompany pricing structure on all products sold by us to other wholly-owned subsidiaries of Dean Foods which negatively impacted our related party sales as compared to years prior to 2010. In connection with this offering, we have entered, or will enter, into agreements that formalize ongoing commercial arrangements we have with certain wholly-owned Dean Foods subsidiaries. These agreements will become effective no later than completion of this offering and include certain transitional sales agreements, a sales and distribution agreement, and certain manufacturing and supply agreements. These agreements will impact our net related party sales, our cost of sales and our selling and distribution expenses, all of which is described in greater detail in our unaudited pro forma condensed consolidated financial information and the related notes.

It is anticipated that one or more transition services agreements will take effect to cover certain continued corporate services provided by Dean Foods to us following completion of this offering. See “Certain Relationships and Related Party Transactions.”

Due to these and other changes we anticipate in connection with this offering, the historical financial information included in this prospectus may not necessarily reflect our financial position, results of operations, and cash flows in the future or what our financial position, results of operations, and cash flows would have been had we been a stand-alone public company during the periods presented. See the notes to our unaudited pro forma condensed consolidated financial information.

(3)	As disclosed in Note 2 to our audited consolidated financial statements, we include certain shipping and handling costs associated with shipping products to customers through third-party carriers and third-party inventory warehouse costs within selling and distribution expense. As a result, our gross profit may not be comparable to other entities that present all shipping and handling costs as a component of cost of sales.

(4)	Historically, our intellectual property license agreement with a wholly-owned Dean Foods subsidiary provided such subsidiary the right to use certain of our intellectual property in the manufacture of certain products for a fee. In conjunction with the license agreement, a loan agreement was entered into, pursuant to which we extended a line of credit to such subsidiary related to the license income under the license agreement. There have been no repayments of this loan to date and there are no future plans to settle the outstanding balance; therefore, the principal and associated accrued interest is shown in parent’s net investment. In connection with this offering, we have entered into an agreement with such subsidiary pursuant to which we will terminate this license agreement and the related loan. Upon completion of this offering, we will no longer receive license income or related interest income associated with these historical agreements. In addition, we intend to enter into one or more asset purchase agreements with such subsidiary to effect the transfer to such subsidiary of the intellectual property subject to the license agreement.

(5)	Dean Foods currently provides certain corporate services to us and costs associated with these functions have been allocated to us. Our historical financial statements included elsewhere in this prospectus reflect these costs primarily within general and administrative expenses. These allocations include costs related to corporate services such as executive management, supply chain, information technology, legal, finance and accounting, investor relations, human resources, risk management, tax, treasury, and other services, as well as stock-based compensation expense attributable to our employees and an allocation of stock-based compensation attributable to employees of Dean Foods. The total amount of these allocations from Dean Foods was approximately $23.8 million and $16.9 million in the six months ended June 30, 2012 and June 30, 2011, respectively, and approximately $32.7 million, $36.2 million, $45.7 million, $24.0 million, and $16.4 million in the years ended December 31, 2011, 2010, 2009, 2008, and 2007, respectively.

(6)	Results for 2009 include Alpro’s results of operations subsequent to the July 2, 2009 date of acquisition. In addition, results for 2009 include acquisition-related expenses in general and administrative expenses, related to due diligence, investment advisors, and regulatory matters of approximately $12.2 million. See Note 3 to our audited consolidated financial statements included elsewhere in this prospectus.

(7)	We were allocated $440.3 million from the Dean Foods senior secured credit facility on July 2, 2009 to fund our acquisition of Alpro. Interest expense has been allocated based on the historical interest rates of the Dean Foods senior secured credit facility and totals approximately $6.0 million and $6.9 million for the six months ended June 30, 2012 and 2011, respectively, and approximately $13.2 million, $13.0 million, and $2.7 million in the years ended December 31, 2011, 2010, and 2009, respectively. Debt issuance costs have been allocated in the same proportion as debt and are recorded as a non-current asset included in our consolidated balance sheets. No principal, interest, and debt issuance costs have been paid by us historically. As a result of the payment to Dean Foods of the net proceeds of this offering and the related financing transactions, the allocated portion of the Dean Foods senior credit facility will be settled.

Unaudited Pro Forma Condensed Consolidated Financial Information

The following unaudited pro forma condensed consolidated financial information consists of unaudited pro forma condensed consolidated statements of operations for the six months ended June 30, 2012 and for the year ended December 31, 2011, and an unaudited pro forma condensed consolidated balance sheet as of June 30, 2012. The unaudited pro forma condensed consolidated financial information has been derived by application of pro forma adjustments to our historical financial statements included elsewhere in this prospectus.

The WhiteWave Foods Company was formed on July 17, 2012, has nominal assets and no liabilities, and will conduct no operations prior to completion of this offering. Therefore, we believe that a presentation of the pro forma financial information of The WhiteWave Foods Company would not be meaningful. Accordingly, the following presents the pro forma financial information for WWF Operating Company, which presently is a wholly-owned subsidiary of Dean Foods. Except for the nominal assets that are currently held by The WhiteWave Foods Company, WWF Operating Company holds all of the historical assets and liabilities related to the business that The WhiteWave Foods Company will acquire pursuant to the contribution.

Unless otherwise specified, any references to “our,” “we,” and “us” in this unaudited pro forma condensed consolidated financial information refer to WWF Operating Company.

The unaudited pro forma condensed consolidated statements of operations give effect to the Pro Forma Transactions as if the Pro Forma Transactions had occurred or had become effective as of January 1, 2011. The unaudited pro forma condensed consolidated balance sheet gives the Pro Forma Transactions effect as though the Pro Forma Transactions had occurred as of June 30, 2012.

The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The unaudited pro forma condensed consolidated financial information is for illustrative and informational purposes only and does not purport to represent what our financial position or results of operations would have been if we had operated as a stand-alone public company during the periods presented or if the transactions described below had actually occurred as of the dates indicated, nor does it project our financial position at any future date or our results of operations or cash flows for any future period.

Our unaudited pro forma condensed consolidated financial information has been prepared to reflect adjustments to our historical financial information that are (1) directly attributable to the Pro Forma Transactions; (2) factually supportable; and (3) with respect to the unaudited pro forma condensed consolidated statements of operations, expected to have a continuing impact on our results. The Unaudited Pro Forma Condensed Consolidated Financial Information does not include non-recurring items, including, but not limited to offering-related legal and advisory fees. The unaudited pro forma condensed consolidated financial information reflects the impact of the Pro Forma Transactions, which comprise the following:

•	the contribution and the reclassification;

•

the receipt of approximately $                 million in net proceeds from the sale of shares of our Class A common stock in this offering at an assumed initial offering price of $                 per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the underwriting discount and estimated offering expenses payable by us;

•	the additional indebtedness to be incurred in the related financing transactions;

•	the intended payment of the net proceeds from this offering and the related financing transactions of approximately $ to Dean Foods;

•	the resulting elimination of Dean Foods’ net investment in us;

•

the entry into certain agreements that formalize ongoing commercial arrangements that we have with certain wholly-owned Dean Foods subsidiaries, all of which are described in greater detail in “Certain Relationships and Related Party Transactions;”

•	the termination of our intellectual property license agreement with a wholly-owned subsidiary of Dean Foods; and

•	other adjustments described in the notes to this section.

Dean Foods currently provides certain corporate services to us, and costs associated with these functions have been allocated to us. These allocations include costs related to corporate services, such as executive management, supply chain, information technology, legal, finance and accounting, investor relations, human resources, risk management, tax, treasury, and other services, as well as stock-based compensation expense attributable to our employees and an allocation of stock-based compensation attributable to employees of Dean Foods. The costs of such services have been allocated to us based on the most relevant allocation method to the service provided, primarily based on relative percentage of total net sales, relative percentage of headcount, or specific identification. The total amount of these allocations from Dean Foods was approximately $23.8 million (which includes $4.0 million of transaction costs related to this offering) in the six months ended June 30, 2012 and approximately $32.7 million in the year ended December 31, 2011. These cost allocations are primarily reflected within general and administrative expenses in our consolidated statements of operations as well as classified as Corporate and Other in Note 15 of our audited consolidated financial statements. Management believes the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by us during the periods presented. Following the completion of this offering, we expect Dean Foods to continue to provide many of these services related to these functions on a transitional basis for a fee. These services will be provided under the transitional services agreement described in “Certain Relationships and Related Party Transactions.”

Upon completion of this offering, we will assume responsibility for all our stand-alone public company costs, including the costs of corporate services currently provided by Dean Foods. We estimate that our annual general and administrative expense for these costs will be an aggregate of approximately $50 million to $60 million (representing approximately $17 million to $27 million of annual costs incremental to the 2011 allocated costs referred to above). In addition, as we transition away from the corporate services currently provided by Dean Foods, we believe that we may incur $5 million to $10 million of non-recurring transitional costs in both 2013 and 2014 to establish our own stand-alone corporate functions.

Also, we expect to grant to certain of our executives and employees, upon effectiveness of this offering, one-time IPO Grants with an aggregate value of approximately $25 million to $35 million in order to, among other things, provide executives and employees with an immediate equity interest in the Company and align their interests with those of our stockholders. The value of the IPO Grants will be expensed ratably over a three-year vesting term. See “Executive Compensation—Our Anticipated Compensation Program Following This Offering—Equity Grants Upon Completion of This Offering.”

The above incremental stand-alone public company costs, non-recurring transition costs and the expenses associated with our IPO Grants are not reflected in our unaudited pro forma condensed consolidated financial information.

The unaudited pro forma condensed consolidated statements of operations also exclude certain non-recurring items that we expect to incur in connection with the Pro Forma Transactions, including costs related to legal, accounting, and consulting services. We have incurred costs totaling approximately $4.0 million for transaction-related services during the six months ended June 30, 2012 and we estimate an additional $5 million to $7 million will be incurred in 2012. We expect all of these costs to be expensed.

The unaudited pro forma condensed consolidated financial information and the related notes should be read in conjunction with “Use of Proceeds,” “Capitalization,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Party Transactions,” and our audited and unaudited consolidated financial statements and the related notes included elsewhere in this prospectus.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Six Months Ended June 30, 2012

(Dollars in Thousands, Except Per Share Data)

	Historical	Pro forma adjustments		Pro forma
Net sales	$1,050,884	$(14,952	)(a)		$1,035,932
Net sales to related parties	55,590	10,875	(a)		66,465
Related party fees	—	12,918	(a)		12,918

Total net sales	1,106,474	8,841			1,115,315
Cost of sales	718,883	(5,128	)(a)		713,755

Gross profit	387,591	13,969			401,560
Related party license income	21,316	(21,316	)(b)		—
Operating costs and expenses:
Selling and distribution	242,857	(1,041	)(a)		241,816
General and administrative	74,979	(4,000	)(e)		70,979

Total operating costs and expenses	317,836	(5,041)			312,795

Operating income	91,071	(2,306)			88,765
Other expense (income):
Interest expense (income)	2,610	9,850	(c),(d)		12,460
Other expense, net	683	—			683

Total other expense (income)	3,293	9,850			13,143

Income from continuing operations before income taxes	87,778	(12,156)			75,622
Income tax expense	30,087	(4,255	)(f)		25,832

Income from continuing operations	$57,691	$(7,901)			$49,790

Earnings per Share, Basic and Diluted:
Basic				$		(g)
Diluted				$		(g)
Weighted Average Shares Outstanding:
Basic
Diluted

See notes to unaudited pro forma condensed consolidated financial information.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Year Ended December 31, 2011

(Dollars in Thousands, Except Per Share Data)

	Historical	Pro forma adjustments		Pro forma
Net sales	$1,916,830	$(31,051	)(a)		$1,885,779
Net sales to related parties	108,921	26,837	(a)		135,758
Related party fees	—	22,270	(a)		22,270

Total net sales	2,025,751	18,056			2,043,807
Cost of sales	1,341,310	(11,880	)(a)		1,329,430

Gross profit	684,441	29,936			714,377
Related party license income	42,680	(42,680	)(b)		—
Operating costs and expenses:
Selling and distribution	414,724	(1,946	)(a)		412,778
General and administrative	136,703	—			136,703

Total operating costs and expenses	551,427	(1,946)			549,481

Operating income	175,694	(10,798)			164,896
Other expense (income):
Interest expense (income)	9,149	15,725	(c),(d)		24,874
Other expense, net	122	—			122

Total other expense (income)	9,271	15,725			24,996

Income from continuing operations before income taxes	166,423	(26,523)			139,900
Income tax expense	52,089	(9,283	)(f)		42,806

Income from continuing operations	$114,334	$(17,240)			$97,094

Earnings per Share, Basic and Diluted:
Basic				$		(g)
Diluted				$		(g)

Weighted Average Shares Outstanding:
Basic
Diluted

See notes to unaudited pro forma condensed consolidated financial information.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As of June 30, 2012

(Dollars in Thousands, Except Per Share Data)

	Historical	Pro forma adjustments		Pro forma

ASSETS
Current Assets
Cash and cash equivalents	$41,374	$—	(g)	$41,374
Receivables, net of allowance	104,567	—		104,567
Related party receivables	10,843	—		10,843
Inventories	144,260	—		144,260
Deferred income taxes	12,608	—		12,608
Prepaid expenses and other current assets	21,370	—		21,370

Total Current Assets	335,022	—		335,022
Property, Plant, and Equipment, net	578,763	—		578,763
Identifiable intangible and other assets, net	379,889	10,000	(d)	389,889
Goodwill	758,918	—		758,918

Total Assets	$2,052,592	$10,000		$2,062,592

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	$247,010	$—		$247,010
Income tax payable	976	—		976

Total Current Liabilities	247,986	—		247,986
Long-term debt	452,672	409,828	(c),(d)	862,500
Deferred income taxes	255,523	—		255,523
Other long-term liabilities	20,263	—		20,263

Parent Company Equity:
Parent’s net investment	1,119,005	(399,828	)(c),(d),(g)	719,177
Accumulated other comprehensive income (loss)	(42,857)	—	(g)	(42,857)
Stockholders’ Equity:
Preferred stock, $0.01 par value, no shares authorized; no shares issued and outstanding on a pro forma basis	—	—		—
Class A common stock, $0.01 par value; shares authorized; shares issued and outstanding on a pro forma basis	—	—		—
Class B common stock, $0.01 par value; shares authorized; shares issued and outstanding on a pro forma basis	—	—		—
Additional paid-in capital	—	—		—

Invested equity attributable to The WhiteWave Foods Company	1,076,148	(399,828)		676,320
Non-controlling interest	—	—		—

Total Invested Equity	1,076,148	(399,828)		676,320

Total Liabilities and Invested Equity	$2,052,592	$10,000		$2,062,592

See notes to unaudited pro forma condensed consolidated financial information.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

(a) Separation Adjustments and Operating Model Changes

In connection with this offering, we have entered, or will enter, into agreements that formalize ongoing commercial arrangements we have with certain wholly-owned Dean Foods subsidiaries. These agreements will become effective no later than the completion of this offering.

Transitional Sales Agreements

We have entered into an agreement with a certain wholly-owned Dean Foods subsidiary, pursuant to which such subsidiary will transfer back to us responsibility for its sales and associated costs of certain WhiteWave products over a 15-month term. During this term, this Dean Foods subsidiary will provide certain transitional services to us, which include, but are not limited to, taking and filling orders, collecting receivables, and shipping products to our customers. This Dean Foods subsidiary will remit to us the net profit associated with these product sales until such time as the sales are transitioned to us. The net effect of the agreement as reflected in the unaudited pro forma condensed consolidated statement of operations was an increase in related party fees of $12.9 million and $22.3 million for the periods ended June 30, 2012 and December 31, 2011, respectively.

We have also entered into an agreement with a certain wholly-owned Dean Foods subsidiary pursuant to which we will transfer to such subsidiary responsibility for the sales and associated costs of our aerosol whipped topping and other non-core products over a 15-month term. During this term, we will provide certain transitional services to such Dean Foods subsidiary, which include, but are not limited to, taking and filling orders and collecting receivables. We will remit to this Dean Foods subsidiary the net profit associated with these product sales until such time as the sales are transitioned to such Dean Foods subsidiary. The net effect of the agreement as reflected in the unaudited pro forma condensed consolidated statement of operations was a decrease in net sales by $15.0 million and $31.1 million, a decrease in cost of sales by $9.6 million and $21.8 million, and a decrease in selling and distribution expense by $1.0 million and $1.9 million for the periods ended June 30, 2012, and December 31, 2011, respectively.

Sales and Distribution Agreement

We have entered into an agreement with certain wholly-owned Dean Foods subsidiaries, pursuant to which such Dean Foods subsidiaries will continue to sell and distribute certain WhiteWave products for a term of up to 18 months, depending on the product and customer. This agreement modifies our historical intercompany arrangements and reflects pricing we believe to be arm’s length. The net effect of the agreement as reflected in the unaudited pro forma condensed consolidated statement of operations was an increase in net sales to related parties of $10.9 million and $26.8 million and an increase to cost of sales of $3.5 million and $8.8 million for the periods ended June 30, 2012, and December 31, 2011, respectively.

Manufacturing and Supply Agreements

We have entered into a manufacturing agreement with a certain wholly-owned Dean Foods subsidiary pursuant to which such subsidiary will continue manufacturing various WhiteWave products on our behalf. With the exception of the manufacture of aerosol whipped topping and other non-core products, which are subject to this agreement for a term of up to 15 months, this agreement generally has a term of three to five years with respect to the various product lines. The agreement modifies our historical intercompany arrangements and reflects pricing we believe to be arm’s length. The net effect of the agreement as reflected in the unaudited pro forma condensed consolidated statement of operations was an increase in cost of sales of $1.0 million and $1.1 million for the periods ended June 30, 2012 and December 31, 2011, respectively.

Additionally, we have entered into a separate manufacturing agreement with certain wholly-owned Dean Foods subsidiaries pursuant to which such subsidiaries will continue manufacturing WhiteWave fresh organic milk products on our behalf for a term of 18 months. The agreement formalizes our historical intercompany arrangements and reflects pricing we believe to be arm’s length. This agreement had no net effect on the unaudited pro forma condensed consolidated statement of operations.

We have also entered into a supply agreement with certain wholly-owned Dean Foods subsidiaries pursuant to which we will continue to purchase cream from such subsidiaries for an initial term of up to 24 months, with an option for us to renew for up to four one-year terms. This agreement formalizes our historical intercompany arrangements and reflects pricing we believe to be arm’s length. This agreement had no net effect on the unaudited pro forma condensed consolidated statement of operations.

(b) Termination of Intellectual Property License Agreement

Historically, our intellectual property license agreement with a wholly-owned Dean Foods subsidiary provided such subsidiary the right to use certain of our intellectual property in the manufacture of certain products for a fee. In conjunction with the license agreement, a loan agreement was entered into, pursuant to which we extended a line of credit to such subsidiary related to the license income under the license agreement. There have been no repayments of this loan to date and there are no future plans to settle the outstanding balance; therefore, the principal and associated accrued interest is shown in parent’s net investment. In connection with this offering, we have entered into an agreement with such subsidiary pursuant to which we will terminate this license agreement and the related loan. Upon completion of this offering, we will no longer receive license income or related interest income associated with these historical agreements. In addition, we intend to enter into one or more asset purchase agreements with such subsidiary to effect the transfer to such subsidiary of the intellectual property subject to the license agreement.

(c) Existing Indebtedness

An adjustment to the unaudited pro forma condensed consolidated balance sheet as of June 30, 2012 has been made to reflect the effective settlement of $440.3 million, which is the principal balance associated with the Dean Foods senior secured credit facility that was allocated to us and used by us to fund our July 2, 2009 acquisition of Alpro, as a result of the payment to Dean Foods of the net proceeds of this offering and the related financing transactions. This settlement will be facilitated by a distribution of the proceeds of this offering and the related financing transactions to Dean Foods for its repayment of a portion of the indebtedness outstanding under the Dean Foods senior secured credit facility.

An adjustment to the unaudited pro forma condensed consolidated balance sheet as of June 30, 2012, has been made to reflect the effective settlement of $12.4 million, which is the principal balance associated with our participation in the Dean Foods receivables-backed facility. Upon completion of this offering, we will no longer participate in the Dean Foods receivables-backed facility.

An adjustment to the unaudited pro forma condensed consolidated statements of operations for the periods ended June 30, 2012 and December 31, 2011, has been made to eliminate the interest expense related to our existing indebtedness, as if it had been settled on January 1, 2011.

(d) New Debt Financing

We expect that we will incur between $800 million and $925 million in new indebtedness, consisting of borrowings under new senior credit facilities to be established upon completion of this offering, including $8 million to $12 million of deferred financing costs, resulting in interest expense in a range of $20 million to $30 million annually, including annual amortization of deferred financing costs in a range of $1.5 million to $2.5 million that we expect to incur. For the purposes of preparing the unaudited pro forma condensed consolidated financial information, we have assumed the mid-points of these ranges, which were determined based upon internal forecasts and considered the following factors and assumptions: anticipated business plans, operating activities, capital requirements, general economic conditions, optimal debt levels, and desired financing capacity and liquidity. An increase of 12.5 basis points in the weighted average annual interest rate would increase pro forma interest expense by approximately $1.1 million annually.

	Six months ended June 30, 2012	Year ended December 31, 2011
	(In thousands)
New indebtedness	$12,677	$25,354
Existing indebtedness(c)	(6,606)	(15,707)
Interest income from related party(b)	3,779	6,078

Pro Forma Net Finance Expense	$9,850	$15,725

(e) Transaction Costs

Reflects an adjustment to eliminate non-recurring transaction costs we have incurred in connection with this offering. These costs primarily include costs related to legal, accounting, and consulting services, of which we incurred approximately $4.0 million during the six months ended June 30, 2012 and $nil for the year ended December 31, 2011.

(f) Resulting Tax Effects

Reflects an income tax expense adjustment for the items noted in (a) through (e), calculated at the U.S. federal statutory rate of 35%.

(g) Offering Adjustments

Represents the distribution of approximately $                 of cash to Dean Foods associated with the initial incurrence of indebtedness under the new senior credit facilities discussed in note (d) above and the sale of                  shares of Class A common stock in this offering at the initial public offering price of $                 per share (the midpoint of the price range set forth on the cover page of the prospectus). In addition, includes the reclassification of Dean Foods’ net investment in us, which was recorded in Parent’s net investment which was reclassified into Additional paid-in capital and the required balancing entry to reflect the par value of our outstanding common stock. The issuance of common stock was at a par value of $0.01 per share.

The following reflects the adjustments in our unaudited pro forma condensed consolidated balance sheet to reflect the impact of the above transactions on Parent’s net investment, Common stock, Additional paid-in capital, and Accumulated other comprehensive income:

As of June 30, 2012
	Proceeds from initial public offering / use of proceeds	Conversion of parent’s net investment to additional paid in capital	Adjustments for this offering and use of proceeds
(In thousands)
Related party borrowings
Parent Company Equity:
Parent’s net investment
Accumulated other comprehensive income
Stockholders’ Equity:
Preferred Stock
Class A common stock
Class B common stock
Additional paid-in capital

Pro Forma Earnings Per Share

The number of shares used to compute pro forma basic and diluted earnings per share is                 , which is the number of shares outstanding upon completion of this offering of our Class A common stock.

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our audited and unaudited consolidated financial statements and the related notes, and our unaudited pro forma condensed financial information and the related notes, included elsewhere in this prospectus.

The WhiteWave Foods Company was formed on July 17, 2012, has nominal assets and no liabilities, and will conduct no operations prior to completion of this offering. Therefore, we believe that a discussion of the historical results of The WhiteWave Foods Company would not be meaningful. Accordingly, the following analyzes the historical financial information for WWF Operating Company, which presently is a wholly-owned subsidiary of Dean Foods. Except for the nominal assets that are currently held by The WhiteWave Foods Company, WWF Operating Company holds all of the historical assets and liabilities related to the business that The WhiteWave Foods Company will acquire pursuant to the contribution.

Unless otherwise specified, any references that speak as of the period prior to the completion of this offering to “our,” “we,” and “us” in this discussion and analysis refer to WWF Operating Company and references to “our,” “we,” and “us” that speak as of or after completion of this offering refer to The WhiteWave Foods Company.

This discussion and analysis contains forward-looking statements that are subject to risks and uncertainties. See “Special Note Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks, and assumptions associated with those statements. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly in the section entitled “Risk Factors.”

Overview

We are a leading consumer packaged food and beverage company focused on high-growth product categories that are aligned with emerging consumer trends. We manufacture, market, distribute, and sell branded plant-based foods and beverages, coffee creamers and beverages, and premium dairy products throughout North America and Europe. Our widely-recognized, leading brands distributed in North America include Silk plant-based foods and beverages, International Delight and LAND O LAKES coffee creamers and beverages, and Horizon Organic premium dairy products, while our popular European brands of plant-based foods and beverages include Alpro and Provamel.

We sell our products across North America and Europe to a variety of customers, including grocery stores, mass merchandisers, club stores, and convenience stores, as well as through various away-from-home channels, including restaurants and foodservice outlets. We sell our products in North America and Europe primarily through our direct sales force and independent brokers.

We have an extensive production and supply chain footprint in the United States. We utilize five manufacturing plants, two distribution centers, and three strategic co-packers across the country. Additionally, we have strategically positioned four plants across Europe in the United Kingdom, Belgium, France, and the Netherlands, each supported by an integrated supply chain that enables us to meet the needs of our customers.

Factors Affecting Our Business and Results of Operations

The following trends have impacted our sales and operating income over the past three years and we believe that they will continue to be factors affecting our business and results of operations in the future:

•	Consumer preferences for nutritious, flavorful, convenient, and responsibly produced products

The plant-based foods and beverages, coffee creamers and beverages, and premium dairy categories are aligned with emerging consumer preferences for products that are nutritious, flavorful, convenient, and responsibly produced. As a result, we believe these product categories will continue to offer attractive growth opportunities relative to traditional food and beverage categories. Our plant-based foods and beverages and premium dairy products are well positioned within the dairy and dairy alternatives sector, as well as the natural and organic sector. The growth of the natural and organic sector is outpacing the growth of the overall food and beverage industry and, within dairy and dairy alternatives, our share continues to grow. In addition, our coffee creamers and beverages continue to benefit from the growth and overall size of the coffee and creamers sector.

•	New product introductions

We will continue to benefit from evolving consumer preferences by delivering innovative products in profitable categories under our trusted brands. We have a proven track record of innovation through either creating or largely developing the organic milk, soymilk, and flavored non-dairy creamer subcategories. Recent successful new product introductions under our Silk, Alpro, Horizon Organic, and International Delight brands further demonstrate our capabilities to develop and expand our categories. We will continue to focus on innovation that we believe will drive increased consumption of our brands.

•	Increases in commodity costs

Our business is heavily dependent on raw materials and other inputs, such as conventional and organic raw milk, butterfat, packaging, soybeans, sweeteners, fuel, and other commodities. Increases in the costs of inputs or commodities in the recent past have exerted pressure on margins and have led to price increases across our portfolio to mitigate the impacts of these increased costs.

•	Manufacturing capacity constraints

Our recent growth has significantly increased our plant utilization rates, particularly in the United States. In response, we have increasingly relied on our extensive co-packing network, which has resulted in higher costs for the production and distribution of our products. We will continue to utilize our co-packing network, as needed, to meet our production requirements, while at the same time continuing to invest to expand our internal production capabilities, such as our Dallas, Texas manufacturing facility which commenced operations in the fourth quarter of 2011.

Basis of Presentation

Our historical consolidated financial statements, which are discussed below, are prepared on a stand-alone basis in accordance with GAAP and are derived from Dean Foods’ consolidated financial statements and accounting records using the historical results of operations and asset and liabilities attributed to our operations, and include allocations of expenses from Dean Foods. Our consolidated and segment results are not necessarily indicative of our future performance and do not reflect what our financial performance would have been had we been a stand-alone public company during the periods presented.

Dean Foods currently provides certain corporate services to us, and costs associated with these functions have been allocated to us. These allocations include costs related to corporate services, such as executive management, supply chain, information technology, legal, finance and accounting, investor relations, human resources, risk management, tax, treasury, and other services, as well as stock-based compensation expense attributable to our employees and an allocation of stock-based compensation attributable to employees of Dean Foods. The costs of such services have been allocated to us based on the most relevant allocation method to the service provided, primarily based on relative percentage of total net sales, relative percentage of headcount, or specific identification. The total amount of these allocations from Dean Foods was approximately $23.8 million (which includes $4.0 million of transaction costs related to this offering) and $16.9 million in the six months ended June 30, 2012 and June 30, 2011, respectively, and approximately $32.7 million in the year ended December 31, 2011. These cost allocations are primarily reflected within general and administrative expenses in our consolidated statements of operations as well as classified as Corporate and Other in Note 15 of our audited consolidated financial statements. Management believes the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by us during the periods presented. Following completion of this offering, we expect Dean Foods to continue to provide many of these services related to these functions on a transitional basis for a fee. These services will be provided under the transitional services agreement described in “Certain Relationships and Related Party Transactions.”

Upon completion of this offering, we will assume responsibility for all our stand-alone public company costs, including the costs of corporate services currently provided by Dean Foods. We estimate that our annual general and administrative expense for these costs will be an aggregate of approximately $50 million to $60 million (representing approximately $17 million to $27 million of annual costs incremental to the 2011 allocated costs referred to above). In addition, as we transition away from the corporate services currently provided by Dean Foods, we believe that we may incur $5 million to $10 million of non-recurring transitional costs in both 2013 and 2014 to establish our own stand-alone corporate functions.

Also, we expect to grant to certain of our executives and employees, upon effectiveness of this offering, one-time IPO Grants with an aggregate value of approximately $25 million to $35 million in order to, among other things, provide executives and employees with an immediate equity interest in the Company and align their interests with those of our stockholders. The value of the IPO Grants will be expensed ratably over a three-year vesting term. See “Executive Compensation—Our Anticipated Compensation Program Following This Offering—Equity Grants Upon Completion of This Offering.”

Due to these and other changes we anticipate in connection with this offering, the historical financial information included in this prospectus is not necessarily indicative of our financial position, results of operations and cash flows in the future or what our financial position, results of operations and cash flows would have been had we been a stand-alone public company during the periods presented.

Reportable Segments

We currently have two chief operating decision makers, the President, WhiteWave who manages our North America-based operations, and our Alpro Chief Executive Officer who manages our Europe-based operations. Both are currently executive officers of Dean Foods and report directly to the Chairman of the Board and Chief Executive Officer of Dean Foods. Accordingly, our business is organized into two segments, North America and Europe, based on our go-to-market strategies, customer bases, and the objectives of our businesses. Our reportable segments align with how management monitors operating performance, allocates resources, and deploys capital in our Company.

Related Party Relationships with Dean Foods

Allocated Portion of Dean Foods’ Debt (Senior Secured Credit Facility)

A portion of Dean Foods’ consolidated debt has been allocated to us based on amounts directly incurred by Dean Foods in July 2009 to fund our acquisition of Alpro. Interest expense has been allocated to us in the same proportion as our allocated debt. Management believes the allocation basis for debt, interest expense, and deferred issuance costs is reasonable. However, these amounts may not be indicative of the actual amounts that we would have incurred had we been a stand-alone public company for the periods presented. See “Liquidity and Capital Resources” for more information.

Cash Management

We use a centralized approach to cash management and financing of operations. Historically, Dean Foods has provided financing, cash management, and other treasury services to us. Our North America cash balances have been regularly swept by Dean Foods, and we have received funding from Dean Foods for our operating and investing cash needs. Cash transferred to and from Dean Foods has historically been recorded as intercompany payables and receivables that are reflected as parent’s net investment in the accompanying consolidated financial statements. Upon completion of this offering, we will maintain separate cash management and financing functions for our operations.

Related Party Arrangements

Historically, related party transactions and activities involving Dean Foods and its wholly-owned subsidiaries have not always been consummated on terms equivalent to those that would prevail in an arm’s-length transaction where conditions of competitive, free-market dealing may exist. Sales to other wholly-owned subsidiaries of Dean Foods of raw materials and finished products that we manufacture have been reflected as related party sales in our consolidated financial statements. Revenue from related party licensing agreements for use of proprietary intellectual property is reflected as related party license income in our consolidated financial statements. See “—Components of Net Sales and Costs and Expenses.”

Certain related party transactions are settled in cash and are reflected as related party receivables in our consolidated balance sheets. The remaining related party transactions are settled by either non-cash capital contributions from Dean Foods to us or non-cash capital distributions from us to Dean Foods. These related-party transactions are included as part of parent’s net investment in our consolidated balance sheets.

We utilize manufacturing facilities and resources managed by affiliates of Dean Foods to conduct our business. The expenses associated with these transactions, which primarily relate to co-packing certain of our products, are included in cost of sales in our consolidated statements of operations.

Commercial Arrangements

In connection with this offering, we have entered, or will enter, into agreements that formalize ongoing commercial arrangements we have with certain wholly-owned Dean Foods subsidiaries. These agreements will become effective no later than the completion of this offering.

Transitional Sales Agreements

We have entered into an agreement with a certain wholly-owned Dean Foods subsidiary, pursuant to which such subsidiary will transfer back to us responsibility for its sales and associated costs of certain WhiteWave products over a 15-month term. During this term, this Dean Foods subsidiary will provide certain transitional services to us, which include, but are not limited to, taking and filling orders, collecting receivables, and shipping products to our customers. This Dean Foods subsidiary will remit to us the net profit associated with these product sales until such time as the sales are transitioned to us. See the notes to our unaudited pro forma condensed consolidated financial information.

We have also entered into an agreement with a certain wholly-owned Dean Foods subsidiary pursuant to which we will transfer to such subsidiary responsibility for the sales and associated costs of our aerosol whipped topping and other non-core products over a 15-month term. During this term, we will provide certain transitional services to this Dean Foods subsidiary, which include, but are not limited to, taking and filling orders and collecting receivables. We will remit to this Dean Foods subsidiary the net profit associated with these product sales until such time as the sales are transitioned to such Dean Foods subsidiary. See the notes to our unaudited pro forma condensed consolidated financial information.

Sales and Distribution Agreement

We have entered into an agreement with certain wholly-owned Dean Foods subsidiaries, pursuant to which such Dean Foods subsidiaries will continue to sell and distribute certain WhiteWave products for a term of up to 18 months, depending on the product and customer. This agreement modifies our historical intercompany arrangements and reflects pricing we believe to be arm’s length. See the notes to our unaudited pro forma condensed consolidated financial information.

Manufacturing and Supply Agreements

We have entered into a manufacturing agreement with certain wholly-owned Dean Foods subsidiary pursuant to which such subsidiary will continue manufacturing various WhiteWave products on our behalf. With the exception of the manufacture of aerosol whipped topping and other non-core products, which are subject to this agreement for a term of up to 15 months, this agreement generally has a term of three to five years with respect to the various product lines. The agreement modifies our historical intercompany arrangements and reflects pricing we believe to be arm’s length. See the notes to our unaudited pro forma condensed consolidated financial information.

Additionally, we have entered into a separate manufacturing agreement with certain wholly-owned Dean Foods subsidiaries pursuant to which such subsidiaries will continue manufacturing WhiteWave fresh organic milk products on our behalf for a term of 18 months. The agreement formalizes our historical intercompany arrangements and reflects pricing we believe to be arm’s length. See the notes to our unaudited pro forma condensed consolidated financial information.

We have also entered into a supply agreement with certain wholly-owned Dean Foods subsidiaries pursuant to which we will continue to purchase cream from such subsidiaries for an initial term of up to 24 months, with an option for us to renew for up to four one-year terms. This agreement formalizes our historical intercompany arrangements and reflects pricing we believe to be arm’s length. See the notes to our unaudited pro forma condensed consolidated financial information.

Termination of Intellectual Property License Agreement

Historically, our intellectual property license agreement with a wholly-owned Dean Foods subsidiary provided such subsidiary the right to use certain of our intellectual property in the manufacture of certain products for a fee. In conjunction with the license agreement, a loan agreement was entered into, pursuant to which we extended a line of credit to such subsidiary related to the license income under the license agreement. There have been no repayments of this loan to date and there are no future plans to settle the outstanding balance; therefore, the principal and associated accrued interest is shown in parent’s net investment. In connection with this offering, we have entered into an agreement with such subsidiary pursuant to which we will terminate this license agreement and the related loan. Upon completion of this offering, we will no longer receive license income or related interest income associated with these historical agreements. In addition, we intend to enter into one or more asset purchase agreements with such subsidiary to effect the transfer to such subsidiary of the intellectual property subject to the license agreement.

In addition, it is anticipated that one or more transition services agreements will become effective to cover certain continued corporate services provided by us and Dean Foods to each other following completion of this offering. See “Certain Relationships and Related Party Transactions.”

Due to these and other changes we anticipate in connection with this offering, the historical financial information included in this prospectus may not necessarily reflect our financial position, results of operations, and cash flows in the future or what our financial position, results of operations, and cash flows would have been had we been a stand-alone public company during the periods presented.

Guarantees

We have guaranteed debt issued by Dean Foods on a joint and several basis. The guarantees remain in place until the related debt matures, which will occur on varying dates through 2018, and if the issuer or the primary obligor, as applicable, defaults on the underlying debt, the Company would be required to satisfy the outstanding debt. As this is an intercompany guarantee, the Company has not recognized an indemnification liability or any income associated with this guarantee in its consolidated financial statements. Our guarantees of Dean Foods’

debt will terminate upon completion of this offering. See “Liquidity and Capital Resources” for more information.

Components of Net Sales and Costs and Expenses

Net Sales

Our net sales are derived primarily from the sale of our plant-based foods and beverages, coffee creamers and beverages, and premium dairy products across North America and Europe. Sales are reported net of estimated returns, trade promotions, and other discounts. We routinely offer sales incentives and discounts to our customers and consumers including rebates, shelf-price reductions, in-store display incentives, and other trade promotional activities. These programs, as well as amounts paid to customers for shelf-space in retail stores, are considered reductions in the price of our products and are reflected within net sales.

Net sales do not historically include the sales of our finished goods to third-party customers made directly by other Dean Foods wholly-owned subsidiaries. See “Related Party Relationships with Dean Foods—Commercial Arrangements” for a summary of new agreements that will govern these sales upon completion of this offering.

Net Sales to Related Parties

Our net sales to related parties represent the sale of our raw materials and finished products to other wholly-owned subsidiaries of Dean Foods. Those transactions have historically taken place at an agreed upon price, which may not be equivalent to the terms that would prevail in an arm’s-length transaction. In addition, effective January 1, 2010, Dean Foods implemented a standardized intercompany pricing structure on all products sold by us to other wholly-owned subsidiaries of Dean Foods, which negatively impacted our related party sales and operating income as compared to 2009. See “—Related Party Relationships with Dean Foods—Commercial Arrangements” for a summary of new agreements that will govern these sales upon completion of this offering.

Cost of Sales

Cost of sales consists of the costs of raw materials and ingredients in the manufacture of products, packaging costs, labor costs, and plant and equipment overhead. Ingredients account for the largest portion of the cost of sales followed by direct labor, plant overhead, and packaging costs.

Related Party License Income

Related party license income consists of fees from a license agreement with a Dean Foods subsidiary, pursuant to which the Dean Foods subsidiary has the right to use the Company’s intellectual property in the manufacture of certain products for a fee. Upon completion of this offering, this agreement and a related loan agreement will terminate and we will no longer receive license income or related interest income. See “—Related Party Relationships with Dean Foods—Commercial Arrangements.”

Operating Costs and Expenses

Operating costs and expenses consist primarily of selling and distribution expenses and general and administrative expenses. Our selling and distribution expenses consist of shipping and handling fees, including fuel charges for delivery of products through our warehouse distribution system, and outside storage, as well as marketing expense and sales commissions. The primary components of our marketing expense are media, agency, trade shows, and other promotional expenses. Our general and administrative costs consist primarily of wages, related payroll, and employee benefit expenses, including stock-based compensation, R&D costs, legal and professional fees, travel expenses, other facility related costs, such as rent and depreciation, and consulting expenses.

Operating costs and expenses include allocations from Dean Foods. These allocations are included in our consolidated results but are not included in the North America and Europe segment results.

Matters Affecting Comparability

Our results of operations for the six months ended June 30, 2012 and June 30, 2011 and the years ended December 31, 2011, 2010, and 2009 were affected by the following:

Acquisition of Alpro

On July 2, 2009, we completed the acquisition of the Alpro division of Vandermoortele, N.V. (“Alpro”), a privately held food company based in Belgium, for an aggregate purchase price of €314.6 million ($440.3 million), after working capital adjustments, excluding transaction costs which were expensed as incurred. Alpro manufactures and sells branded plant-based foods and beverages in Europe. See Note 3 of our audited consolidated financial statements.

Discontinued Operations

In the second quarter of 2011, we began evaluating strategic alternatives related to our 50%-owned joint venture with Hero Group. During the third quarter of 2011, due to continued poor performance by the venture and a desire on our part to invest in core operations, a recommendation was made to, and approved by, the joint venture partners to wind down the joint venture operations during the fourth quarter of 2011. During the first quarter of 2012, we completed the shutdown of the operations. We may incur additional charges related to the final disposition of certain equipment used in the joint venture operations, as well as our final settlement with Hero Group.

During the second quarter of 2010, we committed to a plan to sell the business operations of Rachel’s, which manufactured, marketed, and distributed branded organic dairy yogurt, milk, and related dairy products primarily in the United Kingdom. The sale was completed on August 10, 2010.

Our consolidated audited financial statements account for the joint venture with Hero Group and Rachel’s operations as discontinued operations. Unless otherwise indicated, the management discussion and analysis of financial condition and results of operations relate solely to the discussion of our continuing operations.

Foreign Exchange Movements

Due to the international aspect of our business, our net sales and expenses are influenced by foreign exchange movements. Our primary exposures to foreign exchange rates are the Euro and British Pound against the U.S. Dollar. The financial statements of our Europe segment are translated to U.S. Dollars. The functional currency of our foreign subsidiaries is generally the local currency of the country. Accordingly, income and expense items are translated at the average rates prevailing during the period. Changes in exchange rates that affect cash flows and the related receivables or payables are recognized as transaction gains and losses.

Results of Operations

The following table presents, for the periods indicated, selected information from our consolidated financial results, including information presented as a percentage of net sales.

	Six months ended June 30,				Year ended December 31,
	2012		2011		2011		2010		2009
	Dollars	Percent	Dollars	Percent	Dollars	Percent	Dollars	Percent	Dollars	Percent
	(Dollars in millions)
Net sales	$1,050.9		$921.6		$1,916.8		$1,713.4		$1,447.0
Net sales to related parties	55.6		53.0		108.9		107.9		88.0

Total net sales	1,106.5	100.0%	974.6	100.0%	2,025.7	100.0%	1,821.3	100.0%	1,535.0	100.0%
Cost of sales	718.9	65.0%	645.0	66.2%	1,341.3	66.2%	1,210.8	66.5%	1,020.6	66.5%

Gross profit (1)	387.6	35.0%	329.6	33.8%	684.4	33.8%	610.5	33.5%	514.4	33.5%
Related party license income	21.3	1.9%	20.4	2.1%	42.7	2.1%	39.4	2.2%	46.7	3.0%
Operating costs and expenses
Selling and distribution	242.9	22.0%	203.7	20.9%	414.7	20.5%	384.5	21.1%	331.9	21.6%
General and administrative	74.9	6.8%	67.6	6.9%	136.7	6.7%	139.9	7.7%	127.1	8.3%

Total operating costs and expenses	317.8	28.8%	271.3	27.8%	551.4	27.2%	524.4	28.8%	459.0	29.9%

Operating income	$91.1	8.1%	$78.7	8.1%	$175.7	8.7%	$125.5	6.9%	$102.1	6.6%

(1)	As disclosed in Note 2 to our audited consolidated financial statements, we include certain shipping and handling costs within selling and distribution expense. As a result, our gross profit may not be comparable to other companies that present all shipping and handling costs as a component of cost of sales.

The key performance indicators for both of our two reportable segments are net sales dollars, gross profit, and operating costs and expenses, which are presented in the segment results tables and discussion below.

Six Months Ended June 30, 2012 Compared to Six Months Ended June 30, 2011

Consolidated Results

Total net sales—Total net sales by segment are shown in the table below.

	Six months ended June 30,
	2012	2011	$ Increase/ (decrease)	% Increase/ (decrease)
	(Dollars in millions)
North America	$921.5	$785.5	$136.0	17.3%
Europe	185.0	189.1	(4.1)	(2.2)%

Total	$1,106.5	$974.6	$131.9	13.5%

The changes in total net sales were due to the following:

	Change in net sales Six months ended June 30, 2012 vs. June 30, 2011
	Volume	Pricing and product mix changes	Total increase / (decrease)
	(in millions)
North America	$112.4	$23.6	$136.0
Europe	1.9	(6.0)	(4.1)

Total	$114.3	$17.6	$131.9

Total net sales—Consolidated total net sales increased $131.9 million, or 13.5%, for the six months ended June 30, 2012 compared to the same period in 2011. The increase was primarily driven by robust volume growth across the North America segment, but was also favorably impacted by price increases we instituted in response to higher commodity costs.

Cost of sales—Cost of sales increased $73.9 million, or 11.5%, for the six months ended June 30, 2012 compared to the same period in 2011. The increase was primarily driven by sales volume growth, and higher commodity and other input costs, as well as incremental plant start-up costs incurred at our new Dallas, Texas manufacturing facility. These increases were partially offset by cost reduction initiatives.

Gross profit—Gross profit margin increased to 35.0% for the six months ended June 30, 2012 compared to 33.8% for the same period in 2011. The increase was driven by higher pricing which more than offset the impact of higher commodity costs, coupled with a favorable mix of products sold.

Operating costs and expenses—Operating costs and expenses increased by $46.5 million, or 17.1%, for the six months ended June 30, 2012 compared to the same period in 2011. The increase was primarily due to an increase in selling and distribution expense due to higher sales volume and an increase in fuel costs. We also continued to increase investments in our brands including marketing spending behind our new product launches in both North America and Europe. Additionally, we incurred $4.0 million of transaction costs related to this offering.

Income taxes—Income tax expense was recorded at an effective tax rate of 34.3% in the first half of 2012 compared to a 32.5% effective tax rate in the first half of 2011. Generally, our effective tax rate varies primarily based on our profitability level and the relative earnings of our segments.

North America Segment Results

The following table presents certain financial information concerning our North America segment’s financial results:

	Six months ended June 30,
	2012		2011
	Dollars	Percent	Dollars	Percent	$ Change	% Change
	(Dollars in millions)
Net sales	$865.9		$732.5		$133.4	18.2%
Net sales to related parties	55.6		53.0		2.6	4.9%

Total net sales	921.5	100.0%	785.5	100.0%	136.0	17.3%
Cost of sales	611.2	66.3%	536.5	68.3%	74.7	13.9%

Gross profit	310.3	33.7%	249.0	31.7%	61.3	24.6%
Related party license income	21.3	2.3%	20.4	2.6%	0.9	4.4%
Operating costs and expenses	227.5	24.7%	187.8	23.9%	39.7	21.1%

Operating income	$104.1	11.3%	$81.6	10.4%	$22.5	27.6%

Total net sales—Total net sales increased $136.0 million, or 17.3%, for the six months ended June 30, 2012 compared to the same period in 2011, primarily driven by strong volume growth in our coffee creamers and beverages and plant-based foods and beverages portfolios. The increase in sales of our coffee creamers and beverages and plant-based foods and beverages portfolios of products was driven by category growth, product innovation, and increased marketing investments, primarily in support of International Delight Iced Coffee and Silk PureAlmond almondmilk. Sales of our premium dairy portfolio of products also increased compared to the first half of 2011, despite slightly lower volumes, as a result of higher pricing, which offset the impact of higher commodity costs.

Cost of sales—Cost of sales increased $74.7 million, or 13.9%, for the six months ended June 30, 2012 compared to the same period in 2011. The increase was primarily driven by sales volume growth, higher raw material input costs, particularly raw organic milk, and start-up costs incurred at our new Dallas, Texas manufacturing facility. These increases were partially offset by cost reduction initiatives.

Gross profit—Gross profit margin increased to 33.7% for the six months ended June 30, 2012 compared to 31.7% for the same period in 2011. The increase was primarily due to higher pricing in premium dairy and coffee creamers and beverages, which more than offset the impact of higher commodity costs, and a favorable mix of products sold.

Operating costs and expenses—Operating expenses increased $39.7 million, or 21.1%, for the six months ended June 30, 2012 compared to the same period in 2011. The increase was primarily due to an increase in selling and distribution expenses due to higher sales volumes and an increase in fuel costs. We also continued to increase investments in our brands, including marketing expenses for our new product launches. General and administrative costs increased in the six months ended June 30, 2012 compared to the same period in 2011. The increase was primarily due to increases in headcount, R&D, and incentive-based compensation.

Europe Segment Results

The following table presents certain financial information concerning our Europe segment’s financial results:

	Six months ended June 30,
	2012		2011
	Dollars	Percent	Dollars	Percent	$ Change	% Change
	(Dollars in millions)
Net sales	$185.0	100.0%	$189.1	100.0%	$(4.1)	(2.2)%
Cost of sales	107.7	58.2%	108.5	57.4%	(0.8)	(0.7)%

Gross profit	77.3	41.8%	80.6	42.6%	(3.3)	(4.1)%
Operating costs and expenses	66.6	36.0%	66.6	35.2%	—	(0.0)%

Operating income	$10.7	5.8%	$14.0	7.4%	$(3.3)	(23.6)%

Net sales—Net sales decreased $4.1 million, or 2.2%, for the six months ended June 30, 2012 compared to the same period in 2011. The decrease was driven by foreign currency translation. Excluding the impact of currency changes, net sales increased mid-single digits, driven by slightly higher sales volumes, a favorable mix of products sold, and higher pricing implemented in response to higher commodity costs. Sales growth was particularly strong in fresh soy drinks and in yogurt, and was further augmented by the introduction of new products including almond and hazelnut drinks and yogurt innovations in the first quarter of this year. Net sales were impacted by the challenging economic environment in Southern Europe.

Cost of sales—Cost of sales decreased $0.8 million, or 0.7%, for the six months ended June 30, 2012 compared to the same period in 2011. Higher sales volumes, coupled with the impact of higher commodity costs, primarily for soybeans, sugar, and packaging, were more than offset by the impact of foreign currency translation.

Gross profit—Gross profit margin decreased to 41.8% for the six months ended June 30, 2012 compared to 42.6% for the same period in 2011. The decrease was driven by higher commodity costs, partially offset by higher pricing.

Operating costs and expenses—Operating expenses remained flat at $66.6 million for the six months ended June 30, 2012 compared to the same period in 2011. Distribution expenses increased, driven by higher sales volumes and an increase in fuel costs. In addition, marketing expenses increased $3.8 million in the six months ended June 30, 2012 compared to the same period in 2011 due to increased investments in consumer marketing in support of our new product launches. These increases were offset by lower selling, general, and administrative costs, and the impact of foreign currency translation.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Consolidated Results

Total net sales—Total net sales by segment are shown in the table below.

	Year ended December 31,
	2011	2010	$ Increase/ (decrease)	% Increase/ (decrease)
	(Dollars in millions)
North America	$1,657.2	$1,479.5	$177.7	12.0%
Europe	368.5	341.8	26.7	7.8%

Total	$2,025.7	$1,821.3	$204.4	11.2%

The change in total net sales was due to the following:

	Change in net sales 2011 vs. 2010
	Volume	Pricing and product mix changes	Total increase / (decrease)
	(Dollars in millions)
North America	$97.5	$80.2	$177.7
Europe	6.7	20.0	26.7

Total	$104.2	$100.2	$204.4

Total net sales—Consolidated total net sales increased $204.4 million, or 11.2%, in 2011 compared to the prior year. The increase was driven by volume growth, coupled with significant price increases in response to higher commodity costs.

Cost of sales—Cost of sales increased $130.5 million, or 10.8%, in 2011 compared to the prior year. The increase was primarily driven by sales volume growth, higher commodity costs, and a higher cost mix of products sold, partially offset by our cost reduction initiatives.

Gross profit—Gross profit margin remained relatively flat at 33.8% in 2011 compared to 33.5% in 2010, as higher commodity costs, coupled with an unfavorable mix of products sold, substantially offset the favorable impact of our cost reduction initiatives.

Operating costs and expenses—Operating expenses increased $27.0 million, or 5.1%, in 2011 compared to the prior year. This was driven by an increase in selling and distribution costs as a result of higher sales volume and increasing fuel costs. In addition, we also experienced increased outside storage facility and related distribution costs at our North America segment driven by capacity constraints.

Income taxes—Income tax expense was recorded at an effective rate of 31.3% in 2011 compared to a 29.0% effective tax rate in 2010. Generally, our effective tax rate varies primarily based on our profitability level and the relative earnings of our segments.

North America Segment Results

The following table presents certain financial information concerning our North America segment’s financial results:

	Year ended December 31,
	2011		2010
	Dollars	Percent	Dollars	Percent	$ Change	% Change
	(Dollars in millions)
Net sales	$1,548.3		$1,371.6		$176.7	12.9%
Net sales to related parties	108.9		107.9		1.0	0.9%

Total net sales	1,657.2	100.0%	1,479.5	100.0%	177.7	12.0%
Cost of sales	1,126.6	68.0%	1,017.2	68.8%	109.4	10.8%

Gross profit	530.6	32.0%	462.3	31.2%	68.3	14.8%
Related party license income	42.7	2.6%	39.4	2.7%	3.3	8.4%
Operating costs and expenses	392.8	23.7%	363.0	24.5%	29.8	8.2%

Operating income	$180.5	10.9%	$138.7	9.4%	$41.8	30.1%

Total net sales—Total net sales increased $177.7 million, or 12.0%, in 2011 compared to the prior year, driven by volume growth and higher pricing across all of our product portfolios. Sales of coffee creamers and beverages increased due to strong category growth in flavored creamers and new product introductions, particularly in the International Delight brand. In addition, sales of coffee creamers and beverages increased $32.0 million due to the transfer to us of the responsibility for sales of certain products that were previously sold by other subsidiaries of Dean Foods. Sales of our premium dairy products also increased due to higher pricing resulting from higher commodity costs and, to a lesser extent, growth in volume. Full year sales growth in premium dairy was negatively impacted by the constraints in organic milk supply that we experienced in the fourth quarter of 2011. Sales of plant-based food and beverage products increased driven by new product introductions, primarily our Silk almondmilk and Silk coconutmilk products.

Cost of Sales—Cost of sales increased $109.4 million, or 10.8%, in 2011 compared to the prior year. The increase was primarily driven by sales volume growth and higher commodity costs, including for soybeans, sweeteners, and packaging, partially offset by our cost reduction initiatives.

Gross Profit—Gross profit increased to 32.0% in 2011 compared to 31.2% for the prior year. The increase was primarily due to higher pricing that more than offset the impact of higher commodity costs.

Operating Costs and Expenses—Operating costs and expenses increased $29.8 million, or 8.2%, in 2011 compared to the prior year primarily due to an increase in distribution expenses due to higher sales volumes and an increase in fuel costs. In addition, we experienced increased outside storage facility costs and related distribution costs driven by capacity constraints. Marketing expense increased modestly, but was substantially offset by lower general and administrative expenses.

Europe Segment Results

The following table presents certain financial information concerning our Europe segment’s financial results:

	Year ended December 31,
	2011		2010
	Dollars	Percent	Dollars	Percent	$ Change	% Change
	(Dollars in millions)
Net sales	$368.5	100.0%	$341.8	100.0%	$26.7	7.8%
Cost of sales	214.7	58.3%	193.6	56.6%	21.1	10.9%

Gross profit	153.8	41.7%	148.2	43.4%	5.6	3.8%
Operating costs and expenses	125.9	34.2%	125.2	36.6%	0.7	0.6%

Operating income	$27.9	7.5%	$23.0	6.8%	$4.9	21.3%

Net sales—Net sales increased $26.7 million, or 7.8%, in 2011 compared to the prior year. The increase was driven in part by the benefit of foreign currency translation. Excluding the impact of foreign currency translation, net sales grew low-single digits, driven by volume growth and higher pricing to offset higher commodity costs. The volume increase was led by strong growth in our yogurt products, which more than offset softness in dessert products. Sales of soy drinks were flat compared to the prior period.

Cost of sales—Cost of sales increased $21.1 million, or 10.9%, in 2011 compared to the prior year driven by volume growth, higher commodity costs, primarily for soybeans, sugar, and packaging, as well as the impact of foreign currency translation.

Gross profit—Gross profit margin decreased to 41.7% in 2011 compared to 43.4% in the prior year. The decrease was driven by increased commodity costs, partially offset by higher pricing and cost reduction initiatives.

Operating costs and expenses—Operating expenses increased $0.7 million, or 0.6%, in 2011 compared to the prior year due to the impact of foreign currency translation. Excluding the impact of currency changes, operating expenses declined due to a decrease in marketing expense and general and administration expenses, partially offset by increases in distribution costs driven by higher sales volumes and higher fuel costs. Marketing expense decreased due to a short-term shift of spending to trade promotions, while the decrease in general and administrative costs was primarily due to non-recurring costs expensed in 2010 in support of the post-acquisition integration activities.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Consolidated Results

Total net sales—Total net sales by segment are shown in the table below.

	Year ended December 31,
	2010	2009	$ Increase /(decrease)	% Increase /(decrease)
	(Dollars in millions)
North America	$1,479.5	$1,360.5	$119.0	8.7%
Europe	341.8	174.5	167.3	95.9%

Total	$1,821.3	$1,535.0	$286.3	18.7%

The change in total net sales was due to the following:

	Change in net sales 2010 vs. 2009
	Acquisitions	Volume	Pricing and product mix changes	Total increase / (decrease)
	(in millions)
North America	$—	$124.5	$(5.5)	$119.0
Europe	172.6	5.6	(10.9)	167.3

Total	$172.6	$130.1	$(16.4)	$286.3

Total net sales—Consolidated total net sales increased $286.3 million, or 18.7%, in 2010 compared to the prior year. The increase was driven by the acquisition of Alpro on July 2, 2009, as well as volume growth and a favorable mix of products sold in our North America segment. These increases were partially offset by the effect on related party sales that occurred when, effective January 1, 2010, Dean Foods implemented a standardized intercompany pricing structure on all products sold by us to other wholly-owned subsidiaries of Dean Foods, primarily impacting the coffee creamers and beverages portfolio.

Cost of sales—Cost of sales increased $190.2 million, or 18.6%, in 2010 compared to the prior year. The increase was driven by the impact of our acquisition of Alpro, higher sales volumes, and an increase in commodity costs. These increases were partially offset by the impact of ongoing productivity initiatives.

Gross profit—Gross profit margin remained flat at 33.5% in 2010 compared to 2009. The impact of the Alpro acquisition was accretive to gross margin, but this was offset by a decline in gross margin in North America that was driven by higher commodity costs and the unfavorable impact of the implementation of a standardized intercompany pricing structure.

Operating costs and expenses—Operating expenses increased $65.4 million, or 14.2%, in 2010 compared to the prior year primarily due to the acquisition of Alpro, as well as an increase in distribution expenses due to higher sales volumes and an increase in fuel costs. In addition, we experienced increased outside storage facility costs and related distribution costs in our North America segment driven by capacity constraints. Operating expenses in 2009 included $12.2 million of transaction costs related to the acquisition of Alpro.

Income taxes—Income tax expense was recorded at an effective tax rate of 29.0% in 2010 compared to a 41.2% effective tax rate in 2009. Generally, our effective tax rate varies primarily based on our profitability level and the relative earnings of our segments. Alpro’s income, which is taxed at a lower rate, was a larger component of our consolidated income in 2010 compared to 2009 due to the mid-2009 acquisition of Alpro. In addition, some of the transaction costs incurred in 2009 related to the Alpro acquisition were not deductible for tax purposes.

North America Segment Results

The following table presents certain financial information concerning our North America segment’s financial results:

	Year ended December 31,
	2010		2009
	Dollars	Percent	Dollars	Percent	$ Change	% Change
	(Dollars in millions)
Net sales	$1,371.6		$1,272.5		$99.1	7.8%
Net sales to related parties	107.9		88.0		19.9	22.6%

Total net sales	1,479.5	100.0%	1,360.5	100.0%	119.0	8.7%
Cost of sales	1,017.2	68.8%	920.5	67.7%	96.7	10.5%

Gross profit	462.3	31.2%	440.0	32.3%	22.3	5.1%
Related party license income	39.4	2.7%	46.7	3.4%	(7.3)	(15.6)%
Operating costs and expenses	363.0	24.5%	348.5	25.6%	14.5	4.2%

Operating income	$138.7	9.4%	$138.2	10.1%	$0.5	0.4%

Total net sales—Total net sales increased $119.0 million, or 8.7%, in 2010 compared to the prior year primarily driven by strong volume growth across all of our product portfolios. These increases were partially offset by the effect on related party sales that occurred when, effective January 1, 2010, Dean Foods implemented a standardized intercompany pricing structure on all products sold by us to other wholly-owned subsidiaries of Dean Foods, primarily impacting the coffee creamers and beverages portfolio.

Coffee creamers and beverages sales increased due to strong category growth and new product innovation in our International Delight brand. The benefit of volume growth was partially offset by the unfavorable impact of the new standardized intercompany pricing structure.

Sales of premium dairy increased due to a strong increase in net sales of our Horizon Organic fluid milk products. Sales of plant-based foods and beverages increased due to growth from the introduction of Silk almondmilk, partially offset by a decrease in sales of Silk soymilk.

Cost of sales—Cost of sales increased $96.7 million, or 10.5%, in 2010 compared to the prior year. The increase was primarily driven by higher sales volume, coupled with higher commodity costs, primarily related to our dairy-based coffee creamers and beverage products. These increases were partially offset by ongoing productivity initiatives.

Gross profit—Gross profit margin decreased to 31.2% in 2010 compared to 32.3% for the same period in 2009. The decrease was due to the implementation of a standardized intercompany pricing structure, coupled with higher commodity costs.

Operating costs and expenses—Operating expenses increased $14.5 million, or 4.2%, in 2010 compared to the prior year. This increase was primarily due to an increase in distribution expenses in 2010 compared to the prior year driven by higher sales volumes and an increase in fuel costs. We also experienced an increase in outside storage facility costs and related distribution costs driven by capacity constraints. In addition, marketing expenses increased in 2010 versus 2009 in support of brand-building initiatives and new product launches. General and administrative costs increased in 2010 compared to the prior year, primarily driven by higher personnel-related costs.

Europe Segment Results

The following table presents certain financial information concerning our Europe segment’s financial results:

	Year ended December 31,
	2010		2009
	Dollars	Percent	Dollars	Percent	$ Change	% Change
	(Dollars in millions)
Net sales	$341.8	100.0%	$174.5	100.0%	$167.3	95.9%
Cost of sales	193.6	56.6%	100.7	57.7%	92.9	92.3%

Gross profit	148.2	43.4%	73.8	42.3%	74.4	100.8%
Operating costs and expenses	125.2	36.6%	64.1	36.7%	61.1	95.3%

Operating income	$23.0	6.8%	$9.7	5.6%	$13.3	137.1%

Net sales—Net sales increased $167.3 million, or 95.9%, in 2010 compared to the prior year, due primarily to the acquisition of Alpro in mid-2009. The sales increase was also driven by volume growth and a favorable mix of products sold, but these benefits were more than offset by the unfavorable impact of foreign currency translation. Volumes increased broadly across the core product categories, but were particularly strong in yogurt products.

Cost of sales—Cost of sales increased $92.9 million, or 92.3%, in 2010 compared to the prior year. The increase was primarily driven by the acquisition of Alpro in mid-2009, as well as higher sales volumes, partially offset by the impact of foreign currency translation.

Gross profit—Gross profit margin increased to 43.4% in 2010 compared to 42.3% for the same period in 2009. The increase was primarily driven by a favorable mix of products sold, coupled with the impact of cost reduction initiatives in the supply chain.

Operating costs and expenses—Operating costs and expenses increased $61.1 million, or 95.3%, in 2010 compared to the prior year. The increase was driven by the acquisition of Alpro in mid-2009, as well as higher distribution costs associated with volume growth, increased marketing expense, and higher general and administrative costs, partially offset by the impact of foreign currency translation.

Liquidity and Capital Resources

General

Historically, Dean Foods has provided financing, cash management, and other treasury services to us. Our North American cash balances have been regularly swept by Dean Foods, and we have received funding from Dean Foods for our operating and investing cash needs. Cash transferred to and from Dean Foods has historically been recorded as intercompany payables and receivables that are reflected as Parent’s net investment in the accompanying consolidated financial statements. Upon completion of this offering, we will maintain separate cash management and financing functions for our operations.

Upon completion of this offering, our capital structure, long term commitments, and sources of liquidity will change significantly from our historical capital structure, long term commitments, and sources of liquidity. We expect to incur between $800 million and $925 million in new indebtedness consisting of borrowings under senior credit facilities to be entered into with financial institutions, and we expect to have additional borrowing capacity of $                 under these facilities. Upon completion of this offering, we intend to pay all of the net proceeds from the financing transactions to Dean Foods. See “Description of Financing Transactions and Material Indebtedness.”

Following completion of the offering, our primary sources of liquidity will be cash on hand, provided from operating activities, and amounts anticipated to be available under new credit facilities. We will incur significant interest expense and financial obligations related to the new credit facilities to be incurred in connection with this offering, along with new additional stand-alone corporate and other administrative costs. We will continue to make capital expenditures to build new manufacturing capacity, and to upgrade our existing plants and distribution network.

Liquidity

Based on current and anticipated level of operations, we believe that our cash on hand, together with operating cash flows, and amounts expected to be available under our new credit facilities, will be sufficient to meet our anticipated liquidity needs over the next twelve months. Our anticipated uses of cash include capital expenditures, working capital needs, and financial obligations. We may evaluate and consider strategic acquisitions, divestitures, and joint ventures, as well as other transactions to create stockholder value and enhance financial performance. Such transactions may require cash expenditures by us or generate proceeds for us.

As of December 31, 2011, $70.1 million of our total cash on hand of $97.0 million was attributable to our foreign operations. During the six months ended June 30, 2012, we repatriated approximately €55.0 million ($71 million) from our foreign operations to Dean Foods. We currently anticipate leaving the remaining cash attributable to our foreign operations in these foreign jurisdictions.

Existing Indebtedness

We were allocated $440.3 million from Dean Foods’ senior credit facility on July 2, 2009, to fund our acquisition of Alpro. Interest expense has been allocated to us in the same proportion as our allocated debt. No principal, interest, and debt issuance costs have been paid by us historically. The principal balances associated with this allocated portion of the senior credit facility will be settled upon completion of the offering as a result of the payment to Dean Foods of the net proceeds of this offering and the related financing transactions.

We participate in the Dean Foods receivables-backed facility whereby we sell certain of our accounts receivable to a wholly-owned entity that is intended to be bankruptcy-remote. The entity transfers the receivables to third-party asset-backed commercial paper conduits sponsored by major financial institutions. The securitization is treated as borrowing for accounting purposes. We are the beneficiary and obligor for all borrowings and repayments under our portion of the Dean Foods facility. The principal balances associated with this portion of the receivables-backed facility will be settled upon completion of the offering as a result of the payment to Dean Foods of the net proceeds of this offering and the related financing transactions. Following completion of the offering, we will no longer participate in the Dean Foods receivables-backed facility.

Historical Cash Flow

Six Months Ended June 30, 2012 Compared to Six Months Ended June 30, 2011

The following table summarizes our cash flows from operating, investing, and financing activities:

	Six months ended June 30,
	2012	2011	Change
	(In millions)
Net cash flows from:
Operating activities	$101.5	$77.0	$24.5
Investing activities	(37.3)	(41.6)	4.3
Financing activities	(117.1)	(26.8)	(90.3)
Discontinued operations (operating, investing, and financing)	(1.8)	0.3	(2.1)
Effect of exchange rate changes on cash and cash equivalents	(0.9)	3.6	(4.5)

Net (decrease) increase in cash and cash equivalents	$(55.6)	$12.5	$(68.1)

Operating Activities

Net cash provided by operating activities from continuing operations was $101.5 million for the six months ended June 30, 2012 compared to $77.0 million for the six months ended June 30, 2011. The change was primarily due to the combined effect of an increase in net income and the net year-over-year changes in receivables and current liabilities.

Investing Activities

Net cash used in investing activities from continuing operations was $37.3 million for the six months ended June 30, 2012 compared to $41.6 million for the six months ended June 30, 2011. The change was primarily due to inflation.

Financing Activities

Net cash used in financing activities from continuing operations was $117.1 million for the six months ended June 30, 2012 compared to $26.8 million for the six months ended June 30, 2011. The change was primarily due to cash repatriation to Dean Foods.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

	Year ended December 31,
	2011	2010	Change
	(In millions)
Net cash flows from:
Operating activities	$221.5	$177.6	$43.9
Investing activities	(126.0)	(49.7)	(76.3)
Financing activities	(87.1)	(106.4)	19.3
Discontinued operations (operating, investing, and financing)	18.3	27.0	(8.7)
Effect of exchange rate changes on cash and cash equivalents	(3.5)	(1.2)	(2.3)

Net increase in cash and cash equivalents	$23.2	$47.3	$(24.1)

Operating Activities

Net cash provided by operating activities from continuing operations was $221.5 million for the year ended December 31, 2011 compared to $177.6 million for the year ended December 31, 2010. The change was primarily due to the combined effect of an increase in net income and the net year-over-year changes in inventory, receivables, and current liabilities.

Investing Activities

Net cash used in investing activities from continuing operations was $126.0 million for the year ended December 31, 2011 compared to $49.7 million for the year ended December 31, 2010. The change was primarily driven by higher capital expenditures associated with the investment in our new manufacturing facility in Dallas, Texas.

Financing Activities

Net cash used in financing activities from continuing operations was $87.1 million for the year ended December 31, 2011 compared to $106.4 million for the year ended December 31, 2010. The change was primarily due to an increase in proceeds received, net of payments made in 2011 related to the Dean Foods receivables-backed facility of $15.9 million and a decrease of $4.6 million in net distributions to Dean Foods.

Contractual Obligations and Other Long-Term Liabilities

In the normal course of business, we enter into contracts and commitments that obligate us to make payments in the future. The table below summarizes our obligations for indebtedness, purchase, lease, and other contractual obligations at December 31, 2011.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(Dollars in thousands)
Receivables-backed facility	$15,916	$—	$15,916	$—	$—
Purchase obligations(1)	753,610	437,171	209,558	62,948	43,933
Operating leases(2)	22,501	11,528	8,779	2,069	125
Benefit payments(3)	11,865	762	224	87	10,792

Total(4)	$803,892	$449,461	$234,477	$65,104	$54,850

(1)	Primarily represents commitments to purchase minimum quantities of raw materials used in our production processes, including diesel fuel, soybeans, and organic raw milk. We enter into these contracts from time to time to ensure a sufficient supply of raw ingredients. In addition, we have contractual obligations to purchase various services that are part of our production process.

(2)	Represents future minimum lease payments under non-cancelable operating leases related to our distribution fleet, corporate offices, and certain of our manufacturing and distribution facilities. See Note 14 to our audited consolidated financial statements for more detail about our lease obligations.

(3)	Represents expected future benefit obligations of $11.9 million related to our Company-sponsored pension plans. In addition to our Company-sponsored plans, we participate in certain multiemployer defined benefit plans. The cost of these plans is equal to the annual required contributions determined in accordance with the provisions of negotiated collective bargaining arrangements. These costs were approximately $1.6 million, $1.5 million, and $1.5 million during the years ended December 31, 2011, 2010, and 2009, respectively; however, the future cost of the multiemployer plans is dependent upon a number of factors, including the funded status of the plans, the ability of other participating companies to meet ongoing funding obligations, and the level of our ongoing participation in these plans. Because the amount of future contributions we would be contractually obligated to make pursuant to these plans cannot be reasonably estimated, such amounts have been excluded from the table above. See Note 13 to our audited consolidated financial statements.

(4)	The table above excludes our liability for uncertain tax positions of $12.6 million because the timing of any related cash payments cannot be reasonably estimated. In addition, the table excludes the allocated portion of the Dean Foods’ debt, the related interest, and the additional indebtedness to be incurred pursuant to the related financing transactions.

Future Capital Requirements

During the year ended December 31, 2012, we expect to invest a total of approximately $100 million to $110 million in capital expenditures primarily for our existing manufacturing facilities and distribution capabilities, of which $41.1 million has been spent through June 30, 2012. We expect cash interest to be approximately $                 million to $                 million based upon expected debt levels and projected forward interest rates under our new credit facilities. Cash interest excludes amortization of deferred financing fees of approximately $                . We expect that cash flows from operations and borrowings under our new credit facilities will be sufficient to meet our future capital requirements for the foreseeable future.

Critical Accounting Policies

The process of preparing our financial statements in conformity with generally accepted accounting principles requires the use of estimates and judgments that affect the reported amounts of assets, liabilities, revenue, and expenses. These estimates and judgments are based on historical experience, future expectations, and other factors and assumptions we believe to be reasonable under the circumstances. The most significant estimates and judgments are reviewed on an ongoing basis and are revised when necessary. Actual amounts may differ from these estimates and judgments. A summary of our significant accounting policies is contained in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.

Goodwill and Intangible Assets

Our goodwill and intangible assets result primarily from acquisitions and primarily include trademarks with finite lives and indefinite lives and customer-related intangible assets. Perpetual trademarks and goodwill are evaluated for impairment annually and on an interim basis when circumstances arise that indicate a possible impairment to ensure that the carrying value is recoverable. A perpetual trademark is impaired if its book value exceeds its estimated fair value. Goodwill is evaluated for impairment if the book value of its reporting unit exceeds its estimated fair value. Amortizable intangible assets are only evaluated for impairment upon a significant change in the operating environment. If an evaluation of the undiscounted cash flows indicates impairment, the asset is written down to its estimated fair value, which is generally based on discounted future cash flows.

Considerable management judgment is necessary to initially value intangible assets upon acquisition and to evaluate those assets and goodwill for impairment going forward. We determine fair value using widely accepted valuation techniques, including discounted cash flows, market multiples analyses, and relief from royalty analyses. Assumptions used in our valuations, such as forecasted growth rates and our cost of capital, are consistent with our internal projections and operating plans. We believe that a trademark has an indefinite life if it has a history of strong sales and cash flow performance that we expect to continue for the foreseeable future. If these perpetual trademark criteria are not met, the trademarks are amortized over their expected useful lives. Determining the expected life of a trademark requires considerable management judgment and is based on an evaluation of a number of factors including the competitive environment, trademark history, and anticipated future trademark support.

We believe the assumptions used in valuing our intangible assets and in our impairment analysis are reasonable, but variations in any of the assumptions may result in different calculations of fair values that could result in a material impairment charge. As of December 31, 2011, the fair value of each of our reporting units exceeded its carrying value by approximately $1.2 billion, or 106.7%, and $193 million, or 46.4%, for our North America segment and Europe segment, respectively. We can provide no assurance that we will not have impairment charges in future periods as a result of changes in our operating results or our assumptions.

Property, Plant, and Equipment

We perform impairment tests on our property, plant, and equipment when circumstances indicate that their carrying value may not be recoverable. Indicators of impairment could include significant changes in business environment or planned closure of a facility. Our property, plant, and equipment totaled $587.3 million as of December 31, 2011.

Considerable management judgment is necessary to evaluate the impact of operating changes and to estimate asset useful lives and future cash flows. If actual results are not consistent with our estimates and assumptions used to calculate estimated future cash flows, we may be exposed to impairment losses that could be material.

Employee Benefit Plans

We participate in Dean Foods’ various employee benefit plans which consist of Dean Foods’ consolidated defined benefit plan and defined contribution plan (including various employee savings and profit sharing plans). We account for our employees’ participation in the Dean Foods employee defined benefit plan as a multiemployer plan and record our contribution to the pension plan or allocation of net periodic benefit cost associated with our employees.

We have four defined benefit pension plans covering Alpro employees who satisfy age and length-of-service requirements. Our policy is to fund the pension plan in accordance with the requirements of the Employee Retirement Income Security Act. Employee benefit plan obligations and expenses included in the consolidated financial statements are determined from actuarial analyses based on plan assumptions, employee demographic data, years of service, compensation, benefits and claims paid, and employer contributions.

The calculation of pension plan obligations and related expenses is dependent on several assumptions used to estimate the present value of the benefits earned while the employee is eligible to participate in the plans. The key assumptions we use in determining the plan obligations and related expenses include: (1) the interest rate used to calculate the present value of the plan liabilities, (2) employee turnover, retirement age, and mortality, and (3) the expected return on plan assets. Our assumptions reflect our historical experience and our best judgment regarding future performance. Due to the significant judgment required, our assumptions could have a material impact on the measurement of our pension obligations and expenses.

Income Taxes

We record a liability for uncertain tax positions to the extent a tax position taken or expected to be taken in a tax return does not meet certain recognition or measurement criteria. A valuation allowance is recorded against a deferred tax asset if it is not more likely than not that the asset will be realized. At December 31, 2011, our liability for uncertain tax positions, including accrued interest, was $12.6 million and our valuation allowance was $0.5 million.

Considerable management judgment is necessary to assess the inherent uncertainties related to the interpretations of complex tax laws, regulations, and taxing authority rulings, as well as to the expiration of statutes of limitations in the jurisdictions in which we operate.

Additionally, several factors are considered in evaluating the potential to realize our deferred tax assets, including the remaining years available for carryforward, the tax laws for the applicable jurisdictions, the future profitability of the specific business units, and tax planning strategies.

Our judgments and estimates concerning uncertain tax positions may change as a result of the evaluation of new information, such as the outcome of tax audits or changes to or further interpretations of tax laws and regulations. Our judgments and estimates concerning the potential to realize deferred tax assets could change if any of the evaluation factors change. If such changes take place, there is a risk that our effective tax rate could increase or decrease in any period, impacting our net earnings.

Recent Accounting Pronouncements

New accounting guidance that we have recently adopted, as well as accounting guidance that has been recently issued but not yet adopted by us, are included in Note 2 of our audited consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Commodity Price Fluctuations

We are exposed to commodity price fluctuations, including for organic milk, organic and non-GMO soybeans, butterfat, and other commodities used in the manufacturing, packaging, and distribution of our products, including utilities, natural gas, and resin. To secure adequate supplies of materials and bring greater stability to the cost of ingredients and their related manufacturing, packaging, and distribution we routinely enter into forward purchase contracts and other purchase arrangements with suppliers. Under the forward purchase contracts, we commit to purchasing agreed-upon quantities of ingredients and commodities at agreed-upon prices at specified future dates. The outstanding purchase commitment for these commodities at any point in time typically ranges from one month’s to one year’s anticipated requirements, depending on the ingredient or commodity. These contracts are considered normal purchases. In addition to entering into forward purchase contracts, from time to time we have participated in commodity derivative contracts entered into by Dean Foods.

Although we may utilize forward purchase contracts and other instruments to mitigate the risks related to commodity price fluctuations, such strategies do not fully mitigate commodity price risk. Adverse movements in commodity prices over the terms of the contracts or instruments could decrease the economic benefits we derive from these strategies.

Following the completion of this offering, we intend to utilize commodity forward purchase contracts and supplier pricing agreements to hedge the risk of adverse movements in commodity prices for limited time periods for certain commodities.

Foreign Currency Fluctuations

Our international operations represented approximately 26% and 18% of our long-lived assets and net sales, respectively, as of and for the year ended December 31, 2011. Sales in foreign countries, as well as certain expenses related to those sales, are transacted in currencies other than our reporting currency, the U.S. Dollar. Our foreign currency exchange rate risk is primarily limited to the Euro and the British Pound. We may, from time to time, employ derivative financial instruments to manage our exposure to fluctuations in foreign currency rates or enter into forward currency exchange contracts to hedge our net investment and intercompany payable or receivable balances in foreign operations.

Business

Overview

We are a leading consumer packaged food and beverage company focused on high-growth product categories that are aligned with emerging consumer trends. We manufacture, market, distribute, and sell branded plant-based foods and beverages, coffee creamers and beverages, and premium dairy products throughout North America and Europe. We are pioneers in these product categories, with #1 or #2 positions for all of our core brands. Our widely-recognized, leading brands distributed in North America include Silk plant-based foods and beverages, International Delight and LAND O LAKES coffee creamers and beverages, and Horizon Organic premium dairy products, while our popular European brands of plant-based foods and beverages include Alpro and Provamel.

Our mission is to create a food and beverage company that combines the entrepreneurship, spirit, principles, and practices of small food companies with the professionalism, resources, and scale of large food companies. We aspire to change the way the world eats for the better by providing consumers with innovative, great-tasting food and beverage choices that meet their increasing desires for nutritious, flavorful, convenient, and responsibly produced products.

We have two reportable business segments: our North America segment, which offers products in the plant-based foods and beverages, coffee creamers and beverages, and premium dairy categories throughout North America, and our Europe segment, which offers plant-based foods and beverages throughout Europe.

We sell our products across North America and Europe to a variety of customers, including grocery stores, mass merchandisers, club stores, convenience stores, and health food stores, as well as through various away-from-home channels, including restaurants and foodservice outlets. We believe our products meet a variety of consumer preferences and desires, and, as a result, our brands have historically performed well for retailers. We believe that our products receive premium shelf placement and have high adoption rates due to our product innovations, strong brand recognition, consumer loyalty, and ongoing collaboration with retailers. Our core commercial capabilities, including speed-to-market and an extensive supply chain network, enable us to achieve and sustain our leading positions and drive growth in our brand platforms. Going forward, we expect to drive further sales and category growth by strengthening our existing product categories, expanding our brands into logical adjacent product categories, focusing on new product development, and capitalizing on emerging consumer trends.

Brand building and new product innovation are core to our growth strategy, and we believe they represent significant competitive advantages for us. We continually invest in marketing and promotional activities to build the strength of our brand equities. For example, we cultivated Silk and Alpro from niche soymilk brands into a broad range of plant-based food and beverage products. Our in-house R&D group develops new, great-tasting products that are responsive to evolving consumer preferences. We have a highly successful track record of leveraging our capabilities to create and rapidly commercialize new products, and to build and develop categories and subcategories on a large scale. Examples of our highly successful product launches include Silk PureAlmond almondmilk and International Delight CoffeeHouse Inspirations, which were both launched in 2009, and ranked among the top 2% and 3%, respectively, of all consumer packaged food and beverage launches between 2007 and 2011 in terms of retail sales in each of their first twelve months. In 2012, we were the first company to commercialize almond drinks on a large scale in Europe, capitalizing on the emerging European consumer preference for variety in plant-based dairy alternatives.

We are committed to expanding our business while continuing to support our environment, communities, and employees. In our efforts to produce food responsibly, we set goals and design our sustainability initiatives to benefit the environment and the communities we serve. We believe our unique corporate culture and commitment to our employees fosters a highly engaged workforce focused on innovation and the development of new products that offer better choices for people and are better for our communities and the planet.

Our History

Throughout our history, we have successfully identified and acquired high-growth businesses in attractive categories. In 1997, Dean Foods acquired the International Delight brand, which sold the first flavored non-dairy liquid coffee creamer marketed in the United States. In 2002, Dean Foods completed the acquisition of White Wave, Inc., a marketer of soy beverages and food products under the Silk brand, and entered into an expanded licensing arrangement with Land O’Lakes, Inc. to use the LAND O LAKES brand across the United States for value-added milk and cultured dairy products. In 2004, Dean Foods completed the acquisition of Horizon Organic Holding Corporation, owner of the Horizon Organic brand of organic milk and dairy products. In 2004, Dean Foods consolidated its national brands into WWF Operating Company. The combined WhiteWave organization relocated to Broomfield, Colorado in 2005 and implemented systems and processes that have allowed WhiteWave to create sustainable growth in each of its product categories and subcategories. In 2009, WhiteWave expanded its plant-based foods and beverages portfolio by acquiring Alpro, a leader in plant-based foods and beverages in Europe, that also owned Provamel, a leading brand of organic soy-based products distributed in European health food stores. Given our scalable infrastructure, deep knowledge of key drivers in our business and product categories, track record of innovation, and core competency of successfully acquiring and integrating high-growth businesses in attractive categories, we believe that our Company is well positioned for future global growth.

Industry Overview

We compete in categories that are part of larger food and beverage sectors and that provide us meaningful opportunities for continued growth. Our plant-based foods and beverages and premium dairy products are well positioned within the dairy and dairy alternatives sector, as well as the natural and organic sector, which in the United States alone were estimated to be $35 billion and $46 billion sectors, respectively, in 2011. The growth of the natural and organic sector is outpacing the growth of the overall food and beverage industry and, within the dairy and dairy alternatives sector, our share continues to grow. In addition, our coffee creamers and beverages continue to benefit from the growth and overall size of the coffee and creamers sector, which was estimated to be a $12 billion sector in the United States alone in 2011.

We believe that our products are uniquely positioned in rapidly growing, on-trend categories that stand to benefit from anticipated sustainable, strong consumer demand.

Plant-Based Foods and Beverages

Plant-based foods and beverages represented a $1.6 billion category in the United States and Europe in 2011, and experienced a CAGR of 8% from 2009 to 2011. We believe almond-based beverages was among the fastest growing subcategories in the U.S. consumer packaged food and beverage industry with a CAGR of 157% from 2009 to 2011.

We believe that the plant-based foods and beverages category will continue to experience favorable growth supported by a rising consumer focus on nutritional benefits, such as digestive and heart health, as well as by the positioning of these products as low-fat, low-calorie, and cholesterol-free dairy alternatives. Plant-based foods and beverages also enjoy advantaged environmental impact profiles over dairy milk, particularly in greenhouse gas production and water use.

In recent years, plant-based beverages have grown as a percentage of overall milk sales and household penetration. For example, between 2008 and 2011, plant-based beverages grew from 4.6% to 6.0% of total milk sales in the U.S. grocery industry. We estimate that U.S. household penetration of refrigerated plant-based beverages grew from 16% to 23% between 2008 and mid-year 2012. Moreover, the variety of products in the plant-based foods and beverages category has proliferated within the past five years. For example, sales of non-soy plant-based beverages, including beverages made from almond, coconut, rice, and other plants, grew between 2007 and 2011 from 11% to 45% of plant-based beverages sales in the United States.

Coffee Creamers and Beverages

Coffee creamers and beverages represented a $2.6 billion category in the United States in 2011, and experienced a CAGR of 8% from 2009 to 2011. The subcategories in which we compete, flavored coffee creamers and ready-to-drink coffee beverages, experienced a CAGR of 14% and 8%, respectively, from 2009 to 2011.

Demand for coffee creamers is driven by rising coffee consumption, increasing preference for flavored creamers with coffee and the growth of at-home brewing as consumers seek to enjoy the “coffeehouse” taste at a lower cost. Coffee is currently among the most popular beverages in the United States, with 58% of consumers over the age of 18 drinking coffee daily in 2011. In 2011, the average coffee-drinking consumer drank 3.4 cups of coffee per day. Additionally, in 2011, only 26% of coffee-drinking consumers drank their coffee without sweetening or creaming, while 41% of coffee-drinking consumers both sweetened and creamed their coffee, which we believe suggests a continued opportunity to convert consumers to a flavorful, creamed cup of coffee. We believe the variety of our coffee creamer products appeals to the eclectic taste preferences of this growing consumer group.

Demand for iced coffee products is also driven by rising coffee consumption and increasing preference for convenient, flavorful coffee experiences at home. Based on a management estimate of $2.00 per serving of iced coffee, we believe that away-from-home iced coffee represented approximately $1.5 billion in sales in the United States in 2011. As of mid-year 2011, approximately 48% of coffee drinkers drink iced coffee and 75% of iced coffee drinkers are interested in an at-home, multiple serving size option for iced coffee.

Premium Dairy

Premium dairy, which includes organic and other value-added dairy products, represented a $2.0 billion category in the United States in 2011, and experienced a CAGR of 6% from 2009 to 2011. Organic milk represented $1.0 billion in sales in the United States in 2011, and experienced a CAGR of 9% from 2009 to 2011.

The robust growth in premium dairy products is largely driven by a rising consumer preference for nutritious and organic products. For example, organic milk is produced without the use of synthetic pesticides or growth hormones, while Horizon Organic Milk with DHA Omega-3 has Omega-3s, which support brain, heart, and eye health. In recent years, organic milk has exhibited favorable growth in total milk sales and dairy category penetration. Between 2008 and 2011, organic milk grew from 6.6% to 8.5% of total U.S. retail milk sales. This share is meaningfully less than the organic share of the U.S. fruits and vegetables category, which was about 12% in 2011.

Our Competitive Strengths

We believe that the following competitive strengths will enable the Company to achieve sustained growth and profitability:

Participation in Highly Attractive Categories

We are a leader in three major product categories: plant-based foods and beverages, coffee creamers and beverages, and premium dairy. These high-growth, on-trend product categories are aligned with emerging consumer preferences for products that are nutritious, flavorful, convenient, and responsibly produced. As a result, we believe these product categories will continue to offer attractive growth opportunities relative to traditional food and beverage categories. In plant-based foods and beverages, we believe that increasing household penetration will be a significant growth driver, as we estimate that the current U.S. penetration rate of refrigerated plant-based foods and beverages is only 23%, and we believe that in many international geographies these products are not widely available to consumers today. We believe that our coffee creamer and beverage products are well positioned to continue benefitting from the growing consumption of coffee, which is currently one of the most popular beverages among U.S. consumers, according to a 2011 National Coffee Drinking Trends study. We also believe there is increasing consumer demand for natural and organic products, including organic milk. Furthermore, the premium dairy category remains underpenetrated, as organic milk comprised only 8.5% of total U.S. retail milk sales in 2011.

Product Portfolio Aligned with Consumer Trends

Our product portfolio is designed to appeal to consumer preferences for nutritious, great-tasting, convenient, and responsibly produced products. Our plant-based food and beverage platform, which includes soy-, almond-, coconut-, hazelnut-, rice-, and oat-based choices, features a variety of flavorful offerings with nutritional qualities that consumers desire. Our coffee creamers and beverages platform, which includes coffee creamers and iced coffee products under the International Delight and LAND O LAKES brand names, enables our consumers to enjoy a flavorful, convenient, and affordable “coffeehouse” taste. Finally, our premium dairy portfolio consists of organic milk, yogurt, cheese, and other premium dairy products that appeal to consumers seeking wholesome and nutritious choices for their families. Our market research function plays an important role in our success, as we consistently seek and incorporate feedback from our consumers to develop new products to remain at the forefront of evolving consumer trends.

Leading Brands with Significant Scale

We have built a portfolio of leading, scale brands that are well–recognized by consumers, and as a result, we believe are important to retailers. We have helped build and develop the categories in which we compete into large and growing categories whose aggregate retail sales were approximately $6 billion in 2011 the United States and Europe. Within their respective subcategories, each of our Silk, Horizon Organic, and Alpro brands hold #1 brand positions, with meaningfully higher shares than that of their nearest respective competitors. For example, Silk, Horizon Organic, and Alpro held 55%, 42%, and 37% shares, respectively, of their subcategories, each being at least three times greater than that of its closest branded competitor in 2011. Our commitment to brand building has enabled us to increase awareness and better serve our consumers, leading to improved scale and share across our categories.

Through our new product innovation, brand extensions and expanded distribution, we have developed sizeable brands, with Silk, International Delight, and Horizon Organic, each generating in excess of $400 million in total net sales in 2011. We expect to further capitalize on the strong consumer demand for our products and continue to grow our share and brands within our categories.

Culture of Innovation

We have established a track record of launching successful new products and effectively commercializing innovation across our brands in North America and Europe by building and leveraging highly experienced R&D teams. We have consistently made investments in new product development. Throughout our history, we have leveraged our strong brand equities and our innovation capabilities to pioneer new products and subcategories. For example, the organic milk, soymilk, and flavored non-dairy creamer subcategories were either created or largely developed by our Company. All have since grown into sizable, profitable subcategories in which we maintain strong leadership positions. Recent successful introductions include:

•

Silk PureAlmond almondmilk (launched in 2010) expanded the Company’s plant-based beverages platform outside of soy to capitalize on an increasing affinity among consumers for almond-based beverages, which we believe is one of the fastest growing subcategories within plant-based foods and beverages. We believe the Company is well positioned to benefit from the growing consumer adoption of almond-based beverages. For example, Silk PureAlmond almondmilk ranked in the top 2% of all consumer packaged food and beverage launches between 2007 and 2011 in terms of retail sales in the first twelve months.

•

International Delight Coffee House Inspirations (launched in 2009) diversified the Company’s flavored coffee creamer portfolio and allowed consumers to enjoy a convenient and affordable at-home “coffeehouse” experience. Seeking to capitalize on the increased consumption of coffee, the Company has released a portfolio of six flavors, with one additional flavor planned in the first half of 2013, to broaden the appeal to consumers.

•

Throughout its history, the Company has driven growth in the Horizon Organic brand by introducing new products and new packaging designs. Horizon Organic Milk with DHA Omega-3 (launched in 2007) is a nutrient-enhanced organic milk product with a variety of health benefits, including brain and heart support.

•

Alpro Fruity & Creamy (launched in 2012) broadened our European plant-based yogurt portfolio with a smooth and creamy soy yogurt in cherry and peach flavors designed to attract consumers seeking an indulgent, non-dairy experience with nutritional benefits.

Extensive Commercial and Supply Chain Network

Our strong innovation and commercial capabilities enable us to develop, rapidly commercialize, and efficiently distribute our products. Through our sales organization, we strive to cultivate strong, collaborative relationships with our retail customers that facilitate favorable product placement, which, combined with our marketing capabilities and brand strength, drive high product-turnover rates. Our strategic distribution network allows us to achieve broad channel reach, and our extensive production capabilities, including our ESL manufacturing network in the United States and Europe, position us for continued cost reduction opportunities. We believe our strategic investments in our manufacturing footprint and diverse network of suppliers will allow us to continue scaling our business into the future. Going forward, we also believe that we can leverage these core capabilities to continue to pioneer and lead in our categories.

Significant Global Growth Potential

Our leading brands, on-trend, innovative products, and sales, marketing, and supply chain capabilities position us to benefit from the growing global adoption of products in our major categories. In addition, throughout our history, we have demonstrated a consistent ability to successfully acquire and integrate businesses and their brands. Through these acquisitions, we have capitalized on product and category growth trends and expanded our geographic scope. We believe that we can leverage these experiences to take advantage of future global growth opportunities.

Experienced Management Team with Acquisition Expertise

We are led by a proven and experienced management team. Our Chairman of the Board and Chief Executive Officer, Gregg Engles, has 24 years of management experience in the consumer packaged food and beverage industry. Mr. Engles conceived the creation of a branded dairy alternative business within the Dean Foods portfolio, and, under his direction, our Company was built through a series of successful acquisitions, including International Delight in 1997, Silk in 2002, Horizon Organic in 2004, and Alpro in 2009. Mr. Engles, Blaine McPeak, Kelly Haecker, and Thomas Zanetich, among others, were all either founding members of the management team that built WhiteWave by acquiring and integrating its principal brands or early employees who have led its subsequent growth. Bernard Deryckere has led Alpro for over a decade and driven its leadership in plant-based foods and beverages in Europe. Mr. Engles and the other members of our senior management team average almost two decades of industry experience at leading consumer packaged food and beverage companies. Our management team has played an integral role in our Company’s success by instilling a culture committed to innovation, responsibility, and growth. We believe that our strong leadership and experience acquiring and scaling high-growth businesses will enable our Company to continue to drive sustained growth and increased profitability.

Our Business Strategy

Our Company competes in product categories that we believe have attractive long-term growth prospects due to strong consumer interest, favorable category dynamics, and, in many cases, low household penetration. To achieve sustainable growth and profitability, our strategy encompasses the following:

Leverage the Equity in Our Core Brands

Our core brands are leaders in categories which are experiencing strong consumer momentum. We intend to continue to leverage the equity of our core brands to raise consumer awareness of our products’ attributes which, in turn, will allow us to expand sales to a broader set of consumers and consumption occasions. We expect to expand the role of our brands even further with our retail customers, who recognize the accelerated growth that our brands bring to their businesses. For example, we believe the successful launch of Silk PureAlmond almondmilk in 2009 was in part attributable to consumer and customer trust in the value and quality offered by our Silk brand, which we believe originated the refrigerated soymilk subcategory. We will leverage our strong track record of building categories and brands by continuing to develop and introduce innovative, on-trend products that further solidify our position as a category leader.

Drive Growth Through Innovation

Our Company has a history of driving growth through pioneering new subcategories, capitalizing on emerging trends, and introducing product extensions under our brands. Our recent new product launches have allowed us to continue to grow in our existing categories and subcategories and deliver innovative products under trusted brands. For instance, Silk Fruit & Protein beverages combine the established Silk soymilk tradition with the added taste of fruit. With International Delight Iced Coffee, we created a new subcategory of refrigerated iced coffee for at-home consumption. Our launches of Alpro Almond Drink and Alpro Hazelnut Drink are providing European consumers with access to an increased variety of great-tasting, nutritious plant-based beverages. We believe there are attractive opportunities to extend our trusted brands into select adjacent product categories and subcategories. We are committed to leveraging our advanced R&D and commercial capabilities to further develop and expand our categories and subcategories and deliver innovation that will drive increased consumption of our brands.

Continue to Identify Cost Reduction Opportunities to Reinvest in Brands and Operational Capabilities

We are committed to pursuing operational cost reduction programs in order to maintain our competitive position and support our growth strategy. Company-wide cost reduction programs improve operational efficiency through the elimination of excess costs. By realizing savings through these cost reduction programs, we can reinvest in our business to build our brands and improve our capabilities as we strive to drive growth and deliver superior service to our retail and foodservice customers. For example, in the past, we have delivered cost savings benefits from optimizing our production and distribution capabilities, as well as from examining and tailoring our product formulations and our overhead costs. We view the pursuit of opportunities to improve the efficiency of our operations as an essential contributor to our success.

Selectively Pursue Expansion Opportunities in Attractive New Geographies

Our leading brands, on-trend innovative products, and sales, marketing, and supply chain capabilities provide opportunities to expand our business globally by:

•	broadening the distribution of successful products across our existing geographies;

•	driving distribution of our brands and products into geographies adjacent to our existing geographies; and

•	introducing our brands and products in new, high-growth regions across the globe.

Throughout our history, we have demonstrated an ability to successfully enter and grow new categories and subcategories and geographies through acquisitions. We acquired Creamiser in 2008, which enabled our organization to expand into away-from-home channels with a new technology platform aimed at coffeebars. Our acquisition of Alpro in 2009 expanded our business to Europe, and we believe it is creating opportunities to share our products and best practices across two continents. We believe that we can leverage these experiences to capitalize on future value-enhancing acquisitions and partnerships that complement our portfolio.

Our Products

We manufacture, market, distribute, and sell products in three categories: plant-based foods and beverages, coffee creamers and beverages, and premium dairy. Each of our product categories has experienced robust organic growth, which we believe is the result of planned innovation to strategically meet evolving consumer preferences. For example, we added Silk PureAlmond almondmilk and Silk PureCoconut coconutmilk in North America in 2010 and 2011, respectively, hazelnut and almond drinks in Europe in 2012, International Delight iced coffee in 2012, and Horizon Organic Milk with DHA Omega-3 in 2007.

Plant-Based Foods and Beverages

Our plant-based food and beverage products, which include soy-, almond-, coconut-, hazelnut-, rice- and oat-based choices, feature a variety of flavorful offerings with nutritional qualities that consumers desire. Our product portfolio in the United States includes Silk soymilk, Silk PureAlmond almondmilk, Silk PureCoconut coconutmilk, Silk Fruit & Protein, and Silk Live! soy yogurt. In Europe, our product portfolio under our Alpro and Provamel brands includes soy, hazelnut, almond, rice, and oat milks as well as desserts, cream, margarine, and meat-free foods. Our plant-based foods and beverages have remained innovative to meet evolving consumer preferences. For example, we have expanded our Silk soymilk product offerings from unsweetened and plain soymilks to a variety of choices including chocolate, vanilla, and light soymilks and Silk Fruit & Protein beverages. We have also extended our Alpro spoonable yogurt range into new choices, including pourable yogurt and creamy yogurt. Additionally, our products appeal to consumers seeking nutritious and responsible choices. For example, many consumers of our Silk soy products are focused on maintaining digestive and heart health and consuming nutritious, low-fat, low-calorie and cholesterol-free alternatives to dairy. Silk soymilk is high in calcium, low in saturated fat, and 100% cholesterol-free. Each eight-ounce glass of soymilk contains at least 6.25 grams of soy protein, which has been recognized by the FDA for its role in maintaining heart health.

Our plant-based foods and beverages have established leading positions in their categories. For example, in 2011, our Silk products had a 55% share of the $721 million category for plant-based foods and beverages in the United States, and our Alpro products had a 37% share of the $924 million category for plant-based foods and beverages in Europe.

Coffee Creamers and Beverages

Our coffee creamers and beverages product portfolio, which includes coffee creamers and iced coffee products under the International Delight and LAND O LAKES brand names, enables our consumers to enjoy a flavorful and convenient “coffeehouse” taste at a lower cost. Our coffee creamers portfolio includes flavored, healthful, and shelf-stable single-serve creamers and Half & Half. Our creamers include products marketed under popular brands (which we license) including Almond Joy, Cinnabon, Cold Stone, Hershey’s, and YORK.

Our coffee creamers and beverages portfolio has captured a significant share of each of its subcategories. For example, in 2011, our International Delight flavored creamers had a 27% share of the $1.1 billion subcategory for flavored creamers within the U.S., and our LAND O LAKES Half & Half had a 20% share of the $635 million subcategory for Half & Half within the U.S., a subcategory traditionally dominated by private label products.

Premium Dairy

Our premium dairy portfolio consists of organic milk, yogurt, cheese, and other premium dairy products marketed under our Horizon Organic brand that appeal to consumers seeking wholesome and nutritious choices for their families. We offer a range of premium milk products, including organic milk varieties containing DHA Omega-3s and fat-free, 1% lowfat, 2% reduced fat, whole, and lactose-free milk. Our milk products are produced in gallon, half-gallon, and single-serve sizes. Our other premium dairy products include a variety of cheeses, creams, yogurts, and butters, which are primarily marketed under the Horizon Organic brand. All of our Horizon Organic products are organic and are produced without the use of synthetic pesticides or growth hormones.

Our premium dairy portfolio has established leading positions in many of its subcategories. For example, in 2011, our Horizon Organic brand had a 42% share of the $1.0 billion subcategory for organic fluid dairy milk within the United States.

Our Customers

We sell our products across North America and Europe to a variety of customers, including grocery stores, mass merchandisers, club stores, and convenience stores, health food stores, as well as various away-from-home channels, including restaurants and foodservice outlets. Our top five customers together accounted for 38.3% and 40.6% of our total net sales for the year ended December 31, 2011, and the six months ended June 30, 2012, respectively. Our largest customer is Wal-Mart Stores, Inc., which, including its subsidiaries such as Sam’s Club, accounted for 17.0% and 18.3% of our total net sales for the year ended December 31, 2011 and the six months ended June 30, 2012, respectively.

Sales to customers in the United States accounted for 80.7% of our total net sales for the six months ended June 30, 2012 and 79.3%, 79.0%, and 86.3% of our total net sales in the years ended December 31, 2011, 2010, and 2009, respectively.

Sales Organization

We sell our products in North America and Europe primarily through our direct sales force and independent brokers. Our sales organization strives to cultivate strong, collaborative relationships with customers that facilitate favorable shelf placement for our products, which, we believe, when combined with our marketing capabilities and our brand strength, drives high product turnover rates. Our relationship with a national broker in the United States serves to provide additional retail customer coverage as a supplement to our direct sales force, which has contributed to increased broker-led sales and has allowed us to provide enhanced service to our customers. Additionally, in Europe, we have an extensive network of partners through which we continue to build and grow relationships with customers beyond our core geographies.

Marketing and Advertising

We use a variety of marketing efforts to build awareness of, and create demand for, our products. We employ regional, national, and, for our Europe segment, international promotions of our brands and products through a variety of media, including television and radio advertising, print media, coupons, co-marketing arrangements, and social media. We build campaigns for our brands around certain themes to strategically appeal to the consumers whom we believe will be attracted to our products. For example, in our television, radio, and print advertising, we emphasize the healthy attributes of Silk, Horizon Organic, and Alpro, and we highlight the ability to create a “coffeehouse experience” at home with International Delight. These marketing efforts are enhanced by our internal creative services team, which provides the ability to collaborate with our brand teams at critical points in the advertising cycle and leads innovation in marketing through various channels. Finally, our employees regularly participate in community outreach and charity and sponsorship work. We believe that our community programs and partnerships reinforce our brands’ values and build strong and lasting relationships with consumers.

Research and Development

At our R&D facilities in Broomfield, Colorado, and Wevelgem, Belgium, our experienced consumer packaged goods professionals generate and test new product concepts, new flavors, and packaging. For example, our Broomfield, Colorado R&D facility includes capabilities in product development, dairy and plant-based chemistry, and processing technology, including ESL and shelf-stable technologies. We conduct focus group studies and consumer testing of new product concepts in our on-site innovation center, which provides opportunities to develop product prototypes and marketing strategies with direct consumer input. Our Wevelgem, Belgium R&D professionals have extensive experience in developing a broad range of plant-based products, including drinks, yogurts, desserts, and creams.

We believe that innovation is central to the ongoing successful performance of our business. To that end, we have integrated innovation as one of our core strategies, and hold every business unit accountable for executing against innovation priorities. By doing so, we have successfully launched innovative and wide-ranging products. Silk PureAlmond almondmilk, Alpro Almond Drink, Horizon Organic Milk with DHA Omega-3, Silk Fruit & Protein, and International Delight Iced Coffee are examples of products developed through collaboration between our R&D team and our brand teams.

Our R&D organization primarily develops products internally, but also leverages external technical experts for open innovation for new product ideas and concepts. Additionally, our R&D teams are actively involved in cost reduction initiatives across all of our brands.

Manufacturing and Distribution

Sourcing and Supply Chain

Raw materials used in our products include organic and conventional raw milk, butterfat, organic and non-GMO soybeans, sweeteners, and other commodities. We continuously monitor worldwide supply and cost trends of these raw materials to enable us to take appropriate action to obtain the ingredients and packaging we need for production. Although the prices of our principal raw materials fluctuate, based on adverse weather, the economy, and other conditions, we believe such raw materials to be generally available from numerous sources. For example, we source approximately 93% of the raw organic milk for our premium dairy products from our network of more than 600 family farmers throughout the United States, with the remaining 7% sourced from our owned dairy farms in Paul, Idaho and Kennedyville, Maryland.

We have an extensive production and supply chain footprint in the United States. We utilize five manufacturing plants, two distribution centers, and three strategic co-packers in the United States, and we manufacture approximately 63% of our North American product volume internally. Our advanced production capabilities provide us with applications of technology in ESL and aseptic processing, gable-top, plastic, aseptic, single-serve and portion control packaging, cultured processing, fruit processing, and allergen management functions.

Our strategic distribution network allows us to achieve broad channel reach to our North American customers. We believe the flexibility inherent in our distribution network allows us to quickly and efficiently service our customers’ needs. In the past, we have leveraged our distribution network to reduce our overall costs, and we believe that there is further potential for cost savings by continuing to focus on matching efficient distribution with customer needs.

Our European operations benefit from innovative technologies in their production process and supply chain, from raw materials processing through packaging and delivery. For example, we apply proprietary soy bean de-hulling, base milk manufacturing, and yogurt fermentation processes in our production process, which we believe results in optimal taste and high yields for our products. We also have a broad partner network across Europe, facilitating access to each individual country’s market. Additionally, we have strategically positioned four plants across Europe in the United Kingdom, Belgium, France, and the Netherlands, each of which is supported by an agile supply chain, in order to complement the preferences and needs of our consumers.

Quality Control

Across our Company, we have adopted robust production and safety protocols at numerous points in our production process and supply chain to ensure the safety and quality of our products. For example, our contracts with our farmers and suppliers contain strict standards for quality, and we periodically audit certification compliance. We also test our raw materials in hazard analysis and at critical control points to review and isolate any high risk materials. For example, raw organic milk is tested for impurities and antibiotics, and, prior to release for sale, is tested for the presence of pathogens and allergens.

Intellectual Property

We are continually developing new technology and enhancing proprietary technology related to our dairy and plant-based operations. As of July 31, 2012, 9 U.S. and 4 international patents have been issued to us, and 14 U.S. and 16 international patent applications are pending or published. We also rely on a combination of trademarks, copyrights, trade secrets, confidentiality procedures, and contractual provisions to protect our brands, technology, and other intellectual property rights. Despite these protections, it may be possible for unauthorized parties to copy, obtain, or use certain portions of our proprietary technology or trademarks.

We license the right to utilize certain brand names, including LAND O LAKES, Almond Joy, Cold Stone, Cinnabon, Hershey’s, and YORK, on certain of our products. In addition, we have entered into a license agreement with Martek Biosciences Corporation to use products covered by patents for supplementing certain of our premium dairy and soy products with DHA Omega-3.

Competition

We operate in a highly competitive environment and face competition in each of our product categories and subcategories. We have numerous competitors of varying sizes, including manufacturers of private label products, as well as manufacturers of other branded food products, which compete for trade merchandising support and consumer dollars. We compete with large conventional consumer packaged foods companies such as Group Danone, General Mills, Inc., Kraft Foods Inc., and Nestle S.A. We also compete with natural and organic consumer packaged foods companies such as The Hain Celestial Group, Inc., Annie’s Inc., and Organic Valley.

Competitive factors in our industry include product quality and taste, brand awareness and loyalty, product variety and ingredients, interesting or unique product names, product packaging and package design, shelf space, reputation, price, advertising, promotional efforts, and nutritional claims. We believe that we currently compete effectively with respect to each of these factors.

Corporate Responsibility

We are committed to operating our business in an ethical, environmentally sustainable, and socially responsible manner. In North America, our environmental efforts include setting clear goals against base years for the reduction of greenhouse gas emissions, water use, and waste, and in Europe, we have adopted recyclable and more environmentally-friendly packaging, acted to reduce carbon dioxide emissions from our operations, and optimized our transportation network to reduce the distance traveled by our products. To support our communities, our Values in Action initiatives in North America promote volunteerism, community involvement, and environmental events and initiatives, and identify and implement employee programs that align with our values. Annually, we partner with programs to help feed the more needy among us, and as of July 31, 2012, over 99% of our employees have made cash contributions to this effort this year, which, when matched by our Company donation, we expect will provide nearly 500,000 meals this year. In Europe, our initiatives to support our communities include participation in programs and partnerships to support the environment and communities in which we operate. For example, we are currently serving as the sole corporate sponsor of Malnutrition Matters, whose purpose is to provide sustainable, locally processed proteins to the developing world.

We believe that our customers, consumers, and suppliers value our efforts to operate in an ethical, environmentally sustainable, and socially responsible manner.

Seasonality

Our business is affected by seasonal changes in the demand for products in our coffee creamers and beverages category. Sales of our coffee creamers tend to increase during the first and fourth quarters of the year, primarily due to increased coffee consumption during the cooler autumn and winter months and seasonal holidays, with a reduction in sales in the second and third quarters of the year. Demand for our plant-based foods and beverages and premium dairy products, however, is generally evenly distributed throughout the year.

Properties

We conduct our manufacturing operations from nine facilities, all of which are owned. We believe that our manufacturing facilities are well maintained and are suitable to support our current business operations. Our manufacturing facilities are located in the following cities:

Bridgeton, New Jersey	City of Industry, California	Dallas, Texas
Issenheim, France	Jacksonville, Florida	Kettering, United Kingdom
Landgraaf, Netherlands	Mt. Crawford, Virginia	Wevelgem, Belgium

We also own two organic dairy farms located in Paul, Idaho and Kennedyville, Maryland. Our principal executive offices, and Dean Foods’ principal executive offices, are located in Dallas, Texas. Our operating company headquarters are located in Broomfield, Colorado, where we lease approximately 137,000 square feet, and in Ghent, Belgium, where we lease approximately 2,500 square meters. Our R&D facilities are located in leased premises in Broomfield, Colorado and in Wevelgem, Belgium.

Employees

As of July 31, 2012, we employed approximately 2,500 people worldwide. As of July 31, 2012, approximately 41% of our employees are unionized or have works council representation. We believe that our employee relations are good.

Government Regulation

Food-Related Regulations

As a manufacturer and distributor of food and beverage products, we are subject to a number of food-related regulations, including the Federal Food, Drug and Cosmetic Act and regulations promulgated thereunder by the FDA. This comprehensive regulatory framework governs the manufacture (including composition and ingredients), labeling, packaging, and safety of food in the United States. The FDA:

•	regulates manufacturing practices for foods through its current good manufacturing practices regulations and periodically inspects manufacturing facilities to audit compliance;

•	specifies the standards of identity for certain foods, including many of the products we sell; and

•	prescribes the format and content of certain information required to appear on food product labels.

In addition, the FDA enforces the Public Health Service Act and regulations issued thereunder, which authorizes regulatory activity necessary to prevent the introduction, transmission, or spread of communicable diseases. These regulations require, for example, pasteurization of milk and milk products. The FDA is also implementing the Food Safety Modernization Act of 2011, which, among other things, mandates that the FDA adopt preventative controls to be implemented by food facilities in order to minimize or prevent hazards to food safety. We are subject to numerous other federal, state, and local regulations involving such matters as the licensing and registration of manufacturing facilities, enforcement by government health agencies of standards for our products, inspection of our facilities, and regulation of our trade practices in connection with the sale of our products. In response to recent food-borne illness events, FDA scrutiny of the food and beverage industry has increased, which has required food and beverage companies to dedicate additional resources to the areas regulated by the FDA. Additionally, in Europe, we are subject to the laws and regulatory authorities of the foreign jurisdictions in which we manufacture and sell our products, including the European Food Safety Authority which supports the European Commission, as well as country, province, state, and local regulations.

We use quality control laboratories in our manufacturing facilities to test raw ingredients and certain finished products. Product quality and freshness are essential to the successful distribution of our products. To monitor product quality at our facilities, we maintain quality control programs to test products during various processing stages, and in some cases we use certified third-party laboratories to supplement our internal testing capabilities. We believe that our facilities and manufacturing practices are in material compliance with all government regulations applicable to our business.

Employee Safety Regulations

We are subject to certain safety regulations, including regulations issued pursuant to the U.S. Occupational Safety and Health Act. These regulations require us to comply with certain manufacturing safety standards to protect our employees from accidents. We believe that we are in material compliance with all employee safety regulations applicable to our business.

Environmental Regulations

We are subject to various environmental laws, regulations, and directives. Our plants use a number of chemicals that are considered to be “extremely” hazardous substances pursuant to applicable environmental laws due to their toxicity, including ammonia, which is used extensively in our operations as a refrigerant. These and other chemicals used in our operations must be handled, stored, and disposed in accordance with applicable environmental requirements, including those governing, among other things, air emissions and the discharge of wastewater and other pollutants, the use of refrigerants, the handling and disposal of hazardous materials, and the cleanup of contamination in the environment. Also, on occasion, certain of our facilities discharge biodegradable wastewater into municipal waste treatment facilities in excess of levels allowed under local regulations. As a result, certain of our facilities are required to pay wastewater surcharges or to construct wastewater pretreatment facilities. To date, such wastewater surcharges have not had a material effect on our financial condition or results of operations.

We expect to incur ongoing costs to comply with existing and future environmental requirements. For example, maintain aboveground and underground petroleum storage tanks at some of our facilities. We periodically inspect these tanks to determine whether they are in compliance with applicable regulations, and, as a result of such inspections, we are required to make expenditures from time to time to ensure that these tanks remain in compliance. In addition, upon removal of the tanks, we are sometimes required to make expenditures to restore the site in accordance with applicable environmental laws. To date, such expenditures have not had a material effect on our financial condition or results of operations.

We believe that we are in material compliance with the environmental regulations applicable to our business. We do not expect the cost of our continued compliance to have a material impact on our capital expenditures, earnings, cash flows, or competitive position in the foreseeable future. In addition, any asset retirement obligations are not material.

Milk Industry Regulations

The U.S. federal government establishes minimum prices for raw milk purchased in federally regulated areas. Raw milk primarily contains raw skim milk, in addition to a small percentage of butterfat.

The federal government’s minimum prices vary depending on the processor’s geographic location or sales area and the type of product manufactured. Federal minimum prices change monthly. Class I butterfat and raw skim milk prices (which are the minimum prices for raw milk that is processed into Class I products such as fluid milk) and Class II raw milk prices (which are the minimum prices for raw milk that is processed into Class II products such as Half-and-Half and cottage cheese products) for each month are announced by the federal government the immediately preceding month.

Some states have established their own rules for determining minimum prices for raw milk. In addition to the federal or state minimum prices, we also may pay producer premiums, procurement costs, and other related charges that vary by location and supplier. While we are subject to federal government regulations that establish minimum prices for milk, the prices we pay producers of organic raw milk are generally well above such minimum prices, as organic milk production is generally more costly, and organic milk therefore commands a price premium.

Labeling Regulations

We are subject to various labeling requirements with respect to our products at the federal, state, and local levels. At the federal level, the FDA has authority to review product labeling, and the FTC may review labeling and advertising materials, including online and television advertisements to determine if advertising materials are misleading. Similarly, many states review dairy product labels to determine whether they comply with applicable state laws. In addition, the European Union has issued and enforces rules governing foodstuff labeling, nutrition, and health claims. We believe we are in material compliance with all labeling laws and regulations applicable to our business.

Organic Regulations

Our organic products are required to meet the standards set forth in the Organic Foods Production Act of 1990 and the regulations adopted thereunder by the NOP, based on recommendations from the National Organic Standards Board, as well as similar agencies and laws in the European Union and the European countries in which we sell these products. These regulations require strict methods of production for organic food products and limit the ability of food processors to use non-organic or synthetic materials in the production of organic foods or in the raising of organic livestock. We believe that we are in material compliance with the organic regulations applicable to our business.

Legal Proceedings

From time to time, we are involved in litigation relating to claims arising out of our operations in the normal course of business. Although the results of these lawsuits, claims, and proceedings in which we are involved or may become involved cannot be predicted with certainty, we do not believe that the final outcome of any of these matters will have a material adverse effect on our business, financial condition, or results of operations.

Management

Executive Officers and Directors

The following table sets forth the name, age, and position of each of our executive officers and directors as of August 7, 2012:

Name	Age	Position

Gregg L. Engles	54	Chairman of the Board of Directors and Chief Executive Officer

Kelly J. Haecker	47	Chief Financial Officer

Bernard P.J. Deryckere	54	Chief Executive Officer, Alpro

Blaine E. McPeak	46	President, WhiteWave

Edward F. Fugger	44	Executive Vice President, Strategy and Corporate Development

Roger E. Theodoredis	53	Executive Vice President, General Counsel

Thomas N. Zanetich	61	Executive Vice President, Human Resources

Stephen L. Green	61	Director

Doreen A. Wright	55	Director

Gregg L. Engles—Chairman of the Board of Directors and Chief Executive Officer

Mr. Engles has served as our Chief Executive Officer and as Chairman of our board of directors since August 7, 2012, and has served as the Chief Executive Officer and as a director of Dean Foods since the formation of Dean Foods in October 1994. He currently serves as Chairman of the Board of Dean Foods, a position he held from October 1994 until December 2001 and again assumed in April 2002. Upon the completion of this offering, Mr. Engles intends to remain as a director and Chairman of the Board of Dean Foods and resign from his position as Chief Executive Officer of Dean Foods. Upon completion of a spin-off by Dean Foods, Mr. Engles intends to resign from his position as Chairman of the Board of Dean Foods. In addition to serving on our board of directors and the Dean Foods board of directors, Mr. Engles serves on the boards of directors of Children’s Medical Center of Dallas, where he chairs the Facilities and Strategic Planning Committee and serves on the Finance Committee, and Grocery Manufacturers of America, where he serves on the Executive Committee. Mr. Engles also serves on the boards of trustees of Dartmouth College, where he serves on the Student Affairs Committee and the Advancement Committee, and The Hockaday School, where he serves on the Finance and Administration Committee. He previously served on the board of directors of Treehouse Foods, Inc.

Mr. Engles is uniquely qualified to serve as our Chairman and Chief Executive Officer. As the founder and Chairman of the Board of Dean Foods, he has been the principal architect of our Company’s business platforms, having built Dean Foods’ WhiteWave-Alpro segment through a series of successful strategic acquisitions. Thus, he has unmatched experience with our Company’s business and a deep knowledge of the food and beverage industry.

Kelly J. Haecker—Chief Financial Officer

Mr. Haecker joined us in 2006 as Senior Vice President and Chief Financial Officer of WWF Operating Company. Prior to joining us, he held senior management roles at The Gillette Company, a global consumer goods company, from 2001 to 2006, including as head of finance for The Gillette Company’s Duracell battery division and most recently as Vice President, Finance of The Gillette Company’s European Commercial

Operations. Before joining The Gillette Company, Mr. Haecker served as Senior Vice President and Chief Financial Officer of Mother’s-Archway Cookie Company, a producer and distributor of cookies in the United States, from 1996 to 2001, and as Vice President and Corporate Controller of Specialty Foods Corporation, a diversified branded food company, from 1995 to 1996. Mr. Haecker began his career in the Commercial Audit and Financial Consulting Division of Arthur Andersen LLP.

Bernard P.J. Deryckere—Chief Executive Officer, Alpro

Mr. Deryckere joined us when we acquired Alpro in 2009. Prior to the acquisition, Mr. Deryckere served as Chief Executive Officer of the Alpro Soya Food division of Vandemoortele Group Europe, a position he had held since September 2001. Prior to joining Alpro, Mr. Deryckere held numerous leadership positions at Unilever, a consumer goods company, and Henkel, a consumer goods company. From 1993 to 1995, Mr. Deryckere was Marketing Director for Unilever Portugal. From 1995 to 1998, he was European Category Director for Unilever’s European Business Group Lipton Ready to Drink Beverages. From 1998 to 2000, he was General Manager for Unilever’s Bakery Business, covering Belgium, the Netherlands, Luxembourg, and France. Immediately prior to joining Alpro, Mr. Deryckere was Chief Executive Officer for Unilever Bestfoods Scandinavia. Mr. Deryckere is also a director of several industry associations, including the Belgilux Association of Branded Products Manufacturers and the Flemish Chamber of Commerce (Voka). He is also President of the European Natural Soy Foods Manufacturers Association and the Belgian Food Industry Federation.

Blaine E. McPeak—President, WhiteWave

Mr. McPeak joined us in 2007 as the President of Horizon Organic. In 2008, Mr. McPeak was named President of the Horizon, Silk, and Rachel’s Organic U.K. businesses. In 2009, Mr. McPeak was promoted to President, WhiteWave. Prior to joining us, Mr. McPeak held several senior management roles at Kellogg Company, a consumer packaged food company, from 1994 to 2007. In leading its Wholesome Snack division, Frozen Foods division, and Kashi Company, he oversaw strategy and delivery of financial performance for sales, marketing, finance, supply chain, and R&D functions/units. Prior to his time at Kellogg, Mr. McPeak began his career in the food business at the Sara Lee Corporation, a consumer goods company.

Edward F. Fugger—Executive Vice President, Strategy and Corporate Development

Mr. Fugger joined us in 2004 as Vice President, Corporate Development. Mr. Fugger was promoted to Senior Vice President, Corporate Development in 2007, and also currently serves on the board of directors of DF-AP, LLC., a Dean Foods energy-related venture. Prior to joining us, he served as a Managing Director in the Mergers and Acquisition Group of Bear, Stearns & Co. Inc., a global investment bank. During his tenure there, he held various positions while working across industries on mergers and acquisitions and debt and equity offerings. Mr. Fugger began his career in the audit and assurance practice at Price Waterhouse LLP.

Roger E. Theodoredis—Executive Vice President, General Counsel

Mr. Theodoredis joined us in 2005 as Senior Vice President and General Counsel. Prior to joining us, from 2002 to 2005, Mr. Theodoredis served as Vice President and Senior Counsel at Bristol-Myers Squibb, a global biopharmaceutical company, during which time he was lead counsel for Mead Johnson Nutrition Company, Bristol-Myers Squibb’s infant-formula division. Before joining Mead Johnson Nutrition Company, Mr. Theodoredis spent 11 years in the legal department of Chiquita Brands International, Inc., a producer and distributor of bananas and other produce, most recently as Assistant General Counsel. While at Chiquita, Mr. Theodoredis helped to coordinate the preparation of and filing of proxy materials, and advised on the legal aspects of the company’s North American and international business units, and its information systems, intellectual property, human resources, and regulatory functions.

Thomas N. Zanetich—Executive Vice President, Human Resources

Mr. Zanetich joined us in 2006 as Senior Vice President, Human Resources of WhiteWave. Effective February 18, 2011, Mr. Zanetich was promoted to Executive Vice President, Human Resources of Dean Foods. Prior to joining Dean Foods, Mr. Zanetich was a Vice President of Human Resources for Kraft/Nabisco where he led a team of 40 human resources professionals serving a $26 billion organization with 15,000 employees. Mr. Zanetich was employed by Kraft for 20 years, during which time he served as a senior human resources advisor and led numerous staffing, employee relations, organizational development, and performance initiatives. His early experience includes managing human resources teams for Nabisco and General Foods.

Stephen L. Green—Director

Mr. Green was appointed to our board of directors on August 7, 2012. Since 1994, he has served on the board of directors of Dean Foods, where he chairs the Compensation Committee and serves on the Audit Committee. Upon completion of a spin-off by Dean Foods, Mr. Green intends to resign from the board of directors of Dean Foods. Mr. Green has been a partner with Canaan Partners, a venture capital firm, since November 1991. From 1985 until 1991, Mr. Green served as Managing Director of the Corporate Finance Group at GE Capital, the financial services unit of GE, a multinational conglomerate. In addition to serving on our board of directors, Mr. Green also serves on the boards of directors of The Active Network, a software firm, where he serves on the Audit and Compensation Committees, Caris Life Sciences, the parent company of Caris Diagnostics and Caris Molecular Diagnostics, where he serves on the Audit Committee, and Verance Corporation, a media technology developer, where he serves on the Audit Committee, all of which are privately held. Mr. Green previously served on the board of directors of BiddingForGood, Inc., where he served on the Audit and Compensation Committees. Mr. Green has a broad background in financing companies involved in manufacturing, retail, radio, television, cable broadcasting, and financial services.

During his 25-year career in private equity, he has analyzed hundreds of financial statements and served on numerous boards of directors. In addition, Mr. Green held a variety of financial roles over a 12-year period at General Electric, including a five-year term as a Corporate Auditor. Mr. Green also served as Chairman of the Audit Committee at Advance PCS, a NYSE-listed Fortune 500 company, from 1993 to 2005. We believe that that Mr. Green should serve as our director because his comprehensive experience and responsibility for financial and accounting issues will serve the Company well in his role as a director and a member of the Audit Committee.

Doreen A. Wright—Director

Ms. Wright was appointed to our board of directors on August 7, 2012. Since 2009, she has served on the board of directors of Dean Foods, where she serves on the Audit and Governance Committees. Upon the completion of a spin-off by Dean Foods, Ms. Wright intends to resign from the board of directors of Dean Foods. Ms. Wright currently serves on the board of directors of Crocs, Inc., a global leader in innovative, casual footwear, where she chairs the Compensation Committee. She also serves on the board of directors of New Hope Arts, Inc., a regional nonprofit arts center. In addition, Ms. Wright served on the boards of directors of Citadel Broadcasting Corporation from 2010 to 2011, where she chaired the Compensation Committee, The Oriental Trading Company from 2008 to 2011, where she served on the Audit and Compensation Committees, Yankee Candle Company from 2003 to 2007, where she served on the Compensation and Audit Committees, and Conseco, Inc. from 2007 to 2010, where she served on the Audit and Enterprise Risk Committee. Ms. Wright currently works as an information technology and business transformation consultant. She previously served as Senior Vice President and Chief Information Officer of Campbell Soup Company, a producer of canned soup and related products, from 2001 to 2008. Ms. Wright also served as Interim Chief of Human Resources for Campbell Soup Company in 2002. From 1999 to 2001, Ms. Wright served as Executive Vice President and Chief Information Officer for Nabisco Inc., a cookie and snacks company. Prior to that, from 1995 to 1998, Ms. Wright held the position of Senior Vice President, Operations & Systems, Prudential Investments, for Prudential Insurance Company of America and held various positions with American Express Company, Bankers Trust Corporation, and Merrill Lynch & Co.

We believe that Ms. Wright should serve as a director because she brings more than 30 years of leadership experience in the financial services and consumer products industries, with emphasis in the area of information technology, operations, and human resources. Ms. Wright also has extensive experience as a public company director, including service on audit, compensation, and corporate governance committees.

There are no family relationships among any of our executive officers or directors, by blood, marriage, or adoption.

Composition of Our Board of Directors

Our business and affairs are managed under the direction of our board of directors. We currently have three directors, each of whom was appointed on August 7, 2012. Our directors will have discretion to increase or decrease the size of the board of directors. Prior to the completion of this offering, we intend to appoint at least two additional independent directors to our board.

Prior to the completion of this offering, we may incorporate into our amended and restated certificate of incorporation or amended and restated by-laws a staggered board of directors.

Currently, our Chief Executive Officer and Chairman of the Board, Mr. Engles, is employed by Dean Foods and by WhiteWave, and, therefore, is not considered to be an independent director, under NYSE governance standards. Our board of directors has determined that Mr. Green and Ms. Wright are independent directors under NYSE governance standards and Exchange Act Rule 10A-3.

Committees of the Board of Directors

Audit Committee

Effective upon completion of this offering, our board of directors will establish an audit committee. Each member of the audit committee will be appointed by our board of directors and serve until his or her successor is elected and qualified, unless he or she is earlier removed or resigns. The audit committee will perform the duties set forth in its written charter, which will be available at our website www.whitewave.com. The committee will have responsibility for, among other things:

•	overseeing management’s maintenance of the reliability and integrity of our accounting policies and financial reporting and our disclosure practices;

•	overseeing management’s establishment and maintenance of processes to assure that an adequate system of internal control is functioning;

•	overseeing management’s establishment and maintenance of processes to assure our compliance with all applicable laws, regulations, and corporate policies;

•	reviewing our annual and quarterly financial statements prior to their filing and prior to the release of earnings; and

•

reviewing the performance of the independent auditors and making recommendations to our board of directors regarding the appointment or termination of the independent auditors and considering and approving any non-audit services proposed to be performed by the independent auditors.

We expect that, upon completion of this offering, Mr. Green and Ms. Wright will serve on the audit committee, with Mr. Green serving as the chair of the audit committee. As mandated by the NYSE transition rules for audit committees of newly public companies, within one year following completion of this offering, our audit committee will include at least three directors, each of whom is independent under the NYSE governance standards and Exchange Act Rule 10A-3. We expect that, upon completion of this offering, an additional independent director will have been named to our board of directors and will serve on the audit committee. Our board of directors has determined that Mr. Green is an “audit committee financial expert,” as that term is defined by the SEC and that Ms. Wright is “financially literate” as that term is used in the NYSE rules. The audit committee will have the power to investigate any matter brought to its attention within the scope of its duties and to retain counsel for this purpose where appropriate.

Other Committees

Because Dean Foods will hold a majority of the voting power of the Company’s outstanding common stock following this offering, we will be a “controlled company” for purposes of the NYSE rules. Accordingly, we do not currently intend to establish a separate compensation or nominating and corporate governance committee, and our board of directors’ compensation, nominating, and corporate governance functions will be managed by the board of directors until we cease to be a “controlled company,” or we determine to do otherwise.

Compensation Committee Interlocks and Insider Participation

Because we are a “controlled company” under NYSE rules, we do not expect to have a compensation committee upon completion of this offering, and our independent directors will perform the functions of a compensation committee. Mr. Engles is our Chairman and Chief Executive Officer, and he is presently Chairman and Chief Executive Officer of Dean Foods. Neither Mr. Green nor Ms. Wright is or was, during the past year, an officer or employee of Dean Foods or a former officer or employee of Dean Foods, and neither Mr. Green nor Ms. Wright has or had any relationship requiring disclosure under Item 404 of Regulation S-K.

Other than Mr. Engles, who serves on the Dean Foods board of directors as Chairman of the Board, none of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. No interlocking relationships exist between any member of our board of directors and any member of the compensation committee of any other company.

Compensation Consultant

Services with Respect to WhiteWave

In connection with this offering, the Dean Foods Compensation Committee, which we refer to as the DF Compensation Committee, has used the services of Mercer (US), LLC (“Mercer”), a wholly-owned subsidiary of Marsh & McLennan Companies, Inc., to assist it in structuring our initial compensation and benefits programs and setting initial compensation for our directors, executive officers, and senior executives. Mercer identified peer companies, collected and analyzed market compensation data related to those companies, and worked with Dean Foods management and the DF Compensation Committee to ensure that the data was appropriately aligned to WhiteWave. Using this data, Mercer made preliminary recommendations for our initial compensation programs for our directors, executive officers, and senior executives. The DF Compensation Committee has responsibility for determining initial compensation for our directors and executive officers consistent with the compensation philosophy articulated by Dean Foods’ management and the DF Compensation Committee. Upon completion of this offering, our independent directors will have responsibility for determining our future compensation programs and levels of compensation and will consider whether to engage Mercer or another compensation consultant to assist in that function.

Services with Respect to Dean Foods

The DF Compensation Committee has previously used Mercer to assist it in connection with setting compensation at Dean Foods. The DF Compensation Committee relies on Mercer to collect and analyze market compensation data. In addition, Mercer assists the DF Compensation Committee in validating the Company’s performance relative to Dean Foods’ peer groups with respect to the awards made under the Dean Foods long-term incentive plans. Using this data, Mercer makes preliminary compensation recommendations based on the DF Compensation Committee’s compensation philosophy.

Mercer was retained by the DF Compensation Committee to provide executive compensation services and reports directly to the DF Compensation Committee chairman with respect to such services. Although the DF Compensation Committee approves the scope of Mercer’s executive compensation services and its fees, Dean Foods management also retains Mercer to work with them in order to ensure that its advice and recommendations to the DF Compensation Committee reinforce Dean Foods’ business strategy and are consistent with Dean Foods’ pay-for-performance philosophy.

Examples of services provided to the DF Compensation Committee by Mercer include market assessments of executive total compensation, consultations on plan design, updates on market trends, calculations of Total Stockholder Return (“TSR”) performance for long-term incentive (“LTI”) plan compensation purposes, assessment of director compensation, and preparation of tally sheets for executive compensation.

Mercer also provides advice and assistance to Dean Foods in several areas outside of executive compensation, including retirement consulting; consulting on multiemployer plans and collective bargaining agreements, plan consolidations, and government forms; defined benefit plan outsourcing; internal job grading and benchmarking for non-executive employees; health and benefit outsourcing and consulting; human resources and compensation software; and due diligence services related to acquisitions. In addition, Dean Foods engaged affiliates of Marsh & McLennan Companies, Inc., the parent company of Mercer, to provide certain group insurance, risk management services, and actuarial services.

The aggregate fees billed by Mercer to Dean Foods in 2011 were approximately:

•	$295,000 for consulting services related to executive compensation, as provided to the DF Compensation Committee;

•	$4.9 million for other services provided to Dean Foods, as set forth above; and

•	$0.9 million for services provided by affiliates of Mercer; however, the Mercer employees advising the DF Compensation Committee were not involved in the provision of services by Mercer’s affiliates.

Mercer operates its compensation practice as a separate business unit from its other services, and Dean Foods has been advised by Mercer that the compensation of its compensation consultants is based solely on the fees generated by the executive compensation practice. The DF Compensation Committee has adopted the following policy with respect to the compensation consultant:

•	The engagement letter with the DF Compensation Committee’s compensation consultant is executed by the compensation consultant and the Chair of the DF Compensation Committee.

•	The executive compensation services provided by the compensation consultant are approved by the DF Compensation Committee.

•	The DF Compensation Committee reviews all other support services provided by the compensation consultant or its affiliates to Dean Foods on a quarterly basis.

Although the DF Compensation Committee does not directly approve the engagement of Mercer for services other than those related to executive compensation, the DF Compensation Committee reviews, on a quarterly basis, all other services provided by Mercer and considers on an ongoing basis whether such services compromise Mercer’s objectivity in providing services to the DF Compensation Committee. Based on its ongoing review, the DF Compensation Committee has determined that Mercer’s executive compensation consultants are sufficiently objective to provide executive compensation services to the DF Compensation

Committee. The other services performed by Mercer were approved by Dean Foods’ management in the normal course of business.

Director Compensation

Following completion of this offering, we intend to provide compensation to our non-employee directors that will enable us to attract and retain high-quality directors, provide them with compensation at a level that is consistent with our compensation objectives and competitive with market levels of director compensation, and encourage their ownership of our stock to further align their interests with those of our stockholders. Our directors who are full-time employees of our Company or Dean Foods will receive no additional compensation for service as a director. We intend to provide additional information about director compensation in an amendment to the registration statement of which this prospectus forms a part.

Upon completion of this offering, we expect to adopt corporate governance guidelines that will establish stock ownership guidelines for our non-employee directors. Pursuant to such guidelines, within three years of joining our board of directors, all non-employee directors will be expected to own Class A common stock of the Company having a value of at least three times the director’s annual retainer paid for service on our board of directors. For purposes of these guidelines, a director will be deemed to “own” beneficially owned shares, as well as shares of restricted stock and restricted stock units, whether or not any applicable restrictions have lapsed, but not stock options, whether vested or unvested.

Corporate Governance

Our board of directors takes seriously its oversight responsibility with respect to our Chief Executive Officer and other members of management. We will expect our board of directors to conduct a thorough self-evaluation on an annual basis to ensure that it is functioning effectively. A majority of our directors are independent directors, as defined in the NYSE governance standards. We have a strong and active board of directors that understands our business intimately from years of service on Dean Foods’ board of directors, and it works very closely with our Chief Executive Officer and other senior management.

Our board of directors believes that the combined role of Chairman of the Board and Chief Executive Officer promotes and facilitates information flow between management and the board of directors, which is essential to effective governance. Having considered the particular circumstances of our Company, including its status as a “controlled company,” the individual attributes of our current directors, including our Chairman of the Board and Chief Executive Officer, the effective manner in which our directors historically have performed their duties as Dean Foods directors, and the critical need for stability and continuity of leadership and decision-making necessary in connection with our separation from Dean Foods, it is our board of directors’ belief that, at this time, there is no need to separate the offices of Chairman of the Board and Chief Executive Officer. We intend to appoint a lead independent director in the future as additional directors join the board of directors.

Risk Oversight

Our board of directors, as a whole, and our audit committee will be responsible for the oversight of risk, while our management will be responsible for the day-to-day management of risk. Our board of directors, directly and through our audit committee and other board committees that may be established, will carry out its oversight role by regularly reviewing and discussing with management the risks inherent in the operation of our business and applicable risk mitigation efforts. Management will meet regularly to discuss our business strategies, challenges, risks, and opportunities and will review those items with the board of directors at regularly scheduled meetings.

We do not believe that our expected compensation policies and practices will encourage excessive and unnecessary risk-taking. The anticipated design of our compensation policies and practices should encourage employees to remain focused on both short-term and long-term financial and operational goals. For example, we expect that our short term incentive (“STI”) compensation plans will measure performance on an annual basis but will be based on strategic, operating or financial performance measures aligned with stockholders’ interests. In addition, we expect that our equity awards will typically vest over a number of years, which we believe encourages employees to focus on sustained stock price appreciation over an extended period of time instead of on short-term financial results.

Code of Ethics

We expect that our board of directors will adopt a code of ethics, which will become effective upon completion of this offering, that will establish the standards of ethical conduct applicable to all of our directors, officers, and employees. The code of ethics will addresses, among other things, competition and fair dealing, conflicts of interest, financial matters, external reporting, company funds and assets, confidentiality, corporate opportunity, and the process for reporting violations of the code of ethics, employee misconduct, conflicts of interest, and other violations of our corporate policies. Any waiver of our code of ethics with respect to our Chief Executive Officer, Chief Financial Officer, controller, or persons performing similar functions may only be authorized by our audit committee.

Our code of ethics will be publicly available on our website at www.whitewave.com, and we intend to disclose future amendments to certain provisions of our code of ethics or waivers of these provisions on our website or in filings under the Exchange Act.

Executive Compensation

Introduction

In this Executive Compensation section, we discuss the compensation of our Chief Executive Officer, Chief Financial Officer, and our three other most highly compensated executive officers for the year ended December 31, 2011. These executive officers, whom we refer to as our “Named Executive Officers,” are:

•	Gregg L. Engles, Chairman and Chief Executive Officer and Chairman and Chief Executive Officer of Dean Foods;

•	Kelly J. Haecker, Chief Financial Officer;

•	Bernard P.J. Deryckere, Chief Executive Officer, Alpro;

•	Blaine E. McPeak, President, WhiteWave; and

•	Thomas N. Zanetich, Executive Vice President, Human Resources of Dean Foods.

In this section we describe:

•	the material elements of the 2011 compensation and benefits programs for each of our Named Executive Officers;

•	the existing agreements between Dean Foods and our Named Executive Officers, as well as new agreements we expect to enter into with them, and certain amendments to their existing agreements;

•	our anticipated compensation and benefits programs following this offering;

•	the terms of our 2012 Stock Incentive Plan (the “2012 SIP”); and

•	data with respect to the 2011 compensation of our Named Executive Officers.

Until the completion of this offering, we will be a wholly-owned subsidiary of Dean Foods, and the DF Compensation Committee will be primarily responsible for determining our compensation strategy. Following the completion of this offering, Dean Foods will hold a majority of the voting power of our outstanding common stock, and we will be a “controlled company” for purposes of the NYSE rules. Accordingly, we do not currently intend to establish a separate compensation committee until we cease to be a “controlled company” or determine to do otherwise.

In connection with this offering, the DF Compensation Committee will establish our initial compensation and benefits programs and approve initial compensation for our executive officers and senior executives. Upon completion of this offering, our independent directors will assume responsibility for determining our compensation philosophy, structuring our compensation and benefits programs, and determining appropriate payments and awards to our executive officers, including our Named Executive Officers. If we establish a compensation committee, it will become responsible for these compensation functions. Therefore, the compensation and benefits programs described below are not necessarily indicative of how we will compensate our Named Executive Officers in the future.

Except as otherwise indicated below, the compensation objectives, strategy, and decisions that were applicable to us and our Named Executive Officers for 2011 were consistent with the compensation objectives, strategy, and decisions that were generally applicable to Dean Foods for 2011.

Dollar amounts for Mr. Deryckere have been converted from Euros using the conversion price of $1.295 for each Euro, based on the conversion rate at December 31, 2011.

Compensation Discussion and Analysis (“CD&A”)

This CD&A first describes Dean Foods’ executive compensation policies and how Dean Foods designed its compensation and benefits programs as they relate to the 2011 compensation of our Named Executive Officers, with a discussion focusing on the main components of its compensation and benefits programs. We then detail the process for determining, and analyze the salary and short-term incentive, or STI compensation determinations made with respect to, the 2011 compensation of our Named Executive Officers. Finally, we also describe the long-term incentive, or LTI, compensation program, and severance and change in control benefits that are provided to our Named Executive Officers.

Executive Compensation Objectives and Policies

As a wholly-owned subsidiary of Dean Foods, we have historically shared the compensation objectives of Dean Foods, including attracting and retaining top talent, motivating and rewarding the performance of senior executives in support of achievement of strategic, financial, and operating performance objectives, ensuring that our total compensation packages are competitive in comparison to those offered by our peers and that our compensation practices are consistent with high standards of corporate governance and best practices within our industry, and aligning our executives’ interests with the long-term interests of our stockholders through long-term incentive awards. Our Named Executive Officers, as well as our employees generally, historically participated in Dean Foods’ compensation and benefits plans and programs, including as described below under “—Other Compensation,” and we anticipate that our Named Executive Officers will continue to participate in the Dean Foods’ Supplemental Executive Retirement Plan (“SERP”), the Dean Foods Executive Deferred Compensation Plan, and the Dean Foods 401(k) plan until we cease to be a “controlled company.” These plans and programs are intended to align our compensation programs with our business objectives, promote good corporate governance, and seek to achieve our compensation objectives.

The DF Compensation Committee generally has been responsible for determining the executive compensation strategy and philosophy for Dean Foods and its subsidiaries. The DF Compensation Committee reviews and approves individual compensation packages for the most senior executives of Dean Foods, including, until completion of this offering, our Named Executive Officers. In the case of compensation for employees of Dean Foods below the most senior level, the DF Compensation Committee will delegate certain authority to our management to make determinations in accordance with guidelines established by the DF Compensation Committee.

Elements of Compensation

Dean Foods’ compensation and benefits programs for our Named Executive Officers are composed of the following elements:

•	base salary;

•	STI;

•	LTI, consisting of stock options, restricted stock units, and cash performance units for U.S.-based executives;

•	the Dean Foods Executive Deferred Compensation Plan and SERP for U.S.-based executives;

•	the Alpro Top Hat plan and the Alpro Defined Benefit Plan for our Alpro executives;

•	an executive retention plan; and

•	other perquisites.

Dean Foods does not maintain an ERISA-qualified defined benefit plan for any of our Named Executive Officers. Dean Foods has a defined benefit pension plan available to Alpro management-level employees, in which Mr. Deryckere participates.

Agreements with Named Executive Officers

Dean Foods previously entered into letter agreements with certain of our Named Executive Officers that have governed the respective terms of their employment. Such letter agreements generally state the executive’s base salary, signing bonus, if any, STI compensation opportunity, LTI awards to be granted upon hire or in the future, if applicable, and any other benefits, such as relocation benefits, COBRA reimbursement, and eligibility for the Dean Foods Executive Severance Plan. In connection with this offering, we and Dean Foods expect to enter into similar agreements with all of our Named Executive Officers other than Mr. Deryckere, whose existing employment agreement will continue to govern the terms of his employment with us. These agreements, along with any additional agreements with our Named Executive Officers, are summarized below under the heading “Employment Agreements with our Named Executive Officers.”

Benchmark Comparison Group for Executive Compensation Purposes

In order to ensure that it is able to attract and retain the highest caliber management team, Dean Foods analyzes its total compensation to ensure that it is comparable to that offered by competitors for its management talent. To facilitate this comparison, it uses a group of peer companies as its benchmark, which we refer to as the DF Benchmark Comparison Group. The DF Benchmark Comparison Group is reviewed from time to time by the DF Compensation Committee with input from Mercer, its outside compensation consultant. For fiscal year 2011 compensation purposes, the DF Compensation Committee measured compensation against the DF Benchmark Comparison Group set forth below:

• Campbell Soup Company	• The J.M. Smucker Company
• The Clorox Company	• Kellogg Company
• Colgate-Palmolive Company	• Kimberly-Clark Corporation
• ConAgra Foods, Inc.	• Kraft Foods Inc.
• Dr. Pepper Snapple Group Inc.	• Molson Coors Brewing Company
• General Mills, Inc.	• Ralcorp Holdings, Inc.
• H.J. Heinz Company	• Sara Lee Corporation
• The Hershey Company	• Smithfield Foods, Inc.
• Hormel Foods Corporation	• Tyson Foods, Inc.

The DF Compensation Committee used an analysis conducted by Mercer to assist with its selection of Benchmark Comparison Group companies. The criteria considered by the DF Compensation Committee in selecting peer companies for the DF Benchmark Comparison Group include the following:

•	size, as measured by revenue, typically with a range of 1/3 to 3 times Dean Foods’ annual revenue;

•	industry category, including consumer food products, food processing or food products, and consumer packaged goods companies; and

•	competition for sources of talent, including companies or sectors where Dean Foods has either gained or lost executive talent.

Bottling companies were also considered comparable to Dean Foods’ business due to similarities in manufacturing and distribution capabilities.

Compensation Methodology

To ensure that management’s interests are aligned with those of Dean Foods’ stockholders and to motivate and reward individual initiative and effort, Dean Foods’ executive compensation program emphasizes a pay-for-performance compensation philosophy so that attainment of enterprise-wide, business unit, and individual performance goals are rewarded. Through the use of performance-based plans that emphasize attainment of enterprise-wide and/or business unit goals, Dean Foods seeks to foster teamwork and commitment to performance. The use of tools, such as equity ownership and long-term incentive compensation programs, is important to ensure that the efforts of management are consistent with the objectives of Dean Foods’ stockholders. The DF Compensation Committee does not believe that Dean Foods’ compensation arrangements, including financial performance measures used to determine short-term incentive payout amounts, provide its executives with an incentive to engage in business activities or other behavior that would expose Dean Foods or its stockholders to excessive risk in order to obtain targeted results. In addition, in February 2010, the DF Compensation Committee implemented a “clawback” policy applicable to its STI and LTI compensation programs, which has applied to our Named Executive Officers and other Dean Foods employees. Our board of directors expects to adopt a similar “clawback” policy that will become effective upon completion of this offering and will apply to our Named Executive Officers and other WhiteWave employees.

To determine the 2011 compensation for our Named Executive Officers, the DF Compensation Committee directed Mercer to provide an analysis of base salary, STI compensation, and LTI compensation for senior executives with similar responsibilities, including positions within business groups, within the companies in the DF Benchmark Comparison Group. The DF Compensation Committee also directed Mercer to compare Dean Foods’ executive officers’ compensation by percentile ranking to the compensation received by officers in comparable positions at DF Benchmark Comparison Group companies for base salary, STI compensation, and LTI compensation. The DF Compensation Committee used these rankings as a component in determining base salary, annual STI compensation, and LTI compensation for our Named Executive Officers and other senior executives. In addition to the comparison data, the DF Compensation Committee also considers the achievement of performance targets and the subjective evaluation of such officer’s overall performance and contribution to Dean Foods’ results, as discussed in more detail under “—Annual Cash Compensation.” In addition to the DF Benchmark Comparison Group, the DF Compensation Committee also considers general industry data where such additional information may be helpful.

Dean Foods’ compensation philosophy has been to compensate our Named Executive Officers and other key employees at the following approximate percentile ranges:

Base Salary	60th percentile
Target STI	50th percentile
Total Cash Compensation (Base Salary + STI)	50th–60th percentile
Target LTI	50th percentile

Total Direct Compensation (Base + Target STI % + Target LTI Value)	50th–60th percentile

Generally, this approach assures that if the performance metrics and individual goals are met at the target level, the participant would be paid total direct compensation, which consists of base salary, STI compensation, and LTI awards, at or near the 50th-60th percentile for his or her position relative to the DF Benchmark Comparison Group. The DF Compensation Committee believes that setting base salary at the 60th percentile is appropriate due in part to the fact that, unlike many of its peer companies, U.S.-based executive officers of Dean Foods do not participate in a defined benefit plan. In addition, the DF Compensation Committee believes that the salary targets allow Dean Foods to attract and retain executives from key consumer packaged goods companies with which it competes for talent.

The DF Compensation Committee met throughout 2011 with Mercer, with members of the Dean Foods management team, and independently to keep apprised of Dean Foods’ and each business unit’s financial performance relative to the DF Benchmark Comparison Group and progress toward attaining the financial targets set forth in the STI plan. In February 2011, the DF Compensation Committee met to approve LTI grants and Dean Foods’ STI plan for 2011, which included targets for executives in the Corporate, WhiteWave, and Alpro business units. The DF Compensation Committee also determined that no salary increases would be given to non-hourly employees in fiscal year 2011, including our Named Executive Officers, due to the fact that Dean Foods did not meet its performance targets in 2010. The DF Compensation Committee also finalized and approved 2011 individual objectives for Dean Foods’ executive team, including our Named Executive Officers. At its scheduled meetings in May, August, and November 2011, the DF Compensation Committee received updates on performance to date compared to targets set forth in the STI plan and the executive retention plan, and reviewed relative TSR data for LTI performance related to the performance cash plan. In February 2012, the DF

Compensation Committee met to review and approve fiscal year 2011 STI compensation payouts for our Named Executive Officers, which were paid in March of 2012, and to approve 2012 LTI target awards. The DF Compensation Committee strives to keep an ongoing dialogue with Dean Foods management and Mercer throughout the year with respect to executive compensation issues.

Compensation of Mr. Engles. At the beginning of each year, the DF Compensation Committee establishes specific objectives for Gregg Engles, our Chairman of the Board and Chief Executive Officer and the Chairman and Chief Executive Officer of Dean Foods, for the upcoming year. In January of the following year, Mr. Engles prepares a self-assessment of his performance for the previous year and sends it to the DF Compensation Committee Chair with a copy to the Dean Foods Lead Director. The DF Compensation Committee and the Chair of the Dean Foods Nominating/Corporate Governance Committee review the self-assessment and evaluate Mr. Engles’ achievement of performance objectives for the prior year, including an assessment of his individual objectives, and they establish his performance rating and individual payout factor. Following the establishment of the performance rating and individual payout factor, the DF Compensation Committee Chair sends the assessment to the full Dean Foods board of directors for review and comment on the achievement of Mr. Engles’ individual objectives. Once all feedback has been received, the Chair of the DF Compensation Committee, in conjunction with the Dean Foods Lead Director and the Chair of the Dean Foods Nominating/Corporate Governance Committee, prepares a final Chief Executive Officer assessment that is distributed to the full Dean Foods board of directors for review. The Chair of the DF Compensation Committee and the Dean Foods Lead Director then communicate the results of the assessment to Mr. Engles. An overview of key achievements that were considered by the DF Compensation Committee and the Chair of the Dean Foods Nominating/Corporate Governance Committee when evaluating Mr. Engles’ 2011 performance is discussed below under the heading “Compensation Mix—Annual Cash Compensation—STI compensation.”

When considering Mr. Engles’ compensation, the DF Compensation Committee compares base salary, STI compensation, LTI compensation, and total compensation to that of each Chief Executive Officer in the DF Benchmark Comparison Group. The DF Compensation Committee then uses this information when determining Mr. Engles’ compensation, applying the metrics described below under “Compensation Mix—Annual Cash Compensation—Base salary,” “—STI compensation,” and “—Long-term equity incentive compensation, and “—Annual Cash Compensation—Long-term cash performance incentive compensation.”” The DF Compensation Committee targets Mr. Engles’ total annual compensation at or near the 60th percentile of total compensation for Chief Executive Officers of companies included in the DF Benchmark Comparison Group. However, following the reduction in Mr. Engles’ base salary effective in 2011, Mr. Engles’ total direct compensation for 2011 was at approximately the 50th percentile of the DF Benchmark Comparison Group.

The difference between Mr. Engles’ compensation and the compensation of our other Named Executive Officers and the other executive officers of Dean Foods reflects the significant difference in their responsibilities. In many public companies, the Chief Executive Officer’s compensation is much higher than that of other executive officers. Mr. Engles is directly responsible for driving the strategy of Dean Foods, and for ensuring that the strategy is fully executed across Dean Foods, including across all business units and functions of Dean Foods. In addition, Mr. Engles is directly responsible for selecting, retaining, managing, and developing the executive team that will develop and execute corporate strategy.

Role of Dean Foods’ Chief Executive Officer in Compensation of Other Named Executive Officers.     The process of setting objectives for our Named Executive Officers and reviewing their performance against those objectives is similar to that followed for Mr. Engles. At the beginning of each year, the DF Compensation Committee, with input from Mr. Engles, establishes specific objectives for each of our Named Executive Officers except Mr. Haecker, which are tracked throughout the year by the DF Compensation Committee. In February of the following year, Mr. Engles presents to the DF Compensation Committee for further input and comment his recommendations for those Named Executive Officers’ merit increases, individual objectives, and STI compensation percentage payout targets. Once the DF Compensation Committee finalizes these assessments, Mr. Engles then meets with each of those Named Executive Officers to review the officer’s performance. Mr. Engles based his 2011 compensation recommendations with respect to such Named Executive Officers on the same DF Benchmark Comparison Group market data reviewed by the DF Compensation Committee, his subjective review of each Named Executive Officer’s overall performance and contribution to Dean Foods and its business units, and the overall performance of Dean Foods and the applicable individual business unit for such Named Executive Officer. While the DF Compensation Committee considers Mr. Engles’ recommendations with respect to the compensation of such Named Executive Officers, the DF Compensation Committee independently evaluates the recommendations and makes all final compensation decisions relating to such Named Executive Officers. The process of setting Mr. Haecker’s objectives is similar to that followed with respect to the other Named Executive Officers except that Mr. Engles and the DF Compensation Committee are not directly involved in setting his objectives or reviewing performance against such objectives. Mr. Haecker develops his objectives, which are then reviewed and approved by Mr. McPeak. These objectives are aligned with the strategic and general business objectives of WhiteWave and Alpro. Mr Haecker and Mr. McPeak then review Mr. Haecker’s performance against such objectives.

Compensation Mix

Because of the ability of executive officers to directly influence the overall performance of Dean Foods, and consistent with its philosophy of linking pay to performance, the DF Compensation Committee allocates a significant portion of compensation paid to its executive officers to performance-based, short-term, and long-term incentive programs. In addition, as an employee’s responsibility and ability to affect the financial results of Dean Foods increases, base salary becomes a relatively smaller component of total compensation and long-term incentive compensation becomes a larger component of total compensation. See the “Summary Compensation Table” and the “Grant of Plan-Based Awards” table for more information.

For 2011, target total direct compensation for our Named Executive Officers was composed of the following:

Chief Executive Officer		Other Named Executive Officers
Base Salary	12%	Base Salary	24%
Short-term incentive	27%	Short-term incentive	37%
Long-term incentive	61%	Long-term incentive	39%

Annual Cash Compensation

Base salary. The base salary component of Dean Foods’ compensation program is intended to compensate its senior executives for their job responsibilities and level of experience and to facilitate attracting and retaining top talent, consistent with its objectives. It is Dean Foods’ historical practice to set base salary levels at approximately the 60th percentile of the DF Benchmark Comparison Group and the overall general industry, adjusted to reflect each executive’s individual performance and contributions. In some cases, such as when an executive is recruited from another company, the base salary may exceed the levels indicated in order to attract, and ultimately retain, the executive; or some executives’ base salary may be below such levels due to internal promotions or other circumstances. The DF Compensation Committee believes that setting base salary at the 60th percentile is appropriate due in part to the fact that, unlike many of its peer companies, U.S.-based executive officers of Dean Foods do not participate in a defined benefit plan. In addition, the DF Compensation Committee believes that the salary targets allow Dean Foods to attract and retain executives from key consumer packaged goods companies with which it competes for talent.

Base salaries are reviewed annually by the DF Compensation Committee. Adjustments are made based on changes in the DF Benchmark Comparison Group, the performance of the executive, and Dean Foods’ performance. The DF Compensation Committee separately reviews the performance of Mr. Engles, as described above, and makes adjustments as warranted.

The table below discloses base salary of our Named Executive Officers for 2011.

Name	Fiscal Year 2011 Base Salary(1)
Gregg L. Engles	$1,000,000
Kelly J. Haecker	416,400
Bernard P.J. Deryckere	557,062
Blaine E. McPeak	460,000
Thomas N. Zanetich	420,000

(1)	Reflects annualized base salary as of December 31, 2011. Actual base salary for the year may differ due to the timing of salary changes as noted below. See the “Summary Compensation Table” for more information.

STI compensation. The STI component of Dean Foods’ compensation program is designed to motivate its senior executives to achieve annual financial and other goals based on its strategic, financial, and operating performance objectives. In connection with its review of strategic and operating plans, Dean Foods established target STI payout percentages consistent with the DF Benchmark Comparison Group for each executive, the achievement of which is based on a combination of Dean Foods’ performance, the performance of particular business units for which an executive has responsibility, and individual objectives, based on the executive’s area of business responsibility. In addition, to meet the requirements of the performance-based exception to the application of Section 162(m) of the Internal Revenue Code (the “Code”), the DF Compensation Committee established 2011 performance criteria for specified executives based on annual operating income that in turn established a maximum bonus amount that could be paid to such executives. The actual bonus amounts payable to these executives were then determined by applying the methodologies set forth below, subject to the application of the DF Compensation Committee’s exercise of negative discretion.

For 2011, cash incentive payments were based on the 2011 Short-Term Incentive Compensation Plan (the “Short-Term Incentive Compensation Plan”) approved by the DF Compensation Committee, which established performance measures for the Corporate, WhiteWave, and Alpro STI compensation plans. Dean Foods’ program places significant weight on the achievement of financial objectives. For 2011, it used the following key performance measures:

•	achievement of targeted consolidated adjusted operating income (referred to as the Corporate Objectives) for its Corporate employees, including Mr. Engles and Mr. Zanetich;

•	a combination of achievement of Corporate Objectives, WhiteWave targeted operating income, and net sales for Mr. McPeak;

•	a combination of achievement of Alpro targeted operating income and net sales for Mr. Deryckere; and

•	a combination of achievement of WhiteWave and Alpro targeted operating income and net sales for Mr. Haecker.

The DF Compensation Committee considered operating income an appropriate performance criteria to measure the achievement of Corporate Objectives as it is representative of the profitability and operating efficiency of Dean Foods as a whole, and by platform for each business unit. In addition, the net sales performance measure for our WhiteWave and Alpro platforms underscores our focus on the quality of our top line performance and growing our businesses.

While Dean Foods reports its financial results in accordance with U.S. GAAP, the financial targets used to measure its short-term incentive payouts are adjusted to eliminate the net expense or net gain related to certain items identified in its quarterly earnings press releases. Dean Foods believes these adjustments allow investors to make meaningful comparisons of its operating performance between periods and to view its business from the same perspective as its management. Because Dean Foods cannot predict the timing and amount of charges associated with goodwill impairment, closed or anticipated-to-close deal costs, gains or losses on foreign currency forward contracts, facility closings and reorganizations, the operating loss attributable to the 50% interest in the Hero Group and WhiteWave joint venture that it did not own, certain financing costs, litigation settlements, non-cash asset write-downs, and other non-recurring items, its management does not consider these costs or any income tax impact related to these costs when evaluating its performance, when making decisions regarding the allocation of resources, in determining incentive compensation for its management, or in determining earnings estimates. These costs are not presented in any of the adjusted financial results for Dean Foods’ operating segments. These non-GAAP measures may be different than similar measures used by other companies. In addition to the adjustments to our GAAP earnings described above, the DF Compensation Committee has approved additional adjustments to the target and actual amounts related to its Short-Term Incentive Compensation Plan as described below.

Pursuant to the Short-Term Incentive Compensation Plan, upon the recommendation of Mr. Engles, the DF Compensation Committee may (but has no obligation to) adjust the incentive criteria, targets, or payout scale upon the occurrence of extraordinary events or circumstances. The DF Compensation Committee engaged Mercer to benchmark its peer companies in order to determine what types of adjustments constitute common market practice, and made its decisions using such guidelines. If approved, these adjustments are in addition to those adjustments included in consolidated adjusted operating income, adjusted diluted earnings per share, and segment operating income presented in Dean Foods’ earnings releases. Such adjustments are to compensate for strategic decisions made throughout the year that are expected to have a significant long-term impact on Dean Foods, and that would have been included in the operating plan on which the initial targets are based had they been known during the planning process. The DF Compensation Committee believes that items that are deemed to be part of ongoing business operations are not appropriate for adjustment.

For 2011, the targets and financial performance measures were adjusted for the Corporate Objectives based on the guidelines for adjustments under the Short-Term Incentive Compensation Plan. The adjustments excluded from the financial performance measures the impact of certain intercompany transactions and volume transfers between business units that did not impact financial results on a consolidated basis. These adjustments are further described in a footnote to the “Financial Performance Measure” chart below. There were no adjustments made to the WhiteWave or Alpro business unit short-term incentive plans.

In February 2012, the DF Compensation Committee assessed performance against the financial goals for Corporate, WhiteWave, and Alpro business unit performance established at the beginning of 2011. The financial performance measures Dean Foods used for our Named Executive Officers, and the results of the 2011 assessment, are set forth in the table below.

Financial Performance Measure (non-GAAP*)	Target 100% Payout	Actual	Percentage Payout
	(Dollars in millions)
Corporate
Consolidated Adjusted Operating Income(2)	$447.6	$463.9	118%
WhiteWave
WhiteWave Operating Income	$176.7	$184.2	122%
WhiteWave Net Sales	$1,685.3	$1,732.7	156%
WhiteWave Combined Payout(3)	—	—	130%
Alpro
Alpro Operating Income	€20.2	€20.3	100%
Alpro Net Sales	€278.8	€264.2	0%
Alpro Combined Payout(4)	—	—	75%

*	Certain non-GAAP financial measures have been adjusted. Adjusted diluted operating income is a non-GAAP measure, which differs from the corresponding GAAP measure by excluding charges related to facility closings and reorganization costs, gains and losses associated with divestitures, litigation settlement charges, goodwill impairment, the operating loss attributable to the 50% interest in the Hero Group and WhiteWave joint venture that we did not own, the income tax impact for income from continuing operations before income tax adjustments, certain financing costs, and other non-recurring charges.

(2)	Reflects adjustments to the Dean Foods’ Fresh Dairy Direct and Morningstar business units’ operating income targets approved by the DF Compensation Committee as described above. These adjustments had no impact on Dean Foods’ corporate financial targets or results, WhiteWave or Alpro business unit targets, or financial results on a consolidated basis.

(3)	The WhiteWave business unit’s financial target consists of 75% WhiteWave operating income and 25% WhiteWave net sales.

(4)	The Alpro business unit’s financial target consists of 75% Alpro operating income and 25% Alpro net sales.

In addition to the financial performance measures described above, a portion of each Named Executive Officer’s STI compensation was based on individual objectives approved by the DF Compensation Committee. The individual objectives for Mr. Engles were set by the DF Compensation Committee, and were approved for our other Named Executive Officers by the DF Compensation Committee with review and input from Mr. Engles.

The payout factor for the financial component of STI compensation for each executive officer ranges from zero to 200% of that officer’s target payment, depending on actual performance in 2011 against the financial objectives established by the DF Compensation Committee. Achievement at the target level constitutes 100% payout of that portion of the short-term incentive compensation. The payout factor for the individual objective component of STI compensation for each executive officer ranges from zero to 150% of that officer’s target payment, depending on the officer’s performance in 2011 against the individual objectives established by the DF Compensation Committee.

In addition, if Dean Foods or one of its business units exceeds 100% of its respective financial objectives, then each executive officer’s individual objective payout factor is multiplied by the relevant financial payout factor, resulting in a maximum payout of 300% of the individual objective component of the officer’s short-term incentive compensation. For participants with two or more financial performance measures in the financial component, the financial payout percentages were averaged on a pro rata basis to determine if overall financial performance exceeded 100%, in which case the pro rata average of the financial payout percentages was multiplied by the individual objective payout percentage for purposes of calculating the individual component of the incentive award. The maximum total payout for any executive officer, including our Named Executive Officers, under the formulas set forth above is 240% of the executive officer’s target incentive opportunity.

The following table provides, for each Named Executive Officer, each element of short-term incentive payment and the relative weight assigned to each of the elements described above:

Name	Corporate Objectives(1)	Business Unit Performance		Individual Objective Performance	Total
Gregg L. Engles	60%	—		40%	100%
Kelly J. Haecker	—	60%	(2)	40%	100%
Bernard P.J. Deryckere	0	60%	(3)	40%	100%
Blaine E. McPeak	20%	40%	(4)	40%	100%
Thomas N. Zanetich	60%	—		40%	100%

(1)	Consists of consolidated adjusted operating income of Dean Foods.

(2)	Consists of 10% Alpro operating income, 12.5% WhiteWave net sales, and 37.5% WhiteWave operating income.

(3)	Consists of 15% Alpro net sales and 45% Alpro operating income.

(4)	Consists of 10% WhiteWave net sales and 30% WhiteWave operating income.

In addition to the financial performance measures discussed above, the DF Compensation Committee assessed performance against the strategic performance goals that comprised the individual objective portion of our Named Executive Officers’ goals. The individual objective portion of each of our Named Executive Officers’ short-term incentive compensation, by its nature, has an element of subjectivity. Performance is measured against each executive’s leadership and execution of strategic and organizational objectives established at the beginning of 2011 that further Dean Foods’ long-term goals. An overview of key objectives achieved by our Named Executive Officers is set forth below.

Gregg L. Engles	As the Chief Executive Officer for Dean Foods, Mr. Engles is responsible for developing and implementing the overall strategy for Dean Foods and for recruiting, developing, and leading qualified executives to implement this strategy. The successful execution of the individual objectives of the executive leadership team impacts Dean Foods’ financial performance as a whole, and each therefore affects Mr. Engles’ performance rating and payout. Mr. Engles’ individual objectives achieved in 2011 included the following:

•	leading Dean Foods’ return to growth for all business segments in the fourth quarter of 2011;

•	leading Dean Foods’ cost cutting efforts, resulting in substantial reductions in selling, general, and administrative expenses;

•	assuming leadership of the day-to-day operations of the business following the departure of Joseph E. Scalzo, former President and Chief Operating Officer of Dean Foods;

•	managing effectively through significant changes in leadership;

•	maintaining primary responsibility for dialogue with Dean Foods’ investors and the investment community, and meeting or exceeding external financial guidance for all four quarters of 2011;

•	maintaining an open, responsive, and productive relationship with the Dean Foods board of directors; and

•	instilling a culture of ethical behavior and social responsibility through Dean Foods.

Kelly J. Haecker	Positively impacted the financial results of WhiteWave-Alpro through initiatives, including the following:

•	provided financial leadership to key sales growth and operational initiatives;

•	continued focus on cost control in the business, resulting in margin expansion; and

•	drove financial results achieving four consecutive quarters of growth for WhiteWave-Alpro in 2011.

Bernard P.J. Deryckere	Guided Alpro during the ongoing economic recession in Europe, successfully continuing top- and bottom-line growth:

•	increased operating income by more than 16% in 2011 as compared to 2010 through a combination of increased sales and strict cost control;

•	prepared for successful 2012 launch of almond and hazelnut products, effectively moving the product portfolio beyond soy;

•	rejuvenated Alpro branding in the marketplace; and

•	continued to instill a company culture combining professionalism, entrepreneurship, and passion.

Blaine E. McPeak	Successfully led the WhiteWave business to record 2011 net sales growth and operating income growth:

•	oversaw growth initiatives resulting in eight consecutive quarters of growth for the Silk, International Delight, and Horizon Organic businesses;

•	continued to build the caliber and capabilities of the WhiteWave organization; and

•	continued focus on cost control in the business, resulting in the highest operating income growth in the segment’s history in the fourth quarter of 2011.

Thomas N. Zanetich	Successfully completed various initiatives across the human resources function, including the following:

•	led the restructure of the functions at Dean Foods’ headquarters, including the FDD organization, resulting in substantial selling, general and administrative cost savings;

•	restructured and upgraded Dean Foods’ human resources organization while substantially reducing operating costs; and

•	managed human resource related items for over 24,000 employees.

With respect to the individual objectives component of STI compensation, Messrs. Engles, Haecker, McPeak, Deryckere, and Zanetich met and exceeded all objectives, resulting in a rating of “above target” for their respective individual ratings. Pursuant to the respective Short-Term Incentive Compensation Plans for corporate executives, Alpro executives, and WhiteWave executives, payout for an “above target” rating for (i) a Corporate executive in 2011 ranged from 115% to 135%, (ii) an Alpro executive ranged from 115% to 135%, and (iii) a WhiteWave executive ranged from 115% to 135%, in each case with a multiplier corresponding to business unit or Corporate performance that was above 100% for the particular target. Our named executive officers received the following ratings with respect to their individual components: Mr. Engles – 120%; Mr. Haecker – 120%; Mr. McPeak – 130%; Mr. Zanetich – 120%; and Mr. Deryckere – 120%.

The table below shows the STI compensation payout target for fiscal year 2011 and the actual payouts for our Named Executive Officers:

Name	STI Plan Target as % of Salary	2011 STI Award
		Short-Term Incentive Plan Target	Corporate Objectives	Business Unit Objectives	Individual Objectives	Total Incentive Award Payout
Gregg L. Engles	180%	$1,800,000	$1,274,400	$—	$1,019,520	$2,293,920
Kelly J. Haecker	50%	$208,200	$—	$151,075	$120,860	$271,935
Bernard P.J. Deryckere	50%	$278,531	$—	$167,118	$133,695	$300,813
Blaine E. McPeak	70%	$322,000	$75,992	$167,601	$211,114	$454,707
Thomas N. Zanetich	60%	$252,000	$178,416	$—	$142,733	$321,149

If this offering is completed in 2012, we expect that our Named Executive Officers will receive the same STI compensation award that they would have been eligible to receive with respect to the entire calendar year 2012, without regard to the date of completion of the offering. We expect that our Named Executive Officers will not participate in any Dean Foods STI program, and will participate only in our Company’s STI compensation plan as described below in “Our Anticipated Compensation Design Program Following this Offering” for performance periods commencing after completion of this offering.

Long-Term Incentive Compensation

Dean Foods believes that a significant portion of each senior executive’s compensation should be dependent on long-term value created for its stockholders. Its long-term incentive compensation program is designed to align the results achieved for stockholders with the rewards provided to its senior executives. Historically, such awards have been granted in the form of stock options and restricted stock units, or “RSUs”. Stock options are used to motivate and reward senior executives relative to value created for stockholders. RSUs are used to provide an ongoing retention element and a continuing link to stockholder value. Additionally, Dean Foods’ long-term incentive compensation plan includes a performance cash plan consisting of cash performance units, or “CPUs.” The DF Compensation Committee annually reviews both market practices and trends, as well as the availability of shares and units in its incentive program, in determining the mix of awards. For 2011, long-term incentive grants were awarded to our Named Executive Officers as follows:

	Options	RSUs	CPUs
Chief Executive Officer	50%	25%	25%
Other Named Executive Officers	25%	50%	25%

Awards are granted at the dollar amount representing the 50th percentile of equity grants made to executives with similar positions in the DF Benchmark Comparison Group. The DF Compensation Committee retains discretion to adjust the value of the awards up or down at the time awards are granted depending upon the performance of Dean Foods or the individual executive officer and may otherwise modify awards, including modifying the mix of awards among RSUs, stock options, and CPUs, as permitted under Dean Foods’ 2007 Stock Incentive Plan (the “2007 Dean Foods Plan”). For 2011, no such adjustments were made.

The equity grants are valued using the Black-Scholes valuation model for the stock options and the intrinsic value as of the determination date for the RSUs, each based on an average of Dean Foods’ stock price during the first fifteen trading days of January, in order to align valuation periods with annual grant dates. For grants made in 2011, the price used for determining the number of shares underlying the RSU and stock option awards was $9.66. The exercise price of the stock options is the closing price of Dean Foods’ common stock on the date of grant, which was $10.35. Generally, stock option awards vest one-third on the first anniversary of grant, one-third on the second anniversary of grant, and one-third on the third anniversary of grant. Additionally, a RSU represents the right to receive one share of Dean Foods’ common stock in the future. RSUs have no exercise price. Generally, RSUs granted prior to 2009 vest ratably over five years. RSUs granted in 2009 and later vest ratably over three years. All unvested options and RSUs vest immediately upon a change of control and in the following additional circumstances: (i) an employee with 10 years of service retires after reaching the age of 55, (ii) an employee retires after reaching the age of 65, and (iii) in certain cases upon death or qualified disability.

Long-term Cash Performance Incentive Compensation

Beginning in fiscal year 2010, the DF Compensation Committee implemented a performance cash plan applicable to its U.S.-based executive officers and certain other key employees, granted pursuant to the terms and conditions of its 2007 Plan and referred to as CPUs. The DF Compensation Committee reviewed current market practice, with the assistance of Mercer, and determined that this plan was comparable to other plans of DF Benchmark Comparison Group companies. Awards under the performance cash plan are designed to link compensation to Dean Foods’ performance over a three-year period using relative TSR of members of its

Performance Comparison Group, as defined below. Currently, Dean Foods has three cycles of the performance cash plan outstanding. The 2010 performance cash plan’s performance period will end on December 31, 2012, with payout, if any, to occur in early 2013; the 2011 performance cash plan’s performance period will end on December 31, 2013, with payout, if any, to occur in early 2014; and the 2012 performance cash plan’s performance period will end on December 31, 2013, with payout, if any, to occur in early 2014 in accordance with Dean Foods’ long-term incentive grant practices.

The performance cash plan target payouts were set at the 50th percentile relative to TSR of the Performance Comparison Group and can range from 0-200% payout for performance between the 25th and 75th percentile targets based on a pre-determined sliding scale relative to Dean Foods’ comparative TSR performance. Dean Foods must meet a threshold performance metric at the measurement date in order for the award under the performance cash plan to be payable. As of December 31, 2011, the 2010 performance cash plan was below the threshold performance level, therefore no payments were accrued, and the 2011 performance cash plan was accrued at 200% of target based on Dean Foods’ stock performance.

The threshold and maximum payouts are as follows:

Dean Foods’ TSR Percentile Ranking	Percentage of Target Award Opportunity Earned
75th% and above	200%
65.0 — 74.9%	150%
55.0 — 64.9%	125%
45.0 — 54.9%	100%
38.0 — 44.9%	75%
31.0 — 37.9%	50%
25.0 — 30.9%	25%
0 — 24.9%	0%

The DF Compensation Committee determined, upon the recommendation of Mercer, that an alternate set of peer group companies would be appropriate for TSR measurement of the cash performance target. This set focuses on companies that are more aligned with the consumer packaged goods industry and that may have smaller revenues than the DF Benchmark Comparison Group, and which would tend to be impacted by market conditions occurring over time in a similar manner to Dean Foods. The set, referred to as the Performance Comparison Group, is as follows.

• Campbell Soup Company • ConAgra Foods, Inc. • General Mills, Inc. • H.J. Heinz Company • The Hershey Company • Hormel Foods Corporation • The J.M. Smucker Company • Kellogg Company	• Kimberly-Clark Corporation • Kraft Foods Inc. • Ralcorp Holdings, Inc. • Sara Lee Corporation • Smithfield Foods, Inc. • TreeHouse Foods, Inc. • Tyson Foods, Inc.

Upon completion of this offering, all of the long-term incentive awards other than CPUs that have been granted by Dean Foods and are held by our Named Executive Officers will remain outstanding, and Dean Foods will continue to treat each of our Named Executive Officers as an employee of Dean Foods for purposes of these awards. In the event that Dean Foods effects a spin-off of its ownership interest in us, or another corporate transaction that requires conversion or adjustment of these long-term equity incentive awards under its 2007 Plan or its 1997 Equity Incentive Plan, then such awards held by WhiteWave employees at the time of such transaction will be adjusted to reflect the transaction and will be converted into LTI awards with respect to our Class A common stock under our 2012 Stock Incentive Plan (the “2012 SIP”), which is described below under “Description of the 2012 Stock Incentive Plan”.

With respect to outstanding CPUs, we expect that our Named Executive Officers will remain eligible to receive the full payout, if any, that they would have been eligible to receive with respect to the performance period ending December 31, 2012, without regard to the date of completion of the offering. Following completion of this offering, we expect that the two cycles of CPUs that remain outstanding (those with a performance period ending December 31, 2013 and those with a performance period ending December 31, 2014) will be valued as of December 31, 2012 instead of at the originally scheduled end of the performance period based on performance as of December 31, 2012 and the existing performance goals. Any payout earned as of December 31, 2012 will be paid on a prorated basis as described below under “Our Anticipated Compensation Program Following this Offering—Treatment of Outstanding Dean Foods CPUs.”

Mr. Deryckere, who is based outside of the U.S., does not receive long-term incentive compensation pursuant to the LTI plan designed for U.S.-based employees.

Executive retention plan. On December 20, 2010, the DF Compensation Committee approved a three-year performance-based cash retention plan applicable to Dean Foods’ executive officers and certain other key executives. The retention plan was implemented to further ensure leadership continuity, and its objectives are to retain executives and align the executive’s pay with Dean Foods’ financial performance. Although the retention plan originally included Mr. Engles as a participant, due to the fact that Dean Foods failed to achieve its performance targets in 2010, and to contribute to Dean Foods’ overall cost savings goals, Mr. Engles voluntarily removed himself as a participant from the plan with the approval of the DF Compensation Committee in March 2011 and did not receive any payouts from the retention plan in 2011. Awards under the retention plan are payable in cash based on the criteria set forth below, and will be equal to the executive’s STI target for the corresponding year of measurement for payments made at target.

The retention plan has annual measurement periods for each plan year. The first measurement period ended December 31, 2011 and was measured based on the achievement of 2011 dairy core or business unit strategic objectives related to the officer’s area of responsibility. For the first plan year, participants were eligible to receive payouts of either 0%, 75%, or 100% of target payout depending upon achievement of the strategic objectives. For 2011, the payout to our Named Executive Officers was as follows:

Name	Executive Retention Plan Target as Percentage of Salary	Actual Payout
Gregg L. Engles(1)	—	$—
Kelly J. Haecker	50%	208,200
Bernard P.J. Deryckere	50%	278,531
Blaine E. McPeak	70%	322,000
Thomas N. Zanetich	60%	252,000

(1)	Mr. Engles voluntarily removed himself as a participant from the plan with the approval of the DF Compensation Committee in March 2011.

The following two measurement periods will end on December 31, 2012 and 2013. The DF Compensation Committee originally contemplated that awards for these measurement periods would be measured based on achievement of Dean Foods’ or the business unit’s strategic growth plan for each respective year related to the officer’s area of responsibility. However, because of the substantial changes to Dean Foods’ strategic focus and priorities and its attendant focus on accelerated cost-reduction efforts, the criteria for the award periods ending in 2012 and 2013 will be substantially the same as the criteria used to measure achievement of STI for each individual executive officer, generally consisting of operating income and net sales targets. For these plan years, payments will be made at a maximum of 100% of target payout.

For 2011, the executive was required to be employed as of the end of the performance period to receive the award under the retention plan. Starting in 2012, the DF Compensation Committee determined that executives must be employed through June 24 of the year following the end of the performance period in order to receive the payment. In the event of a change in control of Dean Foods prior to the end of the performance period, the retention plan award will be prorated for the date of the change in control and performance will be measured as of the date of the change in control. If the executive’s employment with Dean Foods terminates for any reason other than a change in control prior to the end of the performance period, the executive forfeits any right to receive payment under the retention plan.

We expect that our executive officers who participate in the retention plan will waive their right to receive payments with respect to the measurement period ending December 31, 2013. They will not waive their right to receive payments with respect to the measurement period ending December 31, 2012, which is expected to be paid in June 2013. See “Our Anticipated Compensation Program Following this Offering—Executive Retention Plan.”

Fiscal year 2012 grants. The Long-Term Incentive Compensation grants made to our Named Executive Officers in fiscal year 2012 were as follows:

Name	RSUs	Options	Target CPUs
Gregg L. Engles(1)	175,316	1,000,000	$—
Kelly J. Haecker	23,084	32,883	—
Bernard P.J. Deryckere(2)	—	—	—
Blaine E. McPeak	55,402	78,920	$300,000
Thomas N. Zanetich	41,551	59,190	$225,000

(1)	For 2012, Mr. Engles’ LTI award originally was intended to consist of 1,499,475 stock options. Subsequently, the DF Compensation Committee granted Mr. Engles RSUs in place of 499,475 stock options.
(2)	Mr. Deryckere, who is based outside of the United States, does not receive long-term incentive compensation pursuant to the LTI plan designed for U.S.-based employees.

Long-term incentive grant policies. Dean Foods’ LTI grant guidelines provide that stock options have an exercise price equal to the closing price of Dean Foods’ stock on the date of grant. In addition, Dean Foods’ policy requires that annual LTI grants to senior executives and other employees be made by the DF Compensation Committee at a meeting held each year on the third business day following its fourth quarter earnings release. The DF Compensation Committee has the ability to postpone the annual grant date if circumstances warrant such postponement. Upon completion of this offering, our board of directors will adopt similar grant guidelines for long-term incentives.

Dean Foods’ Chief Executive Officer, Executive Vice President, General Counsel, and Executive Vice President, Human Resources have limited authority to grant stock options, RSUs, and CPUs in connection with the hiring of new employees or the promotion or special recognition of selected employees. These recruiting and recognition grants shall not exceed an aggregate of 400,000 shares annually, in the case of stock options and RSUs, or $1.2 million in value, in the case of CPUs, and shall not be made to any executive officer of Dean Foods. No individual grant shall exceed 50,000 shares, in the case of stock options and RSUs, or $150,000 in value, in the case of CPUs, without the DF Compensation Committee’s approval. In general, such grants shall be made on the first business day of each quarter for all employees selected for awards, or whose employment began, during the preceding quarter; provided, however, that any of the appropriate officers shall have the authority to make such grants on the first business day of the month on an as-needed basis.

Stock Ownership Guidelines

To further align the interests of Dean Foods’ executives with those of its stockholders, the Dean Foods board of directors adopted minimum stock ownership guidelines for its executive officers. In accordance with those guidelines, Mr. Engles is required to own Dean Foods common stock equal in value to five times his annual base salary and our other Named Executive Officers (other than Mr. Haecker and Mr. Deryckere) are required to own Dean Foods stock equal in value to two times their annual base salaries. Dean Foods’ executive officers not residing in the United States are not subject to the executive stock ownership guidelines. Shares of stock, restricted stock, and RSUs, whether vested or unvested, are counted toward the ownership requirement. Vested and unexercised stock options do not count towards the ownership requirement. Executive officers of Dean Foods have until the later of five years after the adoption of the policy or five years after their becoming an executive officer to satisfy the executive stock ownership guidelines.

Following completion of this offering, we expect that our board of directors will adopt the same minimum stock ownership guidelines for our executive officers. Mr. Engles will be required to own shares of our Class A common stock equal in value to five times his annual base salary and, other than executive officers not residing in the United States, our other executive officers will be required to own shares of our Class A common stock equal in value to two times their annual base salary. Shares of our Class A common stock, restricted stock, and RSUs, whether vested or unvested, will count toward the ownership requirement. Vested and unexercised stock options will not count towards the ownership requirement. Our executive officers will have until the later of five years after the adoption of the guidelines or five years after their becoming an executive officer to satisfy the executive stock ownership guidelines.

Deferred Compensation Plan and Supplemental Employee Retirement Plan; Alpro Top Hat Plan

Employees of Dean Foods with a base compensation in excess of $150,000 may defer a portion of their salary and bonus each year into the Dean Foods Executive Deferred Compensation Plan, which is a tax deferred plan. This program is intended to promote retention by providing a long-term savings opportunity on a tax-efficient basis. Dean Foods believes a deferred salary and bonus plan is a potential retention tool for its eligible executives, and that this program is similar to that offered at most of the companies in the DF Benchmark Comparison Group. The amounts deferred are partially funded as unsecured obligations of Dean Foods, receive no preferential standing, and are subject to the same risks as any of Dean Foods’ other unsecured obligations. The participants in this plan may choose from a number of externally managed mutual fund investments, and their investment balances track the rates of return for these accounts. For more information on amounts deferred pursuant to the Dean Foods Executive Deferred Compensation Plan, see the table entitled “Nonqualified Deferred Compensation for Fiscal Year 2011.”

In addition, Dean Foods maintains a SERP, which is a nonqualified deferred compensation arrangement for its employees earning compensation in excess of the maximum compensation that can be taken into account with respect to the Dean Foods 401(k) Plan, as set forth in the Code. The SERP is designed to provide these employees with retirement benefits from Dean Foods that are equivalent, as a percentage of total compensation, to the benefits provided to other employees. Dean Foods credits to each eligible employee’s account an amount equal to 4% of his or her covered compensation in excess of the maximum described above, and credits interest on those balances at the mid-term applicable federal rate set by the IRS, plus 1%. Each employee’s plan balance will be paid to him or her upon termination of employment, a change in control, or the employee’s death or qualifying disability.

Upon completion of this offering, we anticipate that our Named Executive Officers and other employees will retain their interests in the Dean Foods Executive Deferred Compensation Plan, the SERP, and the Dean Foods 401(k) Plan and may continue to make contributions on the same terms until we cease to be a “controlled company” under the NYSE rules. When and if we cease to be a “controlled company,” these plans will be transferred to us.

Mr. Deryckere is eligible for contributions to the Alpro Top Hat plan, which is a Belgian tax qualified deferred compensation benefit plan for Alpro key employees. Pursuant to the Top Hat plan, Dean Foods contributes 32% of all variable compensation paid to Mr. Deryckere to this plan. As state pension programs in Belgium are capped based on salary, a top hat plan for executives is a common market practice to safeguard retirement benefits for individuals with salaries above the state benefit ceilings. Variable compensation under the Alpro Top Hat plan is composed of STI payments. The Alpro Top Hat plan pays benefits upon retirement, which is defined as age 65, and the benefits are taxable to the participant upon retirement. For information on the payment Mr. Deryckere received with respect to the Alpro Top Hat plan, see the “Summary Compensation Table” and the “All Other Compensation” table.

Alpro Defined Benefit Plan

Mr. Deryckere is a participant in the Alpro Defined Benefit Plan, a defined benefit plan that is available to all Alpro management level employees. The maximum plan benefits include payment to the covered employee of 70% of their final salary, provided the employee has been employed by Alpro for at least 40 years. For more information on this plan, see the “Pension Benefits” table.

Other Compensation

Dean Foods provides its executive officers with a limited number of perquisites. The perquisites are designed to minimize the amount of time the executive officers devote to administrative matters other than Dean Foods business, promote a healthy work/life balance, and provide opportunities for developing business relationships. For example, Dean Foods makes available to its executive officers a health screening program which helps to maintain their overall health. It also provides an executive long-term disability benefit for its executive officers and other key employees that pays the officer a set monthly payment in the event he or she becomes disabled. Dean Foods pays the premium costs for our Named Executive Officers, as reflected in the “Summary Compensation Table.” Per his employment agreement, Mr. Deryckere also receives a car allowance.

The DF Compensation Committee has also approved certain personal use of the Dean Foods corporate aircraft as described below in the “Summary Compensation Table.” The DF Compensation Committee believes the enhanced security and efficiency this benefit provides is appropriate and is in the best interests of Dean Foods and its stockholders. The incremental cost to Dean Foods of providing personal travel on corporate aircraft is included in the “All Other Compensation” table.

The DF Compensation Committee has also approved the payment of relocation costs when hiring or moving executive officers and other employees. The DF Compensation Committee believes it is appropriate and necessary to pay these costs in attracting and retaining top talent in the locations where it operates. In addition, Dean Foods provides a tax benefit to these officers by grossing up amounts reimbursed with respect to taxable expenses including certain closing costs, loss on sale, and duplicate housing. The incremental cost to Dean Foods of providing relocation benefits, including the amounts grossed up for tax purposes, is included in the “Summary Compensation Table” and the “All Other Compensation” table.

In addition, executive officers are eligible to receive financial counseling, including tax and other financial advice, beginning in 2011. Amounts paid on behalf of each officer under this plan are not material and are included in the “All Other Compensation” table.

Dean Foods purchases tickets to various cultural, charitable, civic, entertainment, and sporting events for business development and relationship building purposes, as well as to maintain its involvement in communities in which Dean Foods operates and its employees live. Occasionally, its employees, including its executives, make personal use of tickets that would not otherwise be used for business purposes.

Our senior executives, including our NEOs, participate in Dean Foods’ broad-based programs generally available to all employees or other key employees, including its 401(k) plan, health and dental plans and various other insurance plans, including disability and life insurance.

Following completion of this offering, we expect our employees to continue to participate in these plans until we cease to be a “controlled company,” under the NYSE rules, at which time we will implement our own plans. For additional information regarding perquisites and other compensation, see the “All Other Compensation” table.

Severance and Change in Control Benefits

Dean Foods has entered into agreements with each of our Named Executive Officers, other than Mr. Deryckere, pursuant to which it would provide certain payments in the event of a qualified termination following a change in control, as described under the heading “—Executive Officer Severance—Potential Benefits Upon a Change in Control.” Generally, the executive officer would be paid a lump sum of cash equal to a multiple of his base salary and target STI for the year, plus his target STI prorated to the month in which a qualified termination occurred following a change in control, plus a gross-up payment for excise taxes, along with insurance benefits, outplacement services, and certain other benefits. Generally, Mr. Haecker would be paid a lump sum of cash equal to two times his salary and target STI for the year plus his target STI for the year plus his target STI pro-rated to the month in which a qualified termination occurred following a change in control, along with certain insurance, out placement services and certain other benefits. In addition, all change in control agreements provide that unvested awards under the 1997 Plan and 2007 Plan automatically vest upon the change in control.

The DF Compensation Committee believes that change in control benefits are important for attracting and retaining executive talent and help to ensure that executive officers can remain focused during periods of uncertainty. These are particularly important in an environment where merger and acquisition activity is high. Dean Foods believes that its change in control benefits are consistent with those maintained by comparable companies. Some of the change in control agreements including those agreements with Messrs. Engles, McPeak, and Zanetich also include provisions to lessen the impact of the federal excise tax on “excess parachute payments.” The so-called “golden parachute” tax rules subject “excess parachute payments” to a dual penalty: the imposition of a 20% excise tax upon the recipient and non-deductibility of such payments by the paying corporation. “Excess parachute payments” are those payments in the nature of compensation that are made to the individual that are contingent on a change in control to the extent the aggregate amount of such payments exceeds the individual’s base amount (generally an average of the individual’s W-2 compensation from Dean Foods for the five years preceding the year in which the change in control occurs) if the aggregate amount of such payments equals or exceeds three times the individual’s “base amount.” Depending upon circumstances, the excise tax can effectively discriminate against new hires who have not received previous compensation from Dean Foods, newly promoted employees depending on their historical compensation from Dean Foods, individuals who have not exercised stock options, and those who have elected to defer compensation. In August 2011, the DF Compensation Committee eliminated excise tax gross up provisions from future change in control agreements. No changes were made to any existing change in control agreements, including those with Messrs. Engles, McPeak, and Zanetich. No change in control agreements have been entered into with executive officers subsequent to this change in policy. Estimated payments to the Named Executive Officers pursuant to the change in control agreements are summarized under the heading “—Executive Officer Severance—Potential Benefits Upon a Change in Control.”

Dean Foods also maintains the Dean Foods Executive Severance Plan (the “Dean Foods Executive Severance Plan”) for its U.S.-based executive officers, which provides certain severance benefits in the event of a qualified termination, which is defined as a termination other than for “cause,” or if the executive officer terminates his or her employment due to a material reduction in compensation or scope of duties or relocation (as described under “—Executive Officer Severance—Executive Severance Plan Estimated Payments Upon a Qualified Termination”). In November 2010, the DF Compensation Committee amended the plan to include Mr. Engles. The DF Compensation Committee considered an analysis by Mercer, which indicated that the majority of the Company’s Benchmark Comparison Group include the Chief Executive Officer in similar plans, and that of those companies, the median benefit included a two-year salary payment and similar additional benefits. Generally, upon a qualified termination, an executive officer will receive a cash payment equal to two times his or her annual base salary plus his or her target bonus, a payment in the amount of the officer’s prorated bonus for the year of termination, a cash payment for the in-the-money value of any long-term incentive awards that would vest during the two years following the date of severance, or during the three years following the date of severance in the case of Mr. Engles, and certain health benefits and outplacement services. Dean Foods believes this plan helps create stability during periods of significant change, aids in recruiting and retaining executive talent and enables Dean Foods to avoid negotiating individual severance arrangements. Dean Foods also believes this plan reduces the likelihood and extent of litigation from executive separation. In addition, Dean Foods requires each of its executives to sign non-competition and non-solicitation agreements effective for two years post termination. Dean Foods believes that its severance benefits are consistent with those maintained by comparable companies. Estimated payments to the Named Executive Officers pursuant to the Executive Severance Plan are summarized under the heading “—Executive Officer Severance—Executive Severance Plan.”

In connection with this offering, the new employment agreements that we expect to enter into with our Named Executive Officers and other executive officers, other than Mr. Deryckere, will modify the definition of a “change in control” under such executive officer’s existing change in control agreement to include a change in control of either Dean Foods or of WhiteWave. All other provisions of the existing agreements will remain in effect. Any tax-free distribution of the shares of our common stock to the stockholders of Dean Foods will be expressly excluded from the definition of change in control.

In connection with this offering, certain of our Named Executive Officers who participate in the Dean Foods Executive Severance Plan would be deemed to have experienced a termination other than “for cause” and would be entitled to terminate employment for “good reason” (as defined under the Dean Foods Executive Severance Plan) due to a material reduction in compensation or scope of duties or relocation and receive severance and other termination benefits under the Dean Foods Executive Severance Plan. We expect, however, that as a condition of receiving an IPO Grant (see “Our Anticipated Compensation Program Following this Offering—Equity Grants Upon Completion of this Offering”) and their employment at WhiteWave, each of these executive officers and our other affected executive officers will waive any right to receive severance or other termination benefits in connection with the assumption of their new duties.

Tax Deductibility Policy

The United States income tax laws generally limit the deductibility of compensation paid to certain Named Executive Officers to $1 million per year. An exception to this general rule exists, in Section 162(m) of the Code, for performance-based compensation that meets certain IRS requirements. Dean Foods has sought and received approval from its stockholders to grant performance-based awards that would, and has granted certain long-term incentive awards that should, qualify for the exception from this deduction limit. As and when appropriate in light of its business objectives, Dean Foods intends to design incentive compensation awards and programs in a manner that satisfies the conditions to this performance-based exception to the otherwise applicable deduction limits.

Although deductibility of compensation is preferred, tax deductibility is not a primary objective of Dean Foods’ compensation programs. Dean Foods believes it is important to retain the flexibility to compensate executive officers competitively, and will continue to monitor its compensation practices and consider additional opportunities to take advantage of the exemption in Section 162(m) of the Code when it believes it is in the best interests of Dean Foods and its stockholders.

Upon completion of this offering, we expect that our board of directors will adopt a similar tax deductibility policy with respect to our Company’s compensation program.

Employment Agreements with our Named Executive Officers

Prior to the closing of this offering, we expect to enter into an employment agreement with each of Messrs. Engles, Haecker, McPeak, and Zanetich that will become effective upon the closing of this offering. Each of these agreements will be void if we fail to complete this offering on or before December 31, 2013. Each of these employment agreements will have an initial term of four years from the closing of this offering, and will automatically renew at the end of its then-current term for successive one-year periods, unless and until we or the executive officer provides a notice of non-renewal at least 30 days prior to the expiration of the agreement’s then- current term. The agreements will provide that each officer will continue to receive a minimum of his existing rate of base salary and continue to receive annual STI opportunities under an annual short-term incentive plan that we expect to establish. Each executive officer will receive benefits coverage consistent with the eligibility provisions of the applicable plans and perquisites on the same basis as generally made available to Dean Foods’ senior executives. The employment agreements will also provide that each officer will receive a grant of stock options and RSUs as of the effective time of the offering (a so-called “IPO Grant”). The terms and conditions of the IPO Grants for each of our Named Executive Officers are outlined below under “Our Anticipated Compensation Program Following this Offering—Equity Grants Upon Completion of this Offering.”

Each of the employment agreements will provide that, if we terminate the officer without cause or the officer terminates employment with good reason, the officer will receive the same severance benefits that would have been payable to him under the Dean Foods Executive Severance Plan. However, by entering into the employment agreement, each officer is agreeing to waive any right under the Dean Foods Executive Severance Plan to terminate employment for good reason due to the change in duties, responsibilities, compensation, or location arising from the transfer of his employment to WhiteWave in connection with this offering. The severance benefits that would be payable are (i) a lump sum payment equal to two times the sum of the officer’s base salary and then-current target short-term incentive award; (ii) a prorated short-term incentive award for the year of termination, subject in the case of a covered employee under Section 162(m) to the achievement of the applicable performance criteria; (iii) a cash payment equal to the value of all in-the-money equity awards that would have become vested in the ordinary course if the officer would have continued in our employ for two (or three, in the case of Mr. Engles) additional years; and (iv) an aggregate cash payment of $50,000 to assist with the cost of providing such officer with outplacement benefits and to purchase COBRA continuation coverage.

The terms “cause” and “good reason” in the new employment agreements generally have the same definitions as under the Dean Foods Executive Severance Plan, except that two additional events will constitute a basis for a termination for good reason for certain of our Named Executive Officers. First, each of Messrs. Engles and Zanetich may voluntarily terminate his employment for good reason within 90 days following the second anniversary of the closing of this offering, if Dean Foods still holds a controlling interest in the voting securities of the Company at that date. The purpose of this clause is to acknowledge that, if we continue to be a controlled subsidiary of Dean Foods for two years after the offering is consummated, Messrs. Engles and Zanetich should be treated as having incurred a diminution of their respective duties and responsibilities by accepting a position with us. Second, following a tax-free distribution of our common stock by Dean Foods to its stockholders, each of Messrs. Engles, Haecker, McPeak, and Zanetich will be deemed to have “good reason” to terminate his employment if we do not provide separation benefits in connection with a change of control that are substantially comparable with the level of separation benefits currently provided under the existing Dean Foods change in control agreements or if we define “good reason” or “cause” in a manner that is materially adverse to such executive as compared to the definitions applicable under the existing Dean Foods agreements. This provision, however, does not require that we continue in effect provisions affording incremental payments due to the imposition of the excise tax on so-called “golden parachute” payments.

Each employment agreement will also contain several covenants provided by the officer for our benefit. Each officer will agree not to compete with our business or to solicit our employees for hire during his or her employment and during the one-year period following termination of employment. Each officer is also required to maintain the confidentiality of our confidential information and to return all company property upon the cessation of employment.

Gregg L. Engles. Historically, Dean Foods has not maintained an employment agreement with Mr. Engles, although it has entered into a change in control agreement with him, pursuant to which he is eligible for the change in control benefits described under the heading “—Executive Officer Severance—Potential Benefits Upon a Change in Control.” Mr. Engles is also eligible for severance benefits under Dean Foods Executive Severance Plan described below under the heading “—Executive Officer Severance—Executive Severance Plan.”

In connection with this offering, we expect to enter into an employment agreement with Mr. Engles, described above.

Blaine E. McPeak. On October 14, 2009, Dean Foods entered into a letter agreement with Mr. McPeak pursuant to which it appointed him President, WhiteWave effective as of November 1, 2009. Pursuant to this letter agreement, Dean Foods agreed to pay Mr. McPeak an annual salary of $450,000, to be reviewed annually by the DF Compensation Committee. Pursuant to the letter agreement, Mr. McPeak was granted 3,445 RSUs (which vest over a three-year period) and options to purchase 10,601 shares of Dean Foods’ common stock (which vest over a three-year period). Pursuant to the letter agreement, Mr. McPeak is eligible for benefits under the Dean Foods Executive Severance Plan as described under the heading “—Executive Officer Severance—Executive Severance Plan.”

Mr. McPeak is eligible to contribute to the Dean Foods Executive Deferred Compensation Plan. Dean Foods agreed to provide certain other benefits to Mr. McPeak, including paid time off and payment of certain COBRA premiums. Mr. McPeak is eligible to receive those benefits offered to all employees generally, including 401(k) and health insurance.

Dean Foods also executed a change in control agreement with Mr. McPeak that provides for certain payments upon a change in control as defined in the agreement. The change in control agreement is similar to those provided to Dean Foods’ other executive officers, the terms and conditions of which are described under the heading, “—Executive Officer Severance—Potential Benefits Upon a Change in Control.” Mr. McPeak is also subject to a non-compete agreement, pursuant to which Mr. McPeak agreed he would not compete with Dean Foods or solicit any of its customers or employees, or interfere with its customer relationships, for two years following his termination. In addition, Mr. McPeak agreed to keep Dean Foods’ proprietary information confidential.

In connection with this offering, we expect to enter into an employment agreement with Mr. McPeak. as described above.

Bernard P.J. Deryckere. In connection with Dean Foods’ acquisition of Alpro from Vandemoortele N.V. in July 2009, Dean Foods assumed the obligations of the existing Alpro employment agreement with Mr. Deryckere. The original agreement provided for a minimum 24-month notice of termination, which could be increased by statute to a maximum of three months per five years of service. Dean Foods could waive the notice period by paying a severance indemnity in the amount of compensation to be received over the notice period. Effective February 4, 2011, Dean Foods executed an amendment to the original agreement with Mr. Deryckere pursuant to which Dean Foods agreed to pay him an amount equal to the greater of 24 months or the maximum statutory amount using the formula set forth above times his current salary, and bonus, upon a termination of the agreement for any reason other than for “serious cause” as defined in Article 35 of the Employment Contracts Act. In addition, if Dean Foods terminates the agreement without “serious cause,” or Mr. Deryckere terminates his employment with Dean Foods for good reason, defined as (i) a material reduction in annual base salary, target annual bonus opportunity, or the aggregate value of benefits; (ii) a material reduction in the scope of duties; or (iii) the relocation of his principal place of employment more than 50 miles from the prior location, Dean Foods shall pay Mr. Deryckere an additional amount equal to twelve months’ salary in addition to the notice period payment, which additional amount shall be reduced by any number of months greater than twenty-four payable with respect to the severance indemnity, calculated by using the maximum statutory formula set forth above.

In addition, Mr. Deryckere is subject to a non-compete and non-solicitation clause pursuant to which he agreed that he would not compete with Dean Foods in the countries in which Alpro conducts business at the time of his termination for a period of twenty-four months following his termination for any reason and would not solicit any of Dean Foods’ employees. In return for this agreement, Dean Foods will pay Mr. Deryckere a gross compensatory lump sum equal to one-half of the compensation that would have been earned by Mr. Deryckere over the non-compete period, unless such clause is waived by Dean Foods, subject to a clawback in the event Mr. Deryckere violates such agreement.

Kelly J. Haecker. Dean Foods does not maintain an employment agreement with Mr. Haecker, although it has entered into a change in control agreement with him, pursuant to which he is eligible for the change in control benefits described under the heading “—Executive Officer Severance—Potential Benefits Upon a Change in Control.” Mr. Haecker is also eligible for severance benefits under Dean Foods’ Executive Severance Plan described below under the heading “Executive Officer Severance—Executive Severance Plan.” In connection with this offering, the Company intends to enter into an employment agreement with Mr. Haecker as described above.

Thomas N. Zanetich. On February 18, 2011, Dean Foods entered into a letter agreement with Mr. Zanetich pursuant to which it appointed him Executive Vice President – Human Resources of Dean Foods effective immediately. Pursuant to this letter agreement, Dean Foods agreed to pay Mr. Zanetich an annual salary of $420,000, to be reviewed annually by the DF Compensation Committee. Pursuant to the letter agreement, Mr. Zanetich was granted 27,174 shares of restricted stock (which vest over a four-year period), options to purchase 35,849 shares of Dean Foods’ common stock (which vest over a four-year period), and a target performance cash award of $131,250 (which will vest over a 34-month period). Pursuant to the letter agreement, Mr. Zanetich is eligible for benefits under the Dean Foods Executive Severance Plan as described under the heading “—Executive Officer Severance—Executive Severance Plan.”

Mr. Zanetich is eligible to contribute to the Dean Foods Executive Deferred Compensation Plan. Dean Foods agreed to provide certain other benefits to Mr. Zanetich, including paid time off and payment of certain COBRA premiums. Mr. Zanetich is eligible to receive those benefits offered to all employees generally, including 401(k) and health insurance.

In connection with this offering, we expect to enter into a new employment agreement with Mr. Zanetich as described above. Dean Foods executed a change in control agreement with Mr. Zanetich that provides for certain payments upon a change in control as defined in the agreement. The change in control agreement is similar to those provided to Dean Foods’ other executive officers, the terms and conditions of which are described under the heading “—Executive Officer Severance—Potential Benefits Upon a Change in Control.”

Our Anticipated Compensation Program Following this Offering

The following section describes the other elements of the anticipated compensation and benefits program that we expect to establish following this offering.

Peer Group Analysis

For purposes of establishing our initial compensation and benefits programs and setting initial base salaries, STI compensation, LTI compensation, and IPO Grants (as discussed below), the DF Compensation Committee has reviewed the total compensation offered by competitors for its management talent. To facilitate this comparison, Mercer recommended the following group of peer companies of WhiteWave to serve as a benchmark, which we refer to as the WhiteWave Benchmark Comparison Group:

• Beam, Inc.	• The Clorox Company
• Constellation Brands, Inc.	• Dr. Pepper Snapple Group Inc.
• The Hain Celestial Group, Inc.	• The Hershey Company
• McCormick and Company, Incorporated	• Molson Coors Brewing Company
• Snyder’s-Lance, Inc.	• TreeHouse Foods, Inc.

The DF Compensation Committee used an analysis conducted by Mercer to assist with its selection of WhiteWave Benchmark Comparison Group companies. The criteria considered by the DF Compensation Committee in selecting peer companies for the WhiteWave Benchmark Comparison Group include the following:

•	median revenues of $3 billion, within a range of $1 billion to $6 billion, and

•	industry category, including consumer food products, food processing or food products, and consumer packaged goods companies.

Upon completion of this offering, our independent directors will assume responsibility for our compensation and benefits programs and compensation decisions, and will evaluate periodically, with assistance from its compensation consultant, the appropriate companies to include in the WhiteWave Benchmark Comparison Group.

Executive Transitions Upon This Offering

Upon completion of this offering, Messrs. Engles, McPeak, Deryckere, and Zanetich will transition from their roles as executive officers of Dean Foods to become executive officers of WhiteWave. While we expect that certain of our NEOs, including Mr. Engles, will receive less total compensation (excluding any IPO Grants) in their new positions at WhiteWave, we also expect that the DF Compensation Committee will take into account their skills and experience serving in executive roles at Dean Foods, a significantly larger enterprise, when setting their target compensation relative to the WhiteWave Benchmark Comparison Group.

Anticipated Compensation Elements

Prior to completion of this offering, the DF Compensation Committee will approve compensation plans and arrangements for the WhiteWave NEOs that will generally become effective upon completion of this offering. The WhiteWave management compensation program will consist generally of base salary, STI, and LTI.

The DF Compensation Committee has approved the 2012 SIP, as described below under “—Description of the 2012 Stock Incentive Plan.”

Base Compensation

The DF Compensation Committee will approve the initial base salaries for our Named Executive Officers and certain other executives. We expect that the base salaries established for each Named Executive Officer will be as follows:

Mr. Engles	$
Mr. McPeak	$
Mr. Haecker	$
Mr. Deryckere	$
Mr. Zanetich	$

Annual STI Plan

We expect that the STI target levels for each Named Executive Officer, expressed as a percentage of base salary, will be as follows:

Mr. Engles	%
Mr. McPeak	%
Mr. Haecker	%
Mr. Deryckere	%
Mr. Zanetich	%

The design of the WhiteWave STI Plan is not yet complete. We expect, however, that it will contain net sales and operating income targets substantially similar to the existing WWF Operating Company STI incentive plan design described above.

Long-Term Equity Performance Incentives

We expect that the regular grant cycle for WhiteWave will be in the first quarter of each calendar year. The recommended target LTI compensation amounts for each executive, which will be granted under the 2012 SIP, will be as follows:

Mr. Engles	$
Mr. McPeak	$
Mr. Haecker	$
Mr. Deryckere	$
Mr. Zanetich	$

The terms and amounts of any actual grants made following completion of this offering will be determined by our independent directors or our Compensation Committee if one has been constituted.

Equity Grants Upon Completion of This Offering

We expect to grant the IPO Grants to our Named Executive Officers and certain other WhiteWave executives and employees upon completion of this offering. We expect that each WhiteWave employee receiving a Dean Foods LTI grant in 2012 will be eligible to receive an IPO Grant. These grants are intended to:

•	provide the Named Executive Officers and other employees receiving IPO Grants an immediate equity interest in WhiteWave in order to align their interests with those of WhiteWave stockholders;

•

induce certain of the Named Executive Officers to accept their executive roles at our Company, and to waive their rights under the Dean Foods Executive Severance Plan to terminate their employment for “good reason” due to the change in their duties, compensation, or location arising from their new roles at WhiteWave. See “Severance and Change in Control Benefits” and “—Estimated Payments upon a Qualified Termination”; and

•

compensate certain of the Named Executive Officers for compensation and benefits they will forego as a result of terminating their Dean Foods employment, and their participation in current Dean Foods compensation plans and awards, particularly the Executive Retention Plan, the 2011 CPUs, and the 2012 CPUs. See “—Executive Retention Plan” and “—Cash Performance Units”.

We expect that IPO Grants with an aggregate value of approximately $25 million to $35 million will be made upon effectiveness of this offering. We anticipate that the following IPO Grant values will be established prior to completion of this offering:

Gregg L. Engles	$
Blaine E. McPeak	$
Kelly J. Haecker	$
Bernard P.J. Deryckere	$
Thomas N. Zanetich	$
All Other Executive Officers	$
All Other Employees	$
Total	$

We expect that the IPO Grants to Named Executive Officers will consist of 50% WhiteWave stock options and 50% WhiteWave RSUs, with both options and RSUs to be issued pursuant to the 2012 SIP, to vest pro rata on each of the first, second, and third anniversaries of the completion of this offering, and to vest in their entirety upon a change in control of the Company or Dean Foods. We expect that the exercise price of the stock options granted pursuant to the IPO Grants will be the initial public offering price.

Treatment of Outstanding Dean Foods Equity Awards

Following completion of this offering, all outstanding Dean Foods stock options and restricted stock units will remain outstanding and will not be modified. It is currently anticipated that all Dean Foods stock options and unvested restricted stock units held by our employees on the date of a spin-off or other corporate transaction requiring a similar conversion will be converted into options or restricted stock units, as applicable, with respect to our Class A common stock. The conversion of such equity securities will be conducted in a manner intended to preserve the value of those equity awards by taking account of the relative values of Dean Foods common stock and WhiteWave common stock as of the tax-free distribution, or any other corporate transaction requiring such conversion, based on an average of trading prices. Such modified awards will otherwise have substantially identical terms, including term and vesting provisions, as the existing Dean Foods equity awards.

Treatment of Outstanding Dean Foods CPUs

With respect to outstanding CPUs, we expect that our Named Executive Officers will remain eligible to receive the full payout, if any, that they would have been eligible to receive with respect to the performance period ending December 31, 2012, without regard to the date of completion of this offering. Following completion of this offering, we expect that the two cycles of CPUs that remain outstanding (those with a performance period ending December 31, 2013 and those with a performance period ending December 31, 2014) will be valued as of December 31, 2012 instead of at the originally scheduled end of the performance period. Any payout earned as of December 31, 2012 will be paid on a prorated basis as described below.

Change in Control Agreements

In connection with this offering, we intend to amend our existing change in control agreements with our Named Executive Officers (other than Mr. Deryckere who does not have a change in control agreement), as described in “—Executive Officer Severance,” so that the definition of a “change in control” will include changes in control of either our Company or Dean Foods until such time that Dean Foods ceases to own a majority of the outstanding voting power of our outstanding common stock. All other provisions of the existing agreements will remain in effect. Any tax-free distribution of the shares of our common stock to the stockholders of Dean Foods will be expressly excluded from the definition of change in control. See “—New Employment Agreements with Named Executive Officers” above.

As described above, we anticipate that our Named Executive Officers (other than Mr. Deryckere) and other employees will continue to participate in the Dean Foods SERP, the Dean Foods Executive Deferred Compensation Plan, and the Dean Foods 401(k) plan until we cease to be a “controlled company.” Mr. Deryckere will continue to participate in the benefits plans in which he currently participates pursuant to his ongoing employment agreements.

Executive Retention Plan and Other Dean Foods Benefit Plans

We do not intend to adopt an executive retention plan for our Named Executive Officers. As described above under “Executive Retention Plan,” we expect that our executive officers who participate in the Dean Foods Executive Retention Plan will waive their right to receive payments with respect to the measurement period ending December 31, 2013. They will not waive their right to receive payments with respect to the measurement period ending December 31, 2012, which are expected to be paid in June 2013.

Description of the 2012 Stock Incentive Plan

In anticipation of this offering, we have adopted the 2012 SIP, the terms of which are summarized below. We expect that, following approval of Dean Foods as our sole stockholder and effective upon completion of this offering, certain awards under the 2012 SIP, which are summarized in the “New Plan Benefits” table set forth below, will be made to our executive officers, our non-employee directors, and other Company employees.

Description of the 2012 SIP

The purposes of the 2012 SIP are to attract and retain non-employee directors, consultants, executive personnel, and other key employees of outstanding ability, to motivate them by means of performance-related incentives, and to enable them to participate in our growth and financial success. Eligibility to participate in the 2012 SIP is limited to our employees (including officers and directors who are employees), non-employee directors, and consultants, and employees, non-employee directors, and consultants of our subsidiaries.

Until such time as our board of directors determines to constitute a compensation committee, the 2012 SIP will be administered by our independent directors within the parameters initially established by Dean Foods and the DF Compensation Committee, except that the DF Compensation Committee will administer the 2012 SIP and determine any grants to be awarded under it prior to the completion of this offering. Following the constitution of a compensation committee of our board of directors, all references in this section to “our independent directors” shall be deemed to refer to our compensation committee.

Our independent directors will, from time to time, determine the specific persons to whom awards under the 2012 SIP will be granted, the extent of any such awards, and the terms and conditions of each award. Our independent directors may delegate this authority, in their discretion, to our Chief Executive Officer or other officers, but may only delegate authority with respect to grants to individuals who are not executive officers of the Company and only to the extent that such delegation is permitted under applicable law. Our independent directors or their designee, pursuant to the terms of the 2012 SIP, also will make all other necessary decisions and interpretations under the 2012 SIP.

Under the 2012 SIP, our independent directors may grant awards of various types of equity-based compensation, including stock options, stock appreciation rights, restricted stock and restricted stock units, performance shares and performance units, and other types of equity-based awards.

Only Class A common stock may be awarded under the 2012 SIP and the maximum number of shares of Class A common stock that are available to be awarded under the 2012 SIP is                      shares. The maximum number of shares of Class A common stock that may be issued under the 2012 SIP with respect to incentive stock options is                      shares. In addition, no participant may be granted awards of restricted stock, restricted stock units, performance shares, and performance units covering more than                      shares of Class A common stock in any calendar year, and no participant may be granted options and SARs covering more than                      shares of Class A common stock in any calendar year. These limits may be modified upon certain corporate events, including recapitalizations, in order to preserve, or prevent the enlargement of, benefits or potential benefits under the 2012 SIP, as may the awards themselves. If, following completion of this offering, Dean Foods determines to effect a spin-off or other disposition of all or a portion of its ownership interest in us, these limits will not apply with respect to awards that may be made under the 2012 SIP in replacement of then outstanding awards in respect of Dean Foods common stock outstanding immediately prior to the distribution or disposition. No more than $                     may be paid to any one participant with respect to cash-based awards made during a calendar year.

Performance Shares and Performance Units; Performance Awards; Performance Criteria

Our independent directors may grant awards of performance shares or performance units under the 2012 SIP based upon the achievement of specified performance objectives or the occurrence of other events, such as a change in control, as determined by the independent directors in their discretion. The independent directors have the authority to determine other terms and conditions of the performance shares and performance units, including conditioning payment on the participant’s completing a minimum period of service following the grant date. Participants may not transfer any shares underlying such awards before they vest. Our independent directors may also grant performance awards under the 2012 SIP. Performance awards may be payable in cash or in shares of Class A common stock, and may relate to a single-year performance period, such as an annual bonus award, or multi-year periods.

Our independent directors may establish performance goals applicable to any award, including performance awards, performance shares, and performance units. When establishing a performance goal, the independent directors will determine the performance period over which performance against the goal will be measured and the amount of cash or number or value of shares of Class A common stock that may be earned based on the level of the performance goal achieved. Additional provisions that relate to the setting of the performance goal, certifying achievement of performance against the goal and the amount earned, and exercising negative discretion to reduce the amount earned and that apply to awards made to executive officers are intended to meet the tax deducibility rules for “performance-based” compensation under Section 162(m) of the Code.

The 2012 SIP provides that the independent directors may base the performance goals upon the relative or comparative attainment of one or more of the following performance criteria (whether in absolute terms or relative to the performance of one or more similarly situated companies or a published index covering the performance of a number of companies): total shareholder return, stock price, operating earnings or margins, net earnings, earnings per share, EBITDA, net sales, return on equity, income, market share, return on investment, return on capital employed, working capital, return on invested capital, level of expenses, revenue, cash flow, and, in the case of persons who are not executive officers, such other criteria as may be determined by the independent directors. Performance criteria may be established on a Company-wide basis or with respect to one or more business units, divisions, or subsidiaries. When establishing performance criteria for a performance period, the independent directors may exclude any or all charges or costs associated with restructurings of the Company or any subsidiary, discontinued operations, other unusual or non-recurring items, the cumulative effects of accounting changes, or such other objective factors as the independent directors deem appropriate.

Unless otherwise determined by the independent directors or provided in an employment or individual severance agreement, if a participant’s service is terminated by reason of death, disability, or retirement during the performance period, but at least one year into the performance period, the participant will be entitled to a distribution of the same number of performance awards or performance shares, as well as the value of performance units (without pro-ration) that would have been payable for the performance period had his service continued until the end of the performance period. If a participant’s service is terminated for any other reason, performance awards, performance shares, and the value of performance units relating to the relevant performance period will be immediately forfeited and cancelled (unless otherwise determined by the independent directors or provided in an employment or individual severance agreement), and, in any event, all such performance awards, performance shares, and the value of performance units will be immediately forfeited and cancelled upon termination of service for cause.

Restricted Stock and RSUs

The independent directors may grant awards of restricted stock and restricted stock units under the 2012 SIP. Restricted stock and RSUs are forfeitable until they vest, and the participant may not transfer the restricted stock before it vests. Unless otherwise determined by our independent directors, restricted stock and RSUs will vest ratably over three years on each anniversary of the date of grant (subject to the participant’s continued service with us) or upon satisfaction of any additional conditions to vesting, such as the achievement of specified performance objectives or changes in control, as determined by the independent directors in their discretion. Unless otherwise determined by the independent directors or provided in an award, employment or individual severance agreement, if a participant’s service is terminated by reason of death, disability, or retirement during the restricted period, a pro rata portion of any restricted stock or RSUs held by the participant will vest and no longer be forfeitable based on the number of full calendar months of the participant’s service relative to the number of months in the restricted period at the date of termination. If a participant’s service is terminated for any other reason, any restricted stock or RSUs held by the participant will be immediately forfeited and cancelled (unless otherwise determined by the independent directors or provided in an employment or individual severance agreement), and, in any event, all such restricted stock and RSUs will be immediately forfeited and cancelled upon termination of service for cause.

Stock Options and Stock Appreciation Rights

The independent directors may grant awards of stock options and stock appreciation rights under the 2012 SIP. The stock options may be either “incentive stock options” (as that term is defined in Section 422 of the Code), which provide the recipient with favorable tax treatment, or options that are not incentive stock options (“non-qualified stock options”). The independent directors have the authority to determine the terms and conditions of the stock options, including the number of shares subject to each stock option and SAR, the exercise price per share, which must be at least the fair market value of a share of our Class A common stock on the date of grant (as determined in accordance with the 2012 SIP), and when the stock option or SAR will become exercisable. Unless otherwise determined by the independent directors, or provided in an award, employment or individual severance agreement, the stock options and SARs will become vested and exercisable in three approximately equal installments on each of the first three anniversaries of the date of grant. Stock options and SARs may also become exercisable upon satisfaction of any additional conditions to vesting, such as the achievement of specified performance objectives or changes in control, as determined by the independent directors in their discretion. The exercise period for any stock options and SARs awarded under the 2012 SIP may not extend beyond ten years from the date of grant.

Stock options and SARs awarded under the 2012 SIP that vest and become exercisable may be exercised in whole or in part. The exercise price of a stock option may be paid either in cash or cash equivalents or, if permitted by the independent directors, with previously acquired shares of our Class A common stock, by means of a brokered cashless exercise, or by a combination of the foregoing, provided that the consideration tendered, valued as of the date tendered, is at least equal to the exercise price for the stock options being exercised. Additionally, options may be “net exercised,” that is, the excess, if any, of the full fair market value of the shares issuable upon exercise of the options being exercised over the exercise price for such shares will be delivered in shares of Class A common stock without any requirement that the participant pay the exercise price.

Stock appreciation rights, or SARs, are similar to stock options, except that no exercise price is required to be paid. Upon exercise of a SAR, the participant will receive payment equal to the increase in the fair market value of a share of Class A common stock on the date of exercise over the exercise price (fair market value on date of grant) times the number of shares of Class A common stock as to which the SAR is being exercised. The payment will be made in cash or shares of Class A common stock of equivalent value.

Unless otherwise determined by the independent directors or provided for in an award, employment, or individual severance agreement, if a participant’s service is terminated by reason of death or disability, all stock options and SARs held by the participant at the date of termination will vest and become exercisable and will remain exercisable until the earlier of (i) the second anniversary of such termination (or, for incentive stock options, the first anniversary of such termination) or (ii) the expiration date of the option or SAR. If a participant’s service is terminated for any other reason, any stock options held by the participant that have not become vested and exercisable will be immediately cancelled and any stock options and SARs that have become vested and exercisable will remain exercisable for 90 days following such termination. In any event, all stock options and SARs (whether or not then vested and exercisable) will be immediately cancelled upon termination of service for cause.

Other Stock-Based Awards

The 2012 SIP permits the independent directors to grant other forms of stock-based awards with such terms and conditions as the independent directors determine, including provisions relating to the impact of termination of service and a change in control. Such awards may include outright grants of shares of Class A common stock without restriction or awards structured to meet the requirements of non-U.S. law or practice. Such awards may be settled by the issuance of shares of Class A common stock or by a cash payment equal to the value of the shares earned under the award.

Change in Control

Except as otherwise provided in an employment or individual severance agreement or award agreement, upon a change in control (as defined in the 2012 SIP) of the Company, (i) all outstanding stock options and SARs will become immediately vested and exercisable; (ii) the restricted period of all outstanding restricted stock and restricted stock units will immediately lapse; and (iii) each outstanding performance award, performance share, and performance unit will be cancelled in exchange for at least 100% of the amount earned upon full achievement of applicable performance criteria. In addition, the independent directors may provide that in connection with a change in control:

•

each stock option and SAR will be cancelled in exchange for an amount equal to the excess, if any, of the fair market value of our Class A common stock over the exercise price for such option or SAR; and

•

each share of restricted stock and each restricted stock unit will be cancelled in exchange for an amount equal to the fair market value of a share of Class A common stock multiplied by the number of shares of Class A common stock covered by such award. All amounts payable as a result of a change in control will be paid in cash or, at the discretion of the independent directors, in shares of stock of any new employer.

If a change in control occurs as a result of a merger, reorganization, consolidation, or sale of all or substantially all of our assets, any participant whose service is involuntarily terminated (other than for cause) on or after the date on which our stockholders approve the transaction giving rise to the change in control will be treated for purposes of the 2012 SIP as continuing service with us until the consummation of the change in control and to have been terminated immediately thereafter.

Amendment and Termination

Our board of directors may terminate or suspend the 2012 SIP at any time, and from time to time may amend or modify the 2012 SIP, provided that without the approval by a majority of the votes cast at a duly constituted meeting of stockholders, no amendment or modification to the 2012 SIP may (i) materially increase the benefits accruing to participants under the 2012 SIP, (ii) except as a result of an adjustment in capitalization, materially increase the number of shares of stock subject to awards under the 2012 SIP or the number of awards or amount of cash that may be granted to a participant under the 2012 SIP, (iii) materially modify the requirements for participation in the 2012 SIP, or (iv) materially modify the 2012 SIP in any way that would require stockholder approval under any regulatory requirement that the independent directors, or the compensation committee, if constituted, determines to be applicable. Consequently, the 2012 SIP cannot be amended to remove the prohibition on re-pricing or to permit the grant of options or SARs at below fair market value exercise prices without stockholder approval. No amendment, modification, or termination of the 2012 SIP shall in any material way adversely affect any award previously granted under the 2012 SIP without the consent of the participant. The 2012 SIP shall continue in effect, unless sooner terminated by the board of directors, until August 7, 2022, the tenth anniversary of the date on which the 2012 SIP was adopted by the board of directors, at which time no additional awards may be granted after that date.

Plan Benefits

As of                     , 2012, approximately                  persons, including the persons expected to serve as the Company’s executive officers and the Company’s non-employee directors, would be expected to be eligible to receive awards under the 2012 SIP. The granting of awards under the 2012 SIP is discretionary, and except as otherwise provided below with respect to the awards that will become effective as of the effective time of this offering, we cannot now determine with any certainty the number or type of awards to be granted in the future to any particular person or group. As noted above, in addition to the awards listed below, it is expected that in connection with and effective simultaneously with the spin-off, or any other corporate transaction requiring conversion of equity settled LTI, outstanding equity awards with respect to Dean Foods common stock will be converted into equity awards granted under the 2012 SIP with respect to the Company’s common stock, which will have substantially equivalent value and substantially identical terms to the awards they replace. See “Our Anticipated Compensation Program Following this Offering—Treatment of Outstanding Dean Foods Equity Awards” above.

Summary Compensation Table

The following chart shows the compensation paid during fiscal year 2011 to our Named Executive Officers.

2011 Compensation	Year	Salary ($)(1)	Stock awards ($)(2)	Option awards ($)(3)	Non-equity incentive plan compensation ($)(4)	Change in pension value and non-qualified deferred compensation earnings	All other compensation ($)(5)	Total ($)(6)
Name and principal position
Gregg L. Engles, Chairman of the Board and Chief Executive Officer of Dean Foods	2011	1,016,667	2,350,004	2,884,833	2,293,920	—	90,536	8,635,960

Kelly J. Haecker, Chief Financial Officer, WWF Operating Company	2011	416,400	200,894	103,452	480,135	—	34,791	1,235,672

Bernard P.J. Deryckere, Chief Executive Officer, Alpro	2011	557,062	—	—	579,343	111,919	215,466	1,463,790

Blaine E. McPeak, President, WhiteWave	2011	460,000	550,001	193,108	776,707	—	56,182	2,035,998

Thomas L. Zanetich, Executive Vice President, Human Resources, Dean Foods	2011	417,037	412,501	144,830	573,149	—	31,336	1,578,853

(1)	Amounts shown include amounts deferred under the Dean Foods Deferred Compensation Plan and the 401(k) Plan.

(2)	Amounts shown reflect the aggregate grant date fair value of stock awards as calculated in accordance with Financial Accounting Standards related to “Compensation—Stock Compensation” for all years presented, without taking into account estimated forfeitures. The aggregate grant date fair value of RSUs is equal to the closing price of Dean Foods’ common stock on the date of grant multiplied by the number of RSUs awarded. The assumptions used in valuing CPUs are described below. For each Named Executive Officer, the amounts reflected in the Stock Awards column above for 2011 represent a combination of RSUs and CPUs, as follows:

Name	Year	RSUs	CPUs	Total
Gregg L. Engles	2011	$1,200,004	$1,150,000	$2,350,004
Kelly J. Haecker	2011	$200,894	—	$200,894
Bernard P.J. Deryckere	2011	—	—	—
Blaine E. McPeak	2011	$375,001	$175,000	$550,001
Thomas N. Zanetich	2011	$281,251	$131,250	$412,501

The estimate of grant date fair value for the 2011 CPUs assumes vesting at target, which is the probable outcome of the performance objectives as of the grant date. Dean Foods must meet a threshold performance metric at the end of the performance period in order for the awards granted under the performance cash plan to be payable. Actual payouts for these awards at the end of the performance period will range from 0% to 200% of the amounts shown in the table above.

(3)	Amounts shown reflect stock option awards. This column reflects the aggregate grant date fair value of option awards for 2011, without taking into account estimated forfeitures. The fair value of each option award is estimated on the date of grant using the Black-Scholes valuation model, using the following assumptions:

The expected term of the options represent the estimated period of time until exercise and is based on historical experience of similar awards, giving consideration to contractual terms (generally 10 years), vesting schedules, and expectations of future employee and director behavior. Expected stock price volatility is based on a combination of historical volatility of Dean Foods stock and expectations with regard to future volatility. The risk-free rates are based on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent remaining term. Dean Foods has not historically declared or paid a regular cash dividend on its common stock, and has no current plans to pay a cash dividend in the future.

2011
Expected volatility	41%
Expected dividend yield	0%
Expected option term	5 years
Risk-free rate of return	1.32 to 2.30%

(4)	Amounts include STI and Dean Foods Executive Retention Plan payments earned in 2011 as presented below.

Name	STI	Executive retention plan	Total
Gregg L. Engles	$2,293,920	$—	$2,293,920
Kelly J. Haecker	$271,935	$208,200	$480,135
Bernard P.J. Deryckere	$300,813	$278,531	$579,344
Blaine E. McPeak	$454,707	$322,000	$776,707
Thomas N. Zanetich	$321,149	$252,000	$573,149

See “Compensation Discussion and Analysis—Annual Cash Compensation—STI compensation” and “—Executive Retention Plan” for a description of these plans.

(5)	See the “All Other Compensation” table below for a description of the included amounts.

(6)	Represents the sum of the compensation amounts (expressed in dollars) shown in the columns to the left.

All Other Compensation(1)

Name	Year	Aircraft usage ($)(2)	401(k) ($)(3)	SERP ($)(4)	Life insurance ($)(5)	Long-term disability premiums ($)	Defined contri- bution plan ($)(6)	Other ($)(7)	Total ($)
Gregg L. Engles	2011	20,166	11,000	50,667	4,002	4,701	—	—	90,536
Kelly J. Haecker	2011	—	11,000	19,302	1,036	3,395	—	58	34,791
Bernard P.J. Deryckere	2011	—	—	—	10,906	4,167	181,495	18,898	215,466
Blaine E. McPeak	2011	—	10,131	21,134	1,152	3,219	—	20,546	56,182
Thomas N. Zanetich	2011	—	6,881	16,318	3,315	4,822	—	—	31,336

(1)	The amounts in the table do not include group health, hospitalization, medical reimbursement, disability or other benefits that are available to all Dean Foods employees, or the incremental cost of any health-related screenings.

(2)	The amounts shown for personal use of Dean Foods’ aircraft is Dean Foods’ incremental cost of operating the aircraft. The incremental cost of personal travel on Dean Foods’ corporate aircraft is based on Dean Foods’ variable cost per hour of operating aircraft multiplied by the number of hours of personal travel.

(3)	Amounts shown are for matching contributions by Dean Foods.

(4)	The DF Compensation Committee approved a SERP for the benefit of employees who receive salary and bonus in excess of the amount that IRS regulations allow to be contributed to a 401(k) plan. The amount shown in this column includes the amount credited to the Named Executive Officer under the SERP. See “Compensation Discussion and Analysis—Deferred Compensation Plan and Supplemental Employee Retirement Plan, Alpro Top Hat Plan” for more information on the SERP.

(5)	Amounts shown relate to life insurance policies available to all Dean Foods employees generally.

(6)	The amounts shown are paid pursuant to Alpro’s Top Hat Plan and Defined Benefit Plan, and reflect contributions to a retirement plan.

(7)	Includes a car allowance for Mr. Deryckere and gross-up amounts of $6,386 for taxes payable related to financial counseling services of $14,000 and a $160 gift card for Mr. McPeak.

Grants of Plan-Based Awards in Fiscal Year 2011

		Estimated future payouts under non-equity incentive plan awards		Estimated future payouts under equity incentive plan awards			All other stock awards; number of shares of stock or units (#)(3)	All other option awards; number of securities underlying options (#)(4)	Exercise or base price of option awards ($/Sh)	Grant date fair value of stock and option awards ($)
Name	Grant date	Target ($)(1)	Maximum ($)(1)	Threshold CPU awards ($)(2)	Target CPU awards ($)(2)	Maximum CPU awards ($)(2)
Gregg L. Engles	—	1,800,000	4,320,000
	2/24/2011			287,500	1,150,000	2,300,000				1,150,000
	2/24/2011						119,048			1,200,004
	2/24/2011							753,220	10.35	2,884,833

Kelly J. Haecker	—	416,400	624,600
	2/18/2011						19,410			200,894
	2/18/2011							25,607	10.35	103,452

Bernard P.J. Deryckere(5)	—	557,062	835,594

Blaine E. McPeak	—	644,000	1,094,800
	2/18/2011			43,750	175,000	350,000				175,000
	2/18/2011						36,232			375,001
	2/18/2011							47,799	10.35	193,108

Thomas N. Zanetich	—	504,000	806,400
	2/18/2011			32,813	131,250	262,500				131,250
	2/18/2011						27,174			281,251
	2/18/2011							35,849	10.35	144,830

(1)	Includes amounts payable for STI and Executive Retention Plan. The actual amounts paid pursuant to these awards are included in the “Summary Compensation Table” in the “Non-Equity Incentive Plan Compensation” column. See “Compensation Discussion and Analysis—Annual Cash Compensation—STI Compensation” for a description of this plan.

(2)

Reflects possible payout range of 2011 CPUs. The aggregate grant date fair value as calculated in accordance with Financial Accounting Standards related to “Compensation—Stock Compensation” and based upon the probable outcome of the performance conditions as of the grant date is also reported in the “Stock Awards” column of the “Summary Compensation Table.” Actual amounts payable with respect to the 2011 CPU awards could range from 0% to 200% of the amounts set forth in the “Target CPU Awards” column above. If Dean Foods’ TSR percentile ranking relative to the Performance Comparison Group falls between 25% to 30.9% at the end of the performance period, the awards will be paid out at 25% of target. Below the 25th percentile ranking, no amounts are payable under the CPUs. See “Compensation Mix—Long-Term incentive compensation” for a description of the performance measures for the CPUs.

(3)	RSU awards were granted pursuant to Dean Foods’ 2007 Plan. Each employee’s RSUs granted in 2011 vest ratably over three years beginning on the first anniversary of the grant date. All unvested RSUs vest immediately upon a change of control, and in the following additional circumstances: (i) an employee with 10 years of service retires after reaching the age of 55, (ii) an employee retires after reaching the age of 65, and (iii) in certain cases upon death or qualified disability.

(4)	Option awards were granted pursuant to Dean Foods’ 2007 Plan. Option awards vest ratably over three years beginning on the first anniversary of the grant date. All unvested options vest immediately upon a change of control, and in the following additional circumstances: (i) an employee with 10 years of service retires after reaching the age of 55, (ii) an employee retires after reaching the age of 65, and (iii) in certain cases upon death or qualified disability.

(5)	Mr. Deryckere is based outside of the United States, and does not receive equity-based grants under the Dean Foods LTI plans.

Outstanding Equity Awards at 2011 Fiscal Year-End(1)(2)

		Option awards(3)				Stock awards(4)
Name	Grant date	Number of securities underlying unexercised options exercisable	Number of securities underlying unexercised options unexercisable	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (5)	Equity incentive plan awards: market value or payout value of unearned shares, units or other rights that have not vested ($)(5)
Gregg L. Engles	2/24/2011	—	753,220	10.35	2/24/2021	119,048	1,333,338	2,300,000	2,300,000
	2/12/2010	74,028	148,056	14.56	2/12/2020	50,190	562,128	460,000	460,000
	2/13/2009	286,667	143,333	20.07	2/13/2019	47,333	530,130	—	—
	1/15/2008	415,000	—	25.37	1/15/2018	54,000	604,800	—	—
	2/12/2007	361,497	—	30.11	2/12/2017	29,390	329,168	—	—
	1/13/2006	640,702	—	25.68	1/13/2016	—	—	—	—
	1/7/2005	501,200	—	18.30	1/7/2015	—	—	—	—
	1/13/2004	536,234	—	17.91	1/13/2014	—	—	—	—
	1/6/2003	950,101	—	14.25	1/6/2013	—	—	—	—
TOTAL		3,765,429	1,044,609			299,961	3,359,564	2,760,000	2,760,000

Kelly J. Haecker	2/18/2011	—	25,607	10.35	2/18/2021	19,410	217,392	—	—
	2/12/2010	5,633	11,265	14.56	2/12/2020	3,818	42,762	35,000	35,000
	2/13/2009	19,000	9,500	20.07	2/13/2019	3,166	35,459	—	—
	1/15/2008	28,000	—	25.37	1/15/2018	3,400	38,080	—	—
	2/12/2007	44,085	—	30.11	2/12/2017	1,763	19,746	—	—
	3/7/2006	88,170	—	25.39	3/7/2016	—	—	—	—
TOTAL		184,888	46,372			31,557	353,439	35,000	35,000

Bernard P.J. Deryckere(6)	—	—	—	—	—	—	—	—	—
TOTAL	—	—	—	—	—	—	—	—	—

Blaine E. McPeak	2/18/2011	—	47,799	10.35	2/18/2021	36,232	405,798	350,000	350,000
	2/12/2010	9,656	19,311	14.56	2/12/2020	6,546	73,315	60,000	60,000
	11/2/2009	7,068	3,533	16.69	11/2/2019	1,148	12,858	—	—
	2/13/2009	19,000	9,500	20.07	2/13/2019	3,166	35,459	—	—
	6/2/2008	7,000	—	21.06	6/2/2018	600	6,720	—	—
	1/15/2008	28,000	—	25.37	1/15/2018	3,400	38,080	—	—
	2/28/2007	73,475	—	30.64	2/28/2017	4,408	49,370	—	—
TOTAL		144,199	80,143			55,500	621,600	410,000	410,000

Thomas N. Zanetich	2/18/2011	—	35,849	10.35	2/18/2021	27,174	304,349	262,500	262,500
	2/12/2010	3,621	7,242	14.56	2/12/2020	2,454	27,485	22,500	22,500
	2/13/2009	14,000	7,000	20.07	2/13/2019	2,433	27,250	—	—
	1/15/2008	24,000	—	25.37	1/15/2018	2,800	31,360	—	—
	2/12/2007	36,738	—	30.11	2/12/2017	1,763	19,746	—	—
	6/1/2006	22,043	—	24.29	6/1/2016	—	—	—	—
TOTAL		100,402	50,091			36,624	410,190	285,000	285,000

(1)	The amounts shown reflect outstanding equity awards granted under Dean Foods’ 1989 Stock Awards Plan, 1997 Stock Option and Restricted Stock Plan and 2007 Plan.

(2)	Numbers shown in the table include adjustments made in connection with the TreeHouse Foods, Inc. spin-off from Dean Foods and previous stock splits and reflect adjustments as a result of the $15 per share special cash dividend paid by Dean Foods on April 2, 2007.

(3)	Generally, option awards vest one-third on the first anniversary of grant, one-third on the second anniversary of grant, and one-third on the third anniversary of grant, unless otherwise noted. All unvested options vest immediately upon a change of control, and in the following additional circumstances: (i) an employee with 10 years of service retires after reaching the age of 55, (ii) an employee retires after reaching the age of 65, and (iii) in certain cases upon death or qualified disability.

(4)

Each RSU represents the right to receive one share of Dean Foods’ common stock in the future. RSUs have no exercise price. Generally, grants made prior to 2009 vest ratably over five years. All unvested RSUs vest immediately upon a change of control and in the following additional circumstances: (i) an employee with 10 years of service retires after reaching the age of 55, (ii) an employee retires after reaching the age of 65, and (iii) in certain cases upon death or qualified disability.

(5)	Represents outstanding CPUs granted in February 2011 and 2010. The number of unearned units that have not vested and the corresponding payout value reported in the these columns reflects threshold performance with respect to the 2010 CPU awards, as these awards did not exceed threshold performance during 2011, and maximum performance with respect to the 2011 CPU awards, as these awards were at the maximum payout as of December 31, 2011 based on 2011 performance. Dean Foods must meet a threshold performance metric at the end of the performance period for CPUs to become payable. See “Compensation Discussion and Analysis—Long-Term Incentive Compensation—Cash Performance Units” for a description of the performance measures for the CPUs.

(6)	Mr. Deryckere is based outside of the U.S., and does not receive equity-based grants under Dean Foods’ LTI plan.

Option Exercises and Stock Vested in Fiscal Year 2011

	Option awards		Stock awards
Name	Number of shares acquired on exercise	Value realized on exercise ($)	Number of shares acquired on vesting	Value realized on vesting ($)(1)
Gregg L. Engles	—	—	154,976	1,544,039
Kelly J. Haecker	—	—	11,479	114,013
Bernard P.J. Deryckere(2)	—	—	—	—
Blaine E. McPeak	—	—	13,997	142,693
Thomas N. Zanetich	—	—	8,587	91,653

(1)	The value realized on vesting was Dean Foods’ closing stock price on the vesting date multiplied by the number of shares vested.

(2)	Mr. Deryckere is based outside of the United States, and does not receive equity-based grants under Dean Foods’ LTI plan.

2011 Pension Benefits

Name	Plan Name	Number of Years of Credited Service	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Bernard P.J. Deryckere	Alpro Defined Benefit Plan	10	578,150	—

The present value of accumulated benefits was calculated using standard Belgian rates for mortality, inflation, and future salary increases. The value presented is based on Mr. Deryckere’s current base salary and is derived from projected benefits as of December 31, 2011, payable upon retirement at age 60. The Company funds the pension annually in an amount equal to 6.39% of salaries for covered employees. Variable compensation is not included for purposes of pension calculations. The maximum plan benefits assume payment to the covered employee of 70% of their final salary and continuous employment with the company for 40 years.

Deferred Compensation Plan

U.S.-based employees of Dean Foods with a base compensation in excess of $150,000, including our Named Executive Officers, other than Mr. Deryckere, may defer all or a portion of their salary and bonus each year into the Dean Foods Executive Deferred Compensation Plan, which is a tax deferred plan. The balances in the deferred compensation accounts are unsecured general obligations of Dean Foods. This program is intended to promote retention by providing a long-term savings opportunity on a tax-efficient basis. Dean Foods makes no contributions to the plan. The Named Executive Officers who have elected to defer salary and/or bonus pursuant to this plan have accumulated the deferred compensation amounts shown below:

Nonqualified Deferred Compensation for Fiscal Year 2011

Name	Executive contribution in last FY ($)	Registrant contributions in last FY ($)	Aggregate earnings in last FY ($)	Aggregate withdrawals / distributions ($)(1)	Aggregate balance at last FYE ($)
Gregg L. Engles	—	—	—	—	—
Kelly J. Haecker	—	—	(10,668)	—	236,955
Bernard P.J. Deryckere	—	—	—	—	—
Blaine E. McPeak	—	—	—	—	—
Thomas N. Zanetich	—	—	—	—	—

(1)	Subject to the limitations set forth in the Dean Foods Executive Deferred Compensation Plan, participants are required to elect annually the scheduled in-service distribution of amounts deferred in the applicable annual period. Participants have the ability to postpone withdrawals to a later date, while employed, or to the end of their employment with the Company.

Executive Officer Severance

Dean Foods maintains two severance plans for its U.S.-based executive officers, depending on the circumstances that result in their termination. The Dean Foods Executive Severance Plan (the “Severance Plan”) is applicable in the event of certain involuntary terminations. In addition, Dean Foods entered into an amended and restated change in control agreement with each of our Named Executive Officers, other than Mr. Deryckere, which is applicable in the event of a qualifying termination following a change in control. In November 2010, the DF Compensation Committee approved an amendment to Mr. Deryckere’s agreement to provide him with similar benefits as those received by other Named Executive Officers upon a termination that triggers severance benefits. Mr. Deryckere’s agreement, as amended, is summarized under “—Employment Agreements with Named Executive Officers.” The following is a description of the benefits that may be paid to the executive officers pursuant to the Severance Plan and the change in control agreements. A Dean Foods executive officer may not receive benefits under both plans.

Potential Benefits Upon a Change in Control

Dean Foods has entered into agreements with our Named Executive Officers, other than Mr. Deryckere, pursuant to which it must, in the event of a change in control and a subsequent qualifying termination (as defined below):

•

pay each of our Named Executive Officers a lump sum cash payment equal to, in the case of Messrs. Engles, McPeak, and Zanetich, three times, and in the case of Mr. Haecker, two times, his annual base salary plus his target bonus for the year in which the termination occurs, plus a prorated bonus for the portion of the year served prior to termination, in addition to a gross-up payment to pay for any applicable excise taxes;

•	pay each of our Named Executive Officers the unvested balance of his or her 401(k) account, plus three times his or her most recent annual Company match;

•	continue each of our Named Executive Officers’ insurance benefits for two years; and

•	provide certain outplacement services.

In addition, all unvested equity awards vest in full upon a change in control. With respect to CPU awards, the amount is prorated based on the date of the change in control using that date as the performance measurement date.

Pursuant to the agreements, a “change in control” means (1) any person who becomes the “beneficial owner,” as such term is defined in the Exchange Act, directly or indirectly, of securities of Dean Foods representing 30% or more of the combined voting power of Dean Foods’ then outstanding securities; (2) individuals who currently serve on the board of directors of Dean Foods, or whose election to the board of directors of Dean Foods or nomination for election to the board of directors of Dean Foods was approved by a vote of at least two-thirds of the directors who either currently serve on the board of directors of Dean Foods, or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the board of directors of Dean Foods; (3) Dean Foods or any subsidiary of Dean Foods merges with or consolidates into any other corporation, other than a merger or consolidation which would result in the holders of the voting securities of Dean Foods outstanding immediately prior thereto holding immediately thereafter securities representing more than 60% of the combined voting power of the voting securities of Dean Foods or such surviving entity (or its ultimate parent, if applicable) outstanding immediately after such merger or consolidation; or (4) the stockholders of Dean Foods approve a plan of complete liquidation of Dean Foods or an agreement for the sale or disposition by Dean Foods of all or substantially all of its assets, or such a plan is commenced. In connection with this offering, we intend to amend our existing change in control agreements with our Named Executive Officers (other than Mr. Deryckere who does not have a change in control agreement) so that the definition of a “change in control” will include changes in control of either our Company or Dean Foods until such time that Dean Foods ceases to own a majority of the outstanding voting power of our outstanding common stock. All other provisions of the existing agreements will remain in effect. Any tax-free distribution of the shares of our common stock to the stockholders of Dean Foods will be expressly excluded from the definition of change in control, so that, while we remain a “controlled company,” the definition of a “change in control” will include a change in control with respect to WhiteWave, and expressly exclude any sale by Dean Foods of all or a portion of its ownership interest in us, including any tax-free distribution by Dean Foods to its stockholders of all or a portion of that interest, including a distribution in exchange for Dean Foods shares or securities (or another similar transaction).

A qualifying termination means a termination of employment by Dean Foods or its successor without cause, within thirteen months following a change in control, or by the executive officer with good reason prior to the first anniversary of a change in control, or by the executive officer for any reason during the thirteenth month following a change in control. Pursuant to the agreements, “cause” means the executive officer’s: (i) willful and intentional material breach of the change in control agreement, (ii) willful and intentional misconduct or gross negligence in the performance of, or willful neglect of, the executive officer’s duties which has caused material injury (monetary or otherwise) to Dean Foods, or (iii) conviction of, or plea of nolo contendere to, a felony. “Good reason” means any of the following occurring prior to the first anniversary of a change in control: (i) any material reduction in the amount of the executive officer’s base salary plus bonus or significant reduction in benefits not generally applicable to similarly situated employees of Dean Foods, (ii) removal of the executive officer from the position held by him or her or any other significant reduction in the nature of his or her duties or responsibilities immediately prior to the change in control, (iii) transfer of the executive officer’s principal place of employment, or (iv) the failure of the successor company to assume the obligations under the agreement.

The agreements also contain:

•	a covenant pursuant to which the executives have agreed not to compete with Dean Foods for two years after termination;

•	a confidentiality provision pursuant to which the executives have agreed not to divulge any of Dean Foods’ confidential information; and

•	agreements not to solicit any of Dean Foods’ employees for two years after termination.

If a change in control with respect to Dean Foods had occurred as of December 31, 2011, and the rights of our Named Executive Officers serving as such on December 31, 2011, under the agreements had been triggered, they would have received approximately the following:

Estimated Payments Upon Termination Following a Change in Control

Name	Severance amount ($)(1)	Early vesting of restricted stock ($)(2)	Early vesting of stock options ($)(3)	Early vesting of CPUs ($)(4)	Early vesting of retention plan ($)(5)	Other ($)(6)	Estimated tax gross-up ($)(7)	Total ($)
Gregg L. Engles	10,233,000	3,359,563	640,237	2,300,000	—	70,000	—	16,602,800
Kelly J. Haecker	1,479,400	353,438	21,766	—	208,200	70,000	—	2,132,804
Bernard P.J. Deryckere(8)	—	—	—	—	—	—	—	—
Blaine E. McPeak	2,706,877	621,600	40,629	350,000	322,000	70,000	1,202,661	5,313,767
Thomas N. Zanetich	2,288,643	410,189	30,472	262,500	252,000	70,000

(1)	This amount represents three times or, with respect to Mr. Haecker, two times, the sum of the Named Executive Officer’s (i) base salary in effect at the time of the termination, (ii) target annual incentive payment, and (iii) aggregate matching contributions payable to the Named Executive Officer’s 401(k) account plus the balance of the unvested portion of the 401(k) account and the prorated target incentive payment for 2011.

(2)	This amount represents the payout of all unvested RSUs based on Dean Foods’ closing stock price on December 31, 2011 ($11.20).

(3)	This amount represents the payout of all unvested stock options based on Dean Foods’ closing stock price on December 31, 2011 ($11.20).

(4)	This amount represents the payout of all unvested CPUs based on Dean Foods’ TSR as of December 31, 2011.

(5)	This amount represents the target payment under the Dean Foods Executive Retention Plan.

(6)	This amount represents the value of outplacement services, long-term disability, life insurance, and medical coverage.

(7)	The estimated tax gross-up is based on the 20% excise tax, grossed up for taxes, on the amount of severance and other benefits equal to or greater than each individual’s average five-year W-2 earnings if the amount of severance and other benefits exceeds three times the individual’s average five-year W-2 earnings.
(8)	Mr. Deryckere does not have a change in control agreement.

Executive Severance Plan

The Severance Plan provides severance benefits to certain designated officers of Dean Foods, including our U.S.-based Named Executive Officers, who are involuntarily terminated, other than for cause (as defined below), or who voluntarily terminate their employment for good reason (as defined below). Messrs. Engles, McPeak, and Zanetich will be entitled to receive a payment in an amount up to two times the sum of his or her base salary and target bonus, plus a pro rata portion of his or her target bonus for the fiscal year in which the termination occurs. For Mr. Haecker, this amount represents 1.5 times the sum of Mr. Haecker’s base salary in effect at the time of termination and his target annual incentive payment, plus an amount reflecting 12 months of his target STI payout for 2011. The Severance Plan Administrator may impose certain conditions on a participant’s right to receive benefits under the plan including the execution of a release, non-compete agreement, non-solicitation agreement and/or non-disclosure agreement. In addition, participants receive a cash payment for the in-the-money value of all outstanding and unvested long-term incentive awards that would vest up to 36 months for Mr. Engles, and up to 24 months for our U.S.-based Named Executive Officers following the date of severance based on the average closing price of Dean Foods’ stock for the 30 days immediately following the date of severance; however, cash-based awards and stock-based awards whose payment is based upon the satisfaction of performance criteria will be valued based on the measurement of the performance criteria as of the end of the calendar year in which the date of severance occurs, unless otherwise expressly provided in the terms of the award. The participant would also be entitled to payments which may be used to pay COBRA health benefits and to obtain outplacement services.

Under the Severance Plan, “cause” means the following: (i) the participant’s executive officer’s conviction of any crime deemed by Dean Foods to make the executive officer’s continued employment untenable, (ii) the participant’s willful and intentional misconduct or negligence that has caused or could reasonably be expected to result in material injury to the business or reputation of Dean Foods, (iii) the participant’s conviction of or plea of guilty or of nolo contendere to a crime constituting a felony, (iv) breach by the participant of any written covenant or agreement with Dean Foods, or (v) the participant’s failure to comply with or breach of the Dean Foods’ “code of conduct” from time to time. “Good reason” means any of the following: (i) any reduction in the amount of the participant’s compensation or significant reduction in benefits not generally applicable to similarly situated employees of Dean Foods, (ii) a material reduction in the scope of the participant’s duties or responsibility, or (iii) the transfer of the participant’s principal place of employment.

In the event that the rights of our Named Executive Officers under the Severance Plan had been triggered as of December 31, 2011, absent a change in control they would have received approximately the following:

Estimated Payments Upon a Qualified Termination

Name	Severance amount ($)(1)	Cash in lieu of unvested RSUs ($) (2)	Cash in lieu of unvested stock options ($)(3)	Cash in lieu of unvested CPUs ($)(4)	Other ($)(5)	Total ($)
Gregg L. Engles	7,400,000	3,248,578	361,546	2,300,000	50,000	13,360,124
Kelly J. Haecker	1,145,100	271,692	8,194	—	50,000	1,474,986
Bernard P.J. Deryckere(6)	2,619,329	—	—	—	557,433	3,176,762
Blaine E. McPeak	1,886,000	470,271	15,296	350,000	50,000	2,771,567
Thomas N. Zanetich	1,596,000	298,540	11,472	262,500	50,000	2,218,512

(1)	This amount represents, with respect to Messrs. Engles, McPeak, and Zanetich, two times, and with respect to Mr. Haecker, one and one-half times, the sum of such officer’s base salary and target bonus, plus a pro rata portion of his target bonus for the fiscal year in which the termination occurs. Mr. Deryckere’s amount is established pursuant to his employment agreement.

(2)	This amount represents the payout of RSUs scheduled to vest in the 36 months (for Mr. Engles), 24 months (for Messrs. McPeak and Zanetich) or 18 months (for Mr. Haecker) following December 31, 2011 in accordance with the terms of the Dean Foods Executive Severance Plan, based on the average of Dean Foods’ closing stock price for 30 days following December 31, 2011 ($10.83).

(3)	This amount represents the payout of stock options scheduled to vest in the 24 months following December 31, 2011, based on the average of Dean Foods’ closing stock price for 30 days following December 31, 2011 ($10.83).

(4)	This amount represents the payout of all unvested CPUs based on Dean Foods’ TSR as of December 31, 2011.

(5)	This amount represents the value of outplacement services and medical coverage for the Named Executive Officers.

(6)	Although Mr. Deryckere is not a participant in the Severance Plan, he would receive benefits upon a termination without cause pursuant to his employment agreement. See “Employment Agreements with Named Executive Officers.”

Certain Relationships and Related Party Transactions

Relationship with Dean Foods Company

All of the outstanding shares of our common stock are owned by Dean Foods. Upon completion of this offering, Dean Foods will own none of the outstanding shares of our Class A common stock and 100% of the outstanding shares of our outstanding Class B common stock, which will give Dean Foods                 % of the economic interest in our outstanding common stock,                 % of the voting power of our outstanding common stock with respect to the election and removal of directors, and                 % of the voting power of our outstanding common stock with respect to all other matters submitted to a vote of our stockholders (or                 %,                 %, and                 %, respectively, if the underwriters exercise their over-allotment option in full). Dean Foods will not be subject to any contractual obligation to retain its controlling interest in us, except that Dean Foods has agreed, subject to exceptions described below under “Underwriting,” not to sell or otherwise dispose of any shares of our common stock for a period of 180 days after the date of this prospectus without the prior written consent of J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC. Any shares of our Class A common stock issued pursuant to the underwriters’ over-allotment option will increase the total number of shares outstanding after completion of this offering.

Dean Foods has informed us that, at some time in the future, but no earlier than the expiration or waiver of the 180-day lock-up period described below under “Underwriting,” it intends to effect a tax-free spin-off or other tax-free disposition of all or a portion of its ownership interest in us to its stockholders, which distribution may include an exchange of our common stock or other securities or another similar transaction. Dean Foods has no obligation to effect the tax-free spin-off and it may retain its ownership interest in us indefinitely or dispose of all or a portion of its ownership interest in us in a sale or other transaction. Any such spin-off or other disposition by Dean Foods would be subject to various conditions, including receipt of any necessary regulatory or other approvals, the existence of satisfactory market conditions, and, in the case of a tax-free spin-off, Dean Foods’ receipt of a private letter ruling from the IRS and/or an opinion of counsel that the contribution and the spin-off, taken together, would be tax-free to Dean Foods and its stockholders. The conditions to such a spin-off or other disposition by Dean Foods may not be satisfied. Dean Foods has no obligation to pursue or consummate any further dispositions of its ownership interest in us by any specified date or at all, whether or not these conditions are satisfied. A spin-off or other disposition by Dean Foods of all or a portion of its ownership interest in us could depress the price of our Class A common stock.

In connection with this offering, we have entered into certain agreements, and expect to enter into additional agreements with Dean Foods to clarify our relationship with Dean Foods while it is our controlling stockholder. As our controlling stockholder after completion of this offering, Dean Foods will continue to exercise significant influence over our business policies and affairs, including the composition of our board of directors and any action requiring the approval of our stockholders. See “Risk Factors—Risks Related to Our Affiliation With Dean Foods.”

Separation Steps

No later than the completion of this offering, Dean Foods will contribute to us all of the capital stock of WWF Operating Company, which presently is a wholly-owned subsidiary of Dean Foods. Except for the nominal assets that we currently hold, WWF Operating Company holds all of the historical assets and liabilities related to the business that we will acquire pursuant to such contribution. We and Dean Foods will enter into a separation and distribution agreement that provides for the separation of our business from Dean Foods to take effect no later than the completion of this offering. In addition, we and Dean Foods will enter into a transition services agreement governing Dean Foods’ provision of various services to us, and our provision of various services to Dean Foods, on a transitional basis and several ancillary agreements in connection with the contribution.

The material agreements and certain commercial agreements we have entered, or expect to enter, into with Dean Foods and certain of its subsidiaries are summarized below.

The separation and distribution agreement will take effect no later than the effectiveness of this offering and will contains the key provisions related to our separation from Dean Foods, this offering, and a spin-off or other disposition. The other agreements that will be referenced in the separation and distribution agreement govern various interim and ongoing relationships between Dean Foods and us following the completion of this offering. These agreements, each of which is summarized below, include:

•	the transition services agreement;

•	the tax matters agreement;

•	the registration rights agreement;

•	the employee matters agreement; and

•	certain commercial agreements described below.

Separation and Distribution Agreement

The separation and distribution agreement, which will take effect no later than the completion of this offering, will contain the key provisions relating to the separation of our business from Dean Foods’ other businesses. The separation and distribution agreement will effectuate the contribution and will describe when and how the contribution will occur.

Spin-Off

Overview. The separation and distribution agreement will also govern the rights and obligations of Dean Foods and our Company regarding any subsequent spin-off. Although Dean Foods has advised us that it intends to complete the spin-off, there are various conditions to the completion of any such spin-off. Consequently, we cannot assure you as to whether or when a spin-off will occur.

Conditions to a spin-off. The separation and distribution agreement will provide that a spin-off would be subject to several conditions that must be satisfied or waived by Dean Foods in its sole discretion, including:

•	receipt of any government approvals and material consents necessary to consummate the spin-off;

•

in the case of a tax-free spin-off, receipt by Dean Foods of, at its option and in its sole and absolute discretion, a ruling by the IRS and/or an opinion from its tax counsel that the contribution and spin-off, taken together, will qualify as a reorganization pursuant to which no gain or loss will be recognized by Dean Foods or its stockholders for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) and related provisions of the Code; and

•	absence of any order, injunction, decree, or regulation of any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the spin-off.

In addition, Dean Foods will have the right not to complete a spin-off if, at any time, Dean Foods’ board of directors determines, in its sole discretion, that a spin-off is not in the best interest of Dean Foods or its stockholders.

If Dean Foods’ board of directors decides not to complete a spin-off or waives a material condition to a spin-off after the date of this prospectus, we intend to issue a press release disclosing this waiver or file a report on Form 8-K with the SEC.

Pursuant to the separation and distribution agreement, we will be required to cooperate with Dean Foods to accomplish the spin-off and, at Dean Foods’ direction, to promptly take any and all actions necessary or desirable to effect the spin-off.

Covenants. We will agree that, for so long as Dean Foods beneficially owns at least 50% of the outstanding shares of our common stock, we will be subject to certain covenants with respect to Dean Foods’ ownership of our common stock.

Certain restrictions. Under the separation and distribution agreement, subsequent to the completion of any spin-off, we likely will be subject to certain restrictions in order to preserve the favorable tax treatment of the spin-off, such as limitations on sales or redemptions of our common stock for cash or other property following the spin-off.

Auditors and audits; annual statements and accounting. We will also agree that, for so long as Dean Foods is required to consolidate our results of operations and financial position, we will agree to cooperate with Dean Foods in the preparation of audited financial statements and the clearance of quarterly financial statements, to not change our independent auditors without Dean Foods’ prior written consent (which will not be unreasonably withheld), and to use our best efforts to enable our independent auditors to complete their audit of our financial statements in a timely manner so as to permit timely filing of Dean Foods’ financial statements.

Indemnification. Under the separation and distribution agreement, we will indemnify Dean Foods and its representatives and affiliates for certain losses suffered by Dean Foods or its representatives or affiliates.

Dean Foods will indemnify our Company and our representatives and affiliates for certain losses suffered by our Company or our representatives or affiliates.

Access to information. Under the separation and distribution agreement, following our separation from Dean Foods, we and Dean Foods will be obligated to provide each other access to certain information, subject to certain confidentiality obligations.

No representations and warranties. In general, neither Dean Foods nor we will represent or warrant as to the condition or quality of any assets to be transferred, the liabilities to be assumed, or any other matters relating to our business. Except as set forth in the separation and distribution agreement, we will receive all assets in connection with the contribution on an “as is, where is” basis.

Termination. Dean Foods may terminate the separation and distribution agreement at any time prior to completion of this offering. The separation and distribution agreement may be terminated (other than with respect to the contribution) after completion of this offering by the mutual consent of Dean Foods and us.

A form of the separation and distribution agreement will be filed as an exhibit to the registration statement of which this prospectus forms a part.

Transition Services Agreement

In connection with this offering we will enter into an agreement with Dean Foods pursuant to which we will provide certain R&D services to Dean Foods, and Dean Foods, will provide certain transitional services to us, such as executive management, supply chain, information technology, legal, finance and accounting, investor relations, human resources, risk management, tax, treasury, and other services. Dean Foods and we also may provide each other with additional services that we identify in the future. The agreement will generally provide for a term of up to two years following completion of this offering. These services will be provided for a fee.

Dean Foods and we will agree to perform the transitional services in the same manner and with the same skill and care that the providing party uses in servicing its own business. Both Dean Foods and we may engage third parties to provide services covered by the transition services agreement.

A form of the transition services agreement will be filed as an exhibit to the registration statement of which this prospectus forms a part.

Tax Matters Agreement

In connection with this offering, Dean Foods and we will enter into a tax matters agreement. The tax matters agreement will govern the respective rights, responsibilities, and obligations of Dean Foods and us after this offering with respect to tax liabilities and benefits, tax attributes, tax contests, and other matters regarding income taxes, non-income taxes, and related tax returns. The tax matters agreement will, for example, allocate to Dean Foods and its subsidiaries and to us and our subsidiaries, contractual responsibility for the payment of taxes resulting from filing tax returns on a combined, consolidated, or unitary basis, as applicable, and for any administrative matters related to the preparation of such tax returns. However, under applicable tax law, each member of a consolidated group is jointly and severally liable for the federal income tax liability of each other member of the consolidated group for any year in which it is a member of the group at any time during such year. Accordingly, because we have been a member of the Dean Foods consolidated group, for any period during which we were included in the Dean Foods consolidated group we could be liable for tax liabilities not allocated to us under the tax matters agreement in the event that any federal tax liability is not discharged by another member of the Dean Foods consolidated group.

Preservation of the Tax-Free Status of the Spin-Off

Dean Foods has advised us that it intends to request a private letter ruling from the IRS and an opinion from its outside tax counsel as to whether the contribution and spin-off, taken together, would qualify as a reorganization pursuant to which no gain or loss is recognized by Dean Foods or its stockholders for federal income tax purposes under Sections 355 and 368(a)(1)(D) and related provisions of the Internal Revenue Code. To obtain a private letter ruling and an opinion of counsel, we will be required to make certain representations regarding our Company and our business and Dean Foods will be required to make certain representations regarding it and its business. In the tax matters agreement, we will agree to cooperate with Dean Foods to obtain any such private letter ruling and opinion of counsel.

We will also agree to indemnify Dean Foods and its representatives and affiliates against certain tax-related liabilities incurred by them, and Dean Foods will agree to indemnify us and our representatives and affiliates against certain tax-related liabilities that we incur.

A form of the tax matters agreement will be filed as an exhibit to the registration statement of which this prospectus forms a part.

Registration Rights Agreement

Prior to the completion of this offering, we will enter into a registration rights agreement with Dean Foods with customary representations, warranties and covenants, pursuant to which we will grant Dean Foods and its affiliates certain registration rights with respect to our Class A common stock owned by them.

A form of the registration rights agreement will be filed as an exhibit to the registration statement of which this prospectus forms a part.

Employee Matters Agreement

In connection with this offering, we expect to enter into an employee matters agreement with Dean Foods to address the treatment of our and Dean Foods’ employees and former employees with respect to their participation in employee benefit plans that currently exist or that we intend to establish following this offering, as well as certain human resources matters relating to employee programs and labor contracts. The primary purpose of the employee matters agreement is to address employee benefits and compensation issues that may arise in connection with our separation from Dean Foods. The employee matters agreement will address the employment and employee benefits of current, former, and retired employees whose principal services have been or, following this offering will be, rendered to the Company.

A form of the employee matters agreement will be filed as an exhibit to the registration statement of which this prospectus forms a part.

Commercial Arrangements with Dean Foods Subsidiaries

In connection with this offering, we have entered, or will enter, into agreements that formalize ongoing commercial arrangements we have with certain wholly-owned Dean Foods subsidiaries. These agreements will become effective no later than the completion of this offering.

Transitional Sales Agreements

We have entered into an agreement with a certain wholly-owned Dean Foods subsidiary, pursuant to which such subsidiary will transfer back to us responsibility for its sales and associated costs of certain WhiteWave products over a 15-month term. During this term, this Dean Foods subsidiary will provide certain transitional services to us, which include, but are not limited to, taking and filling orders, collecting receivables, and shipping products to our customers. This Dean Foods subsidiary will remit to us the net profit associated with these product sales until such time as the sales are transitioned to us. See notes to unaudited pro forma condensed financial information.

We have also entered into an agreement with a certain wholly-owned Dean Foods subsidiary pursuant to which we will transfer to such subsidiary responsibility for the sales and associated costs of our aerosol whipped topping and other non-core products over a 15-month term. During this term, we will provide certain transitional services to such Dean Foods subsidiary, which include, but are not limited to, taking and filling orders and collecting receivables. We will remit to this Dean Foods subsidiary the net profit associated with these products until such time as the sales are transitioned to the Dean Foods subsidiary. See notes to unaudited pro forma condensed financial information.

Sales and Distribution Agreement

We have entered into an agreement with certain wholly-owned Dean Foods subsidiaries, pursuant to which such Dean Foods subsidiaries will continue to sell and distribute certain WhiteWave products for a term of up to 18 months, depending on the product and customer. This agreement modifies our historical intercompany arrangements and reflects new pricing we believe to be arm’s length. See notes to unaudited pro forma condensed financial information.

Manufacturing and Supply Agreements

We have entered into a manufacturing agreement with a certain wholly-owned Dean Foods subsidiary pursuant to which such subsidiary will continue manufacturing various WhiteWave products on our behalf. With the exception of the manufacture of aerosol whipped topping and other non-core products, which are subject to this agreement for a term of up to 15 months, this agreement generally has a term of three to five years with respect to the various product lines. The agreement modifies our historical intercompany arrangements and reflects pricing we believe to be arm’s length. See notes to unaudited pro forma condensed financial information.

Additionally, we have entered into a separate manufacturing agreement with certain wholly-owned Dean Foods subsidiaries, pursuant to which from such subsidiaries will continue manufacturing WhiteWave fresh organic milk products on our behalf for a term of 18 months. The agreement formalizes our historical intercompany arrangements and reflects pricing we believe to be arm’s length. See the notes to our audited pro forma condensed consolidated financial information.

We also have entered into a supply agreement with certain wholly-owned Dean Foods subsidiaries pursuant to which we will continue to purchase cream from such subsidiaries for an initial term of up to 24 months, with an option for us to renew for up to four one-year terms. The agreement formalizes our historical intercompany arrangements and reflects pricing we believe to be arm’s length. See notes to unaudited pro forma condensed consolidated financial information.

Termination of Intellectual Property License Agreement

Historically, our intellectual property license agreement with a wholly-owned Dean Foods subsidiary provided such subsidiary the right to use certain of our intellectual property in the manufacture of certain products for a fee. In conjunction with the license agreement, a loan agreement was entered into, pursuant to which we extended a line of credit to such subsidiary related to the license income under the license agreement. We have entered into an agreement with such subsidiary pursuant to which we will terminate this license agreement and the related loan. In addition, we intend to enter into one or more asset purchase agreements with such subsidiary to effect the transfer to such subsidiary of the intellectual property subject to the license agreement.

Asset Purchase Agreements

In addition, we intend to enter into asset purchase agreements with certain Dean Foods subsidiaries to effect the transfer of select assets from us to them. These assets will consist of certain intellectual property and physical manufacturing assets.

Corporate Opportunity

The corporate opportunity policy set forth in our amended and restated certificate of incorporation addresses potential conflicts of interest between our Company, on the one hand, and Dean Foods and its officers and directors who are officers or directors of our Company, on the other hand. The policy provides that if Dean Foods learns of a potential transaction or matter that may be a corporate opportunity suitable for both Dean Foods and us, we will have renounced our interest in the corporate opportunity. It also provides that if any of our directors and officers, who are also directors or officers of Dean Foods, learns of a corporate opportunity suitable for both Dean Foods and us, we will have renounced our interest in the opportunity, unless that opportunity is expressly offered to that person in writing solely in his or her capacity as our director or officer. This provision in our amended and restated certificate of incorporation will automatically terminate at such time as Dean Foods and its affiliates (excluding us and our subsidiaries) in the aggregate directly or indirectly own less than 20% of our outstanding common stock.

Policies and Procedures for Review and Approval of Related Party Transactions

Prior to completion of this offering, we expect that our board of directors will adopt a policy providing that the audit committee will review and approve or ratify transactions in excess of $120,000 of value in which we participate and in which a director, executive officer, or beneficial holder of more than 5% of any class of our voting securities has or will have a direct or indirect material interest. Under this policy, the board of directors is to obtain all information it believes to be relevant to a review and approval or ratification of these transactions. After consideration of the relevant information, the audit committee is to approve only those related party transactions that the audit committee believes are on their terms, taken as a whole, no less favorable to us than could be obtained in an arm’s-length transaction with an unrelated third party and not inconsistent with the best interests of the Company. This policy will not apply to agreements entered into with Dean Foods and its affiliates that are in existence at the time of the completion of this offering, including the agreements described in this section.

Principal Stockholders

The following table sets forth information with respect to the beneficial ownership of our common stock, as of                 , 2012, after giving effect to the Pro Forma Transactions (in the case of the “Before offering” columns, other than the sale of the shares of our Class A common stock in this offering and the receipt and application of the net proceeds in connection therewith) by:

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock.

The columns entitled “Percentage of Shares Beneficially Owned—Before Offering” are based on a total of                  and                  shares of our Class A and Class B common stock, respectively, outstanding as of                 , 2012, reflecting our issuance and sale of                  shares of our Class A common stock to                  immediately prior to this offering. The columns entitled “Percentage of Shares Beneficially Owned—After Offering” are based on                  and                  shares of our Class A and Class B common stock, respectively, to be outstanding after this offering, including the                  shares of our Class A common stock that we are selling in this offering, but not including any additional shares issuable upon exercise of outstanding options (except as provided below) or any exercise of the underwriters’ over-allotment option.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our common stock. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of                 , 2012 are considered outstanding and beneficially owned by the person holding the options for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as otherwise noted, the persons and entities in this table have sole voting and investing power with respect to all of the shares of our common stock beneficially owned by them, subject to community property laws where applicable. Except as otherwise set forth below, the address of the beneficial owner is c/o The WhiteWave Foods Company, 2711 North Haskell Avenue, Suite 3400, Dallas, Texas, 75204.

Name and address of beneficial owner	Number of shares of Class A common stock beneficially owned	Percentage of shares of Class A common stock beneficially owned		Number of shares of Class B common stock beneficially owned	Percentage of shares of Class B common stock beneficially owned
		Before offering	After offering		Before offering	After offering
5% Stockholders:
Dean Foods Company		100%	%		100%	100%

Directors and Named Executive Officers:
Gregg L. Engles		%	%	—	0%	0%
Kelly J. Haecker		%	%	—	0%	0%
Bernard P.J. Deryckere		%	%	—	0%	0%
Blaine E. McPeak		%	%	—	0%	0%
Thomas N. Zanetich		%	%	—	0%	0%
All current directors and executive officers as a group (9 persons)		%	%		0%	0%

*	Represents beneficial ownership of less than one percent of our outstanding common stock.

The following table sets forth information with respect to the beneficial ownership of Dean Foods common stock as of July 31, 2012 by:

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

Except as otherwise noted, the persons and entities in this table have sole voting and investing power with respect to all of the shares of Dean Foods common stock beneficially owned by them, subject to community property laws where applicable. Except as otherwise set forth below, the address of the beneficial owner is c/o The WhiteWave Foods Company, 2711 North Haskell Avenue, Suite 3400, Dallas, Texas, 75204.

Beneficial Owner	Number of Shares Common Stock		Exercisable Options(1)	Total	Percent(2)
Gregg L. Engles	2,717,867	(3)	6,116,814	8,834,681	4.63	%(3)
Kelly J. Haecker	10,159		208,557	218,716	0.12%
Bernard P.J. Deryckere	5,900		0	5,900	0.00%
Blaine E. McPeak	40,848		179,288	220,136	0.12%
Thomas N. Zanetich	21,133		122,973	144,106	0.08%
Stephen L. Green	229,638		82,345	311,983	0.17%
Doreen A. Wright	10,409		43,356	53,765	0.03%
All current directors and executive officers as a group (9 persons)	3,060,164		7,067,298	10,127,462	5.48%

(1)

As of July 31, 2012, and including options exercisable and restricted stock units vesting within the next 60 days. All unvested options and restricted stock units immediately vest if an employee with 10 years of service reaches the age of 55 and retires. Within 60 days of July 31, 2012, Mr. Engles will reach the age of 55, after which, if he elects to retire, all of his outstanding equity awards would vest and become exercisable.

(2)

Percentages based on 184,839,663 shares of common stock issued and outstanding as of July 31, 2012, plus option shares of the particular person(s), which are exercisable within 60 days, and restricted stock units vesting within 60 days, if applicable.

(3)	Includes 2,717,767 shares pledged as security for bank loans.

Description of Financing Transactions and Material Indebtedness

Upon completion of this offering, we expect to incur between $800 million and $925 million in new indebtedness, consisting of borrowings under senior credit facilities to be entered into with financial institutions and we expect to have additional borrowing capacity of $                 under these facilities. We expect to pay substantially all of the proceeds of the initial borrowings under the senior credit facilities to Dean Foods in order to allow Dean Foods to repay a portion of the debt outstanding under its senior credit facilities.

The actual terms of the new credit facilities, including interest rate, will depend on market conditions at the time we enter into the new credit facilities.

These senior credit facilities may consist of a revolving credit facility and term loan facilities. We refer to the revolving credit facility and the term loan facilities collectively as the senior credit facilities. We will describe the terms and covenants of the senior credit facilities in an amendment to the registration statement of which this prospectus is a part and will file them as exhibits to the registration statement. You should read the more detailed provisions of the credit agreement, including the defined terms, for provisions that may be important to you.

Description of Capital Stock

We have provided below a summary description of our capital stock as it will be in effect upon completion of this offering. This description is not complete. You should read the full text of our amended and restated certificate of incorporation and amended and restated by-laws, which will be filed as exhibits to the registration statement of which this prospectus is a part, as well as the provisions of applicable Delaware law.

Immediately prior to the completion of this offering, our authorized capital stock will consist of:

                 shares of Class A common stock, par value $0.01 per share;

                 shares of Class B common stock, par value $0.01 per share; and

                 shares of preferred stock, par value $0.01 per share.

Upon completion of this offering, there will be                  outstanding shares of Class A common stock (                 shares if the underwriters exercise their over-allotment option in full),                  outstanding shares of Class B common stock and no outstanding shares of preferred stock. Any shares of Class A common stock issued pursuant to the underwriters’ over-allotment option will increase the total number of shares outstanding after this offering.

Common Stock

The holders of our Class A common stock and Class B common stock generally have identical rights, except that holders of our Class A common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders, while holders of our Class B common stock are, subject to adjustment in accordance with the terms of our amended and restated certificate of incorporation, entitled to ten votes per share with respect to election and removal of directors and one vote per share on all other matters submitted to a vote of our stockholders. Neither our Class A common stock nor our Class B common have cumulative voting rights. Except as described below, generally, all matters submitted to a vote of our stockholders must be approved by a majority of the votes entitled to be cast by the holders of Class A common stock and Class B common stock present in person or represented by proxy at a meeting at which a quorum exists, voting together as a single class, subject to any voting rights granted to holders of any series of preferred stock. Amendments to our amended and restated certificate of incorporation that would alter or change the powers or preferences or special rights of our Class A common stock or our Class B common stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the outstanding shares of the class affected by the proposed amendment, voting as a separate class. For purposes of the foregoing provisions, any alteration or change with respect to, and any provision for, the voluntary, mandatory, or other conversion of the Class B common stock into or for Class A common stock on a one-for-one basis shall be deemed not to adversely affect the rights of the Class A common stock. The holders of our common stock are not entitled to vote on any amendment to our amended and restated certificate of incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series of preferred stock are entitled, either separately or together as a class with the holders of one or more other series of preferred stock, to vote on such amendment pursuant to our amended and restated certificate of incorporation or the DGCL. In addition, the holders of any class of our common stock are not entitled to vote on any amendment to our amended and restated certificate of incorporation that relates solely to the terms of another class of common stock if the holders of such affected class of common stock are entitled to vote as a separate class on such amendment pursuant to our amended and restated certificate of incorporation or the DGCL.

Subject to the rights of holders of any then-outstanding shares of our preferred stock, holders of our Class A common stock and Class B common stock are entitled to receive ratably any dividends that may be declared by our board of directors out of funds legally available therefor. Subject to the rights of the holders of any series of preferred stock, holders of our Class A common stock and Class B common stock are entitled to share ratably in our net assets upon our dissolution or liquidation after payment or provision for all liabilities and any preferential liquidation rights of our preferred stock then outstanding. Holders of our Class A common stock and Class B common stock do not have preemptive rights to purchase shares of our common stock. The shares of our Class A common stock and Class B common stock are not subject to any redemption provisions. All outstanding shares of our common stock are, and the shares of Class A common stock to be issued in the offering will be, upon payment therefor, fully paid and nonassessable. The rights, preferences, and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.

Conversion of Our Common Stock

Shares of our Class A common stock are not convertible into any other shares of our capital stock.

Each share of our Class B common stock is convertible at the option of the holder into one share of Class A common stock. Each share of Class B common stock transferred to a person other than Dean Foods or an affiliate of Dean Foods, other than us or one of our subsidiaries (a “Dean Foods Entity”), will automatically be converted into shares of Class A common stock, unless such transfer constitutes a spin-off. If Dean Foods effects a spin-off, the distributed shares of Class B common stock would not convert and would no longer be convertible into shares of Class A common stock following such a spin-off, provided that upon such spin-off the number of votes to which each share of Class B common stock is entitled with respect to election and removal of directors will be automatically reduced to the lowest whole number (but not less than one) that would permit the spin-off to be tax-free under Section 355(a) of the Code, as determined by our board of directors prior to the spin-off.

At any time following such spin-off, subject to approval by our board of directors, we may submit for stockholder approval, subject to the conditions set forth below, a proposal to convert all outstanding shares of Class B common stock into shares of Class A common stock if we have received an opinion of counsel or a favorable private letter ruling from the IRS, in either case satisfactory to Dean Foods, in its sole and absolute discretion solely to preserve the tax-free status of such spin-off, to the effect that such conversion will not affect the tax-free treatment of the spin-off. If such an opinion or ruling is received, approval of such conversion may be submitted to a vote of the holders of our common stock. Unless otherwise required by the IRS to preserve the tax-free treatment of such spin-off, approval of such conversion will require approval by the affirmative vote of a majority of the votes entitled to be cast by the holders of our Class A common stock and Class B common stock, voting together as a single class, and neither class of common stock will be entitled to a separate class vote. Such conversion will be effective on the close of business on the date on which such proposal is approved by our stockholders.

In addition, all shares of our Class B common stock will automatically convert into shares of Class A common stock if the aggregate number of outstanding shares of Class A common stock and Class B common stock beneficially owned by Dean Foods Entities falls below 20% of the aggregate number of the then outstanding shares of common stock, except in connection with a tax-free spin-off as described above.

Blank Check Preferred Stock

Our board of directors may, from time to time, authorize the issuance of one or more classes or series of preferred stock without stockholder approval. We have no current intention to issue any shares of preferred stock.

Our amended and restated certificate of incorporation permits us to issue up to                  shares of preferred stock from time to time. Subject to the provisions of our amended and restated certificate of incorporation and limitations prescribed by law, our board of directors is authorized to adopt resolutions to issue shares, establish the number of shares, change the number of shares constituting any series, and provide or change the voting powers, designations, preferences and relative rights, qualifications, limitations, or restrictions on shares of our preferred stock, including dividend rights, terms of redemption, conversion rights, and liquidation preferences, in each case without any action or vote by our stockholders. Any shares of preferred stock that we redeem, purchase, or acquire may be reissued except as otherwise provided by law.

The issuance of preferred stock may adversely affect the rights of holders of our Class A common stockholders by, among other things:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change in control of our Company without further action by the stockholders.

As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock.

Anti-Takeover Effects of Certain Provisions of Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws

General

Our amended and restated certificate of incorporation and amended and restated by-laws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and that could make it more difficult to acquire control of our Company by means of a tender offer, open market purchases, a proxy contest, or otherwise. A description of these provisions is set forth below.

Dual-class Structure

As discussed above, our Class B common stock, subject to adjustment in accordance with the terms of our amended and restated certificate of incorporation, has ten votes per share with respect to the election and removal of directors, while our Class A common stock, which is the class of stock we are selling in this offering and which will be the only class of stock which is publicly traded prior to a spin-off, has one vote per share. Because of our dual-class structure, Dean Foods will be able to control elections of our directors even if it and its affiliates come to own significantly less than a majority of the outstanding shares of our common stock. This concentrated control could discourage others from initiating any potential merger, takeover, or other change of control transaction that other stockholders may view as beneficial.

Election and Removal of Directors; Vacancies

Our directors are elected by a plurality of votes cast for a term to serve until the next annual meeting of stockholders or until their successor is elected. Prior to completion of this offering, we may incorporate into our amended and restated certificate of incorporation or amended and restated by-laws a staggered board of directors.

Our amended and restated certificate of incorporation and our amended and restated by-laws provide that, after Dean Foods Entities cease to beneficially own at least a majority of the then-outstanding shares of our common stock, directors may be removed with or without cause only by the affirmative vote of the holders of shares representing at least 75% of the votes that would be entitled to be cast on such matter. Under our amended and restated certificate of incorporation and amended and restated by-laws, any newly created directorship that results from an increase in the number of directors or any vacancy on our board of directors may be filled only by vote of a majority of our directors then in office. Furthermore, our amended and restated certificate of incorporation provides that the authorized number of directors may be changed only by the resolution of our board of directors, or by the sole remaining director then in office.

The limitations on the ability of our stockholders to remove directors, change the authorized number of directors, and fill director vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our Company.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless a company’s certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation does not grant stockholders the right to vote cumulatively.

Blank Check Preferred Stock

We believe that the availability of the preferred stock under our amended and restated certificate of incorporation provides us with flexibility in addressing corporate issues that may arise. Having these authorized shares available for issuance will allow us to issue shares of preferred stock without the expense and delay of a special stockholders’ meeting. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by our stockholders, unless action is required by applicable law or the rules of any stock exchange on which our securities may be listed. The board of directors has the power, subject to applicable law, to issue series of preferred stock that could, depending on the terms of the series, impede the completion of a merger, tender offer, or other takeover attempt. For instance, subject to applicable law, series of preferred stock might impede a business combination by including class voting rights which would enable the holder or holders of such series to block a proposed transaction. Our board of directors will make any determination to issue shares based on its judgment as to our and our stockholders’ best interests. Our board of directors, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-prevailing market price of our stock.

Special Meetings of Stockholders; Stockholder Action by Written Consent

Our amended and restated certificate of incorporation and amended and restated by-laws also provide that, except as otherwise required by law, special meetings of the stockholders can be called only by our Chairman of the Board, our Chief Executive Officer, or our board of directors.

Subject to the terms of any series of preferred stock, any action required or permitted to be taken by our stockholders may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action to be taken, are signed by the holders of outstanding stock having not less than the minimum number of votes necessary to authorize such action:

•

with respect to the election and removal of directors, for so long as Dean Foods Entities beneficially own at least a majority of the total voting power of the outstanding shares generally entitled to elect our directors; and

•	with respect to all other matters, for so long as Dean Foods Entities beneficially own at least a majority of the then outstanding shares of our common stock.

Upon completion of this offering, Dean Foods will have enough shares of our common stock to amend our amended and restated certificate of incorporation. That, coupled with its ability to take action by written consent, may have the effect of delaying, deterring, or preventing a tender offer takeover attempt that a stockholder might consider in its best interest.

Except as described above, and subject to the terms of any series of preferred stock, any action required or permitted to be taken by our stockholders must be effected at an annual or special meeting of the stockholders and may not be effected by written consent in lieu of a meeting.

Advance Notice Procedure

Our amended and restated by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors, or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business or nomination before the meeting. These advance notice provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of us.

Amendment of Our Amended and Restated By-laws

Our amended and restated certificate of incorporation and amended and restated by-laws provide that our by-laws may be amended by our board of directors or, so long as Dean Foods Entities continue to beneficially own at least a majority of the outstanding shares of our common stock, by the vote of holders of shares representing at least a majority of the votes that would be entitled to be cast on such matter by all outstanding shares of our capital stock. However, once Dean Foods Entities cease to beneficially own shares representing at least a majority of our outstanding common stock, our amended and restated certificate of incorporation and amended and restated by-laws provide that our by-laws may only be amended by our board of directors or by the vote of holders of shares representing at least 75% of the votes that would be entitled to be cast on such matter by all outstanding shares of our capital stock.

Amendment of Certain Provisions of Our Amended and Restated Certificate of Incorporation

The amendment of certain provisions of our amended and restated certificate of incorporation (including those regarding our staggered board, filling of vacancies on our board of directors, removal of directors, advance notice procedure for stockholder proposals, director exculpation and indemnification, Section 203 of the DGCL, stockholder action by written consent, calling special meetings of stockholders, certain corporate opportunities, and amendments to our by-laws and choice of forum) requires approval by holders of shares representing at least a majority of the votes that would be entitled to be cast on such matter by the outstanding shares of our capital stock, as long as Dean Foods Entities beneficially own at least a majority of the outstanding shares of our common stock. Once Dean Foods Entities cease to beneficially own at least a majority of the outstanding shares of our common stock, our amended and restated certificate of incorporation provides that certain provisions of our amended and restated certificate of incorporation may be amended only by the vote of holders of shares representing at least 75% of the votes that would be entitled to be cast on such matter by the outstanding shares of our capital stock.

Delaware Anti-Takeover law

Section 203 of the DGCL, a business combination statute, does not apply to our Company until Dean Foods Entities beneficially own less than 15% of our common stock.

In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the time the person became an interested stockholder, unless, among other exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person that, together with affiliates and associates, owns 15% or more of a corporation’s voting stock. This may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of our common stock.

Limitation of Liability of Directors; Indemnification of Officers and Directors

Our amended and restated certificate of incorporation limits the liability of directors to the fullest extent permitted by Delaware law. The effect of these provisions is to eliminate the rights of our Company and our stockholders, through stockholders’ derivative suits on behalf of our Company, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any breach of a director’s duty of loyalty to our Company or our stockholders, to a director’s acts or omissions not in good faith, or intentional misconduct or a knowing violation of law, to authorization of illegal dividends, repurchases, or redemptions, or to any transaction from which the director derived an improper personal benefit. In addition, our amended and restated certificate of incorporation provides that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. We also expect to maintain directors’ and officers’ insurance.

Corporate Opportunity

The corporate opportunity policy set forth in our amended and restated certificate of incorporation addresses potential conflicts of interest between our Company, on the one hand, and Dean Foods and its officers and directors who are officers or directors of our Company, on the other hand. The policy provides that if Dean Foods learns of a potential transaction or matter that may be a corporate opportunity suitable for both Dean Foods and us, we will have renounced our interest in the corporate opportunity. It also provides that if any of our directors or officers who is also a director or officer of Dean Foods learns of such a corporate opportunity, we will have renounced our interest in the corporate opportunity, unless that opportunity is expressly offered to that person in writing solely in his or her capacity as our director or officer. This policy could result in Dean Foods having rights to corporate opportunities in which both we and Dean Foods have an interest. By becoming a stockholder in our Company, you will be deemed to have notice of and have consented to these provisions of our amended and restated certificate of incorporation. This provision in our amended and restated certificate of incorporation will automatically terminate at such time as Dean Foods Entities in the aggregate directly or indirectly own less than 20% of our outstanding common stock.

Choice of Forum

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our amended and restated certificate of incorporation, or our amended and restated by-laws; any action to interpret, apply, enforce, or determine the validity of our amended and restated certificate of incorporation or our amended and restated by-laws; or any action asserting a claim against us that is governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is                 .

NYSE Listing

We expect to apply to list our Class A common stock on the NYSE under the symbol “WWAV.”

Shares Eligible for Future Sale

Prior to this offering, there was no public market for our Class A common stock. Although we expect the shares of our Class A common stock to be approved for listing on the NYSE, we cannot assure you that a significant public market for our Class A common stock will develop or be sustained. No prediction can be made as to the effect, if any, future sales of shares, or the availability for future sales of shares, will have on the market price of our Class A common stock prevailing from time to time. The sale of substantial amounts of our Class A common stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of our Class A common stock and could impair our ability to raise capital through future sales.

We may issue shares of common stock from time to time as consideration for future acquisitions, investments, or other corporate purposes. In the event any such acquisition, investment, or other transaction is significant, the number of shares of common stock that we issue may in turn be significant. In addition, we may also grant registration rights covering those shares of common stock issued in connection with any such acquisitions or investments.

Sale of Restricted Securities

Upon completion of this offering, we will have outstanding                  shares of Class A common stock and                  shares of our Class B common stock (assuming no exercise of the underwriters’ over-allotment option), or                  shares of our Class A common stock (assuming full exercise of the underwriters’ over-allotment option). Of these shares, all of the shares sold in this offering will be freely tradable without restriction under the Securities Act (“Rule 144”), unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining shares of common stock that will be outstanding after this offering are “restricted securities” within the meaning of Rule 144. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration under Rule 144, which is summarized below. Subject to the lock-up agreements described below, shares held by our affiliates that are not restricted securities may be sold subject to compliance with Rule 144 without regard to the prescribed one-year holding period under Rule 144.

Rule 144

In general, under Rule 144, as in effect on the date of this prospectus, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who has beneficially owned restricted stock for at least six months, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of Class A common stock then outstanding; or

•	the average weekly trading volume of our Class A common stock on the NYSE during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the SEC.

Sales pursuant to Rule 144 are subject to provisions relating to notice, manner of sale, and the availability of current public information about us.

In addition, under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without restriction.

Rule 701

In general, Rule 701 of the Securities Act, as in effect on the date of this prospectus, provides that any of our employees, consultants or advisors who purchased shares of our Class A common stock in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell those shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions provided in Rule 144, including the holding period requirements.

Lock-Up Arrangements

In connection with this offering, we, our directors, and our executive officers, and Dean Foods, its directors and its executive officers have each agreed to enter into lock-up agreements and thereby be subject to a lock-up period, meaning that we and our permitted transferees will not be permitted to sell any of the shares of our Class A common stock (and, with respect to us, shares of our Class B common stock) for 180 days after the date of this prospectus, subject to certain exceptions without the prior written consent of J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC. J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC may, in their sole discretion and without notice, release all or any portion of the shares of our Class A common stock (or, with respect to us, shares of our Class B common stock) from the restrictions in any of the lock-up agreements described above at any time. See “Underwriting.” Following the lock-up period, substantially all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144.

Registration Rights

Prior to the completion of this offering, we will enter into a registration rights agreement with Dean Foods pursuant to which we will grant Dean Foods and its affiliates certain registration rights with respect to our Class A common stock owned by them. For more information, see “Certain Relationships and Related Party Transactions.” Pursuant to the lock-up arrangements described above, Dean Foods and its affiliates have agreed not to exercise those rights during the lock-up period without the prior written consent of the representatives, on behalf of the underwriters.

Material U.S. Tax Considerations for Non-U.S. Holders of Common Stock

The following is a general discussion of material U.S. federal income and estate tax considerations relating to ownership and disposition of our common stock by a non-U.S. holder. For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or if the trust has a valid election to be treated as a U.S. person under applicable U.S. Treasury Regulations.

An individual may be treated as a resident instead of a nonresident of the United States in any calendar year for U.S. federal income tax purposes if the individual was present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during the three-year period ending with the current calendar year. For purposes of this calculation, all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Residents of the United States are taxed for U.S. federal income tax purposes as if they were U.S. citizens.

This discussion is based on current provisions of the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings, and judicial decisions, all publicly available and as in effect as of the date of this prospectus and all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change or differing interpretation could alter the tax consequences to non-U.S. holders described in this prospectus. In addition, the IRS could challenge one or more of the tax consequences described in this prospectus and we have not obtained nor do we intend to obtain an opinion of counsel with respect to the U.S. federal income or estate tax consequences to a non-U.S. holder of acquiring, holding, and disposing of our common stock.

This discussion addresses only non-U.S. holders that hold shares of our common stock as a capital asset (generally, property held for investment). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of U.S. state, local, or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	insurance companies;

•	tax-exempt organizations;

•	financial institutions;

•	brokers or dealers in securities;

•	regulated investment companies;

•	pension plans;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security, or other integrated investment; and

•	certain U.S. expatriates.

In addition, this discussion does not address the tax treatment of partnerships or persons who hold their common stock through partnerships or other entities that are pass-through entities for U.S. federal income tax purposes. A partner in a partnership or other pass-through entity that will hold our common stock should consult his, her, or its own tax advisor regarding the tax consequences of the purchase, ownership, and disposition of our common stock through a partnership or other pass-through entity, as applicable.

Prospective investors should consult their own tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of acquiring, holding, and disposing of our common stock.

Dividends

If we pay distributions on our common stock, those distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below under the heading “—Gain on Disposition of Common Stock.”

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence. If we determine, at a time reasonably close to the date of payment of a distribution on our common stock, that the distribution will not constitute a dividend because we do not anticipate having current or accumulated earnings and profits, we intend not to withhold any U.S. federal income tax on the distribution as permitted by U.S. Treasury Regulations.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income is taxed on a net income basis at the same graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN (or successor form) and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our common stock unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States; in these cases, the

non-U.S. holder will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons, and if the non-U.S. holder is a foreign corporation, an additional branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty, may also apply;

•

the non-U.S. holder is a nonresident alien present in the United States for 183 days or more in the taxable year of the disposition and certain other requirements are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty) on the net gain derived from the disposition, which may be offset by U.S.-source capital losses of the non-U.S. holder, if any; or

•

we are, or have been at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter), a “U.S. real property holding corporation,” unless our common stock is regularly traded on an established securities market and the non-U.S. holder held no more than 5% of our outstanding common stock, directly or indirectly, during the shorter of the five year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we believe that we are not currently, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rule described above.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate, currently 28%, with respect to dividends on our common stock. Generally, a non-U.S. holder will comply with such procedures if it provides a properly executed IRS Form W-8BEN (or other applicable Form W-8) or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. holder, or otherwise establishes an exemption. Dividends paid to non-U.S. holders subject to withholding of U.S. federal income tax, as described above under the heading “—Dividends,” will generally be exempt from U.S. backup withholding.

Information reporting and backup withholding generally will apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Rather, any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Legislation Relating to Foreign Accounts

The Foreign Account Tax Compliance Act, or FATCA, was enacted in March 2010. Generally, FATCA imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, our common stock if paid to a foreign entity unless (i) if the foreign entity is a “foreign financial institution,” the foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” the foreign entity identifies certain of its U.S. investors, or (iii) the foreign entity is otherwise excepted under FATCA.

Although this legislation is effective with respect to amounts paid after December 31, 2012, under proposed regulations issued by the U.S. Department of the Treasury on February 8, 2012, withholding under FATCA will only apply (1) to payments of dividends on our common stock made after December 31, 2013 and (2) to payments of gross proceeds from a sale or other disposition of our common stock made after December 31, 2014. These proposed regulations are not final and will not be effective until they have been issued in final form. There can be no assurance as to when the final regulations will be issued or whether the final regulations will be substantially different from the proposed regulations. If withholding under FATCA is required on any payment related to our common stock, investors not otherwise subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) on such payment may be required to seek a refund or credit from the IRS. Non-U.S. holders should consult their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is a non-U.S. holder (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes and, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

The preceding discussion of material U.S. federal tax considerations is for general information only. It is not tax advice. Prospective investors should consult their own tax advisors regarding the particular U.S. federal, state, local, and non-U.S. tax consequences of purchasing, holding, and disposing of our common stock, including the consequences of any proposed changes in applicable laws.

Underwriting

Underwriting

We are offering the Class A common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC, and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as book-running managers of the offering and as representatives (the “Representatives”) of the underwriters.

We have entered into an underwriting agreement dated                 , 2012 with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase on                 , 2012 or on such other date not later than                 , 2012 as may be agreed upon, at the public offering price less the underwriting discount set forth on the cover page of this prospectus, the number of shares of Class A common stock listed next to its name in the following table:

Name	Number of shares
J. P. Morgan Securities LLC
Credit Suisse Securities (USA) LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Total

The underwriting agreement provides that the underwriters may, in their discretion, terminate their obligations thereunder upon the occurrence of certain stated events. The underwriters are committed to purchase all of the shares of the Class A common stock offered by us if they purchase any shares, other than the Class A common stock covered by the over-allotment option described below unless and until the over-allotment option is exercised. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated in certain circumstances.

The underwriters propose to offer the Class A common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $                 per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $                 per share from the initial public offering price. If all of the shares of Class A common stock have not been sold at the initial public offering price, the offering price and other selling terms may be changed by the underwriters.

The public offering of the Class A common stock will be made in the United States. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The Representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the shares of Class A common stock offered in this offering.

The underwriters have an option to buy up to                  additional shares of Class A common stock from us to cover sales of shares by the underwriters that exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase those shares in approximately the same proportion as shown in the table above. If any additional shares of Class A common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of Class A common stock less the amount paid by the underwriters to us per share of Class A common stock. The underwriting fee is $                 per share. The following table shows the per share and total underwriting discount paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without over-allotment exercise	With full over-allotment exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees, and legal and accounting expenses, but excluding the underwriting discount, will be approximately $                .

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the Representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We, our directors, our executive officers, and certain of our stockholders have agreed that we will not, subject to certain exceptions, (i) offer, pledge, sell, contract to sell, sell any option or contact to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our Class A common stock (and, with respect to us, shares of our Class B common stock) or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, or publicly disclose the intention to make any offer, sale, pledge, or disposition, (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Class A common stock (or, with respect to us, shares of our Class B common stock) or such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of shares of Class A common stock or such other securities, in cash or otherwise, or (iii) make any demand for or exercise any right with respect to the registration of any shares of common stock or such other securities without, in each case, the prior written consent of J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC, for 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We will apply to have our Class A common stock approved for listing on the NYSE under the symbol “WWAV”. Listing will be subject to our fulfilling all of the listing requirements of the NYSE, including the corporate governance standards applicable to controlled companies.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing, and selling Class A common stock in the open market for the purpose of preventing or retarding a decline in the market price of the Class A common stock while this offering is in progress. These stabilizing transactions may include making short sales of the Class A common stock, which involves the sale by the underwriters of a greater number of Class A common stock than they are required to purchase in this offering, and purchasing Class A common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain, or otherwise affect the price of the Class A common stock, including the imposition of penalty bids. This means that if the Representatives purchase Class A common stock in the open market in stabilizing transactions or to cover short sales, the Representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the Class A common stock or preventing or retarding a decline in the market price of the Class A common stock, and, as a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for the Class A common stock. The initial public offering price will be determined by negotiations between us and the Representatives. In determining the initial public offering price, we and the Representatives expect to consider a number of factors, including:

•	the information set forth in this prospectus and otherwise available to the Representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded shares of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our Class A common stock, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), our Class A common stock will not be offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Class A common stock that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of Class A common stock may be made to the public in that Relevant Member State at any time:

•	to any legal entity that is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amendment Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the manager for any such offer; or

•	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3(2) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Class A common stock to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe to the Class A common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Switzerland

The shares of Class A common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares of Class A common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares of Class A common stock will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares of Class A common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares of Class A common stock.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares of Class A common stock to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares of Class A common stock offered should conduct their own due diligence on the shares of Class A common stock. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Other Relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In particular, affiliates of the underwriters are lenders under Dean Foods’ Second Amended and Restated Credit Agreement, and affiliates of J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are agents under that credit facility. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long- or short-positions in our debt or equity securities or loans, and may do so in the future.

Legal Matters

The validity of the shares of common stock offered hereby is being passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP. Cravath, Swaine & Moore LLP is acting as counsel for the underwriters in connection with this offering.

Experts

The consolidated financial statements of WWF Operating Company as of December 31, 2011 and 2010, and for each of the three years ended December 31, 2011, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to allocation of expenses and debt from Dean Foods Company) and elsewhere in the registration statement. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The balance sheet of The WhiteWave Foods Company as of July 17, 2012 included in this prospectus has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statement) and elsewhere in the registration statement. Such financial statement has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Where You Can Find More Information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock we are offering to sell. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and the exhibits, schedules, and amendments to the registration statement. For further information with respect to us and our Class A common stock, we refer you to the registration statement and to the exhibits and schedules to the registration statement. Statements contained in this prospectus about the contents of any contract, agreement, or other document are not necessarily complete, and, in each instance, we refer you to the copy of the contract, agreement, or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference to such contract, agreement, or document.

You may read and copy the registration statement of which this prospectus is a part at the SEC’s public reference room, which is located at 100 F Street, N.E., Room 1580, Washington, DC 20549. You can request copies of the registration statement by writing to the Securities and Exchange Commission and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s public reference room. In addition, the SEC maintains an Internet website, which is located at http://www.sec.gov, that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC’s Internet website. Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements, and other information with the SEC. You will be able to inspect and copy these reports, proxy statements and other information at the public reference room maintained by the Commission at the address noted above or on the SEC’s website.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Dean Foods Company

Dallas, Texas

We have audited the accompanying balance sheet of The WhiteWave Foods Company (the “Company”) as of July 17, 2012 (date of formation). This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor have we been engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of the Company as of July 17, 2012 (date of formation), in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Dallas, Texas

August 7, 2012

The WhiteWave Foods Company

Balance Sheet

July 17, 2012
ASSETS
Cash and cash equivalents	$1,000
Total Assets	$1,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
Total liabilities	$—

Stockholders’ equity
Common stock ($0.01 par value per share, 1,000 shares authorized, 100 shares issued and outstanding)	1
Additional paid-in capital	999
Total stockholders’ equity	1,000

Total Liabilities and Stockholders’ Equity	$1,000

See notes to the financial statements.

The WhiteWave Foods Company

Notes to the Financial Statements

July 17, 2012

1. Background and Basis of Presentation

The WhiteWave Foods Company (the “Company”), a Delaware corporation, was formed on July 17, 2012. The Company has nominal assets, no liabilities, and has conducted no operations. It is intended that WWF Operating Company will be transferred to the Company.

The accompanying financial statements of the Company are prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”).

The Company has authorized 1,000 shares of $0.01 par value per share common stock. 100 of these shares are issued and outstanding as of July 17, 2012.

2. Subsequent Events

The WhiteWave Foods Company has evaluated all events that have occurred subsequent to July 17, 2012 through August 7, 2012, which is the date the financial statements are available to be issued.

On August 7, 2012, the Dean Foods Compensation Committee, the Dean Foods board of directors, and The WhiteWave Foods Company board of directors approved the terms of our 2012 Stock Incentive Plan. The purpose of the plan is to attract and retain non-employee directors, consultants, executive personnel, and other key employees of outstanding ability to motivate them by means of performance related incentives and to enable them to participate in our growth and financial success. No awards have been issued under the plan to date.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Dean Foods Company

Dallas, Texas

We have audited the accompanying consolidated balance sheets of WWF Operating Company and subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income, invested equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor have we been engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of WWF Operating Company as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the financial statements include allocations of expenses and debt from Dean Foods Company. These allocations may not be reflective of the actual level of costs or debt which would have been incurred had the Company operated as a separate entity apart from Dean Foods Company.

/s/ DELOITTE & TOUCHE LLP

Dallas, Texas

August 7, 2012

WWF Operating Company

Consolidated Balance Sheets

	December 31,
	2011	2010
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$96,987	$73,812
Receivables, net of allowance of $1,233 and $1,018	101,991	93,364
Related party receivables	11,082	10,638
Inventories	127,415	109,357
Deferred income taxes	10,621	18,615
Prepaid expenses and other current assets	21,776	23,196
Assets held for sale	3,897	26,746

Total current assets	373,769	355,728
Property, plant, and equipment, net	587,259	526,525
Identifiable intangible and other assets, net	385,321	418,635
Goodwill	762,336	765,991

Total Assets	$2,108,685	$2,066,879

LIABILITIES AND INVESTED EQUITY
Current liabilities:
Accounts payable and accrued expenses	$235,047	$214,299
Income tax payable	1,366	910
Liabilities of disposal groups held for sale	837	5,347

Total current liabilities	237,250	220,556
Long-term debt	456,171	440,351
Deferred income taxes	254,306	232,551
Other long-term liabilities	20,272	48,958
Commitments and Contingencies (Note 14)

Invested equity:
Parent’s net investment	1,172,254	1,134,568
Accumulated other comprehensive loss	(36,335)	(24,668)

Invested equity attributable to WWF Operating Company	1,135,919	1,109,900
Non-controlling interest	4,767	14,563

Total invested equity	1,140,686	1,124,463

Total Liabilities and Invested Equity	$2,108,685	$2,066,879

See notes to consolidated financial statements.

WWF Operating Company

Consolidated Statements of Operations

	Year ended December 31,
	2011	2010	2009
	(In thousands)
Net sales	$1,916,830	$1,713,390	$1,446,931
Net sales to related parties	108,921	107,923	88,036

Total net sales	2,025,751	1,821,313	1,534,967
Cost of sales	1,341,310	1,210,816	1,020,585

Gross profit	684,441	610,497	514,382
Related party license income	42,680	39,378	46,729
Operating costs and expenses:
Selling and distribution	414,724	384,512	331,844
General and administrative	136,703	139,888	127,130

Total operating costs and expenses	551,427	524,400	458,974

Operating income	175,694	125,475	102,137
Other expense (income):
Interest expense (income)	9,149	10,583	(680)
Other expense (income), net	122	377	(149)

Total other expense (income)	9,271	10,960	(829)

Income from continuing operations before income taxes	166,423	114,515	102,966
Income tax expense	52,089	33,159	42,419

Income from continuing operations	114,334	81,356	60,547
Gain on sale of discontinued operations, net of tax	3,616	5,693	276
Loss from discontinued operations, net of tax	(27,105)	(16,686)	(21,089)

Net income	90,845	70,363	39,734
Net loss attributable to non-controlling interest	16,550	8,735	12,441

Net income attributable to WWF Operating Company	$107,395	$79,098	$52,175

See notes to consolidated financial statements.

WWF Operating Company

Consolidated Statements of Comprehensive Income

	Year ended December 31,
	2011	2010	2009
	(In thousands)
Net income	$90,845	$70,363	$39,734
Other comprehensive income (loss), net of tax
Net change in minimum pension liability	(140)	(834)	155
Foreign currency translation adjustment	(11,786)	(21,205)	1,974
Change in fair value of derivative instruments	259	—	—

Other comprehensive income (loss), net of tax	(11,667)	(22,039)	2,129

Comprehensive income	79,178	48,324	41,863
Comprehensive loss attributable to non-controlling interest	16,550	8,735	12,441

Comprehensive income attributable to WWF Operating Company	$95,728	$57,059	$54,304

See notes to consolidated financial statements.

WWF Operating Company

Consolidated Statements of Invested Equity

	Parent’s Net Investment	Accumulated Other Comprehensive Income (Loss)	Non- Controlling Interest	Total Invested Equity
	(In thousands)

Balance at December 31, 2008	$1,123,474	$(4,758)	$—	1,118,716

Net income attributable to WWF Operating Company	52,175	—	—	52,175
Change in Parent’s investment, net	(42,372)	—	—	(42,372)
Share-based compensation funded by Parent	7,947	—	—	7,947
Fair value of non-controlling interest acquired	—	—	14,499	14,499
Capital contribution from non-controlling interest	—	—	13,248	13,248
Net loss attributable to non-controlling interest	—	—	(12,441)	(12,441)
Other comprehensive income:
Change in minimum pension liability, net of tax of $84	—	155	—	155
Foreign currency translation adjustment	—	1,974	—	1,974

Balance at December 31, 2009	$1,141,224	$(2,629)	$15,306	$1,153,901

Net income attributable to WWF Operating Company	79,098	—	—	79,098
Change in Parent’s investment, net	(92,542)	—	—	(92,542)
Share-based compensation funded by Parent	6,788	—	—	6,788
Capital contribution from non-controlling interest	—	—	7,992	7,992
Net loss attributable to non-controlling interest	—	—	(8,735)	(8,735)
Other comprehensive income (loss):
Change in minimum pension liability, net of tax benefit of $361	—	(834)	—	(834)
Foreign currency translation adjustment	—	(21,205)	—	(21,205)

Balance at December 31, 2010	$1,134,568	$(24,668)	$14,563	$1,124,463

Net income attributable to WWF Operating Company	107,395	—	—	107,395
Change in Parent’s investment, net	(75,955)	—	—	(75,955)
Share-based compensation funded by Parent	6,246	—	—	6,246
Capital contribution from non-controlling interest	—	—	6,754	6,754
Net loss attributable to non-controlling interest	—	—	(16,550)	(16,550)
Other comprehensive income (loss):
Change in minimum pension liability, net of tax benefit of $87	—	(140)	—	(140)
Foreign currency translation adjustment	—	(11,786)	—	(11,786)
Change in fair value of derivative instruments, net of tax of $134	—	259	—	259

Balance at December 31, 2011	$1,172,254	$(36,335)	$4,767	$1,140,686

See notes to consolidated financial statements.

WWF Operating Company

Consolidated Statements of Cash Flows

	Year ended December 31,
	2011	2010	2009
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$90,845	$70,363	$39,734
Loss from discontinued operations	27,105	16,686	21,089
Gain on sale of discontinued operations, net	(3,616)	(5,693)	(276)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	67,990	65,765	57,917
Share-based compensation expense funded by Parent	6,246	6,788	7,947
Amortization of debt issuance costs	2,513	2,513	1,257
Loss on disposals and other, net	2,361	2,456	5,891
Deferred income taxes	31,020	3,494	13,719
Other	1,618	(82)	14
Changes in operating assets and liabilities, net of acquisitions/divestitures:
Receivables	(9,650)	(4,138)	32,058
Related party receivables	(444)	1,888	1,307
Inventories	(18,488)	5,797	4,504
Prepaid expenses and other assets	(4,030)	1,824	(2,968)
Accounts payable and accrued expenses	27,542	9,876	(34,960)
Income taxes payable	495	64	928

Net cash provided by operating activities—continuing operations	221,507	177,601	148,161
Net cash provided by/(used in) operating activities—discontinued operations	19,054	3,726	(2,633)

Net cash provided by operating activities	240,561	181,327	145,528

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments for property, plant, and equipment	(126,755)	(50,707)	(34,063)
Payments for acquisitions, net of cash received	—	—	(441,398)
Proceeds from sale of fixed assets	710	1,006	1,548

Net cash used in investing activities—continuing operations	(126,045)	(49,701)	(473,913)
Net cash (used in)/provided by investing activities—discontinued operations	(217)	23,309	(1,715)

Net cash used in investing activities	(126,262)	(26,392)	(475,628)

CASH FLOWS FROM FINANCING ACTIVITIES:
Distributions to Parent, net	(109,667)	(114,344)	(58,028)
Proceeds from allocated debt from Parent	—	—	440,255
Payments of capital lease obligations	(100)	—	—
Proceeds from receivables—backed facility	319,671	142,690	141,311
Payments for receivables—backed facility	(303,756)	(142,690)	(181,624)
Capital contribution from non-controlling interest	6,754	7,992	12,068

Net cash (used in)/provided by financing activities—continuing operations	(87,098)	(106,352)	353,982
Net cash used in financing activities—discontinued operations	(498)	—	(998)

Net cash (used in)/provided by financing activities	(87,596)	(106,352)	352,984
Effect of exchange rate changes on cash and cash equivalents	(3,528)	(1,237)	(325)

INCREASE IN CASH AND CASH EQUIVALENTS	23,175	47,346	22,559
Cash and cash equivalents, beginning of period	73,812	26,466	3,907

Cash and cash equivalents, end of period	$96,987	$73,812	$26,466

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest and financing charges, net of capitalized interest	15,478	13,307	3,582
Cash paid for taxes	27,420	27,814	27,717

See notes to consolidated financial statements.

WWF Operating Company

Notes to Consolidated Financial Statements

Years Ended December 31, 2011, 2010 and 2009

Unless otherwise indicated, references in this report to “we”, “us”, “our”, or the “Company” refer to WWF Operating Company’s operations, taken as a whole.

1. Business and Basis of Presentation

Business

WWF Operating Company, a wholly-owned subsidiary of Dean Foods, was incorporated on March 28, 2005. The capitalization of the Company was $1,000 (one thousand shares issued and outstanding at December 31, 2011 and 2010, respectively) and is reflected in Parent’s net investment in the consolidated balance sheets and statements of invested equity.

We are a leading consumer packaged food and beverage company focused on high-growth product categories that are aligned with emerging consumer trends. We manufacture, market, distribute, and sell branded plant-based foods and beverages, coffee creamers and beverages, and premium dairy products throughout North America and Europe. Our brands distributed in North America include Silk plant-based foods and beverages, International Delight and LAND O LAKES coffee creamers and beverages, and Horizon Organic premium dairy products, while our European brands of plant-based foods and beverages include Alpro and Provamel.

Basis of presentation

Our historical consolidated financial statements have been prepared on a stand-alone basis in accordance with U.S. generally accepted accounting principles (“GAAP”) and are derived from Dean Foods’ consolidated financial statements and accounting records using the historical results of operations and assets and liabilities attributed to our operations, and includes allocations of expenses from Dean Foods. Our consolidated and segment results are not necessarily indicative of our future performance and do not reflect what our financial performance would have been had we been a stand-alone public company during the periods presented.

Dean Foods currently provides certain corporate services to us, and costs associated with these functions have been allocated to us. These allocations include costs related to corporate services, such as executive management, supply chain, information technology, legal, finance and accounting, investor relations, human resources, risk management, tax, treasury, and other services, as well as stock-based compensation expense attributable to our employees and an allocation of stock-based compensation attributable to employees of Dean Foods. The costs of such services have been allocated to us based on the most relevant allocation method to the service provided, primarily based on relative percentage of total net sales, relative percentage of headcount, or specific identification. The total amount of these allocations from Dean Foods was approximately $32.7 million, $36.2 million, and $45.7 million in the year ended December 31, 2011, 2010, and 2009, respectively. These cost allocations are primarily reflected within general and administrative expenses in our consolidated statements of operations as well as classified as “Corporate and Other” in Note 15 “Segment, Geographic and Customer Information.” Management believes the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by us during the periods presented. Following the completion of this offering, we expect Dean Foods to continue to provide many of these services related to these functions on a transitional basis for a fee.

As a stand-alone public company, we will assume responsibility for the costs of these functions. The allocations may not reflect the expense we would have incurred as a stand-alone public company for the periods presented. Actual costs that may have been incurred if we had been a stand-alone public company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees, and strategic decisions made in certain areas.

The total invested equity represents Dean Foods’ interest in our recorded net assets. The parent’s net investment balance represents the cumulative net investment by Dean Foods in us through that date, including any prior net income or loss or other comprehensive income or loss attributed to us and contributions received from or distributions made to Dean Foods. Current domestic income tax liabilities are deemed to be remitted in cash to Dean Foods in the period the related income tax expense is recorded. Certain transactions between us and other related parties that are wholly-owned subsidiaries of Dean Foods, including allocated expenses and settlement of intercompany transactions, are also included in Dean Foods’ net investment.

Invested equity in the consolidated balance sheets includes net payables to affiliates of Dean Foods of $406.8 million and $476.6 million as of December 31, 2011 and 2010, respectively.

A portion of Dean Foods’ consolidated debt has been allocated to us based on amounts directly incurred by us to fund the acquisition of Alpro in July 2009. Interest expense has been allocated based on the historical interest rates of the Dean Foods senior secured credit facility during each period presented, as this revolver was drawn to fund the Alpro acquisition. Debt issuance costs have been allocated in the same proportion as debt. Management believes the basis of allocation for debt, interest expense and debt issuance costs is reasonable. However, these amounts may not be indicative of the actual amounts that we would have incurred had we been a stand-alone public company for the periods presented. See Note 9 “Debt and Allocated Portion of Dean Foods’ Debt.”

2. Summary of Significant Accounting Policies

Consolidation

The consolidated financial statements have been prepared for the Company as it was historically managed as a component of Dean Foods and include the accounts of our wholly-owned subsidiaries, as well as those of our 50%-owned joint venture with Hero Group (“Hero”). As we are the primary beneficiary of the joint venture’s variable interests, the financial position and results of operations for the joint venture are consolidated for financial reporting purposes. The resulting non-controlling interest’s share in the equity of the joint venture is presented as a separate component of invested equity in the consolidated balance sheets and consolidated statements of invested equity. The net loss attributable to the non-controlling interest is presented in the consolidated statements of operations and the comprehensive loss attributable to the non-controlling interest is presented in the consolidated statements of comprehensive income.

All intercompany transactions and balances have been eliminated in consolidation. All transactions and balances between us and other wholly-owned subsidiaries of Dean Foods are reported in the consolidated financial statements. All sales and financing transactions with Dean Foods and its subsidiaries are considered to be settled for cash in the consolidated statement of cash flows at the time the transaction is recorded.

Use of Estimates

The preparation of our consolidated financial statements in conformity with GAAP requires us to use our judgment to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of net sales and expenses during the reporting period. Actual results could differ from these estimates under different assumptions or conditions.

Cash and Cash Equivalents

As of December 31, 2011 and 2010, cash is comprised of cash held in bank accounts. We receive day-to-day cash management services from Dean Foods. See Note 16 “Related Party Transactions.”

We consider temporary investments with an original maturity of three months or less to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market. Our products are valued using the first-in, first-out (“FIFO”) method. The costs of finished goods inventories include raw materials, direct labor, indirect production, and overhead costs. Reserves for obsolete or excess inventory are not material.

Property, Plant, and Equipment

Property, plant, and equipment are stated at acquisition cost, plus capitalized interest on borrowings during the actual construction period of major capital projects as allocated from Dean Foods. Expenditures for repairs and maintenance that do not improve or extend the life of the assets are expensed as incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, as follows:

Asset	Useful life
Buildings	15 to 40 years
Machinery and equipment	3 to 20 years
Leasehold improvements	Over the terms of the applicable lease agreements

Leasehold improvements are amortized over the shorter of their lease term or their estimated useful lives. Expenditures for repairs and maintenance which do not improve or extend the life of the assets are expensed as incurred.

Goodwill and Intangible Assets

Our goodwill and identifiable intangible assets have resulted from acquisitions. Upon acquisition, the purchase price is first allocated to identifiable assets and liabilities, including customer-related intangible assets and trademarks, with any remaining purchase price recorded as goodwill. Goodwill and trademarks with indefinite lives are not amortized.

A trademark is determined to have an indefinite life if it has a history of strong sales and cash flow performance that we expect to continue for the foreseeable future. If these perpetual trademark criteria are not met, the trademarks are amortized over their expected useful lives. Determining the expected life of a trademark is based on a number of factors including the competitive environment, trademark history, and anticipated future trademark support.

Identifiable intangible assets, other than indefinite-lived trademarks, are typically amortized over the following range of estimated useful lives:

Asset	Useful life
Customer lists and relationships	5 to 15 years
Certain finite-lived trademarks	5 to 15 years

Impairment

In accordance with accounting standards related to goodwill and other intangibles assets, we do not amortize goodwill and other intangible assets determined to have indefinite useful lives. Instead, we conduct impairment tests on our goodwill and indefinite-lived trademarks annually on December 1 and when circumstances indicate that the carrying value may not be recoverable. To determine whether impairment exists, we primarily utilize a discounted future cash flow analysis.

Long-lived assets, including property, plant, and equipment and definite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and prior to any goodwill impairment test. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. There were no indicators of impairment of long-lived assets identified in 2011, 2010, or 2009.

Assets Held For Sale

We classify assets as held for sale when management approves and commits to a formal plan of sale and our expectation is that the sale will be completed within one year. The carrying value of the net assets of the business held for sale are then recorded at the fair market value, less costs to sell. As of December 31, 2011 and 2010, $3.9 million and $26.7 million of assets held for sale related to the wind-down of our joint venture with Hero are presented within the consolidated balance sheets and no longer depreciated. See Note 3 “Divestitures and Acquisitions.”

Employee Benefit Plans

We participate in Dean Foods’ various employee benefit plans which consist of Dean Foods’ consolidated defined benefit plan and defined contribution plan (including various employee savings and profit sharing plans). We also have a separate, stand-alone defined benefit pension plan as a result of the acquisition of Alpro on July 2, 2009, and we contribute to a multiemployer pension plan on behalf of certain of our employees.

We account for our employees’ participation in the Dean Foods’ employee defined benefit plan as a multiemployer plan and record our contribution to the pension plan or allocation of net periodic benefit cost associated with our employees.

We recognize the overfunded or underfunded status of defined benefit pension plans as an asset or liability on our consolidated balance sheets and recognize changes in the funded status in the year in which changes occur, through accumulated other comprehensive income (loss). The funded status is measured as the difference between the fair value of plan assets and benefit obligation (the projected benefit obligation for pension plans). Actuarial gains and losses and prior service costs and credits that have not been recognized as a component of net periodic benefit cost previously are recorded as a component of accumulated other comprehensive income (loss). Plan assets and obligations are measured as of December 31 of each year. See Note 13 “Employee Retirement and Profit Sharing Plans.”

Share-Based Compensation

Certain of our employees participate in share-based compensation plans sponsored by Dean Foods that are settled in Dean Foods’ common stock. Share-based compensation expense is recognized for Dean Foods equity awards granted to our employees over the vesting period based on their grant date fair value. The fair value of option awards is estimated at the date of grant using the Black-Scholes valuation model. The fair value of restricted stock unit awards is equal to the closing price of Dean Foods’ common stock on the date of the grant. Compensation expense is recognized only for equity awards expected to vest. We estimate forfeitures at the date of grant based on our historical experience and future expectations. Share-based compensation expense is primarily included within general and administrative expenses. See Note 11 “Share-Based Compensation.”

Revenue Recognition, Sales Incentives and Accounts Receivable

Sales are recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, the product has been delivered to the customer, and there is a reasonable assurance of collection of the sales proceeds. Sales are recorded net of allowances for returns, trade promotions, and prompt pay and other discounts. We routinely offer sales incentives and discounts through various regional and national programs to our customers and to consumers. These programs include rebates, shelf-price reductions, in-store display incentives, coupons, and other trade promotional activities. These programs, as well as amounts paid to customers for shelf-space in retail stores, are considered reductions in the price of our products and thus are recorded as reductions to gross sales. Some of these incentives are recorded by estimating incentive costs based on our historical experience and expected levels of performance of the trade promotion. We maintain liabilities at the end of each period for the estimated incentive costs incurred but unpaid for these programs. Differences between estimated and actual incentive costs are normally not material and are recognized in earnings in the period such differences are determined.

We generally provide credit terms to customers of net 10 days, from invoice date. We perform ongoing credit evaluations of our customers and maintain allowances for potential credit losses based on our historical experience. Estimated product returns historically have not been material.

Related Party Sales

Sales to other wholly-owned subsidiaries of Dean Foods of raw materials and the finished products that we manufacture have been reflected as related party sales in our consolidated financial statements.

These transactions have historically taken place at an agreed upon price, which may not be equivalent to the terms that would prevail in an arm’s-length transaction. Effective January 1, 2010, Dean Foods implemented a standardized intercompany pricing structure on all products sold by us to other wholly-owned subsidiaries of Dean Foods which negatively impacted our related party sales as compared to 2009.

Advertising Expense

We market our products through advertising and other promotional activities, including media and agency. Advertising expense is charged to income during the period incurred, except for expenses related to the development of a major commercial or media campaign which are charged to income during the period in which the advertisement or campaign is first presented to the public. Advertising expense totaled $138.9 million, $142.7 million, and $102.5 million in 2011, 2010, and 2009, respectively. Prepaid advertising was $1.7 million and $1.2 million as of December 31, 2011 and 2010, respectively.

Shipping and Handling Fees

Our shipping and handling costs are included in both cost of sales and selling and distribution expense, depending on the nature of such costs. In cost of sales, we include inventory warehouse costs and product loading and handling costs at Company-owned facilities. Costs associated with shipping products to customers through third-party carriers and third-party inventory warehouse costs are included in selling and distribution expense. Shipping and handling costs totaled $171.9 million, $143.3 million, and $121.2 million in 2011, 2010, and 2009, respectively.

Insurance Accruals

We participate in Dean Foods’ various insurance programs which consist of selected levels of property and casualty risks, primarily related to employee health care, workers’ compensation claims, and other casualty losses. Many of these potential losses are covered under conventional insurance programs with third-party carriers with high deductible limits. In other areas, Dean Foods is self-insured with stop-loss coverage. Accrued liabilities for incurred but not reported losses related to these retained risks are calculated based upon loss development factors which contemplate a number of factors including claims history and expected trends. These loss development factors are developed by us in consultation with external insurance brokers and actuaries.

At December 31, 2011 and 2010, we recorded accrued liabilities related to these retained risks based on specific claims filed by our employees in the amounts of $3.0 million and $1.9 million, respectively, including both current and long-term liabilities.

Research and Development

Our research and development activities primarily consist of generating and testing new product concepts, new flavors, and packaging. Our total research and development expense was $11.1 million, $15.4 million, and $20.9 million for 2011, 2010, and 2009, respectively. Research and development costs are included in general and administrative expenses in our consolidated statements of operations.

Foreign Currency Translation

The financial statements of our foreign subsidiaries are translated to U.S. Dollars. The functional currency of our foreign subsidiaries is generally the local currency of the country. Accordingly, assets and liabilities of the foreign subsidiaries are translated to U.S. Dollars at period-end exchange rates. Income and expense items are translated at the average rates prevailing during the period. Changes in exchange rates that affect cash flows and the related receivables or payables are recognized as transaction gains and losses. Our transaction gains and losses are reflected in general and administrative expense in our consolidated statements of operations. The cumulative translation adjustment in accumulated other comprehensive (income) loss reflects the unrealized adjustments resulting from translating the financial statements of our foreign subsidiaries.

Income Taxes

Income taxes have been prepared on a separate return basis as if the Company was a stand-alone entity. However, as a result of being included in the Dean Foods’ U.S. consolidated federal income tax return and Dean Foods’ payment of domestic taxes, U.S. federal and state current income taxes are included in “Parent’s net investment” in the Company’s consolidated balance sheets. Foreign income tax liabilities are paid by the Company and therefore are presented separately. All of our wholly-owned U.S. operating subsidiaries, as well as our proportional share of the operations of our consolidated joint venture, are included in the preparation of our U.S. federal consolidated tax calculation. Our foreign subsidiaries are required to file local jurisdiction income tax returns with respect to their operations, the earnings from which are expected to be reinvested indefinitely. At December 31, 2011, no provision had been made for U.S. federal or state income tax on approximately $76.6 million of accumulated foreign earnings, as they are considered to be indefinitely reinvested. Computation of the potential deferred tax liability associated with these undistributed earnings and other basis differences is not practicable.

Deferred income taxes arise from temporary differences between amounts recorded in the consolidated financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse. Deferred tax assets, including the benefit of net operating loss and tax credit carryforwards, are evaluated based on the guidelines for realization and are reduced by a valuation allowance if deemed necessary.

We recognize the income tax benefit from an uncertain tax position when it is more likely than not that, based on technical merits, the position will be sustained upon examination, including resolutions of any related appeals or litigation processes. We recognize accrued interest related to uncertain tax positions as a component of income tax expense. Penalties, if incurred, are recognized as a component of operating income.

Recent Accounting Pronouncements

In May 2011, in an effort to assist in the convergence of U.S. GAAP and International Financial Reporting Standards (“IFRS”), the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards

Update related to “Fair Value Measurements: Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs.” The standard expands existing disclosure requirements for fair value measurements and makes certain other amendments, including a requirement to categorize, by level in the fair value hierarchy, items that are required to be disclosed, but not measured, at fair value. The standard is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, and should be applied prospectively. We do not expect the adoption of this standard to have a material effect on our consolidated financial statements.

In June 2011, the FASB issued an Accounting Standards Update related to “Presentation of Comprehensive Income.” This standard revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the previously accepted presentation options and requires entities to report components of comprehensive income in either a continuous statement of comprehensive income, or two separate but consecutive statements. The standard is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, and requires retrospective application for all periods presented in the financial statements. In December 2011, the FASB indefinitely deferred the portion of this standard that requires entities to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented. We adopted this standard as of December 31, 2011.

In September 2011, the FASB issued an Accounting Standards Update related to “Testing Goodwill for Impairment.” The new guidance permits entities to make a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying amount before applying the two-step goodwill impairment test. Unless an entity concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, it would not be required to perform the two-step impairment test for that reporting unit. The standard is effective for annual and interim goodwill impairment tests performed in fiscal years beginning after December 15, 2011, and early adoption is permitted. We do not expect the adoption of this standard to have a material effect on our consolidated financial statements.

In September 2011, the FASB issued an Accounting Standards Update related to “Compensation Retirement Benefits—Multiemployer Plans.” This standard requires new quantitative and qualitative disclosures for multiemployer pension and other postretirement benefit plans. The objective of the amended disclosure requirements is to provide users with more detailed information about the plans in which we participate. We adopted this standard as of December 31, 2011. See Note 13 “Employee Retirement and Profit Sharing.”

In July 2012, the FASB issued an Accounting Standards Update related to “Testing Indefinite-Lived Intangibles for Impairment.” The purpose of the update is to simplify the guidance for testing indefinite-lived intangible assets for impairment and permits entities to first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test. Unless an entity determines, through its qualitative assessment, that is more likely than not that an indefinite-lived intangible asset is impaired, it would not be required to calculate the fair value of the asset. This standard is effective for annual and interim impairment tests of indefinite-lived intangible assets performed in fiscal years beginning after September 15, 2012, and early adoption is permitted. We are currently evaluating the impact this standard will have on our annual indefinite-lived asset impairment testing process.

3. Divestitures and Acquisitions

Divestitures

Hero Joint Venture’s Discontinued Operations

In the second quarter of 2011, we began evaluating strategic alternatives related to our joint venture with Hero. During the third quarter of 2011, due to continued poor performance by the venture and a desire on our part to invest in core operations, a recommendation was made to, and approved by, the joint venture partners to wind down the joint venture operations during the fourth quarter of 2011. In conjunction with this action plan, we wrote down the value of the joint venture’s long-lived assets to fair value less costs to sell as of September 30, 2011. During the fourth quarter of 2011, the majority of the Hero joint venture wind down was completed. Our Hero operations have been classified as discontinued operations in our consolidated financial statements for the years ended December 31, 2011, 2010, and 2009. The following is a summary of the operating results of our discontinued operations:

	Year ended December 31,
	2011	2010	2009
	(In thousands)
Operations:
Net sales	$8,614	$12,873	$6,023
Loss before income taxes	(33,100)	(17,470)	(24,963)
Income tax benefit	5,995	3,168	4,736
Net loss	(27,105)	(14,302)	(20,227)
Net loss attributable to non-controlling interest	(16,550)	(8,735)	(12,441)

During 2011 and 2010, Hero made cash contributions to the joint venture of $6.8 million and $8.0 million, respectively. Hero did not make any non-cash contributions to the joint venture in 2011 or 2010.

The following is a summary of the joint venture’s assets and liabilities held for sale:

	December 31,
	2011	2010
	(In thousands)
Assets:
Current assets	$3,504	$5,389
Property, plant, and equipment, net	393	21,357

Assets held for sale	$3,897	$26,746

Liabilities:
Accounts payable and accrued expenses	$568	$4,558
Other liabilities	269	789

Liabilities of disposal groups held for sale	$837	$5,347

Rachel’s Discontinued Operations

During the second quarter of 2010, we committed to a plan to sell the business operations of Rachel’s, which provided organic branded dairy-based chilled yogurt, milk, and related dairy products primarily in the United Kingdom. We completed the sale of our Rachel’s business on August 4, 2010 and recognized a gain of $5.7 million, net of tax.

Our Rachel’s operations have been classified as discontinued operations in our consolidated financial statements for the years ended December 31, 2010 and 2009.

In September 2011, we recorded an additional gain of $3.6 million on the sale of Rachel’s as a result of working capital cash settlement, which has been recorded in gain on sale of discontinued operations, net of tax in our consolidated statements of operations.

The following is a summary of Rachel’s operating results included in discontinued operations:

	Year ended December 31,
	2010	2009
	(In thousands)
Operations:
Net sales	$26,319	$44,606
Loss before income taxes	(3,783)	(642)
Income tax expense (benefit)	(1,399)	220
Net loss	(2,384)	(862)

Acquisitions

On July 2, 2009, we completed the acquisition of the Alpro division of Vandermoortele, N.V. (“Alpro”), a privately held food company based in Belgium, for an aggregate purchase price of €314.6 million ($440.3 million), after working capital adjustments, excluding transaction costs which were expensed as incurred. Alpro manufactures and sells branded plant-based foods and beverages in Europe.

Assets acquired and liabilities assumed in connection with the Alpro acquisition have been recorded at their fair values. The fair values were determined by management based in part on an independent valuation of the net assets acquired, which includes intangible assets of $117.6 million. Intangible assets subject to amortization of $21.0 million are being amortized over a weighted-average period of 15 years and relate primarily to customer relationships.

The excess of the net purchase price over the fair value of the net assets acquired of $175.1 million was recorded as goodwill in our Europe segment and represents a value attributable to an increased competitive position in the plant-based foods and beverages category in Europe. The goodwill is not deductible for tax purposes.

Identifiable assets acquired and liabilities assumed are as follows:

July 2, 2009
(In thousands)
Inventories	$28,553
Current assets	74,497
Property, plant, and equipment, net	195,477
Goodwill	175,100
Identifiable intangible assets	117,627
Other long-term assets	34,079
Current liabilities	(83,654)
Other long-term liabilities	(101,424)

Net identifiable assets acquired	$440,255

The following is a summary of Alpro’s results of operations, which have been included in our consolidated statements of operations from the date of acquisition:

Year ended December 31, 2009
(In thousands)
Operations:
Net sales	$174,511
Income from continuing operations before taxes	9,296
Income tax expense (benefit)	2,729
Income from continuing operations	6,567

The unaudited supplemental pro forma financial information in the table below summarizes the Company’s combined results of operations for the year ended December 31, 2009 as if the acquisition of Alpro had taken place on January 1, 2009:

Year ended December 31, 2009
(In thousands)
Net sales	$1,696,393
Income from continuing operations before taxes	102,103
Income from continuing operations	59,986

We recorded approximately $12.2 million in acquisition-related expenses during the year ended December 31, 2009 including expenses related to due diligence, financial advisors, and regulatory matters, as well as other non-material transactional activities. These acquisition costs have been included in general and administrative expenses in our consolidated statements of operations.

4. Inventories

Inventories, net of reserves of $2.3 million and $2.9 million at December 31, 2011 and 2010, respectively, consisted of the following:

	December 31,
	2011	2010
	(In thousands)
Raw materials and supplies	$66,699	$61,210
Finished goods	60,716	48,147

Total	$127,415	$109,357

5. Property, Plant, and Equipment

	December 31,
	2011	2010
	(In thousands)
Land	$47,531	$46,701
Buildings	259,072	232,216
Leasehold improvements	9,355	9,355
Machinery and equipment	542,687	477,051
Construction in progress	54,976	29,317

	913,621	794,640
Less accumulated depreciation	(326,362)	(268,115)

Total	$587,259	$526,525

Depreciation expense amounted to $65.4 million, $63.2 million, and $56.0 million in 2011, 2010, and 2009, respectively.

For 2011 and 2010, we capitalized $0.2 million and $0.1 million in interest related to Dean Foods’ borrowings during the actual construction period of major capital projects, which is included as part of the cost of the related asset. Other non-cash additions to property, plant, and equipment were $0.6 million and $0.1 million in 2011 and 2010.

6. Goodwill and Intangible Assets

The changes in the carrying amount of goodwill for the years ended December 31, 2011 and 2010 are as follows:

	North America	Europe	Total
	(In thousands)
Balance at December 31, 2009	$600,316	$172,162	$772,478
Foreign currency translation	—	(6,487)	(6,487)

Balance at December 31, 2010	$600,316	$165,675	$765,991
Foreign currency translation	—	(3,655)	(3,655)

Balance at December 31, 2011	$600,316	$162,020	$762,336

There are no accumulated goodwill impairment charges related to goodwill during 2011, 2010, or 2009.

The gross carrying amount and accumulated amortization of our intangible assets other than goodwill as of December 31, 2011 and 2010 are as follows:

	December 31,
	2011			2010
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
	(In thousands)
Intangible assets with indefinite lives:
Trademarks(1)	$349,041	$—	$349,041	$351,132	$—	$351,132
Intangible assets with finite lives:
Customer lists and relationships(1)	36,593	(12,061)	24,532	36,908	(9,653)	27,255
Trademarks	968	(960)	8	968	(864)	104

Total	$386,602	$(13,021)	$373,581	$389,008	$(10,517)	$378,491

(1)	The decrease in the carrying amount of intangible assets is the result of foreign currency translation adjustments.

Amortization expense on intangible assets for the years ended December 31, 2011, 2010, and 2009 was $2.6 million, $2.6 million, and $1.9 million, respectively. Estimated intangible asset amortization expense is $2.5 million for each of the years from 2012 through 2016.

7. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses for the years ended December 31, 2011 and 2010 consisted of the following:

	December 31,
	2011	2010
	(In thousands)
Accounts payable	$164,251	$146,683
Payroll and benefits	37,544	35,881
Accrued marketing and advertising	11,370	7,507
Other accrued liabilities	21,882	24,228

Total	$235,047	$214,299

8. Income Taxes

Income taxes have been prepared on a separate return basis as if the Company was a stand-alone entity. The Company, however, is included in the Dean Foods’ U.S. consolidated federal income tax return and also files some U.S. state income tax returns on a combined basis with Dean Foods. Our foreign subsidiaries file local income tax returns in the jurisdictions in which they operate.

Income from continuing operations before income taxes is comprised of the following:

	Year ended December 31,
	2011	2010	2009
	(In thousands)
Domestic	138,410	91,968	93,669
Foreign	28,013	22,547	9,297

Income from continuing operations before income taxes	$166,423	$114,515	$102,966

Income tax expense consists of the following components:

	Year ended December 31,
	2011(1)	2010(2)	2009(3)
	(In thousands)
Current income taxes:
Federal	$15,737	$20,859	$23,065
State	5,411	1,185	4,979
Foreign	430	1,832	1,196

Total current income tax expense	21,578	23,876	29,240
Deferred income taxes:
Federal	28,954	10,545	10,011
State	2,551	(2,709)	1,634
Foreign	(994)	1,447	1,534

Total deferred income tax expense	30,511	9,283	13,179

Total income tax expense	$52,089	$33,159	$42,419

(1)	Excludes $5.5 million in income tax benefit related to discontinued operations.

(2)	Excludes $10.2 million in income tax benefit related to discontinued operations.

(3)	Excludes $4.8 million in income tax benefit related to discontinued operations.

The following is a reconciliation of income tax expense computed at the U.S. federal statutory tax rate to income tax expense reported in our consolidated statements of operations:

	Year ended December 31,
	2011		2010		2009
	Amount	Percentage	Amount	Percentage	Amount	Percentage
	(In thousands, except percentages)
Tax expense at statutory rate of 35%	$58,248	35.0%	$40,080	35.0%	$36,038	35.0%
State income taxes	5,809	3.5%	3,857	3.4%	3,406	3.3%
Foreign taxes versus U.S. statutory rate	(7,710)	(4.6)%	(4,272)	(3.7)%	(524)	(0.5)%
Transaction costs	—	0.0%	—	0.0%	2,303	2.3%
Audit settlements and statute of limitation lapses	(3,413)	(2.1)%	(2,885)	(2.5)%	537	0.5%
Deferred tax rate adjustments	(234)	(0.1)%	(2,902)	(2.5)%	253	0.2%
Other	(611)	(0.4)%	(719)	(0.7)%	406	0.4%

Total	$52,089	31.3%	$33,159	29.0%	$42,419	41.2%

In the table above, the amounts for audit settlements and statute of limitation lapses and deferred tax rate adjustments include amounts related to state and foreign income taxes.

The tax effects of temporary differences giving rise to deferred income tax assets (liabilities) were:

	December 31,
	2011(1)	2010(2)
	(In thousands)
Deferred income tax assets:
Share-based compensation	$8,876	$9,076
Accrued liabilities	4,754	6,247
Inventories	3,810	7,769
Receivables	3,549	4,893
Net operating loss carryforwards	4,804	5,686
Other	2,212	2,275
Valuation allowances	(528)	(485)

	27,477	35,461
Deferred income tax liabilities:
Intangible assets	(162,294)	(156,785)
Property, plant, and equipment	(108,868)	(92,612)

	(271,162)	(249,397)

Net deferred income tax liability	$(243,685)	$(213,936)

(1)	Includes $1.9 million of deferred tax assets related to uncertain tax positions.

(2)	Includes $5.9 million of deferred tax assets related to uncertain tax positions.

The net deferred income tax assets (liabilities) shown above are classified in our consolidated balance sheets as follows:

	December 31,
	2011	2010
	(In thousands)
Current assets	$10,621	$18,615
Noncurrent liabilities	(254,306)	(232,551)

Total	$(243,685)	$(213,936)

At December 31, 2011, we had $4.8 million of tax-effected state and foreign net operating loss carryforwards, some of which are subject to certain limitations and begin to expire in 2013. A valuation allowance of $0.5 million has been established because we do not believe it is more likely than not that all of the deferred tax assets related to these state and foreign net operating loss carryforwards will be realized prior to expiration.

The following is a reconciliation of gross unrecognized tax benefits, including interest, recorded in our consolidated balance sheets:

	2011	2010	2009
	(In thousands)
Balance at January 1	$39,862	$44,563	$10,830
Increases in tax positions for current year	772	173	2,240
Increases in tax positions for prior years	1,086	885	1,756
Acquisitions	—	—	31,019
Decreases in tax positions for prior years	(28,451)	(5,331)	(193)
Settlement of tax matters	(696)	(428)	(605)
Lapse of applicable statutes of limitations	—	—	(484)

Balance at December 31	$12,573	$39,862	$44,563

The unrecognized tax benefits shown above are classified in our consolidated balance sheets as follows:

	December 31,
	2011	2010
	(In thousands)
Accrued expenses	$943	$1,623
Other long-term liabilities	11,630	38,239

Total	$12,573	$39,862

The 2009 increase in gross unrecognized tax benefits for acquisitions relates to uncertain tax positions of Alpro that were acquired by the Company on July 2, 2009. Due to the closing of taxing authority examinations, resulting in no changes to tax returns as filed, the majority of these tax benefits were recognized by the Company in 2011.

Of the balance at December 31, 2011, $5.9 million would impact our effective tax rate, and $4.8 million would be offset by tax benefits associated with potential transfer pricing adjustments, if recognized. The remaining $1.9 million represents tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Due to the impact of deferred income tax accounting, the disallowance of the shorter deductibility period would not affect our effective tax rate but would accelerate payment of cash to the applicable taxing authority. We do not expect any material changes to our liability for uncertain tax positions during the next 12 months.

We recognize accrued interest related to uncertain tax positions as a component of income tax expense. Penalties, if incurred, are recorded in general and administrative expenses in our consolidated statements of operations. Income tax expense for 2011, 2010, and 2009 included interest expense (benefit), net of tax of $nil, $(0.5) million, and $0.5 million, respectively. Our liability for uncertain tax positions included accrued interest of $1.1 million and $1.2 million at December 31, 2011 and 2010, respectively.

The Dean Foods’ U.S. consolidated federal income tax returns from 2008 forward remain subject to examination. In the second quarter of 2012, Dean Foods received notification that the Internal Revenue Service intends to examine its 2009 and 2010 returns. State income tax returns are generally subject to examination for a period of three to five years after filing. We have various state and foreign income tax returns in the process of examination, appeals, or settlement.

9. Debt and Allocated Portion of Dean Foods’ Debt

	December 31,
	2011		2010
	Amount outstanding	Interest rate	Amount outstanding	Interest rate
	(In thousands, except percentages)
Allocated portion of Dean Foods debt:
Senior Secured Credit Facility	$440,255	3.00%	$440,255	2.96%

	440,255		440,255
WWF Operating Company debt obligations:
Receivables-backed facility	15,916	1.31%	—
Capital lease obligations	—		96
Alpro Revolving credit facility	—		—

	15,916		96

Total long-term debt	$456,171		$440,351

The receivables-backed facility is scheduled to mature in 2013. There is no defined maturity for the allocated portion of Dean Foods’ debt.

Allocated Portion of Dean Foods’ Debt (Senior Secured Credit Facility)

We were allocated $440.3 million from the Dean Foods senior secured credit facility on July 2, 2009 to fund our acquisition of Alpro. Interest expense has been allocated based on the historical interest rates of the Dean Foods senior secured credit facility and totaled $13.2 million, $13.0 million, and $2.7 million in 2011, 2010, and 2009, respectively. Debt issuance costs have been allocated in the same proportion as debt and are recorded as a non-current asset included in our consolidated balance sheets. No principal, interest, and debt issuance costs have been paid by us historically. The principal balances associated with this allocated portion of the Dean Foods senior secured credit facility will be settled upon completion of this offering as a result of the payment to Dean Foods of the net proceeds of this offering and the related financing transactions.

Dean Foods’ senior secured credit facility is secured by liens on substantially all of Deans Foods’ domestic assets, including the assets of Dean Foods’ domestic subsidiaries. See Note 16 “Related Party Transactions—Guarantees.”

Receivables-Backed Facility

In 2004, we began participating in Dean Foods’ receivables-backed facility. We sell certain of our accounts receivable to a wholly-owned entity that is intended to be bankruptcy-remote. The entity transfers the receivables to third-party asset-backed commercial paper conduits sponsored by major financial institutions. The securitization is treated as borrowing for accounting purposes. We are the beneficiary and obligor for all borrowings and repayments under our portion of the Dean Foods facility. On September 28, 2011, Dean Foods amended the terms of the agreement to extend the liquidity termination date to September 25, 2013, to include the ability to issue letters of credit of up to $300 million under the facility, and to amend certain other terms.

The total amount of receivables sold to the entity as of December 31, 2011 was $97.9 million which are reported in our consolidated balance sheet. During 2011, we borrowed $319.7 million and subsequently repaid $303.8 million under the facility. The outstanding debt balance securitized by the Company’s accounts receivable as of December 31, 2011 was $15.9 million and is recorded in our consolidated balance sheets. There were no borrowings under this facility as of December 31, 2010. The principal balances associated with this portion of the receivables-backed facility will be settled upon completion of the offering as a result of the payment to Dean Foods of the net proceeds of this offering and the related financing transactions. Following completion of the offering, we will no longer participate in the Dean Foods receivables-backed facility.

Capital Lease Obligations

Our capital leases represent machinery and equipment financing obligations, which are payable in monthly installments of principal and interest and are collateralized by the assets financed.

Alpro Revolving Credit facility

On July 2, 2009, our then newly-acquired Alpro operations entered into a two-year multi-currency revolving credit facility for borrowings in an amount not to exceed €20 million (or its currency equivalent). In December, 2009, we reduced the facility to an amount not to exceed €10 million (or its currency equivalent). On July 8, 2011, we renewed this facility for one year and further reduced the facility to an amount not to exceed €1 million (or its currency equivalent). The facility is unsecured and is guaranteed by Dean Foods and various Alpro subsidiaries. Use of proceeds under the facility is for working capital and other general corporate purposes of Alpro. The subsidiary revolving credit facility is available for the issuance of up to €1 million (or its currency equivalent) of letters of credit. At December 31, 2011 and 2010, there were no outstanding borrowings under this facility. On July 10, 2012, we renewed this facility under substantially similar terms. No principal payments are due under the subsidiary revolving credit facility until maturity on July 10, 2013.

10. Derivative financial instruments

Foreign Currency

Our international operations represented approximately 26% and 18% of our long-lived assets and net sales, respectively, as of and for the year ended December 31, 2011. Sales in foreign countries, as well as certain expenses related to those sales, are transacted in currencies other than our reporting currency, the U.S. Dollar. Our foreign currency exchange rate risk is primarily limited to the Euro and the British Pound. We may, from time to time, employ derivative financial instruments to manage our exposure to fluctuations in foreign currency rates or enter into forward currency exchange contracts to hedge our net investment and intercompany payable or receivable balances in foreign operations.

As of December 31, 2011 and 2010, derivatives recorded at fair value in our consolidated balance sheets were as follows:

	December 31,
	Derivative assets		Derivative liabilities
	2011	2010	2011	2010
	(In thousands)
Derivatives designated as Hedging Instruments
Foreign currency contracts—current(1)	$411	$—	$—	$—

Total derivatives	$411	$—	$—	$—

(1)	Derivative assets that have settlement dates equal to or less than 12 months from the respective balance sheet date were included in other current assets in our consolidated balance sheets.

Gains and losses on derivatives designated as cash flow hedges reclassified from accumulated other comprehensive income into income were as follows:

	Year ended December 31,
	2011	2010	2009
	(In thousands)
Losses on foreign currency contracts(1)	$101	$—	$—

(1)	Recorded in cost of sales in our consolidated statements of operations.

Based on current exchange rates we estimate that $0.4 million of hedging activity related to our foreign currency contracts will be reclassified from accumulated other comprehensive income to income within the next 12 months.

Commodities

We are exposed to commodity price fluctuations, including milk, organic and non-genetically modified (“non-GMO”) soybeans, butterfat, sweeteners, and other commodity costs used in the manufacturing, packaging, and distribution of our products, including utilities, natural gas, resin, and diesel fuel. To secure adequate supplies of materials and bring greater stability to the cost of ingredients and their related manufacturing, packaging, and distribution, we routinely enter into forward purchase contracts and other purchase arrangements with suppliers. Under the forward purchase contracts, we commit to purchasing agreed-upon quantities of ingredients and commodities at agreed-upon prices at specified future dates. The outstanding purchase commitment for these commodities at any point in time typically ranges from one month’s to one year’s anticipated requirements, depending on the ingredient or commodity. These contracts are considered normal purchases.

Fair Value Measurements

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering assumptions, we follow a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

•	Level 1—Quoted prices for identical instruments in active markets.

•

Level 2—Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations, in which all significant inputs are observable in active markets.

•	Level 3—Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

A summary of our derivative assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 is as follows:

	Fair value as of December 31, 2011	Level 1	Level 2	Level 3
	(In thousands)
Assets—Foreign currency contracts	$411	$—	$411	$—

The fair value of our foreign currency contracts is based on the notional amounts and rates under the contracts and observable market forward exchange rates. We classify these instruments in Level 2 because quoted market prices can be corroborated utilizing observable benchmark market rates at commonly quoted intervals and observable market transactions of spot currency rates and forward currency prices. We did not significantly change our valuation techniques from prior periods.

Due to their near-term maturities, the carrying amounts of accounts receivable and accounts payable are considered equivalent to fair value. In addition, because the interest rates on the Dean Foods senior secured credit facility and other certain debt are variable, their fair values approximate their carrying values.

11. Share-Based Compensation

Certain of the Company’s employees participate in share-based compensation plans sponsored by Dean Foods. These plans provide employees with restricted stock units or options to purchase shares of Dean Foods’

common stock. Given that the Company’s employees directly benefit from participation in these plans, the expense incurred by Dean Foods for stock and options granted specifically to our employees has been reflected in the Company’s consolidated statements of operations. These amounts were based on the awards and terms previously granted to our employees, but may not reflect the equity awards or results that we would have experienced or expect to experience as a stand-alone public company. Additionally, expenses related to the corporate employees of Dean Foods were allocated based on the Company’s percentage of Dean Foods’ total sales. The share and unit data presented in the tables below only reflect the costs that were directly attributable to the Company’s employees and none of the allocated expenses of Dean Foods’ corporate employees. Allocated expense for Dean Foods’ corporate employees totaled $2.9 million, $2.5 million, and $2.3 million for the years ended December 31, 2011, 2010, and 2009, respectively.

Stock Award Plans

As of December 31, 2011, the Company’s employees participated in two Dean Foods employee equity award plans. These plans, which are the 1997 Stock Option and Restricted Stock Plan and the Dean Foods Company 2007 Stock Incentive Plan (the “2007 Plan”), provide for grants of stock options, restricted stock units (“RSUs”), and other stock-based awards to employees, officers, and directors. Options and other stock-based awards vest in accordance with provisions set forth in the applicable award agreements. The remaining shares available for grant under the historical plans are granted pursuant to the terms and conditions of the 2007 Plan.

Under the Dean Foods stock award plans, certain of the Company’s employees are granted stock options and restricted stock units. The following details of options and RSU activity and expenses relates to the direct employees of our Company who participated in the various Dean Foods equity award plans.

Stock Options

Under the terms of the stock option plans, the Company’s employees may be granted options to purchase Dean Foods’ common stock at a price equal to the market price on the date the option is granted. In general, Dean Foods’ employee options vest one-third on the first anniversary of the grant date, one-third on the second anniversary of the grant date, and one-third on the third anniversary of the grant date. All unvested options vest immediately upon a change of control and in the following additional circumstances: (i) an employee with 10 years of service retires after reaching the age of 55, (ii) an employee retires after reaching the age of 65, and (iii) in certain cases upon death or qualified disability.

Share-based compensation expense for stock options is recognized ratably over the vesting period. The fair value of each option award is estimated on the date of grant using the Black-Scholes valuation model with the following assumptions:

	Year ended December 31,
	2011	2010	2009
Expected volatility	41%	34%	33%
Expected dividend yield	0%	0%	0%
Expected option term	5 years	5 years	4.75 years
Risk-free rate of return	1.32 to 2.30%	1.26 to 2.59%	1.65 to 2.66%

The expected term of the options represents the estimated period of time until exercise and is based on historical experience of similar awards, giving consideration to contractual terms (generally 10 years), vesting schedules, and expectations of future employee behavior. Expected stock price volatility is based on a consolidation of historical volatility of Dean Foods stock and expectations with regard to future volatility. The risk-free rates are based on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent remaining term. Dean Foods has not historically declared or paid a regular cash dividend on its common stock.

The following table summarizes stock option activity during the year ended December 31, 2011:

	Number of options	Weighted average exercise price	Weighted average contractual life	Aggregate intrinsic value
Options outstanding at January 1, 2011.	2,692,632	$22.22
Granted	207,529	10.34
Forfeited and cancelled(1)	(386,251)	23.67
Exercised	(8,354)	9.86

Options outstanding at December 31, 2011	2,505,556	21.06	5.79	$306,472

Options vested and expected to vest at December 31, 2011	1,940,816	23.16	5.05	53,033
Options exercisable at December 31, 2010	1,801,777	24.18	5.54	5,043
Options exercisable at December 31, 2011	1,932,462	$23.16	5.05	$53,019

(1)	Pursuant to the terms of Dean Foods’ stock option plans, options that are cancelled or forfeited may be available for future grants.

The following table summarizes information about options outstanding and exercisable at December 31, 2011:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted-average remaining contractual life	Weighted-average exercise price	Number exercisable	Weighted- average exercise price
$7.44 to 10.35	322,258	8.67	$10.25	44,730	$10.03
10.63 to 13.70	46,166	0.30	11.78	46,166	11.78
14.25 to 14.56	217,241	7.67	14.54	81,747	14.51
15.99 to 18.30	178,256	2.86	17.54	167,311	17.60
18.84 to 19.98	122,783	3.52	19.76	119,450	19.76
20.07	439,221	7.03	20.07	295,376	20.07
20.19 to 25.37	514,594	5.57	24.58	512,645	24.60
25.39 to 25.68	271,098	4.10	25.59	271,098	25.59
25.81 to 30.11	316,964	5.14	29.75	316,964	29.75
$30.64 to 31.74	76,975	5.20	$30.69	76,975	$30.69

The following table summarizes additional information regarding our stock option activity:

	Year ended December 31,
	2011	2010	2009
	(In thousands, except per share amounts)
Weighted-average grant date fair value per share of options granted	$4.04	$4.51	$6.29
Intrinsic value of options exercised	13	204	389
Fair value of shares vested	3,433	5,118	4,633
Tax benefit related to stock option expense	646	1,071	1,744

During the year ended December 31, 2011, Deans Foods received $0.1 million of cash from stock option exercises by our direct participants in the Dean Foods incentive compensation plans.

At December 31, 2011, there was $1.0 million of total unrecognized stock option expense, all of which is related to non-vested awards of the Company’s employees who participated in the Dean Foods incentive compensation plans. This compensation expense is expected to be recognized over the weighted-average remaining vesting period of 1.5 years.

RSUs

RSUs are issued to certain senior employees as part of the long-term incentive program. A RSU represents the right to receive one share of common stock in the future. RSUs have no exercise price. RSUs granted to employees generally vest ratably over three years. All unvested RSUs vest immediately upon a change in control, and in the following additional circumstances: (i) an employee with 10 years of service retires after reaching the age of 55, (ii) an employee retires after reaching the age of 65, and (iii) in certain cases upon death or qualified disability.

The following table summarizes RSU activity during the year ended December 31, 2011:

RSUs outstanding January 1, 2011	521,405
RSUs issued	157,308
Shares issued upon vesting of RSUs.	(199,521)
RSUs cancelled or forfeited(1)	(47,584)

RSUs outstanding at December 31, 2011	431,608

Weighted average grant date fair value per share	$14.83

(1)	Pursuant to the terms of the stock unit plans, employees have the option of forfeiting RSUs to cover their minimum statutory tax withholding when shares are issued. RSUs that are cancelled or forfeited may be available for future grants.

The following table summarizes information about our RSU grants and RSU expense during the years ended December 31, 2011, 2010, and 2009:

	Year ended December 31,
	2011	2010	2009
	(In thousands, except per share amounts)
Weighted-average grant date fair value per share of RSUs granted	$10.34	$13.70	$19.89
Tax benefit related to RSU expense	1,378	1,552	1,258

At December 31, 2011, there was $3.3 million of total unrecognized RSU expense, all of which is related to unvested awards. This compensation expense is expected to be recognized over the weighted-average remaining vesting period of 2.0 years.

Cash Performance Units

In 2010, Dean Foods began granting cash performance units (“CPUs”) to employees as part of its long-term incentive compensation program under the terms of the 2007 Stock Incentive Plan (the “2007 Plan”). The CPU awards are cash-settled awards and are designed to link compensation of certain executive officers and other key employees to Dean Foods’ performance over a three-year period. The performance metric, as defined in the award, is the performance of the Dean Foods stock price relative to that of a peer group of companies. The range of payout under the award is between 0% and 200% and is payable in cash at the end of each respective performance period. The fair value of the awards is measured at each reporting period. Compensation expense related to the Company’s direct employees is recognized over the vesting period which is recorded in general and administrative expenses in the consolidated statements of operations. A liability related to these units has not been reflected in the consolidated balance sheet as it will be funded by Dean Foods. The following table summarizes CPU activity during the year ended December 31, 2011. There were no cash awards prior to 2010 related to our employees.

Units
Outstanding at January 1, 2011	1,932,000
Granted	306,250
Converted/paid	—
Forfeited	(32,000)

Outstanding at December 31, 2011	2,206,250

Phantom Shares

In 2011, Dean Foods began granting phantom shares as part of its long-term incentive compensation program, which are similar to RSUs in that they are based on the price of Dean Foods stock and vest ratably over a three-year period, but are cash-settled based upon the value of Dean Foods stock at each vesting period. All unvested phantom shares vest immediately upon a change of control and in the following additional circumstances: (i) an employee with 10 years of service retires after reaching the age of 55, (ii) an employee retires after reaching the age of 65, and (iii) in certain cases upon death or qualified disability. The fair value of the awards is re-measured at each reporting period. Compensation expense is recognized over the vesting period, which is recorded in general and administrative expenses in the consolidated statements of operations. A liability related to these units has not been reflected in the consolidated balance sheet as it will be funded by Dean Foods. The following table summarizes the phantom share activity during the year ended December 31, 2011:

	Shares	Weighted-average grant date fair value per share
Outstanding at January 1, 2011	—
Granted	281,682	$10.34
Converted/paid	—	—
Forfeited	(26,138)	10.35

Outstanding at December 31, 2011	255,544	$10.34

Share-Based Compensation Expense

The following table summarizes the share-based compensation expense recognized for the Company’s direct participants in the Dean Foods incentive compensation plan during the years ended December 31, 2011, 2010, and 2009:

	Year ended December 31,
	2011	2010	2009
	(In thousands)
Stock options	$1,708	$2,835	$4,742
RSUs	3,510	3,953	3,205
CPUs	204	—	—
Phantom shares	824	—	—

Share-based compensation expense funded by Parent	$6,246	$6,788	$7,947

12. Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss comprises net income plus all other changes in equity from non-owner sources. The components of accumulated other comprehensive loss, as reflected in the consolidated statements of invested equity at December 31, 2011 and 2010, are as follows:

	December 31,
	2011	2010
	(In thousands)
Cumulative translation adjustment	$(35,775)	$(23,989)
Fair value of derivative instruments, net of tax	259	—
Pension and other postretirement liability adjustment, net of tax	(819)	(679)

Total accumulated other comprehensive loss	$(36,335)	$(24,668)

13. Employee Retirement and Profit Sharing Plans

Dean Foods sponsors various employee benefit plans, which consist of Dean Foods’ consolidated defined benefit and defined contribution plans, including various employee savings and profit sharing plans in which certain of our employees have historically participated. Substantially all full-time union and non-union employees who have completed one or more years of service and have met other requirements pursuant to the plans are eligible to participate in one or more of these plans.

Expenses related to our employees participation in Dean Foods’ plans were determined by specifically identifying the costs for the Company’s participants. These pension expenses were allocated to the Company and reported in general and administrative expenses. The amounts allocated for pension expenses in general and administrative expenses were $61,000, $50,000, and $92,000 for each of the years ended December 31, 2011, 2010, and 2009, respectively.

The accumulated benefit obligation in excess of plan assets for the Dean Foods’ plans in which our employees participate was $285.7 million and $264.8 million as of December 31, 2011 and 2010, respectively.

During 2011, 2010, and 2009, our retirement and profit sharing plan expenses were as follows:

	Year ended December 31,
	2011	2010	2009
	(In thousands)
Defined benefit plans	$1,781	$1,256	$429
Defined contribution plans	2,386	2,277	2,182
Multiemployer pension and certain union plans	1,591	1,511	1,526

Total	$5,758	$5,044	$4,137

Dean Foods Defined Benefit Plans

The benefits under Dean Foods’ defined benefit plans are based on years of services and employee compensation. Dean Foods’ funding policy is to contribute annually the minimum amount required under ERISA regulations plus additional amounts as management deems appropriate.

Dean Foods Defined Contribution Plans

Certain of our non-union personnel may elect to participate in savings and profit sharing plans sponsored by Dean Foods. These plans generally provide for salary reduction contributions to the plans on behalf of the participants of between 1% and 20% of a participant’s annual compensation and provide for employer matching and profit sharing contributions as determined by Dean Foods’ board of directors. In addition, certain union hourly employees are participants in Dean Foods’ company-sponsored defined contribution plans, which provide for employer contributions in various amounts ranging from $24 to $91 per pay period per participant.

Alpro Defined Benefit Plans

We have separate, stand-alone defined benefit pension plans as a result of the acquisition of Alpro on July 2, 2009. The benefits under our Alpro defined benefit plans are based on years of service and employee compensation. Our funding policy is to contribute annually the minimum amount required under ERISA regulations plus additional amounts as management deems appropriate.

Included in accumulated other comprehensive income at December 31, 2011 and 2010 are the following amounts that have not yet been recognized in net periodic pension cost: unrecognized prior service costs of $0.3 million ($0.2 million net of tax) and $nil and unrecognized actuarial losses of $0.9 million ($0.6 million net of tax) and $1.0 million ($0.7 million net of tax), respectively. The prior service costs and actuarial losses included in accumulated other comprehensive income and expected to be recognized in net periodic pension cost during the year ended December 31, 2012 are $16,000 ($9,840 net of tax) and $5,000 ($3,075 net of tax), respectively.

The reconciliation of the beginning and ending balances of the projected benefit obligation and the fair value of plan assets for the years ended December 31, 2011 and 2010, and the funded status of the plans at December 31, 2011 and 2010, is as follows:

	Year ended December 31,
	2011	2010
	(In thousands)
Change in Benefit Obligation:
Benefit obligation at beginning of the year	$9,897	$8,261
Service cost	1,311	973
Interest cost	523	439
Plan participants’ contributions	52	48
Actuarial (gain)/loss	526	1,180
Benefits paid	(63)	(337)
Expenses Paid	(39)	(40)
Net Transfer in/(out)	59	—
Exchange rate changes	(401)	(627)

Benefit obligation, end of year	11,865	9,897
Change in Plan Assets:
Fair value of plan assets at beginning of year	6,169	5,197
Actual return on plan assets	369	284
Employer contributions to plan	1,439	1,410
Plan participants’ contributions	52	48
Benefits paid	(63)	(337)
Expenses Paid	(39)	(40)
Acquisitions/divestitures	59	—
Exchange rate changes	(276)	(393)

Fair value of plan assets, end of year	7,710	6,169

Funded status at end of year	$(4,155)	$(3,728)

The underfunded status of the plans of $4.2 million at December 31, 2011 is recognized in our consolidated balance sheet as a non-current accrued pension liability. We do not expect any plan assets to be returned to us during the year ended December 31, 2012. We expect to contribute $1.5 million to the pension plans in 2012.

A summary of our key actuarial assumptions used to determine benefit obligations as of December 31, 2011 and 2010 is as follows:

	Year ended December 31,
	2011	2010
Weighted average discount rate	4.50%	4.75%
Rate of compensation increase	3.87%	3.88%

A summary of our key actuarial assumptions used to determine net periodic benefit cost for 2011, 2010, and 2009 is as follows:

	Year ended December 31,
	2011	2010	2009
Weighted average discount rate	4.75%	5.46%	5.50%
Expected return on assets	3.86%	3.88%	3.91%
Rate of compensation increase	3.88%	3.89%	3.85%

	Year ended December 31,
	2011	2010	2009
	(In thousands)
Components of net periodic benefit cost:
Service cost	$1,311	$973	$265
Interest cost	523	439	115
Expected return on plan assets	(139)	(206)	(43)
Amortization:
Prior service (credit)/cost	18	—	—
Unrecognized net (gain)/loss	7	—	—

Net periodic benefit cost	$1,720	$1,206	$337

The overall expected long-term rate of return on plan assets is a weighted-average expectation based on the targeted and expected portfolio composition. We consider historical performance and current benchmarks to arrive at expected long-term rates of return in each asset category.

Pension plans with an accumulated benefit obligation in excess of plan assets are as follows:

	Year ended December 31,
	2011	2010	2009
	(In thousands)
Projected benefit obligation	$2,147	$2,001	$1,359
Accumulated benefit obligation	1,794	1,657	1,147
Fair value of plan assets	746	680	451

The accumulated benefit obligation for all defined benefit plans was $7.8 million and $6.4 million at December 31, 2011 and 2010, respectively.

Almost 13% of our defined benefit plan obligations are frozen as to future participation or increases in projected benefit obligation, as this pension plan was related to the acquisition of Alpro. As an alternative to defined benefit plans, our employees participate in defined contribution plans for eligible employees offered by Dean Foods.

The weighted average discount rate reflects the rate at which our defined benefit plan obligations could be effectively settled. The rate, which is updated annually with the assistance of an independent actuary, uses a model that reflects a bond yield curve. The weighted average discount rate was decreased from 4.75% at December 31, 2010 to 4.5% at December 31, 2011, which will increase the net periodic benefit cost in 2012.

At December 31, 2011, our qualified pension plan investments are comprised of insurance contracts, and the guaranteed premiums are invested in the general assets of the insurance company. The funding policy is to contribute assets at least equal in amount to regulatory minimum requirements. Funding is based on legal requirements, tax considerations, and investment opportunities.

Estimated pension plan benefit payments to our participants for the next ten years are as follows (in thousands):

2012	$762
2013	5
2014	219
2015	6
2016	81
Next five years	4,673

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering assumptions, we follow a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value of our defined benefit plans’ consolidated assets as follows:

•	Level 1—Quoted prices for identical instruments in active markets.

•

Level 2—Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations, in which all significant inputs are observable in active markets.

•	Level 3—Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The fair values by category of inputs as of December 31, 2011 were as follows:

	Fair value as of December 31, 2011	Level 1	Level 2	Level 3
	(In thousands)
Other Investments:
Insurance Contracts	$7,710	$—	$—	$7,710

Total	$7,710	$—	$—	$7,710

The fair values by category of inputs as of December 31, 2010 were as follows:

	Fair value as of December 31, 2010	Level 1	Level 2	Level 3
	(In thousands)
Other Investments:
Insurance Contracts	$6,169	$—	$—	$6,169

Total	$6,169	$—	$—	$6,169

For both 2011 and 2010, approximately 90% of the insurance contracts were financed by employer premiums with the insurer managing the reserves as calculated using an actuarial model. The remaining 10% of the insurance contracts were financed by employer and employee contributions with the insurer managing the reserves collectively with other pension plans.

A reconciliation of the change in the fair value measurement of the defined benefit plans’ consolidated assets using significant unobservable inputs (Level 3) during the years ended December 31, 2011 and 2010 is as follows:

	Insurance reserves	Total
	(In thousands)
Balance at January 1, 2010	$5,197	$5,197
Actual return on plan assets:
Relating to instruments still held at reporting date	284	284
Purchases, sales, and settlements (net)	688	688

Balance at December 31, 2010	$6,169	$6,169
Actual return on plan assets:
Relating to instruments still held at reporting date	369	369
Purchases, sales, and settlements (net)	1,172	1,172

Balance at December 31, 2011	$7,710	$7,710

Multiemployer Pension Plans

We contribute to a multiemployer pension plan that covers approximately 200 of our union employees. This plan is administered by a board of trustees composed of labor representatives and the management of the participating companies. The risks of participating in a multiemployer plan are different from a single-employer plan in the following aspects:

•	assets contributed to a multiemployer plan by one employer may be used to provide benefits to employees of other participating employers;

•	if a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers; and

•

if we choose to stop participating in one or more of our multiemployer plans, we may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

At this time, we have not established any significant liabilities because withdrawal from this plan is not probable or reasonably possible.

Our participation in the multiemployer plan for the year ended December 31, 2011 is outlined in the table below. Unless otherwise noted, the most recent Pension Protection Act (“PPA”) Zone Status available in 2011 and 2010 is for the plan’s year-end at December 31, 2010 and December 31, 2009, respectively. The zone status is based on information that we obtained from the plan’s Form 5500, which is available in the public domain and is certified by the plan’s actuary. Among other factors, plans in the red zone are generally less than 65% funded, plans in the yellow zone are less than 80% funded, and plans in the green zone are at least 80% funded. The “FIP/RP Status Pending/Implemented” column indicates plans for which a funding improvement plan (“FIP”) or a rehabilitation plan (“RP”) is either pending or has been implemented. Federal law requires that plans classified in the yellow zone or red zone adopt a funding improvement plan or rehabilitation plan, respectively, in order to improve the financial health of the plan. The “Extended Amortization Provisions” column indicates plans which have elected to utilize the special 30-year amortization rules provided by the Pension Relief Act of 2010 to amortize its losses from 2008 as a result of turmoil in the financial markets. The last column in the table lists the expiration date(s) of the collective-bargaining agreement(s) to which the plan is subject.

Pension fund	Employer identification number	Pension plan number	PPA Zone status		FIP/RP status pending/ implemented	Extended amortization provisions	Expiration date of associated collective- bargaining agreement
			2011	2010
Western Conference of Teamsters Pension Plan(1)	91-6145047	001	Green	Green	N/A	No	February 28, 2012 - May 21, 2016

(1)	We are party to one collective bargaining agreement in this multiemployer Western Conference of Teamsters Pension Plan which requires contributions. We are also party to two other collective bargaining agreements whose defined contribution plans are 401(k) plans that require matching contributions. These agreements cover a large number of employee participants and expire on various dates between 2012 and 2016.

Information regarding our contributions to our multiemployer pension plan is shown in the table below. There are no changes which materially affected the comparability of our contributions to the plan during the years ended December 31, 2011, 2010, and 2009.

Pension fund	Employer identification number	Pension plan number	WWF Operating Company contributions			Surcharge imposed
			2011	2010	2009
Western Conference of Teamsters Pension Plan	91-6145047	001	$1,591	$1,511	$1,526	No

During the 2011, 2010, and 2009 plan years, our contributions did not exceed 5% of total plan contributions.

14. Commitments and Contingencies

Lease and Purchase Obligations

We lease certain property, plant, and equipment used in our operations under both capital and operating lease agreements. Such leases, which are primarily for office space, machinery, and equipment, have lease terms ranging from one to 20 years. We did not have any material capital lease obligations as of December 31, 2011 and 2010. Rent expense was $8.5 million, $9.2 million, and $7.4 million for 2011, 2010, and 2009, respectively.

Future minimum payments at December 31, 2011, under non-cancelable operating leases with terms in excess of one year are summarized below:

Operating leases
(In thousands)
2012	$11,528
2013	5,772
2014	3,007
2015	1,406
2016	663
Thereafter	125

Total minimum lease payments	$22,501

We have entered into various contracts, in the normal course of business, obligating us to purchase minimum quantities of raw materials used in our production and distribution processes, including soybeans and organic raw milk. We enter into these contracts from time to time to ensure a sufficient supply of raw ingredients. In addition, we have contractual obligations to purchase various services that are part of our production process.

Litigation, Investigations and Audits

The Company is involved in various litigation, investigations, and audit proceedings in the normal course of business. It is management’s opinion, after consultation with counsel and a review of the facts, a material adverse effect on the financial position, liquidity, or results of operations of the Company is not probable or reasonably possible.

15. Segment, Geographic and Customer Information

We currently have two chief operating decision makers, the President, WhiteWave who manages our North America-based operations, and our Alpro Chief Executive Officer who manages our Europe-based operations. Both are currently executive officers of Dean Foods and report directly to the Chairman of the Board and Chief Executive Officer of Dean Foods. Accordingly, our business is organized into two segments, North America and Europe, based on our go-to markets strategies, customer bases, and the objectives of our businesses. Our reportable segments align with how management monitors operating performance, allocates resources and deploys capital.

The North America segment offers products in the plant-based foods and beverages, coffee creamers and beverages, and premium dairy product categories throughout North America, and our Europe segment offers plant-based food and beverage products throughout Europe. We sell our products to a variety of customers, including grocery stores, mass merchandisers, club stores, and convenience stores, as well as various away-from-home channels, including restaurants and foodservice outlets, across North America and Europe. We sell our products in North America and Europe primarily through our direct sales force and independent brokers. We utilize five manufacturing plants, two distribution centers, and three co-packers across the United States. Additionally, we have four plants across Europe in the United Kingdom, Belgium, France, and the Netherlands, each supported by an integrated supply chain.

We evaluate the performance of our segments based on sales and operating income or loss before gains and losses on the sale of businesses, write downs related to the wind down of our joint venture, foreign exchange gains and losses, and income tax. The amounts in the following tables are obtained from reports used by our senior management team. There are no significant non-cash items reported in segment profit or loss other than depreciation and amortization.

The reporting segments do not include the costs allocated to us by Dean Foods for certain corporate and shared service functions. In addition, the expense related to share-based compensation has not been allocated to our segments and is reflected entirely within the caption “Corporate and Other”. Therefore, the measure of segment profit or loss presented below is before such items.

The following table presents the summarized income statement amounts by segment:

	Year ended December 31,
	2011	2010	2009
	(In thousands)
Total net sales:
North America	$1,657,192	$1,479,497	$1,360,456
Europe	368,559	341,816	174,511

Total	$2,025,751	$1,821,313	$1,534,967

Operating income:
North America	$180,487	$138,689	$138,177
Europe	27,873	23,006	9,704

Total reportable segment operating income	208,360	161,695	147,881
Corporate and Other	(32,666)	(36,220)	(45,744)

Total operating income	$175,694	$125,475	$102,137
Other expense (income):
Interest expense (income)	9,149	10,583	(680)
Other expense (income), net	122	377	(149)

Income from continuing operations before tax	$166,423	$114,515	$102,966

Depreciation and amortization:
North America	$47,826	$47,723	$48,697
Europe	20,164	18,042	9,220

Total	$67,990	$65,765	$57,917

Capital expenditures:
North America	$113,673	$39,235	$30,099
Europe	13,082	11,472	3,964

Total	$126,755	$50,707	$34,063

The following tables present sales amounts by product categories:

	Year ended December 31,
	2011	2010	2009
	(In thousands)
Total net sales:
Plant-based foods and beverages	$821,393	$773,738	$592,112
Coffee creamers and beverages	692,136	589,569	525,152
Premium dairy	512,222	458,006	417,703

Total	$2,025,751	$1,821,313	$1,534,967

The following table presents the summarized balance sheet amounts by segment:

	December 31, 2011	December 31, 2010
	(In thousands)
Assets:
North America	$1,510,406	$1,426,277
Europe	594,382	613,856
Assets held for sale	3,897	26,746

Total	$2,108,685	$2,066,879

Long-lived Assets:
North America	$1,291,318	$1,229,545
Europe	443,598	481,606

Total	$1,734,916	$1,711,151

Significant Customers

The Company had a single customer that represented approximately 17% of our consolidated net sales in 2011, 2010, and 2009, respectively. Sales to this customer were primarily included in our North America segment.

16. Related Party Transactions

Allocated Expenses

Dean Foods currently provides certain corporate services to us, and costs associated with these functions have been allocated to us. These allocations include costs related to corporate services, such as executive management, supply chain, information technology, legal, finance and accounting, investor relations, human resources, risk management, tax, treasury, and other services, as well as stock-based compensation expense attributable to our employees and an allocation of stock-based compensation attributable to employees of Dean Foods. The costs of such services have been allocated to us based on the most relevant allocation method to the service provided, primarily based on relative percentage of total net sales, relative percentage of headcount, or specific identification. The total amount of these allocations from Dean Foods was approximately $32.7 million, $36.2 million, and $45.7 million in the year ended December 31, 2011, 2010, and 2009, respectively. These cost allocations are primarily reflected within general and administrative expenses in our consolidated statements of operations as well as classified as “Corporate and Other” in Note 15 “Segment, Geographic and Customer Information.” Management believes the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by us during the periods presented. Following the completion of this offering, we expect Dean Foods to continue to provide many of these services related to these functions on a transitional basis for a fee.

The allocations may not reflect the expense we would have incurred as a stand-alone public company for the periods presented. Actual costs that may have been incurred if we had been a stand-alone public company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees, and strategic decisions made in certain areas.

A portion of Dean Foods’ consolidated debt has been allocated to us based on amounts directly incurred by Dean Foods in July 2009 to fund our acquisition of Alpro. Net interest expense has been allocated in the same proportions as debt. Management believes the allocation basis for debt, interest expense, and deferred issuances costs is reasonable. However, these amounts may not be indicative of the actual amounts that we would have incurred had we been operating as a stand-alone public company for the periods presented. See Note 9 “Debt and Allocated Portion of Dean Foods’ Debt.”

Cash Management

We use a centralized approach to cash management and financing of operations. The Company’s cash is available for use and is regularly swept by Dean Foods at its discretion. Dean Foods also funds the Company’s operating and investing activities as needed. Transfers of cash, both to and from Dean Foods’ cash management system, are reflected as a component of “Parent’s net investment” in the Company’s consolidated balance sheets.

Related Party Arrangements

Related party transactions and activities involving Dean Foods and its wholly-owned subsidiaries are not always consummated on terms equivalent to those that would prevail in an arm’s-length transaction where conditions of competitive, free-market dealing may exist. Sales of our raw materials and finished products that we manufacture for other wholly-owned subsidiaries of Dean Foods have been reflected as related party sales in our consolidated financial statements. These related party transactions are included as part of net parent investment.

Certain related party transactions are settled in cash and are reflected as Related Party Receivables in our consolidated balance sheets. The remaining related party transactions are settled by either non-cash capital contributions from Dean Foods to us or non-cash capital distributions from us to Dean Foods.

During the years ended December 31, 2011, 2010, and 2009, we utilized manufacturing facilities and resources managed by affiliates of Dean Foods Company to conduct our business. The expenses associated with these transactions, which primarily relate to co-packing certain of our products, are included in cost of sales in our consolidated statements of operations.

Intellectual Property License Agreement

The Company is party to a license agreement with a wholly-owned subsidiary of Dean Foods, pursuant to which this wholly-owned Dean Foods subsidiary has the right to use the Company’s intellectual property in the manufacture of certain products for a fee. For the years ended December 31, 2011, 2010, and 2009, related party license income was recorded within operating income in our consolidated statements of operations in the amount of $42.7 million, $39.4 million, and $46.7 million, respectively.

As of December 31, 2011 and 2010, amounts outstanding under this agreement totaled $11.1 million and $10.6 million. These amounts are recorded separately as related party receivables within our consolidated balance sheets.

In conjunction with the license agreement, a loan agreement was entered into, pursuant to which the Company extended a line of credit to this wholly-owned Dean Foods subsidiary related to the license income under the license agreement. There have been no repayments of this loan to date and there are no future plans to settle the outstanding balance; therefore, the principal and associated accrued interest is shown in Parent’s net investment. The interest term on the loan to this wholly-owned Dean Foods subsidiary is LIBOR plus 2% and is recorded in interest income in our consolidated statements of operations. Interest income for the years ended December 31, 2011, 2010 and 2009 was $6.1 million, $5.1 million, and $4.7 million, respectively.

Guarantees

We have entered into several guarantee agreements with Dean Foods whereby we guarantee debt issued by Dean Foods on a joint and several basis. The aggregate unpaid principal balance of the debt issued by Dean Foods that is guaranteed by us was approximately $3.8 billion as of December 31, 2011. The guarantee remains in place until the related debt matures, which will occur on varying dates through 2018, and if the issuer or the primary guarantor, as applicable, defaults on the underlying debt, the Company would be required to satisfy the outstanding debt. As this is an intercompany guarantee, the Company has not recognized an indemnification liability or any income associated with this guarantee in its financial statements.

17. Subsequent Events

The Company has evaluated subsequent events after the balance sheet date through August 7, 2012, which is the date the financial statements are available to be issued.

The WhiteWave Foods Company (“WhiteWave Foods Company”), a wholly-owned subsidiary of Dean Foods was incorporated on July 17, 2012 to own WWF Operating Company. WWF Operating Company will be transferred to WhiteWave Foods Company no later than the completion of this offering. The initial capitalization of WhiteWave Foods Company was one thousand dollars.

In connection with this offering, we have entered, or will enter, into agreements that formalize ongoing commercial arrangements we have with certain wholly-owned Dean Foods subsidiaries. These agreements will become effective no later than the completion of this offering.

Transitional Sales Agreements

•

We have entered into an agreement with a certain wholly-owned Dean Foods subsidiary, pursuant to which such subsidiary will transfer back to us responsibility for its sales and associated costs of certain WhiteWave products over a 15-month term. During this term, this Dean Foods subsidiary will provide certain transitional services to us, which include, but are not limited to, taking and filling orders, collecting receivables, and shipping products to our customers. This Dean Foods subsidiary will remit to us the net profit associated with these product sales until such time as the sales are transitioned to us.

•

We have also entered into an agreement with a certain wholly-owned Dean Foods subsidiary pursuant to which we will transfer to such subsidiary responsibility for the sales and associated costs of our aerosol whipped topping and other non-core products over a 15-month term. During this term, we will provide certain transitional services to such Dean Foods subsidiary, which include, but are not limited to, taking and filling orders and collecting receivables. We will remit to this Dean Foods subsidiary the net profit associated with these product sales until such time as the sales are transitioned to the Dean Foods subsidiary.

Sales and Distribution Agreement

•

We have entered into an agreement with certain wholly-owned Dean Foods subsidiaries, pursuant to which such Dean Foods subsidiaries will continue to sell and distribute certain WhiteWave products for a term of up to 18 months, depending on the product and customer. This agreement modifies our historical intercompany arrangements and reflects pricing we believe to be arm’s length.

Manufacturing and Supply Agreements

•

We have entered into a manufacturing agreement with a certain wholly-owned Dean Foods subsidiary pursuant to which such subsidiary will continue manufacturing various WhiteWave products on our behalf. With the exception of the manufacture of aerosol whipped topping and other non-core products, which are subject to this agreement for a term of up to 15 months, this agreement generally has a term of three to five years with respect to the various product lines. The agreement modifies our historical intercompany arrangements and reflects pricing we believe to be arm’s length.

•

We have entered into a separate manufacturing agreement with certain wholly-owned Dean Foods subsidiaries pursuant to which such subsidiaries will continue manufacturing WhiteWave fresh organic milk products on our behalf for a term of 18 months. The agreement formalizes our historical intercompany arrangements and reflects pricing we believe to be arm’s length.

•

We have also entered into a supply agreement with certain wholly-owned Dean Foods subsidiaries pursuant to which we will continue to purchase cream for an initial term of up to 24 months, with an option for us to renew for up to four one-year terms. This agreement formalizes our historical intercompany arrangements and reflects pricing we believe to be arm’s length.

Termination of Intellectual Property License Agreement

•

Historically, our intellectual property license agreement with a wholly-owned Dean Foods subsidiary provided such subsidiary the right to use certain of our intellectual property in the manufacture of certain products for a fee. In conjunction with the license agreement, a loan agreement was entered into, pursuant to which we extended a line of credit to such subsidiary related to the license income under the license agreement. There have been no repayments of this loan to date and there are no future plans to settle the outstanding balance; therefore, the principal and associated accrued interest is shown in parent’s net investment. We have entered into an agreement with such subsidiary pursuant to which we will terminate this license agreement and the related loan. In addition, we intend to enter into one or more asset purchase agreements with such subsidiary to effect the transfer to such subsidiary of the intellectual property subject to the license agreement.

The remainder of the wind down of our Hero joint venture was completed in the first quarter of 2012. For the six months ended and as of June 30, 2012, the joint venture’s operations were immaterial and only an immaterial amount of assets remain as part of our investment. We may incur additional charges related to our final settlement with Hero.

We repatriated approximately €55 million ($71 million) from our foreign operations to Dean Foods during the second quarter of 2012.

On August 7, 2012, the Dean Foods Compensation Committee, the Dean Foods board of directors, and the WhiteWave Foods Company board of directors approved the terms of our 2012 Stock Incentive Plan. The purpose of the plan is to attract and retain non-employee directors, consultants, executive personnel, and other key employees of outstanding ability to motivate them by means of performance related incentives and to enable them to participate in our growth and financial success. No awards have been issued under the plan to date.

WWF Operating Company

Condensed Consolidated Balance Sheets

(Unaudited)

	June 30, 2012	December 31, 2011
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$41,374	$96,987
Receivables, net of allowance of $1,198 and $1,233	104,567	101,991
Related party receivables	10,843	11,082
Inventories	144,260	127,415
Deferred income taxes	12,608	10,621
Prepaid expenses and other current assets	21,370	21,776
Assets held for sale	—	3,897

Total current assets	335,022	373,769
Property, plant and equipment, net	578,763	587,259
Identifiable intangible and other assets, net	379,889	385,321
Goodwill	758,918	762,336

Total Assets	$2,052,592	$2,108,685

LIABILITIES AND INVESTED EQUITY
Current liabilities:
Accounts payable and accrued expenses	$247,010	$235,047
Income tax payable	976	1,366
Liabilities of disposal groups held for sale	—	837

Total current liabilities	247,986	237,250
Long-term debt	452,672	456,171
Deferred income taxes	255,523	254,306
Other long-term liabilities	20,263	20,272
Commitments and Contingencies (Note 10)

Invested equity:
Parent’s net investment	1,119,005	1,172,254
Accumulated other comprehensive loss	(42,857)	(36,335)

Invested equity attributable to WWF Operating Company	1,076,148	1,135,919
Non-controlling interest	—	4,767

Total invested equity	1,076,148	1,140,686

Total Liabilities and Invested Equity	$2,052,592	$2,108,685

See notes to condensed consolidated financial statements.

WWF Operating Company

Condensed Consolidated Statements Of Operations

(Unaudited)

	Six months ended June 30,
	2012	2011
	(In thousands)
Net sales	$1,050,884	$921,603
Net sales to related parties	55,590	53,048

Total net sales	1,106,474	974,651
Cost of sales	718,883	645,040

Gross profit	387,591	329,611
Related party license income	21,316	20,469
Operating costs and expenses:
Selling and distribution	242,857	203,697
General and administrative	74,979	67,648

Total operating costs and expenses	317,836	271,345

Operating income	91,071	78,735
Other expense (income):
Interest expense	2,610	5,210
Other expense (income), net	683	(770)

Total other expense	3,293	4,440

Income from continuing operations before income taxes	87,778	74,295
Income tax expense (benefit)	30,087	24,129

Income from continuing operations	57,691	50,166
Loss from discontinued operations, net of tax	—	(7,046)

Net income	57,691	43,120
Net loss attributable to non-controlling interest	—	4,388

Net income attributable to WWF Operating Company	$57,691	$47,508

See notes to condensed consolidated financial statements.

WWF Operating Company

Condensed Consolidated Statements of Comprehensive Income

(Unaudited)

	Six months ended June 30,
	2012	2011
	(In thousands)
Net income	$57,691	$43,120
Other comprehensive income (loss), net of tax
Net change in minimum pension liability	18	(58)
Foreign currency translation adjustment	(6,418)	34,530
Change in fair value of derivative instruments	(122)	(133)

Other comprehensive income (loss), net of tax	(6,522)	34,339

Comprehensive income	51,169	77,459
Comprehensive loss attributable to non-controlling interest	—	4,388

Comprehensive income attributable to WWF Operating Company	$51,169	$81,847

See notes to condensed consolidated financial statements.

WWF Operating Company

Condensed Consolidated Statement of Invested Equity

(Unaudited)

	Parent’s net investment	Accumulated other comprehensive income (loss)	Non-controlling interest	Total invested equity
	(In thousands)
Balance at December 31, 2011	$1,172,254	$(36,335)	$4,767	$1,140,686
Net income attributable to WWF Operating Company	57,691	—	—	57,691
Change in Parent’s investment, net	(115,301)	—	—	(115,301)
Share-based compensation funded by Parent	4,361	—	—	4,361
Wind-down of joint venture	—	—	(4,767)	(4,767)
Other comprehensive income (loss):
Change in minimum pension liability, net of tax benefit of $8	—	18	—	18
Foreign currency translation adjustment	—	(6,418)	—	(6,418)
Change in fair value of derivative instruments, net of tax of $30	—	(122)	—	(122)

Balance at June 30, 2012	$1,119,005	$(42,857)	$—	$1,076,148

See notes to condensed consolidated financial statements.

WWF Operating Company

Condensed Consolidated Statement of Invested Equity

(Unaudited)

	Parent’s net investment	Accumulated other comprehensive income (loss)	Non-controlling interest	Total invested equity
	(In thousands)

Balance at December 31, 2010	$1,134,568	$(24,668)	$14,563	$1,124,463
Net income attributable to WWF Operating Company	47,508	—	—	47,508
Change in Parent’s investment, net	(19,019)	—	—	(19,019)
Share-based compensation funded by Parent	3,275	—	—	3,275
Capital contribution from non-controlling interest	—	—	4,950	4,950
Net loss attributable to non-controlling interest	—	—	(4,388)	(4,388)
Other comprehensive income (loss):
Change in minimum pension liability, net of tax benefit of $36	—	(58)	—	(58)
Foreign currency translation adjustment	—	34,530	—	34,530
Change in fair value of derivative instruments, net of tax benefit of $69	—	(133)	—	(133)

Balance at June 30, 2011	$1,166,332	$9,671	$15,125	$1,191,128

See notes to condensed consolidated financial statements.

WWF Operating Company

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Six months ended June 30,
	2012	2011
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$57,691	$43,120
Loss from discontinued operations	—	7,046
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	36,244	33,682
Share-based compensation expense funded by Parent	4,361	3,275
Amortization of debt issuance costs	628	1,256
Loss on disposals and other, net	8,187	1,199
Deferred income taxes	131	10,128
Other	2,403	807
Changes in operating assets and liabilities, net of acquisitions/divestitures:
Receivables	(3,055)	(778)
Related party receivables	239	(75)
Inventories	(17,232)	(16,727)
Prepaid expenses and other assets	1,455	(4,914)
Accounts payable and accrued expenses	10,759	(985)
Income taxes payable	(357)	(25)

Net cash provided by operating activities—continuing operations	101,454	77,009
Net cash provided by operating activities—discontinued operations	—	734

Net cash provided by operating activities	101,454	77,743

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments for property, plant and equipment	(41,130)	(41,894)
Proceeds from recoveries	3,356	—
Proceeds from sale of fixed assets	483	317

Net cash used in investing activities—continuing operations	(37,291)	(41,577)
Net cash used in investing activities—discontinued operations	(1,731)	(217)

Net cash used in investing activities	(39,022)	(41,794)

CASH FLOWS FROM FINANCING ACTIVITIES:
Distributions to Parent, net	(113,622)	(31,657)
Payments of capital lease obligations	—	(100)
Proceeds from receivables-backed facility	117,462	145,488
Payments for receivables-backed facility	(120,961)	(145,488)
Capital contribution from non-controlling interest	—	4,950

Net cash used in financing activities—continuing operations	(117,121)	(26,807)
Net cash provided by/(used in) financing activities—discontinued operations	24	(162)

Net cash used in financing activities	(117,097)	(26,969)
Effect of exchange rate changes on cash and cash equivalents	(948)	3,565

(DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(55,613)	12,545
Cash and cash equivalents, beginning of period	96,987	73,812

Cash and cash equivalents, end of period	$41,374	$86,357

See notes to condensed consolidated financial statements.

WWF Operating Company

Notes to Condensed Consolidated Financial Statements

Six Months Ended June 30, 2012 and 2011

(Unaudited)

Unless otherwise indicated, references in this report to “we”, “us”, “our”, or the “Company” refer to WWF Operating Company operations, taken as a whole.

1. Business and Basis of Presentation

Business

WWF Operating Company, a wholly-owned subsidiary of Dean Foods, was incorporated on March 28, 2005. The capitalization of the Company was $1,000 (one thousand shares issued and outstanding at June 30, 2012 and December 31, 2011, respectively) and is reflected in Parent’s net investment in the consolidated balance sheets and statements of invested equity.

We are a leading consumer packaged food and beverage company focused on high-growth product categories that are aligned with emerging consumer trends. We manufacture, market, distribute, and sell branded plant-based foods and beverages, coffee creamers and beverages, and premium dairy products throughout North America and Europe. Our brands distributed in North America include Silk plant-based foods and beverages, International Delight and LAND O LAKES coffee creamers and beverages, and Horizon Organic premium dairy products, while our European brands of plant-based foods and beverages include Alpro and Provamel.

Basis of Presentation

The unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements contained herein. In our opinion, we have made all necessary adjustments (which include normal recurring adjustments) in order to present fairly, in all material respects, our consolidated financial position, results of operations, and cash flows as of the dates and for the periods presented. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) have been omitted. Our results of operations for the six month periods ended June 30, 2012 and 2011 may not be indicative of our operating results for the full year. The unaudited condensed consolidated financial statements contained herein should be read in conjunction with the annual consolidated financial statements contained herein.

Our historical condensed consolidated financial statements have been prepared on a stand-alone basis in accordance with GAAP and are derived from Dean Foods’ consolidated financial statements and accounting records using the historical results of operations, and assets and liabilities attributed to our operations and include allocations of expenses from Dean Foods. Our consolidated and segment results are not necessarily indicative of our future performance and do not reflect what our financial performance would have been had we been an stand-alone public company during the periods presented.

Dean Foods currently provides certain corporate services to us, and costs associated with these functions have been allocated to us. These allocations include costs related to corporate services, such as executive management, supply chain, information technology, legal, finance and accounting, investor relations, human resources, risk management, tax, treasury, and other services, as well as stock-based compensation expense attributable to our employees and an allocation of stock-based compensation attributable to employees of Dean Foods. The costs of such services have been allocated to us based on the most relevant allocation method to the service provided, primarily based on relative percentage of total net sales, relative percentage of headcount, or specific identification. The total amount of these allocations from Dean Foods was approximately $23.8 million (which includes $4.0 million of transaction costs related to this offering) and $16.9 million in the six months ended June 30, 2012 and June 30, 2011, respectively. These cost allocations are primarily reflected within general and administrative expenses in our consolidated statements of operations as well as classified as

“Corporate and Other.” in Note 11 “Segment, Geographic and Customer Information.” Management believes the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by us during the periods presented. Following completion of this offering, we expect Dean Foods to continue to provide many of these services related to these functions on a transitional basis for a fee.

As a stand-alone public company, we will assume responsibility for the costs of these functions. The allocations may not reflect the expense we would have incurred as a stand-alone public company for the periods presented. Actual costs that may have been incurred if we had been a stand-alone public company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees, and strategic decisions made in certain areas.

The total invested equity represents Dean Foods’ interest in our recorded net assets. The Parent’s net investment balance represents the cumulative net investment by Dean Foods in us through that date, including any prior net income or loss or other comprehensive income or loss attributed to us and contributions received from or distributions made to Dean Foods. Current domestic income tax liabilities are deemed to be remitted in cash to Dean Foods in the period the related income tax expense is recorded. Certain transactions between us and other related parties that are wholly-owned subsidiaries of Dean Foods, including allocated expenses and settlement of intercompany transactions, are also included in Dean Foods’ net investment.

We repatriated approximately €55 million ($71 million) from our foreign operations to Dean Foods during the second quarter of 2012.

Invested equity in the consolidated balance sheets includes net payables to affiliates of Dean Foods of $295.9 million and $406.8 million as of June 30, 2012 and December 31, 2011, respectively.

A portion of Dean Foods’ consolidated debt has been allocated to us based on amounts directly incurred by us to fund the acquisition of Alpro in July 2009. Interest expense has been allocated based on the historical interest rates of the Dean Foods senior secured credit facility during each period presented, as this revolver was drawn to fund the Alpro acquisition. Debt issuance costs have been allocated in the same proportion as debt. Management believes the basis of allocation for debt, interest expense and debt issuance costs is reasonable. However, these amounts may not be indicative of the actual amounts that we would have incurred had we been a stand-alone public company for the periods presented. See Note 6 “Debt and Allocated Portion of Dean Foods’ Debt.”

Recent Accounting Pronouncements

In May 2011, in an effort to assist in the convergence of U.S. GAAP and International Financial Reporting Standards (“IFRS”), the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards Update related to “Fair Value Measurements: Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs.” The standard expands existing disclosure requirements for fair value measurements and makes certain other amendments, including a requirement to categorize, by level in the fair value hierarchy, items that are required to be disclosed, but not measured, at fair value. The standard is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, and should be applied prospectively. The adoption of this standard did not have a material effect on our consolidated financial statements.

In July 2012, the FASB issued an Accounting Standards Update related to “Testing Indefinite-Lived Intangibles for Impairment.” The purpose of the update is to simplify the guidance for testing indefinite-lived intangible assets for impairment and permits entities to first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test. Unless an entity determines, through its qualitative assessment, that it is more likely than not that an indefinite-lived intangible asset is impaired, it would not be required to calculate the fair value of the asset. This standard is effective for annual and interim impairment tests of indefinite-lived intangible assets performed in fiscal years beginning after September 15, 2012, and early adoption is permitted. We are currently evaluating the impact this standard will have on our annual indefinite-lived asset impairment testing process.

2. Discontinued Operations and Divestitures

Hero Group (“Hero”) Joint Venture

In the second quarter of 2011, we began evaluating strategic alternatives related to our joint venture with Hero. During the third quarter of 2011, due to continued poor performance by the venture and a desire on our part to invest in core operations, a recommendation was made to, and approved by, the joint venture partners, to wind down the joint venture operations during the fourth quarter of 2011. In conjunction with this action plan, we wrote down the value of the joint venture’s long-lived assets to fair value less costs to sell as of September 30, 2011. During the fourth quarter of 2011, the majority of the Hero 50% owned joint venture wind down was complete with the remainder of the wind down completed in the first quarter of 2012. For the six months ended and as of June 30, 2012, the joint venture’s operations were immaterial and only an immaterial amount of assets remain as part of our investment. We may incur additional charges related to our final settlement with Hero Group. Our Hero operations have been classified as discontinued operations in our consolidated financial statements.

3. Inventories

Inventories, net of reserves of $3.0 million and $2.3 million at June 30, 2012 and December 31, 2011, respectively, consisted of the following:

	June 30, 2012	December 31, 2011
	(In thousands)
Raw materials and supplies	75,269	66,699
Finished goods	68,991	60,716

Total	144,260	127,415

4. Goodwill and Intangible Assets

The changes in the carrying amount of goodwill for the six months ended June 30, 2012 are as follows:

	North America	Europe	Total
	(In thousands)
Balance at December 31, 2011	$600,316	$162,020	$762,336
Foreign currency translation	—	(3,418)	(3,418)

Balance at June 30, 2012	$600,316	$158,602	$758,918

The gross carrying amount and accumulated amortization of our intangible assets other than goodwill as of June 30, 2012 and December 31, 2011 are as follows:

	June 30, 2012			December 31, 2011
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
	(In thousands)
Intangible assets with indefinite lives:
Trademarks(1)	$347,026	$—	$347,026	$349,041	$—	$349,041
Intangible assets with finite lives:
Customer lists and relationships(1)	36,673	(13,265)	23,408	36,593	(12,061)	24,532
Trademarks	968	(961)	7	968	(960)	8

Total	$384,667	$(14,226)	$370,441	$386,602	$(13,021)	$373,581

(1)	The decrease in the carrying amount of intangible assets between December 31, 2011 and June 30, 2012 is the result of foreign currency translation adjustments.

Amortization expense on finite-lived intangible assets for the six months ended June 30, 2012 and 2011 was $1.2 million and $1.3 million, respectively. Estimated intangible asset amortization expense is $2.5 million for each of the years from 2012 through 2016.

5. Income Taxes

Income taxes have been prepared on a separate return basis as if the Company was a stand-alone entity. The Company, however, is included in the Dean Foods’ U.S. consolidated federal income tax return and also files some U.S. state income tax returns on a combined basis with Dean Foods. Our foreign subsidiaries file local income tax returns in the jurisdictions in which they operate.

For each interim period, the Company estimates the effective tax rate expected to be applicable for the full year and applies that rate to income from continuing operations before income taxes for the period. Additionally, the Company records discrete income tax items in the period in which they are incurred.

6. Debt and Allocated Portion of Dean Foods’ Debt

Our outstanding debt as of June 30, 2012 and December 31, 2011 consisted of the following:

	June 30, 2012		December 31, 2011
	Amount outstanding	Interest rate	Amount outstanding	Interest rate
	(In thousands, except percentages)
Allocated portion of Dean Foods debt:
Senior Secured Credit Facility	$440,255	2.68%	$440,255	3.00%

	440,255		440,255
WWF Operating Company debt obligations:
Receivables-backed facility	12,417	1.26%	15,916	1.31%

	12,417		15,916

Total long-term debt	$452,672		$456,171

Allocated Portion of Dean Foods’ Debt (Senior Secured Credit Facility)

We were allocated $440.3 million from the Dean Foods senior secured credit facility on July 2, 2009 to fund our acquisition of Alpro. Interest expense has been allocated based on the historical interest rates of the Dean Foods senior secured credit facility and totaled approximately $6.0 million and $6.9 million in the six months ended June 30, 2012 and June 30, 2011, respectively. Debt issuance costs have been allocated in the same proportion as debt and are recorded as a non-current asset included in our consolidated balance sheets. No principal, interest, and debt issuance costs have been paid by us historically. The principal balances associated with this allocated portion of the Dean Foods senior secured credit facility will be settled upon completion of this offering as a result of the payment to Dean Foods of the net proceeds of this offering and the related financing transactions.

Dean Foods’ senior secured credit facility is secured by liens on substantially all of Deans Foods’ domestic assets, including the assets of Dean Foods’ domestic subsidiaries. See Note 12 “Related Party Transactions—Guarantees.”

Receivables-Backed Facility

In 2004, we began participating in Dean Foods’ receivables-backed facility. We sell certain of our accounts receivable to a wholly-owned entity that is intended to be bankruptcy-remote. The entity transfers the receivables to third-party asset-backed commercial paper conduits sponsored by major financial institutions. The securitization is treated as borrowing for accounting purposes. We are the beneficiary and obligor for all borrowings and repayments under our portion of the Dean Foods facility. On September 28, 2011, Dean Foods amended the terms of the agreement to extend the liquidity termination date to September 25, 2013, to include the ability to issue letters of credit of up to $300 million under the facility, and to amend certain other terms.

The total amount of receivables sold to the entity as of June 30, 2012 was $100.1 million. During the first six months of 2012, we borrowed $117.5 million and subsequently repaid $121.0 million under the facility. The outstanding debt balance securitized by the Company’s accounts receivable as of June 30, 2012 was $12.4 million and is recorded in our condensed consolidated balance sheet. The principal balances associated with this portion of the receivables-backed facility will be settled upon completion of the offering as a result of the payment to Dean Foods of the net proceeds of this offering and the related financing transactions. Following completion of the offering, we will no longer participate in the Dean Foods receivables-backed facility.

Capital Lease Obligations

Our capital leases represent machinery and equipment financing obligations, which are payable in monthly installments of principal and interest and are collateralized by the related assets financed.

Alpro Revolving Credit Facility

Our Alpro operations have access to a multicurrency revolving credit facility with a borrowing capacity of €1 million (or its currency equivalent). The facility is unsecured and is guaranteed by Dean Foods and various Alpro subsidiaries. Proceeds under the facility may be used for Alpro’s working capital and other general corporate purposes. The subsidiary revolving credit facility is available for the issuance of up to €1 million (or its currency equivalent) of letters of credit. No principal payments are due under the subsidiary revolving credit facility until maturity on July 10, 2013. At June 30, 2012, there were no outstanding borrowings under this facility.

7. Derivative Financial Instruments and Fair Value Measurements

Derivative Financial Instruments

Foreign Currency

Our international operations represented approximately 25% and 17% of our long-lived assets and net sales, respectively, as of and for the six months ended June 30, 2012. Sales in foreign countries, as well as certain expenses related to those sales, are transacted in currencies other than our reporting currency, the U.S. Dollar. Our foreign currency exchange rate risk is primarily limited to the euro and the British pound. We may, from time to time, employ derivative financial instruments to manage our exposure to fluctuations in foreign currency rates or enter into forward currency exchange contracts to hedge our net investment and intercompany payable or receivable balances in foreign operations.

During the six month period ended June 30, 2012 we repatriated approximately €55.0 million from our foreign operations to Dean Foods. We entered into forward contracts to purchase $71.0 million to mitigate potential currency fluctuations as we took steps to mobilize the funds. These derivative instruments were not designated as hedging instruments, and changes in fair value of the instruments were recognized immediately in other operating (income) expense in our unaudited condensed consolidated statements of operations. We recognized a net gain of $0.6 million related to these instruments during the six months ended June 30, 2012. These gains were substantially offset by foreign currency losses related to an intercompany note that was repaid as part of the cash repatriation transaction.

As of June 30, 2012 and December 31, 2011, derivatives recorded at fair value in our consolidated balance sheets were as follows:

	Derivative assets		Derivative liabilities
	June 30, 2012	December 31, 2011	June 30, 2012	December 31, 2011
	(In thousands)
Derivatives designated as Hedging Instruments
Foreign currency contracts—current(1)	$198	$411	$—	$—
Commodities contracts—current(1)	25	—	90	—

Total derivatives	$223	$411	$90	$—

(1)	Derivative assets and liabilities that have settlement dates equal to or less than 12 months from the respective balance sheet date were included in other current assets and accounts payable and accrued expenses, respectively, in our unaudited condensed consolidated balance sheets.

Gains and losses on derivatives designated as cash flow hedges reclassified from accumulated other comprehensive income into income for the six months ended June 30, 2012 and 2011 were as follows:

	Six months ended June 30,
	2012	2011
	(In thousands)
(Gains) Losses on foreign currency contracts(1)	$(19)	$—
(Gains) losses on commodities contracts(2)	202	—

(1)	Recorded in cost of sales in our unaudited condensed consolidated statements of operations.
(2)	Recorded in distribution expense or cost of sales, depending on commodity type, in our unaudited condensed consolidated statements of operations.

Based on current commodity prices and exchange rates, we estimate that $0.1 million of hedging activity related to our commodities contracts and $0.2 million of hedging activity related to our foreign currency contracts will be reclassified from accumulated other comprehensive income into income within the next 12 months.

Commodities

We are exposed to commodity price fluctuations, including milk, non-genetically modified (“non-GMO”) and organic soybeans, butterfat, sweeteners, and other commodity costs used in the manufacturing, packaging, and distribution of our products, including natural gas, resin, and diesel fuel. To secure adequate supplies of materials and bring greater stability to the cost of ingredients and their related manufacturing, packaging, and distribution, we routinely enter into forward purchase contracts and other purchase arrangements with suppliers. Under the forward purchase contracts, we commit to purchasing agreed-upon quantities of ingredients and commodities at agreed-upon prices at specified future dates. The outstanding purchase commitment for these commodities at any point in time typically ranges from one month’s to one year’s anticipated requirements, depending on the ingredient or commodity. The majority of these contracts are considered normal purchases.

Fair Value Measurements

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering assumptions, we follow a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

•	Level 1—Quoted prices for identical instruments in active markets.

•

Level 2—Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations, in which all significant inputs are observable in active markets.

•	Level 3—Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

A summary of our derivative assets and liabilities measured at fair value on a recurring basis as of June 30, 2012 and December 31, 2011 is as follows (in thousands):

	Fair value as of June 30, 2012	Level 1	Level 2	Level 3
Assets—Foreign currency contracts	$198	$—	$198	$—
Asset—Commodities contracts	25	—	25	—
Liability—Commodities contracts	90	—	90	—

	Fair value as of December 31, 2011	Level 1	Level 2	Level 3
Assets—Foreign currency contracts	$411	$—	$411	$—
Asset—Commodities contracts	—	—	—	—
Liability—Commodities contracts	—	—	—	—

The fair value of our foreign currency contracts is based on the notional amounts and rates under the contracts and observable market forward exchange rates. The fair value of our commodities contracts is based on the quantities and fixed prices under the agreements and a quoted forward commodity prices. We classify these instruments in Level 2 because quoted market prices can be corroborated utilizing observable benchmark market rates at commonly quoted intervals and observable market transactions of spot currency rates and forward currency prices. We did not significantly change our valuation techniques from prior periods. Due to their near-term maturities, the carrying amounts of accounts receivable and accounts payable are considered equivalent to fair value. In addition, because the interest rates on the Dean Foods senior secured credit facility and certain other debt are variable, their fair values approximate their carrying values.

8. Share-Based Compensation

Certain of the Company’s employees participate in share-based compensation plans sponsored by Dean Foods. These plans provide employees with restricted stock units or options to purchase shares of Dean Foods’ common stock.

Stock Options

The following table summarizes stock option activity for our employees during the first six months of 2012:

	Options	Weighted average exercise price	Weighted average contractual life	Aggregate intrinsic value
Options outstanding at January 1, 2012.	2,505,556	$21.06
Granted	295,951	$12.07
Forfeited and cancelled(1)	(476,295)	$20.13
Exercised	(17,623)	$12.66

Options outstanding at June 30, 2012	2,307,589	$20.62	6.16	$3,355,914

Options exercisable at June 30, 2012	1,807,069	$22.44	5.39	$1,337,317

(1)	Pursuant to the terms of Dean Foods stock option plans, options that are forfeited or cancelled may be available for future grants.

The weighted-average grant date fair value of options granted to our employees during the six months ended June 30, 2012 and 2011 was $4.72 per share and $4.04 per share, respectively.

Share-based compensation expense for stock options is recognized ratably over the vesting period. The fair value of each option award is estimated on the date of grant using the Black-Scholes valuation model, using the following assumptions:

	Six months ended June 30,
	2012	2011
Expected volatility	44%	41%
Expected dividend yield	0%	0%
Expected option term	5 years	5 years
Risk-free rate of return	0.62 to 0.88%	2.19% to 2.30%

RSUs

The following table summarizes RSU activity during the six months ended June 30, 2012:

Total
Stock units outstanding January 1, 2012	431,608
Stock units issued	207,756
Shares issued upon vesting of stock units.	(203,636)
Stock units cancelled or forfeited(1)	(45,736)

Stock units outstanding at June 30, 2012	389,992

Weighted average grant date fair value	$12.70

(1)	Pursuant to the terms of Dean Foods stock unit plans, employees have the option of forfeiting stock units to cover their minimum statutory tax withholding when shares are issued. Stock units that are cancelled or forfeited become available for future grants.

Cash Performance Units

We grant cash performance units (“CPUs”) to employees as part of our long-term incentive compensation program under the terms of the 2007 Stock Incentive Plan (the “2007 Plan”). The CPU awards are cash-settled awards and are designed to link compensation of certain executive officers and other key employees to our performance over a three-year period. The performance metric, as defined in the award, is the performance of our stock price relative to that of a peer group of companies. The range of payout under the award is between 0% and 200% and is payable in cash at the end of each respective performance period. The fair value of the awards is measured at each reporting period. Compensation expense related to the Company’s direct employees is recognized over the vesting period which is recorded in general and administrative expenses in the consolidated statements of operations A liability related to these units has not been reflected in the consolidated balance sheet as it will be funded by Dean Foods. The following table summarizes CPU activity during the first six months of 2012:

Units
Outstanding at January 1, 2012	2,206,250
Granted	487,500
Converted/paid	—
Forfeited	(200,000)

Outstanding at June 30, 2012	2,493,750

Phantom Shares

We grant phantom shares as part of our long-term incentive compensation program, which are similar to RSUs in that they are based on the price of Dean Foods stock and vest ratably over a three-year period, but are cash-settled based upon the value of Dean Foods stock at each vesting period. The fair value of the awards is re-measured at each reporting period. Compensation expense is recognized over the vesting period, which is recorded in general and administrative expenses in the condensed consolidated statements of operations. A liability related to these shares has not been reflected in the consolidated balance sheet as it will be funded by Dean Foods. The following table summarizes the phantom share activity during the first six months of 2012:

	Shares	Weighted-average grant date fair value
Outstanding at January 1, 2012	255,544	$10.34
Granted	240,993	12.07
Converted/paid	(77,151)	10.35
Forfeited	(19,557)	10.59

Outstanding at June 30, 2012	399,829	$11.22

Share-Based Compensation Expense

The following table summarizes the share-based compensation expense recognized during the six months ended June 30, 2012 and 2011:

	Six months ended June 30,
	2012	2011
	(In thousands)
Stock Options	$629	$890
RSUs	1,453	1,902
CPUs	609	102
Phantom Shares	1,670	381

Share-based compensation expense funded by parent	$4,361	$3,275

9. Employee Retirement and Profit Sharing Plans

Certain of the Company’s employees participate in employee retirement and profit sharing plans sponsored by Dean Foods. Dean Foods sponsors various employee benefit plans which consist of Dean Foods’ consolidated defined benefit and defined contribution plans, including various employee savings and profit sharing plans. Substantially all full-time union and non-union employees who have completed one or more years of service and have met other requirements pursuant to the plans are eligible to participate in one or more of these plans. Additionally, we contribute to various multiemployer pension plans on behalf of our employees.

We account for our employees’ participation in these Dean Foods’ employee defined benefit plan as a multiemployer plan and record our contribution to the pension plans or allocation of net periodic pension cost or benefit associated with our employees. Accordingly, expenses related to these plans were determined by specifically identifying the costs for the Company’s participants. These pension expenses were allocated to the Company and reported in general and administrative expenses. The amounts allocated for pension expenses in general and administrative expenses were $32,000 and $31,000 for each of the six month periods ended June 30, 2012 and 2011, respectively.

We also have a separate stand-alone defined benefit pension plan as a result of the acquisition of Alpro on July 2, 2009.

Alpro Defined Benefit Plans

	Six months ended June 30,
	2012	2011
	(In thousands)
Components of net periodic benefit cost:
Service cost	$711	$658
Interest cost	259	262
Expected return on plan assets	(97)	(70)
Amortization:
Prior service (credit)/cost	8	9
Unrecognized net (gain)/loss	2	4

Net periodic benefit cost	$883	$863

10. Commitments and Contingencies

Lease and Purchase Obligations

We lease certain property, plant, and equipment used in our operations under both capital and operating lease agreements. Such leases, which are primarily for machinery, equipment, and vehicles, have lease terms ranging from one to 20 years. We did not have any material capital lease obligations as of June 30, 2012. Rent expense was $3.9 million and $4.2 million for the six months ended June 30, 2012 and 2011, respectively.

We have entered into various contracts, in the normal course of business, obligating us to purchase minimum quantities of raw materials used in our production and distribution processes, including organic raw milk and soybeans. We enter into these contracts from time to time to ensure a sufficient supply of raw ingredients. In addition, we have contractual obligations to purchase various services that are part of our production process.

Litigation, Investigations and Audits

The Company is involved in various litigation, investigations, and audit proceedings in the normal course of business. It is management’s opinion, after consultation with counsel and a review of the facts, a material adverse effect on the financial position, liquidity, or results of operations of the Company is not probable or reasonably possible.

11. Segment, Geographic and Customer Information

We currently have two chief operating decision makers, the President of WhiteWave who manages our North America-based operations, and our Alpro Chief Executive Officer who manages our Europe-based operations. Both are currently executive officers of Dean Foods and report directly to the Chairman of the Board and Chief Executive Officer of Dean Foods. Accordingly, our business is organized into two segments, North America and Europe, based on our go-to-markets strategies, customer bases, and the objectives of our businesses. Our reportable segments align with how management monitors operating performance, allocates resources and deploys capital.

The North America segment offers products in the plant-based foods and beverages, coffee creamers and beverages, and premium dairy product categories throughout North America, and our Europe segment offers plant-based food and beverage products throughout Europe. We sell our products to a variety of customers, including grocery stores, mass merchandisers, club stores, and convenience stores, as well as various away-from-home channels, including restaurants and foodservice outlets, across North America and Europe. We sell our products in North America and Europe primarily through our direct sales force and independent brokers. We utilize five manufacturing plants, two distribution centers, and three co-packers across the United States. Additionally, we have four plants across Europe in the United Kingdom, Belgium, France, and the Netherlands, each supported by an integrated supply chain.

During the fourth quarter of 2011, the majority of the Hero 50% owned joint venture wind down was complete with the remainder of the wind down completed in the first quarter of 2012. For the six months ended and as of June 30, 2012, the joint venture’s operations, historically a part of the North America segment, were immaterial and only an immaterial amount of assets remain as part of our investment. We may incur additional charges related to our final settlement with Hero Group.

We evaluate the performance of our segments based on sales and operating income or loss before gains and losses on the sale of businesses, write downs related to the wind down of our joint venture, foreign exchange gains and losses and income tax. The amounts in the following tables are obtained from reports used by our senior management team. There are no significant non-cash items reported in segment profit or loss other than depreciation and amortization.

The reporting segments do not include the costs allocated to us by Dean Foods for certain corporate and shared service functions. In addition, the expense related to share-based compensation has not been allocated to our segments and is reflected entirely within the caption “Corporate and Other”. Therefore, the measure of segment profit or loss presented below is before such items.

The following table presents the summarized income statement amounts by segment:

	Six months ended
	June 30, 2012	June 30, 2011
	(In thousands)
Total net sales:
North America	$921,471	$785,567
Europe	185,003	189,084

Total	$1,106,474	$974,651

Operating income:
North America	$104,135	$81,593
Europe	10,690	14,056

Total reportable segment operating income	114,825	95,649
Corporate and Other	(23,754)	(16,914)

Total operating income	$91,071	$78,735
Other expense (income):
Interest expense (income)	2,610	5,210
Other expense (income), net	683	(770)

Income from continuing operations before tax	$87,778	$74,295

Depreciation and amortization:
North America	$27,740	$23,555
Europe	8,504	10,127

Total	$36,244	$33,682

Capital expenditures:
North America	$37,177	$35,332
Europe	3,953	6,562

Total	$41,130	$41,894

The following tables present sales amounts by product categories:

	Six months ended June 30,
	2012	2011
	(In thousands)
Total net sales:
Plant-based foods and beverages	$454,162	$406,805
Coffee creamers and beverages	387,068	318,786
Premium dairy	265,244	249,060

Total	$1,106,474	$974,651

The following table presents the summarized balance sheet amounts by segment:

	June 30, 2012	December 31, 2011
	(In thousands)
Assets:
North America	$1,517,987	$1,510,406
Europe	534,605	594,382
Assets held for sale	—	3,897

Total	$2,052,592	$2,108,685

Long-lived Assets:
North America	$1,287,799	$1,291,318
Europe	429,771	443,598

Total	$1,717,570	$1,734,916

Significant Customers

The Company had a single customer that represented approximately 18% and 17% of our consolidated net sales in the six months ended June 30, 2012 and 2011, respectively. Sales to this customer were primarily included in our North America segment.

12. Related Party Transactions

Allocated Expenses

Dean Foods currently provides certain corporate services to us, and costs associated with these functions have been allocated to us. These allocations include costs related to corporate services, such as executive management, supply chain, information technology, legal, finance and accounting, human resources, risk management, tax, treasury, and other services, as well as stock-based compensation expense attributable to our employees and allocation of stock-based compensation attributable to employees of Dean Foods. The costs of such services have been allocated to us based on the most relevant allocation method to the service provided, primarily based on relative percentage of total net sales, relative percentage of headcount, or specific identification. The total amount of these allocations from Dean Foods was approximately $23.8 million (which includes $4.0 million of transaction costs related to this offering) and $16.9 million in the six months ended June 30, 2012 and June 30, 2011, respectively. These cost allocations are primarily reflected within general and administrative expenses in our consolidated statements of operations as well as classified as “Corporate and Other” in Note 11 “Segment, Geographic and Customer Information.” Management believes the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by us during the periods presented. Following completion of this offering, we expect Dean Foods to continue to provide many of these services related to these functions on a transitional basis for a fee.

The allocations may not reflect the expense we would have incurred as a stand-alone public company for the periods presented. Actual costs that may have been incurred if we had been a stand-alone public company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees, and strategic decisions made in certain areas.

A portion of Dean Foods’ consolidated debt has been allocated to us based on amounts directly incurred by Dean Foods in July 2009 to fund our acquisition of Alpro. Net interest expense has been allocated in the same proportions as debt. Management believes the allocation basis for debt, interest expense, and deferred issuances costs is reasonable. However, these amounts may not be indicative of the actual amounts that we would have incurred had we been a stand-alone public company for the periods presented. See Note 6 “Debt and Allocated Portion of Dean Foods’ Debt.”

Cash Management

We use a centralized approach to cash management and financing of operations. The Company’s cash is available for use and is regularly swept by Dean Foods at its discretion. Dean Foods also funds the Company’s operating and investing activities as needed. Transfers of cash, both to and from Dean Foods’ cash management system, are reflected as a component of “Parent’s net investment” in the Company’s condensed consolidated balance sheets.

Related Party Arrangements

Related party transactions and activities involving Dean Foods and its wholly-owned subsidiaries are not always consummated on terms equivalent to those that would prevail in an arm’s-length transaction where conditions of competitive, free-market dealing may exist. Sales of our raw materials and finished products that we manufacture to other wholly-owned subsidiaries of Dean Foods have been reflected as related party sales in our condensed consolidated financial statements. These related party transactions are included as part of Parent’s net investment.

Certain related party transactions are settled in cash and are reflected as Related Party Receivables in our consolidated balance sheets. The remaining related party transactions are settled by either non-cash capital contributions from Dean Foods to us or non-cash capital distributions from us to Dean Foods.

During the six months ended June 30, 2012 and 2011, we utilized manufacturing facilities and resources managed by affiliates of Dean Foods Company to conduct our business. The expenses associated with these transactions, which primarily relate to co-packing certain of our products, are included in cost of sales in our condensed consolidated statements of operations.

Intellectual Property License Agreement

The Company is party to a licensing agreement with a wholly-owned subsidiary of Dean Foods pursuant to which this wholly-owned Dean Food subsidiary has the right to use the Company’s intellectual property in the manufacture of certain products for a fee. For the six months ended June 30, 2012 and 2011, related party license income was recorded within other operating income in our condensed consolidated statements of operations in the amount of $21.3 million and $20.5 million, respectively.

As of June 30, 2012 and December 31, 2011, amounts outstanding under these arrangements totaled $10.8 million and $11.1 million, respectively, and are recorded separately as related party receivables on our condensed consolidated balance sheets

In conjunction with the license agreement, a loan agreement was entered into, pursuant to which the Company extended a line of credit to this wholly-owned Dean Food subsidiary related to the license income. There have been no repayments of this loan to date and there are no future plans to settle the outstanding balance, therefore the principal and associated accrued interest is shown in Parent’s net investment. The interest term on the loan to this wholly-owned Dean Food subsidiary is LIBOR plus 2% and is recorded as an offset to interest expense in our consolidated statements of operations. Interest income for the six months ended June 30, 2012, and 2011 was $3.8 million and $2.9 million, respectively.

Guarantees

We have entered into several guarantee agreements with Dean Foods whereby we guarantee debt issued by Dean Foods on a joint and several basis. The aggregate unpaid principal balance of the debt issued by Dean Foods that is guaranteed by us was approximately $3.6 billion as of June 30, 2012. The guarantee remains in place until the related debt matures, which will occur on varying dates through 2018, and if the issuer or the primary guarantor, as applicable, defaults on the underlying debt, the Company would be required to satisfy the outstanding debt. As this is an intercompany guarantee, the Company has not recognized an indemnification liability or any income associated with this guarantee in its financial statements.

13. Subsequent Events

The Company has evaluated subsequent events after the balance sheet date through August 7, 2012, which is the date the financial statements are available to be issued.

The WhiteWave Foods Company (“WhiteWave Foods Company”), a wholly-owned subsidiary of Dean Foods was incorporated on July 17, 2012 to own WWF Operating Company. WWF Operating Company will be transferred to WhiteWave Foods Company upon the completion of this offering. The initial capitalization of WhiteWave Foods Company was one thousand dollars.

In connection with this offering, we have entered, or will enter, into agreements that formalize ongoing commercial arrangements we have with certain wholly-owned Dean Foods subsidiaries. These agreements will become effective no later than the completion of this offering.

Transitional Sales Agreements

•

We have entered into an agreement with a wholly-owned Dean Foods subsidiary, pursuant to which it will transfer back to us responsibility for its sales and associated costs of certain WhiteWave products over a 15-month term. During this term, this Dean Foods subsidiary will provide certain transitional services to us, which include, but are not limited to, taking and filling orders, collecting receivables, and shipping products to our customers. These Dean Foods subsidiaries will remit to us the net profit associated with these product sales until such time as the sales are transitioned to us.

•

We have also entered into an agreement with a certain wholly-owned Dean Foods subsidiary pursuant to which we will transfer to such subsidiary responsibility for the sales and associated costs of our aerosol whipped topping and other non-core products over a 15-month term. During this term, we will provide certain transitional services to this Dean Foods subsidiary, which include, but are not limited to, taking and filling orders and collecting receivables. We will remit to this Dean Foods subsidiary the net profit associated with these product sales until such time as the sales are transitioned to the Dean Foods subsidiary.

Sales and Distribution Agreement

•

We have entered into an agreement with wholly-owned Dean Foods subsidiaries, pursuant to which these Dean Foods subsidiaries will continue to sell and distribute certain WhiteWave products for a term of up to 18 months, depending on the product and customer. This agreement modifies our historical intercompany arrangements and reflects pricing we believe to be arm’s length.

Manufacturing and Supply Agreements

•

We have entered into a manufacturing agreement with a wholly-owned Dean Foods subsidiary pursuant to which they will continue manufacturing various WhiteWave products on our behalf. With the exception of the manufacture of aerosol whipped topping and other non-core products, which are subject to this agreement for a term of up to 15 months, this agreement generally has a term of three to five years with respect to the various product lines. The agreement modifies our historical intercompany arrangements and reflects pricing we believe to be arm’s length.

•

We have entered into a separate manufacturing agreement with certain wholly-owned Dean Foods subsidiaries pursuant to which they will continue manufacturing WhiteWave fresh organic milk products on our behalf for a term of 18 months. The agreement formalizes our historical intercompany arrangements and reflects pricing we believe to be arm’s length.

•

We have also entered into a supply agreement with certain wholly-owned Dean Foods subsidiaries pursuant to which we will continue to purchase cream for an initial term of up to 24 months, with an option for us to renew for up to four one-year terms. This agreement formalizes our historical intercompany arrangements and reflects pricing we believe to be arm’s length.

Termination of Intellectual Property License Agreement

•

Historically, our intellectual property license agreement with a wholly-owned Dean Foods subsidiary provided such subsidiary the right to use certain of our intellectual property in the manufacture of certain products for a fee. In conjunction with the license agreement, a loan agreement was entered into, pursuant to which we extended a line of credit to such subsidiary related to the license income under the license agreement. There have been no repayments of this loan to date and there are no future plans to settle the outstanding balance; therefore, the principal and associated accrued interest is shown in parent’s net investment. We have entered into an agreement with such subsidiary pursuant to which we will terminate this license agreement and the related loan. In addition, we intend to enter into one or more asset purchase agreements with such subsidiary to effect the transfer to such subsidiary of the intellectual property subject to the license agreement.

2012 Stock Incentive Plan

On August 7, 2012, the Dean Foods Compensation Committee, the Dean Foods board of directors, and The WhiteWave Foods Company board of directors approved the terms of our 2012 Stock Incentive Plan. The purpose of the plan is to attract and retain non-employee directors, consultants, executive personnel, and other key employees of outstanding ability to motivate them by means of performance related incentives and to enable them to participate in our growth and financial success. No awards have been issued under the plan to date.

Through and including                 , 2012 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

THE WHITEWAVE FOODS COMPANY

                 shares

Class A common stock

Prospectus

J.P. Morgan	Credit Suisse	BofA Merrill Lynch

                , 2012

Part II

Information Not Required In Prospectus

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the expenses to be incurred in connection with the offering described in this Registration Statement, other than underwriting discount, all of which will be paid by the Registrant. All amounts are estimates except the SEC registration fee and the Financial Industry Regulatory Authority, Inc. filing fee.

Amount
SEC registration fee		$34,380
Financial Industry Regulatory Authority, Inc. filing fee		45,500
NYSE listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses		*
Transfer Agent’s fees and expenses		*
Printing and engraving expenses		*
Miscellaneous		*

Total Expenses	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of its directors or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the Court of Chancery or such other court shall deem proper.

The Company’s amended and restated certificate of incorporation and bylaws authorize the indemnification of officers and directors of the Registrant consistent with Section 145 of the Delaware General Corporation Law.

Item 15.	Recent Sales of Unregistered Securities.

Registrant has not sold any securities, registered or otherwise, within the past three years, except for the shares issued upon formation to Registrant’s sole stockholder, Dean Foods Company.

II-1

Item 16.	Exhibits and Financial Statement Schedules.

The exhibits to the registration statement are listed in the Exhibit Index attached hereto and incorporated by reference herein.

Item 17.	Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-2

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on this 7th day of August, 2012.

THE WHITEWAVE FOODS COMPANY

By:	/s/ Gregg L. Engles
Gregg L. Engles
Chief Executive Officer

Signatures and Power of Attorney

We, the undersigned officers and directors of The WhiteWave Foods Company, hereby severally constitute and appoint Kelly J. Haecker and Roger E. Theodoredis, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any other registration statement for the same offering pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date
/s/ Gregg L. Engles Gregg L. Engles	Chairman and Chief Executive Officer (Principal Executive Officer)	August 7, 2012
/s/ Kelly J. Haecker Kelly J. Haecker	Chief Financial Officer (Principal Financial and Accounting Officer)	August 7, 2012
/s/ Stephen L. Green Stephen L. Green	Director	August 7, 2012
/s/ Doreen A. Wright Doreen A. Wright	Director	August 7, 2012

Exhibit Index

Exhibit Number	Description of Exhibit

1.1*	Underwriting Agreement

3.1	Certificate of Incorporation of the Registrant

3.2	By-laws of the Registrant

3.3*	Form of Certificate of Incorporation of the Registrant (to be effective upon the closing of this offering)

3.4*	Form of By-laws of the Registrant (to be effective upon the closing of this offering)

4.1*	Specimen Stock Certificate evidencing the shares of Class A common stock

5.1*	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP

10.1*	Form of Separation and Distribution Agreement

10.2*	Form of Transition Services Agreement

10.3*	Form of Tax Matters Agreement

10.4*	Form of Employee Matters Agreement

10.5*	Form of Manufacturing and Supply Agreement

10.6*	Form of Sales and Distribution Agreement

10.7*	Form of Transitional Sales Agreement

10.8*	Form of Registration Rights Agreement

10.9*	Form of 2012 Stock Incentive Plan

10.10*	Form of Non-Qualified Stock Option Agreement under 2012 Stock Incentive Plan

10.11*	Form of Restricted Stock Unit Agreement

10.12*	Form of IPO Grant of Non-Qualified Stock Option under 2012 Stock Incentive Plan

10.13*	Form of IPO Grant of Restricted Stock Unit

21.1*	Subsidiaries of the Registrant

23.1	Consent of Deloitte & Touche LLP

23.2	Consent of Deloitte & Touche LLP

23.3*	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page)

*	To be filed by amendment.